Exhibit (c)(iii)(B)

Budget Statement

2012-13

Budget Paper No. 2

Circulated by The Hon. Mike Baird MP, Treasurer, New South Wales

Table of Contents

Chart and Table List

About this Budget Paper		i

Chapter 1:	Budget Overview, Context and Strategy
1.1	Introduction	1 - 1
1.2	Fiscal Strategy and Outlook	1 - 3
1.3	Reform Priorities in this Budget	1 - 11
1.4	Performance and Reporting Under Fiscal Responsibility Bill	1 - 25

Chapter 2:	The Economy
2.1	Introduction	2 - 1
2.2	Overview	2 - 2
2.3	Global and National Economic Outlook	2 - 5
2.4	New South Wales Economic Outlook	2 - 8
2.5	Risks to the Economic Outlook	2 - 22

Chapter 3:	Budget Position
3.1	Introduction	3 - 1
3.2	Fiscal framework for Budget Aggregates	3 - 2
3.3	Budget Aggregates for 2012-13	3 - 3
3.4	Budget Position to 2015-16	3 - 5
3.5	Capital Expenditure	3 - 10
3.6	Balance Sheet	3 - 11
3.7	Cash Flow	3 - 14
3.8	Budget Risks	3 - 16

Chapter 4:	General Government Expenses
4.1	Introduction	4 - 2
4.2	2012-13 Budget Priorities	4 - 3
4.3	2011-12 Budget Achievements	4 - 7
4.4	Expense Trends	4 - 10
4.5	Government Policy Priorities	4 - 18

Chapter 5:	General Government Revenues
5.1	Introduction	5 - 1
5.2	Revenue Policy Changes	5 - 2
5.3	Tax Reform	5 - 5
5.4	Revenue Trends	5 - 6
5.5	Taxation Revenue	5 - 9
5.6	Grant Revenue	5 - 14
5.7	Other Revenues	5 - 16
5.8	Revenue Risks	5 - 20
5.9	Tax Expenditures and Concessions	5 - 20

Budget Statement 2012-13

Chapter 6:	Federal Financial Relations
6.1	Introduction	6 - 1
6.2	GST Revenue	6 - 4
6.3	Specific Purpose Payments	6 - 13
6.4	COAG Reform Agenda – Looking Ahead	6 - 18
6.5	Working Cooperatively Across the Federation	6 - 20

Chapter 7:	Liability Management
7.1	Introduction	7 - 1
7.2	Net Debt and Net Financial Liabilities	7 - 2
7.3	Unfunded Superannuation	7 - 13

Chapter 8:	Public Trading Enterprises
8.1	Introduction	8 - 1
8.2	Commercial Sector PTEs	8 - 3
8.3	Major Commercial PTEs	8 - 9
8.4	Non-commercial PTE Sector	8 - 17
8.5	Major Non-commercial PTEs	8 - 20

Chapter 9:	Uniform Financial Reporting
9.1	Introduction	9 - 1
9.2	Uniform Presentation Framework	9 - 2
9.3	Primary Financial Statements	9 - 4
9.4	Emerging Issues	9 - 7
9.5	Uniform Presentation Tables	9 - 8
9.6	Loan Council Allocation	9 - 25

Appendices
A. Progress Against Fiscal Responsibility Act 2005 Targets and Principles		A - 1
B. 2011-12 Budget – Outcome and Summary of Variations		B - 1
C. Tax Expenditure and Concessional Charges Statement		C - 1
D. Accounting principles followed in the Budget Papers		D - 1
E. Classification of agencies		E - 1

Glossary

Index

Budget Statement 2012-13

Chart and Table List

Page

Chapter 1 Budget Overview, Context and Strategy		1

Budget Outlook	Table 1.1	1-2

Budget Turnaround	Table 1.2	1-2

Commonwealth Budget Projections of National GST Pool	Chart 1.1	1-4

Revenue and Expense Growth, 2007-08 to 2015-16	Chart 1.2	1-5

General Government Expense Growth	Chart 1.3	1-6

Headline and Underlying Budget Result	Chart 1.4	1-8

Total State Capital Expenditure	Chart 1.5	1-9

General Government and Total State Net Debt	Chart 1.6	1-10

S&P Ratio: impact of valuation assumptions and Government actions	Chart 1.7	1-11

Infrastructure Investment Summary	Table 1.3	1-16

State-Funded General Government Infrastructure Program including Public Transport	Chart 1.8	1-18

Public Trading Enterprises’ Infrastructure Program excluding Public Transport	Chart 1.9	1-18

Australian Government contribution to State Infrastructure Program	Chart 1.10	1-19

Changes in the fiscal gap since the 2011-12 Budget	Chart 1.11	1-28

Key Fiscal Indictors NSW 2002-03 to 2015-16 (per cent)	Table 1.4	1-29

Key Fiscal Indicators NSW 2002-03 to 2015-16 ($million)	Table 1.5	1-30

Chapter 2 The Economy		2

World Economic Prospects	Table 2.1	2-6

Economic Performance and Outlook	Table 2.2	2-10

NSW Real Household Consumption of Goods and Services	Chart 2.1	2-11

NSW Dwelling Investment share of Domestic Demand	Chart 2.2	2-13

NSW Non-residential Building and Engineering Construction	Chart 2.3	2-14

NSW Merchandise Exports	Chart 2.4	2-16

NSW Service Export Indicators	Chart 2.5	2-16

NSW Employment by Industry – share of Total Employment	Chart 2.6	2-18

NSW Job Vacancies as per cent of Labour Force	Chart 2.7	2-18

Economic Projections for 2014-15 and 2015-16	Table 2.3	2-22

Budget Statement 2012-13

Chapter 3 Budget Position		3

Headline and Adjusted Budget Results	Chart 3.1	3-3

Budget Results 2009-10 to 2015-16	Chart 3.2	3-6

General Government Sector Operating Statement	Table 3.1	3-7

Reconciliation Statement – Expenses	Table 3.2	3-9

General Government Sector Infrastructure Investment	Table 3.3	3-10

State funded General Government Infrastructure Program including Public Transport Capital Expenditure	Table 3.4	3-10

State Funded General Government and Public Transport Infrastructure Investment	Chart 3.3	3-11

General Government Sector Balance Sheet	Table 3.5	3-13

General Government Sector Cash Flow Statement	Table 3.6	3-15

Sensitivity of Fiscal Aggregates to Changes in Economic Parameters, 2012-13	Table 3.7	3-19

Chapter 4 General Government Expenses		4

Forward Estimates in the 2008-09 to 2012-13 Budgets	Chart 4.1	4-2

Total Expenses – Budget Versus Actual 2004-05 to 2011-12	Chart 4.2	4-3

Savings Measures	Table 4.1	4-7

Treasurer’s Advance	Chart 4.3	4-10

Four year Average Annual Nominal Growth in Expenses	Chart 4.4	4-11

Summary of Expenses by Operating Statement Category	Table 4.2	4-11

Composition of Total Expenses 2012-13: by type	Chart 4.5	4-12

Expenses as a Proportion of GSP	Table 4.3	4-12

Employee expenses	Table 4.4	4-13

Comparison of Real Wage Increases in Public and Private Sectors	Chart 4.6	4-15

Composition of Total Expenses 2012-13: by policy area	Chart 4.7	4-18

Chapter 5 General Government Revenues		5

Composition of Total Revenue, NSW South Wales, 2012-13	Chart 5.1	5-1

Revenue Measures Announced in the 2012-13 Budget	Table 5.1	5-2

Revenue Effect of Previously Announced Decisions	Table 5.2	5-4

Summary of Revenues	Table 5.3	5-7

Main Sources of Variation in 2011-12 Revenue Estimates	Table 5.4	5-8

Composition of Tax Revenue, 2012-13	Chart 5.2	5-9

Taxation Revenue	Table 5.5	5-10

Growth of Residential Transfer Duty, Transactions and Home Prices	Chart 5.3	5-11

Budget Statement 2012-13

Growth of Payroll Tax, Employment and Hours Worked	Chart 5.4	5-12

Grant Revenue	Table 5.6	5-15

Sale of Goods and Services	Table 5.7	5-16

Interest Income	Table 5.8	5-17

Dividends and Income Tax Equivalent Revenue	Table 5.9	5-17

Other Dividends and Distributions	Table 5.10	5-18

Royalties	Table 5.11	5-19

Fines, Regulatory Fees and Other Revenue	Table 5.12	5-20

Major Tax Expenditures by Type	Table 5.13	5-21

Concessions by Function	Table 5.14	5-23

Chapter 6 Federal Financial Relations		6

Federal-State Vertical Fiscal Imbalance, 2010-11	Chart 6.1	6-2

Australian Government Payments to New South Wales	Table 6.1	6-3

Composition of Australian Government Payments to New South Wales 2012-13	Chart 6.2	6-3

State Shares of Australian Government Payments 2012-13	Table 6.2	6-4

GST Revenue Payments Estimates Changes	Chart 6.3	6-5

GST Revenue Payments to New South Wales	Table 6.3	6-5

Australian Government GST Pool Estimates	Chart 6.4	6-6

GST Pool: Actual and Trend Levels	Chart 6.5	6-7

Household Net Saving and Consumption Ratios	Chart 6.6	6-8

Taxable Consumption as a Share of Total Consumption	Chart 6.7	6-9

Household Consumption Prices	Chart 6.8	6-9

2012 Update – Major Factors Affecting NSW Relativity	Table 6.4	6-10

GST Redistribution: Actual payments Compared to Population-based Payments	Table 6.5	6-13

NSW Total Specific Purpose Payments	Table 6.6	6-14

National SPPs and Other Payments to New South Wales	Table 6.7	6-15

National Partnership Payments to New South Wales	Table 6.8	6-16

National Disability Insurance Scheme Estimated Costs and Funding	Table 6.9	6-19

Chapter 7 Liability Management		7

General Government Sector – Net Debt and Net Financial Liabilities	Table 7.1	7-2

General Government Sector – Capital Program Funding Sources	Table 7.2	7-3

NSW, Queensland and Commonwealth 10 Year Bond Yields-2010 to 2012	Chart 7.1	7-4

General Government Sector – Interest Expense as a Percentage of Revenue	Chart 7.2	7-5

Budget Statement 2012-13

General Government Sector – Insurance Asset and Liability Estimates	Table 7.3	7-6

Non-financial Public Sector – Net Debt And Net Financial Liabilities	Table 7.4	7-8

Non-financial Public Sector – Capital Program Funding Sources	Table 7.5	7-9

Standards & Poor’s (S&P) Radio	Chart 7.3	7-9

Non-financial Public Sector – Net Financial Liabilities	Chart 7.4	7-10

Non-financial Public Sector – Net Financial Liabilities and Net Debt	Chart 7.5	7-10

Total State Sector – Net Debt Net Financial Liabilities and Net Worth	Table 7.6	7-12

General Government Sector – Superannuation Liabilities (Current AASB 119 Basis)	Table 7.7	7-14

General Government Sector – Superannuation Liabilities Accounting Reporting and Actuarial Funding Basis Estimates	Table 7.8	7-15

General Government Sector – Superannuation Assets	Table 7.9	7-17

General Government Sector – Superannuation Liabilities, Expenses and Cash Flows	Table 7.10	7-18

Chapter 8 Public Trading Enterprises		8

Commercial and Non-commercial PTEs	Table 8.1	8-2

Adjusted Net Operating Surplus – Commercial PTEs	Chart 8.1	8-4

Commercial PTE Sector Capital Expenditure and Gearing	Chart 8.2	8-5

Commercial PTE Capital Expenditure by Sector	Table 8.2	8-6

Reduction in Commercial PTE Capital Forecasts Since Last Budget	Chart 8.3	8-6

Commercial PTE dividends and tax	Chart 8.4	8-8

Adjusted Net Operating Surplus – Non-commercial PTEs	Chart 8.5	8-18

Non-commercial PTE Capital Expenditure by Sector	Table 8.3	8-19

Non-commercial PTE Capital Investment	Chart 8.6	8-20

Budget Support for the PTE Transport Sector	Table 8.4	8-23

Chapter 9 Uniform Financial Reporting		9

General Government Sector Operating Statement	Table 9.1	9-9

General Government Sector Balance Sheet	Table 9.2	9-11

General Government Sector Cash Flow Statement	Table 9.3	9-12

Derivation of ABS GFS General Government Sector Cash Surplus/(Deficit)	Table 9.4	9-13

General Government Sector Taxes	Table 9.5	9-13

General Government Sector Grant Revenue and Expense	Table 9.6	9-14

General Government Sector Dividend and Income Tax Equivalent Income	Table 9.7	9-15

Budget Statement 2012-13

General Government Sector Expenses by Function	Table 9.8	9-15

General Government Sector Purchases of Non-financial Assets by Function	Table 9.9	9-16

Public Non-financial Corporation Sector Operating Statement	Table 9.10	9-17

Public Non-financial Corporation Sector Balance Sheet	Table 9.11	9-19

Public Non-financial Corporation Sector Cash Flow Statement	Table 9.12	9-20

Derivation of ABS GFS Public Non-financial Corporation Sector Cash Surplus/(Deficit)	Table 9.13	9-21

Non-financial Public Sector Operating Statement	Table 9.14	9-22

Non-financial Public Sector Balance Sheet	Table 9.15	9-23

Non-financial Public Sector Cash Flow Statement	Table 9.16	9-24

Derivation of ABS GFS Non-financial Public Sector Cash Surplus/(Deficit)	Table 9.17	9-25

Loan Council Allocation Estimates	Table 9.18	9-26

Appendix D: Accounting principles followed in the Budget Papers		D

Financial Impact of changes to AASB 119 Employee Benefits	Table D.1	D-3

Budget Statement 2012-13

About this Budget Paper

Purpose and Scope

Budget Paper No. 2 Budget Statement provides information on State finances in aggregate. The objectives of this paper are to:

•	inform Parliament and the public of the State’s fiscal position and the Government’s fiscal strategy

•

meet requirements under s. 27AA of the Public Finance and Audit Act 1983, which prescribes the content of Budget Papers, including providing four-year projections of all major economic and financial variables, and revised estimates for the preceding Budget year and explanations of any significant variations

•

meet requirements under ss. 8–20 of the Fiscal Responsibility Act 2005, including providing a summary of the Government’s fiscal strategy, reporting on performance against fiscal targets and principles, and reporting on the impact of the Budget on the long-term fiscal gap

•	enable interstate comparisons by reporting within the Australian Bureau of Statistics’ Government Finance Statistics framework.

The general government sector represents the scope of the Budget. However, this Budget Paper also includes information on the total state sector. This is to provide a comprehensive picture of the State’s fiscal position and strategy, relevant not only to Parliament but also to other stakeholders such as credit rating agencies.

New Disclosure

In the 2011-12 Budget Speech the Treasurer committed to improving transparency in Budget reporting. The Commission of Audit subsequently made specific recommendations to improve reporting.

Accordingly, for the first time Budget Paper No. 2 includes a statement reconciling changes in total expenses since the last Budget. It distinguishes changes resulting from Government policy decisions from those that are a result of external forces largely outside the Government’s control. The reconciliation statement is in chapter 3.

Budget Statement 2012-13	i

About this Budget Paper

Notes

The Budget year refers to 2012-13, while the forward estimates period refers to 2013-14, 2014-15 and 2015-16.

Figures in tables, charts and text have been rounded. Discrepancies between totals and sums of components reflect rounding. Percentages are based on the underlying unrounded amounts.

Unless otherwise indicated, the data source for tables and charts is NSW Treasury.

One billion equals one thousand million.

n.a. means data is not available. N/A means not applicable.

ii	Budget Statement 2012-13

Chapter 1:	Budget Overview, Context and Strategy

•

A Budget deficit of $824 million is expected in 2012-13 in the context of a renewed global economic slowdown, weaker consumer and business confidence and a significant structural deterioration in GST revenue.

•

A return to significant operating surpluses over coming years is forecast on the basis of a strengthening economy and even greater discipline on expense management. This will enable a continued emphasis on rebuilding infrastructure without unsustainable debt growth.

•	The Budget contains measures to restore economic growth by stimulating the housing construction sector and boosting State-funded infrastructure in the general government and public transport sectors.

•

The Government has confirmed its fiscal strategy to focus on maintaining the State’s current triple-A credit rating and has formalised it in the Fiscal Responsibility Bill 2012 currently before Parliament.

•	Structural reform will continue within government to improve public sector capability and productivity through the implementation of the interim Commission of Audit findings.

•	Improved performance of state owned corporations is being targeted while tighter capital expenditure management will help to keep the cost of living down.

1.1 Introduction

In mid-2012, global economic uncertainty and the high Australian dollar continue to weigh down Australian financial markets and confidence, as well as activity in Australia’s non-mining sectors.

Consumer caution and changes in spending patterns have resulted in a structural and significant collapse in forecast GST revenue, entrenching the revenue downgrade that occurred in 2011-12. GST revenue comprises around a quarter of the State’s total revenue.

Growth in New South Wales will be lower than expected in 2011-12 but a resumption of housing investment, strong mining investment, a strong farm sector and the spread of benefits from the mining boom to the broader economy is expected to see growth accelerate through 2012-13 and return to slightly above trend in 2013-14.

In the face of continuing risks, as evidenced by recent record low Australian long term bond rates, the 2012-13 Budget takes a further significant step in the program of economic and financial renewal required to achieve fiscal sustainability and deliver on Government priorities.

Budget Statement 2012-13	1 - 1

The fiscal challenge faced by the Government, as highlighted in the Commission of Audit is to return State finances to a sustainable position following a decade of expense growth exceeding revenue growth.

Last year’s Budget responded to that challenge with a series of savings initiatives which lowered forecast expense growth to levels not seen in the prior decade. For 2011-12, the Government expects to achieve expense growth approaching 2 percentage points below what was forecast in last year’s Budget.

But in response to the fall in expected GST revenue of $5.2 billion over the 2011-12 to 2014-15 period, the 2012-13 Budget locks in even lower expense growth, averaging just 3.3 per cent per annum over the four years to 2015-16.

Table 1.1 shows forecast budget results across the forward estimates as well as revenue and expense growth.

Table 1.1:	Budget Outlook

	2010-11 Actual	2011-12 Revised	2012-13 Budget	2013-14	2014-15	2015-16
				Forward Estimates

Revenue ($m)	57,144	58,452	59,727	62,636	64,916	68,074
Revenue growth (per cent pa)	1.4	2.3	2.2	4.9	3.6	4.9

Expenses ($m)	55,804	58,788	60,552	62,347	64,353	66,902
Expense growth (per cent pa)	0.8	5.3	3.0	3.0	3.2	4.0

Budget result ($m)	1,340	(337)	(824)	289	562	1,172
Per cent of GSP	0.3	(0.1)	(0.2)	0.1	0.1	0.2

This structural lowering in expense growth is spread out over a number of years which will minimise the economic impact. The turnaround in State finances over the four years to 2014-15 as a result of both the 2011-12 and 2012-13 Budgets is shown in Table 1.2.

Table 1.2:	Budget Turnaround

	2011-12 $m	2012-13 $m	2013-14 $m	2014-15 $m	Four year total $m

1. March 2011 Budget Result (a)	(79)	(550)	(1,316)	(2,439)	(4,384)
2. 2011 revenue downgrade (b)	(413)	(151)	(72)	(299)	(935)
3. Turnaround in 2011-12 Budget = 4 – (1 + 2)	(226)	993	1,544	2,890	5,201

4. 2011-12 Budget result	(718)	292	156	152	(118)
5. 2012 revenue downgrade (c)	(916)	(1,424)	(1,443)	(1,394)	(5,177)
6. Turnaround in 2012-13 Budget = 7 – (4 + 5)	1,297	308	1,576	1,804	4,985

7. 2012-13 Budget result	(337)	(824)	289	562	(310)

8. Total turnaround since March 2011	1,071	1,301	3,120	4,694	10,186

(a)	Budget result adjusted for residual Solar Bonus Scheme costs. Source: Financial Audit, Part 1, Table 3
(b)	Major revenue sources including GST, transfer duty, payroll tax and royalties
(c)	Change in GST estimates between September 2011 and June 2012

1 - 2	Budget Statement 2012-13

As shown in Table 1.2, the $5.2 billion turnaround in the budget position over the four years to 2014-15 achieved in last year’s Budget had to nearly double to $10.2 billion largely as a result of the significant loss of forecast GST revenue in 2012.

This turnaround is required to provide the capacity to meet the Government’s key objectives of providing high quality services, while rebuilding the State’s economic and social infrastructure within sustainable fiscal settings.

The Budget accordingly includes measures to restrain expense growth, an expansion of state funded infrastructure investment and reforms that boost new housing investment and business confidence, while also providing support and protection for the more vulnerable in our society, consistent with the Government’s infrastructure, economic and social targets of the NSW 2021 Plan.

1.2 Fiscal Strategy and Outlook

Fiscal Strategy

The 2012-13 Budget contains measures to restrain expense growth, returns the Budget to significant surplus and slows the growth in net debt, while reducing the infrastructure gap and introducing reforms to improve the State’s economy.

Fiscal Responsibility Bill 2012

The foundation for fiscal strategy is the new Fiscal Responsibility Bill (the Bill).

The aim of the Bill, similar to legislation in other jurisdictions such as the Commonwealth Government’s Charter of Budget Honesty, is to anchor fiscal performance over the medium term by establishing principles of sound financial management and setting performance targets needed for fiscal sustainability.

A review of the previous Act, tabled in Parliament in June 2011, identified deficiencies in its design and implementation. Targets and principles lacked focus, were breached and then ignored, detracting from the credibility of the Act.

The objective of the new Bill is to retain the State’s triple-A credit rating. In the last five years six nations have lost their triple-A credit ratings, leaving just 14 sovereigns, including Australia, with the top credit rating. Domestically only three states now retain the top rating. At a time when the triple-A rating is becoming rarer, maintaining the triple-A will enable the Government to secure the largest investor base at the lowest possible interest rates to finance a growing infrastructure need. It will also underpin business confidence in the State. However allowance must be made for factors outside the Government’s control such as a downgrade to Australia’s rating that automatically flowed on to the States. More detail on the framework set by the Bill is set out in Chapter 3.

Budget Statement 2012-13	1 - 3

The Government’s Fiscal Strategy

The Bill frames the Government’s fiscal strategy to redress a decade of fiscal and economic decline: expense growth exceeding revenue growth, underlying budget deficits, and concerns about the quality of the rapid growth in capital expenditure, increasing borrowing requirements and rapidly rising net debt. Those trends could not continue if the triple-A credit rating was to be preserved.

The long-term objectives of last year’s Budget were to return to a sufficiently large operating surplus to fund a significant part of capital expenditure, build a buffer against adversity and ensure a gradual decline in state debt and unfunded super in proportion to revenues. The strategy to accomplish this was built on the three pillars of expenditure discipline, structural economic reform, and responsible infrastructure planning.

Since last year’s Budget, plummeting GST revenue has added to the need to tighten control over expense growth. Commonwealth projections of the national GST pool for the three years 2011-12 to 2013-14 have fallen from $163 billion in its 2010-11 Budget to $155 billion at the 2011-12 Budget and $145 billion in its latest Budget. This $18.4 billion reduction is the largest drop ever experienced in the history of the GST. Over the four years to 2014-15, NSW GST revenue is now estimated to be $5.2 billion less than estimated in the 2011-12 Budget.

Chart 1.1:	Commonwealth Budget Projections of National GST Pool
(Cumulative financial years 2011-12 through 2013-14)

The 2012-13 Budget tightens expense control further to restore the balance between revenue and expense growth. This will allow budget results to return to surplus, restrain growth in debt, and provide a more sustainable financing base to support the Government’s priority infrastructure program.

1 - 4	Budget Statement 2012-13

Chart 1.2:	Revenue and Expense Growth, 2007-08 to 2015-16 (a)
(Four-year average per cent change to indicated year)

(a)	Four-year average per cent change to indicated year

In line with the Fiscal Responsibility Bill:

•	The objective of the strategy in this Budget is to maintain the State’s triple-A credit rating.

•	The legislated targets of holding expense growth below long-term revenue growth and eliminating unfunded superannuation liabilities by 2030 are forecast to be met.

•	This will strengthen the balance sheet over time, build a buffer against cyclical shocks and longer term structural change, including ageing of the population and erosion of the revenue base.

•	Business sales such as the residual State generation assets and long term lease of Port Botany will also assist in rebuilding the balance sheet and providing capacity for infrastructure investment.

This fiscal strategy operates in conjunction with NSW 2021 which is the framework for prioritisation of budget funded initiatives.

Expense Management

Control over expenses is one of the keys to restraining debt and restoring fiscal sustainability, and the revenue downturn has accentuated the need for such discipline.

Forecast expense growth in 2011-12 has been revised down to 5.3 per cent from the 7.1 per cent estimate in last year’s Budget.

Budget Statement 2012-13	1 - 5

In last year’s Budget, expense growth was forecast to decrease from an average 6.2 per cent per annum over the previous decade to an average 4.2 per cent over the four years of the 2011-12 Budget. Chart 1.3 shows that this has now come down to 3.6 per cent. Over the four years to 2015-16, the growth rate of expenses is further reduced to an average 3.3 per cent.

Chart 1.3:	General Government Expense Growth
(annual average change 2011-12 to 2014-15)

With employee related expenses accounting for nearly one-half of budget expenses, this area continues to be a key focus in the Government’s expense restraint. Growth in this area of expenses is driven by increasing rates of pay, increased size of the workforce and changing composition of the workforce.

The 2012-13 Budget provides for a further round of measures to better control employee expenses. A Labour Expense Cap has been introduced to limit employee related and contractor expenses across the whole of government (see Box 1.1).

The Labour Expense Cap strengthens the control over employee expense growth that started last year with the NSW Public Sector Wages Policy 2011. That policy provides for wage increases of 2.5 per cent per annum, with increases above this amount funded by realised employee-related cost savings. The Government also introduced legislation that ensures the Industrial Relations Commission takes account of the Government’s policy in its decisions. Most recent wage cases have been settled at 2.5 per cent annual increases.

The first stage of managing workforce size was announced in the 2011-12 Budget with 5,000 voluntary redundancies targeted over the forward estimates period. As at April 2012, 1,282 voluntary redundancies have occurred with an additional 750 announced in Transport for NSW. In addition, changes were made to managing excess employees and their number has been reduced from 365 in June 2011 to 88 as at the end of April 2012.

1 - 6	Budget Statement 2012-13

Box 1.1:	Labour Expense Cap

The 2012-13 Budget includes the introduction of a whole-of-government Labour Expense Cap. The cap will limit employee related and contractor expenses which accounts for almost half of all expenditure. The cap will reduce the rate of growth and avoid additional labour costs of around $2.2 billion over the forward estimates period, which equates to around 1.2 per cent per annum.

The cap will exempt areas where staffing election commitments have already been made, namely teachers in schools, sworn police officers and nurses in hospitals. While these areas are exempt from the new cap, the need for ongoing efficiencies will apply as normal.

If the savings were achieved solely through staff reductions it would impact around 10,000 employees. However, the Government has actively decided not to mandate the specific method for employee savings. This provides Directors-General flexibility to develop and implement workforce strategies appropriate for the services being delivered. Strategies to meet the Labour Expense Cap include:

•	improving efficiency of staffing arrangements to better manage overtime

•	reviewing current contracting levels, needs and arrangements

•	applying more rigorous job evaluation processes to ensure jobs are properly graded to curb ‘grade creep’

•	improving workforce management by reducing staffing through natural attrition and retirements

•	improving the alignment of staff resourcing with work demands, which may include increasing temporary, part time and/or casual staff for peak workload periods.

The Public Service Commission’s reforms to strengthen the capability of the public sector workforce will support the Government to achieve positive budget outcomes. These reforms will enhance levels of professionalism and integrity, build accountability and create a culture that attracts and retains the best employees.

The Labour Expense Cap is an important measure that contributes to the Government’s increased focus on expenditure containment and program review.

Other Fiscal Strategies

In addition, the Government is taking action to restore the fiscal position by:

•	taking the opportunity to progress tax reform options to boost NSW economic growth

•	focusing on priority capital investment and

•	pursuing balance sheet flexibility including asset sales and alternate options for financing infrastructure

The Government has also delayed the removal of the last state taxes under the Intergovernmental Agreement on Federal Financial Relations (IGA) to 1 July 2013.

Budget Statement 2012-13	1 - 7

The Fiscal Outlook

As a result of these measures, the Budget remains on a trajectory to a strong surplus notwithstanding the revenue collapse and increased spending on important priorities.

On a GFS basis the operating result shows a budget deficit of $824 million in 2012-13 returning to a surplus of $289 million in 2013-14 and increasing to $562 million in 2014-15 and $1,172 million in 2015-16.

These headline results are distorted by the Australian Government’s fiscal stimulus during the GFC and its subsequent withdrawal. They also are impacted by Commonwealth actions bringing forward $690 million of payments into 2011-12 to help engineer a 2012-13 cash surplus for the Commonwealth Budget for financial year 2012-13. This was a prepayment in 2011-12 for transport infrastructure activity to be carried out in 2012-13.

Netting out those transactions the underlying deficit in 2011-12 would be larger at $1,118 million (not $337 million) but the 2012-13 deficit would be smaller at $94 million (not $824 million) in 2012-13 (see Chart 1.4).

Chart 1.4:	Headline and Underlying Budget Result

The 2012-13 Budget delivers on infrastructure spending, with total state capital spending of $61.8 billion over the four years of this Budget. This is an increase of 6.9 per cent from the $58 billion spent in the previous four years, notwithstanding the previous four year period was lifted by $5.1 billion of Federal Stimulus activity.

Excluding Economic Stimulus, underlying growth in State-own capital spending is 17 per cent higher in the four years of this Budget compared with the preceding four years.

1 - 8	Budget Statement 2012-13

The Budget delivers a record level of state funded infrastructure spending for the general government sector and public transport. Aggregate PTE capital spending, however, will slow from record levels, reflecting the completion of some major projects and targeted lower capital spending in the electricity distribution and water sectors – which will ease pressure on retail prices while maintaining reliability.

Chart 1.5:	Total State Capital Expenditure

With increased general government capital spending, the overall fiscal balance (net lending deficit) will soften from $2.8 billion in 2011-12 to $3.5 billion (5.8 per cent of revenues) in 2012-13 before narrowing markedly in the final forward estimate years. By 2015-16, the net lending deficit is estimated to decline to $0.5 billion (0.8 per cent of revenues), as ongoing expense measures lead to higher budget operating surpluses.

Due to pressures on revenue, debt metrics will move higher in the short-term, but with expense growth tracking below revenue growth, debt ratios will be on an improving trend by the end of the forward estimates. As a ratio to Gross State Product (GSP), general government net debt will peak at 4.1 per cent, before declining to 3.9 per cent in 2015-16. In the absence of lower expenses in this Budget, the ratio would have increased to 4.8 per cent of GSP by 2014-15 as shown in Chart 1.6.

Reflecting the projected growth in commercial public trading enterprise capital spending (which is financed predominantly through borrowing), total state sector net debt as a ratio to GSP is projected to peak at 11.3 per cent of GSP revenues and then decline in 2015-16.

Budget Statement 2012-13	1 - 9

Chart 1.6:	General Government and Total State Net Debt

The impact of debt on state financial sustainability is affected by its composition as well as its level. The commercial PTEs (primarily in the energy and water sectors) earn an independently-regulated revenue stream which is sufficient to finance their debt. This makes their proportion of the debt sustainable. The non-commercial PTEs (primarily in housing and transport) depend partly on general government subsidies and transfers to meet their obligations.

The successful long-term lease of the desalination plant to the private sector reduces net debt of the state sector. Other business transactions announced but not yet reflected in the financial statements in this Budget include the long-term lease of Port Botany – which will now also be extended to consider Port Kembla – and the remaining non-network electricity businesses. Deploying the $3.8 billion of proceeds from the 2010 electricity transactions to reduce the State’s unfunded superannuation liability is neutral with respect to net financial liabilities.

Reflecting weaker revenues and strong investment growth, net financial liabilities (NFL) of the non-financial public sector (as a ratio to revenues) has increased substantially in recent years. The S&P ratio (which combines the two principal NFL components – net debt and net unfunded superannuation for the nonfinancial public sector) rose appreciably from 99 per cent in 2010-11 to 118 per cent in 2011-12. That resulted primarily from the $9 billion upward revaluation of the State’s unfunded superannuation liabilities as a result of discounting the liability using Australian government bond yields at a time of record low long term bond yields.

1 - 10	Budget Statement 2012-13

This ratio is projected to decline and stabilise slightly above 110 per cent over the forward years of the Budget. It will remain below the 120 – 130 per cent band which S&P have designated as the upper limit consistent with the State’s triple-A credit rating and which would have been breached without Government action in this and the previous Budget (see Chart 1.7). Further business sales will also lower the metric, when they are achieved.

Chart 1.7:	S&P Ratio: impact of valuation assumptions and Government actions

Chart 1.7 shows that using the funding basis (AAS25) for valuing unfunded superannuation liabilities leaves the S&P ratio at considerably lower levels than under the accounting method (AASB119) as published in this Budget. The appropriate valuation method for unfunded superannuation liabilities will be considered prior to the publication of the next Budget (see Chapter 7).

1.3 Reform Priorities in this Budget

The Government is committed not only to improving the state’s balance sheet over the medium term, but also to reprioritising spending to improve the state’s economic potential via infrastructure renewal, assisting business confidence, tax reform, and returning the state to being an engine of growth for the national economy, while also supporting the vulnerable.

Budget Statement 2012-13	1 - 11

Housing – Building the State Package

Housing construction in New South Wales has slowed significantly over the last decade, particularly in comparison to similar states such as Victoria. The widening gap between demand and supply has driven up house prices, lowered affordability, reduced disposable income and repressed demand for non-housing goods and services.

The Government’s Building the State Package will increase housing supply, as well as provide more assistance to first homebuyers of new housing. Box 1.2 contains full details of the package.

1 - 12	Budget Statement 2012-13

Box 1.2:	Building the State Package

The Building the State package provides half a billion dollars for additional housing infrastructure, accelerates the release of up to 76,000 new housing lots, removes blockages in the development approval process, better targets incentives to boost housing construction and delivers the most generous first homebuyer scheme in the country for new homes.

Housing supply in New South Wales has lagged

Housing production in New South Wales slowed significantly over the last decade. Since the peak of 2,000, private completions of dwellings have fallen by 48 per cent in New South Wales, compared to an increase of 19 per cent in other States.

The magnitude of this downturn in supply is evident when compared to Victoria. As shown in the chart below, housing completions have declined to around 25,000 per year in New South Wales in recent years, whereas Victorian production has increased to peaks close to 50,000 per year in recent years.

Source: NSW Treasury/ABS Data

This downturn in housing supply has a number of consequences, including:

•

A persistent gap between housing supply and demand has led to sustained growth in house prices in New South Wales. Despite easing over recent quarters, Sydney continues to have the highest median house prices in the country and the highest rents. This reduces overall economic activity through a reduction in incomes available for discretionary expenditure.

•

High house prices relative to other states reduce total net migration to New South Wales, leading to reduced population growth. Population growth increases the size of the economy and can improve productivity and participation.

•

A decline in building investment contributes to lower economic performance relative to other States. A 2010 study prepared by BIS-Shrapnel and the Urban Taskforce estimated that an extra 8,000 dwellings per annum between 2000 and 2010 could have increased Gross State Product by 0.5 per cent, or $2 billion per annum (BIS Shrapnel and Urban Taskforce, Going Nowhere, 2010).

The Building the State package is the first step in a long term strategy to support housing

Budget Statement 2012-13	1 - 13

The Government is pursuing a number of longer-term planning reform options, most notably the review of the planning system by the Independent Review Panel. This will deliver fundamental structural changes to the planning system which should increase the supply of housing by making it easier to build new homes.

While these reforms are being finalised and implemented, the immediate actions taken in this Budget will boost housing in New South Wales.

More Homebuyer Support

The Building the State package reforms the current housing incentive schemes, which are inconsistent – they have different thresholds, different exemptions and different expiry dates.

It delivers the most generous new homebuyer scheme in the country for new homes and targets incentives where they are most needed.

The mortgage size of first homebuyers increased sharply under the previous increased housing grants; without supply side reforms this leads to price increases offsetting the benefits. The Building the State package ensures incentives are provided where they are most needed – both to help first homebuyers get into the market, and to stimulate housing supply and economic growth for the State. The package includes:

•	more than doubling the First Home Owner’s Grants to $15,000 from 1 October 2012 ($10,000 from 1 January 2014) for purchases of new properties up to $650,000

•	from 1 October 2012, First Home Owner’s Grants will be restricted to buyers of newly built homes

•	extends the current first homebuyer transfer duty exemption by $50,000 to properties up to $650,000, with a phase out from $550,000, which reflects Sydney’s median house price

•	a New Home Grant of $5,000 to all non-first homebuyers of new properties up to $650,000, and vacant land up to $450,000 from 1 July 2012.

The revenue changes of the above are discussed further in Chapter Five.

More Housing Infrastructure

The Building the State package provides $561 million for additional infrastructure to stimulate housing supply. This funding includes:

•	$181 million for the first round of high-priority infrastructure projects under the Housing Acceleration Fund, accelerating up to 76,000 new housing lots, as outlined in Chapter 2, Budget Paper No. 4

•

A further $300 million for future rounds of infrastructure projects under the Housing Acceleration Fund, to be funded from the net proceeds of the sale of property assets identified by the Property Asset Utilisation Taskforce

•

An additional $30 million in interest concessions under the Local Infrastructure Renewal Scheme, which will allow the program to facilitate over $1 billion of local infrastructure as outlined in Chapter 2, Budget Paper No. 4

•	$50 million of incentives for local Councils to build essential infrastructure through the Urban Activation Precincts Program.

1 - 14	Budget Statement 2012-13

As well as projects funded from the Housing Acceleration Fund, the Government is also funding $743.5 million of growth road infrastructure projects in 2012-13 specifically designed to boost employment and housing.

More Resources for Development Approval

In addition, the Budget supports a number of new initiatives being implemented by the Department of Planning and Infrastructure to target housing supply and infrastructure coordination, as outlined in Budget Paper No. 3. Initiatives include:

•	$13 million in 2012-13 to clear the backlog of the remaining development applications lodged under the now repealed part 3A of the Environmental Planning and Assessment Act 1979, which will:

•	clear all transitional Part 3A projects remaining in the system 12 months faster than scheduled

•	determine twice as many major development applications per year than previously

•	process up to 49 mining projects and 206 other major development projects that have the potential to support an additional 100,000 jobs in NSW.

•	$2 million per annum to resolve systemic planning impediments, moving from annual to monthly reporting of dwelling completions and developing a model to test the commercial feasibility of plans

•	$5 million per annum to improve infrastructure planning and delivery.

New Growth Delivery Entity

The Government will also create a new Growth Delivery Entity to improve and expedite development outcomes in New South Wales. The new Entity, which will be established through merging Landcom and the Sydney Metropolitan Development Authority, will have a new focus on managing and coordinating urban renewal in strategic and complex sites. The Entity’s initial efforts will be directed to the Sydney Metropolitan Region, with a view to expanding to regional areas over time.

The Government will also fast-track rezoning for large scale housing proposals which demonstrate private sector readiness and local government endorsement. This will be achieved by extending the Metropolitan Development Plan to initiate infrastructure planning and approval processes necessary to unlocking housing supply.

Budget Statement 2012-13	1 - 15

Increased Infrastructure Investment

The State’s infrastructure plan (described in Budget Paper No. 4) aims to provide and maintain the infrastructure that underpins state economic growth (such as transport and utilities) and essential services (such as schools and hospitals).

Over the four years to 2015-16, infrastructure spending will total $61.8 billion, with 42 per cent in the general government sector and 58 per cent in the public trading enterprise sector. The program is funded predominantly from the State, with Commonwealth grants contributing only around 10 per cent of the total. If the Commonwealth maintains the existing 80:20 share of funding for the Pacific Highway, the total infrastructure program would be $64.1 billion or an increase of 2.8 per cent on the program announced in the 2011-12 Budget.

Table 1.3:	Infrastructure Investment Summary

	2011-12		2012-13	2013-14	2014-15	2015-16	Four year
	Budget	Revised	Budget	Forward estimates			total
	$m	$m	$m	$m	$m	$m	$m

General Government Sector	6,841	5,961	6,356	7,464	6,224	5,926	25,971
Public Trading Enterprise Sector	8,456	7,461	8,652	9,548	9,575	8,111	35,886

Total (a)	15,287	13,416	15,000	17,004	15,792	14,030	61,824

(a)	Total state infrastructure investment may not be the sum of general government and public trading enterprise sector investment because of inter-sector purchases and minor asset acquisitions in the public financial enterprise sector.

1 - 16	Budget Statement 2012-13

Box 1.3:	Completing the Pacific Highway Duplication by 2016

The NSW Government is committed to completing the duplication of the Pacific Highway by 2016. This Budget provides $1.5 billion as the State 20 per cent contribution of future funding needed to complete the duplication.

The final stages to complete the duplication of the Pacific Highway by the end of 2016 are estimated to cost an additional $7.7 billion. Key components include the completion of:

•	37 kilometres from the Oxley Highway to Kempsey

•	41 kilometres from Warrell Creek to Urunga

•	29 kilometres from Arrawarra to Glenugie

•	76 kilometres from Glenugie to Devils Pulpit

•	55 kilometres from Devils Pulpit to Ballina Bypass.

New South Wales funding 20 per cent of the completion cost is identical to the funding agreement for the current Pacific Highway $4.8 billion program from 2009 to 2014. This 20 per cent funding by NSW compares with other projects on the National Land Transport Network such as:

•	the recent widening of the F3 and F5 freeways, for which the Commonwealth provided at least 80 per cent of the cost.

•	the Hunter Expressway being funded 90 per cent by the Commonwealth

•	the Hume Highway duplication (including the Holbrook Bypass) being 100 per cent funded by the Commonwealth.

The Commonwealth, as part of its 2012-13 Budget, committed $3.9 billion to the cost of completing the Pacific Highway duplication (or 50 per cent of the remaining cost) on the basis New South Wales fully matches the Commonwealth’s contribution.

This reduction in the Commonwealth’s contribution to complete the Pacific Highway duplication from 80 to 50 per cent results in a funding gap of $2.3 billion. However, this funding gap will increase to $4.6 billion if the Commonwealth insists on only matching New South Wales funding dollar for dollar.

The Government has published the detailed submission to Infrastructure Australia on completing the Pacific Highway duplication which includes full details of the project costs and benefits.

General Government Sector

The State-funded general government program, including public transport, continues to grow significantly over the forward estimates and is expected to be $2.2 billion per annum or 38 per cent higher than the previous four years (Chart 1.8). This is mainly due to a $934 million increase in State funding for the roads program. Strong growth in the State funded program is being maintained despite the winding back of Commonwealth capital works funding for roads over the forward estimates period (see Chart 1.10).

Budget Statement 2012-13	1 - 17

Chart 1.8:	State-Funded General Government Infrastructure Program including Public Transport

The Budget also provides significant new housing-related infrastructure funding through the Building the State package described earlier.

Public Trading Enterprises

Over the same period, PTE infrastructure investment, excluding public transport, remains relatively stable at $5.8 billion per annum as shown in Chart 1.9. This compares with average spending of nearly $6.5 billion per annum for the PTE sector in the 2011-12 Budget. While capital expenditure in the regulated energy and water industries underpins the quality and reliability of services provided to consumers, the Government is conscious of the pressures this places on consumer prices and is ensuring that an appropriate balance is drawn between asset standards and timing of investment.

Chart 1.9:	Public Trading Enterprises’ Infrastructure Program excluding Public Transport

1 - 18	Budget Statement 2012-13

Australian Government funding is falling

The Australian Government will provide funding for around 10 per cent of the State’s infrastructure investment program over the 4 years to 2015-16. Importantly, as noted earlier the Australian Government’s share of funding is falling, placing further pressure on the State Budget. Chart 1.10 shows the extent of the decline in Australian Government funding currently factored into infrastructure expenditure estimates.

Chart 1.10:	Australian Government contribution to State Infrastructure Program

Supporting Business

The Government taxes, spends and regulates, but it is business that is the engine that drives the NSW economy. It is critical that the Government continues to make reforms that do not restrict business and also provide support for this sector where it is needed. This Budget focuses on three key areas of reform to assist business:

•	workcover reforms

•	support for the Small Business Commissioner

•	skills development.

Workcover reforms

The NSW workers compensation scheme (WorkCover) has come under financial stress in recent years, and a significant increase in employer premiums would be required to maintain its solvency unless the scheme is restructured. The current schedule of premiums already disadvantages NSW business against counterparts in other States and the increases needed to restore solvency might put NSW jobs at risk.

Budget Statement 2012-13	1 - 19

Parliament established a joint select committee on 2 May to inquire into and report on the New South Wales Workers Compensation Scheme, in particular the:

•	performance of the Scheme in the key objectives of promoting better health outcomes and return to work outcomes for injured workers,

•	financial sustainability of the Scheme and its impact on the New South Wales economy, current and future jobs in New South Wales and the State’s competitiveness,

•	functions and operations of the WorkCover Authority.

The Committee is to report back to Parliament by 13 June.

Small Business Commissioner

The Government appointed the State’s first Small Business Commissioner in July 2011. The Commissioner provides a one-stop-shop for small business complaints about unfair market practices, retail tenancy issues, NSW laws and regulations, and relations with other government agencies. The Commissioner acts as an independent advocate for small businesses, provides low-cost dispute resolution services, helps navigate government legislation and regulation, advises on cutting red tape and generally advocates for the approximately 650,000 small businesses in New South Wales. This Budget increases funding for the Small Business Commissioner by $10 million over four years to enhance her work through providing increased hands-on support for businesses grappling with the regulatory burden of doing business.

Skills Investment

Skills development is essential to ensure workforce capabilities evolve in line with the economy, raise productivity and avoid structural unemployment. This Budget provides more than $2 billion funding for initiatives in vocational education and training and related capital investment (refer Box 1.4). These measures support the large Government commitment to modernise the workforce and sustain employment.

1 - 20	Budget Statement 2012-13

Box 1.4:	New South Wales Investment in Skills

The unemployment rates in New South Wales and Australia are expected to average around 5 1/4 per cent over 2011-12, rising to 5 1/2 per cent to 2013-14. Structural unemployment poses a significant risk for New South Wales, with the following current structural factors in the Australian economy of considerable concern:

•	Increased demand for labour in industries associated with the mining boom;

•	A long-term decline in non-resource related manufacturing, further hurt by the recent strength of the Australian dollar, making it harder for local manufacturers to remain competitive;

•	The end of the credit boom which supported strong retail sales and consumption in the lead up to the global financial crisis.

The macroeconomic effects of skills shortages were demonstrated in the lead up to the GFC, contributing to higher inflation through increased wages and prices, and exacerbating the two-speed economy phenomenon. It is therefore essential that appropriate retraining and development opportunities be available to labour markets, particularly those that are evolving.

Skills development is critical to the State’s economic future, and the NSW Government will be investing heavily in skills, with NSW spending on vocational education and training currently exceeding $2 billion per annum.

In 2012-13 the NSW Government will spend over $80 million more in recurrent expenditure than 2011-12 on vocational education and training.

In addition, the Government will also provide $85 million for capital expenditure in TAFE to commence 10 new building and information technology projects and continue 17 major building and information technology projects.

A further $33 million in capital expenditure will be allocated for Trade Training Centres which will improve the number of courses available for secondary students looking to pursue a Trade.

The Government will also maintain payroll tax exemptions for apprentices.

Decreasing Cost of Living Pressures

Unprecedented capital expenditure in the regulated energy and water industries in recent years has placed upward pressure on consumer prices (refer Chapter 8 for details). The PTE investment program will purposely moderate across the forward estimates period, whilst maintaining an appropriate balance between asset standards and timing of investment and quality and reliability of service. This is expected to reduce cost of living pressures on consumers of energy and water.

Budget Statement 2012-13	1 - 21

Supporting the Vulnerable

The Government’s social security and welfare program delivers services to disadvantaged individuals, families and communities in New South Wales. This is in fulfilment of the NSW 2021 goals to support the most vulnerable and increase opportunities to meet their individual needs and realise their potential, as discussed in Chapter 4.

Over the four years to 2015-16, there is more than $700 million in new funding to provide opportunities and maximise the potential of the most vulnerable. Key initiatives that support vulnerable persons span several policy areas. These initiatives, which are detailed in Box 4.1 in Chapter 4, include:

•	Better mental health services

•	Support for people with disabilities

•	Social housing and support for homelessness

•	Supporting communities with natural disaster relief

•	Cost of living assistance

To promote innovation and provide additional resources, the Government has initiated a trial of Social Benefit Bonds (see Box 4.5 in Chapter 4). These bonds pay a return to private investors based on the achievement of agreed social outcomes. The aim is more effective intervention and greater involvement of community sector service providers at lower cost.

Capability Building in the Public Sector

One of the first steps the Government undertook to restore fiscal sustainability was the establishment of a Commission of Audit to review the State’s fiscal position and identify areas of improvement, including:

•	A Financial Audit to review the State’s financial and fiscal position and set out a program of structural reform

•	An Expenditure and Management Audit charged with examining public sector management and service delivery and identifying opportunities for microeconomic reform.

The Financial Audit found that the escalation in net lending and net debt underpinned by increasing non-commercial capital expenditure in past years was not sustainable and posed a risk to the State’s triple-A credit rating. To be sustainable, fiscal strategy should be based on expenditure constraint to improve the operating result, and a return to net operating surpluses to partially fund non-commercial capital expenditure, improve the net lending result and meet debt servicing costs.

The interim report from the Expenditure and Management Audit was released on 24 January 2012. It made 52 recommendations relating to the structure, management and focus of the NSW public sector.

1 - 22	Budget Statement 2012-13

An early reform initiative has been to change the reporting structures of agencies. Agencies have been incorporated into clusters, with a Coordinating Minister responsible for allocating resources to agencies within the cluster. The Government is moving toward resourcing Cluster by Cluster, rather than Agency by Agency. Controls over the expenditure review process and agency compliance with budget limits have been tightened (refer Chapter 4 for details).

Further reforms based on the 52 recommendations are underway.

Tax Reform

•	The Treasurers of New South Wales and South Australia are working together to develop proposals for reform of State taxes following the Australian Government’s Tax Forum in October 2011.

•	Three areas of reform (discussed in Chapter 5) are being addressed in work with other States:

•	Harmonisation of taxes

•	A single portal for tax lodgement

•	Broader tax reform.

New South Wales can advance certain tax reforms such as funding arrangements for fire and emergency services and simplified housing stamp duty settings without reference to other governments. The way forward for such reform is discussed in Chapter 5.

Infrastructure Funding

Financing the State’s capital program has come under increasing stress in the wake of the GFC, as traditional sources have shrunk and debt levels are limited by the triple-A credit rating. This requires greater innovation to raise the resources needed to make inroads on the infrastructure backlog.

The Government therefore is intensely focused on exploring alternatives.

The current strategy (maintained and strengthened in this Budget) is focused on:

•	Recycling the balance sheet, by disposing of assets that are not part of core public service delivery and whose market price is above retention value. This includes:

•

The successful long-term lease of the desalination plant (now completed), the proposed lease of Port Botany and now Port Kembla and the sale of the residual generation assets and the Cobbora coal mine.

•	Any net proceeds from these transactions after debt retirement will be transferred to Restart NSW.

•	Continued collaboration with the private sector in funding and implementing infrastructure through mechanisms such as Alliance Contracting and Public Private Partnerships (PPP).

Budget Statement 2012-13	1 - 23

This Budget enhances the current strategy with new and innovative initiatives to unlock latent value in the balance sheet. Examples include:

•	The decision announced in this Budget to examine the potential securitisation of some of the residual revenue stream from NSW Lotteries

•	Working with NSW superannuation funds to enhance their portfolio allocation through investment in NSW infrastructure assets (see Box 1.5)

•	Creating an Infrastructure Financing Unit (IFU) to better coordinate and integrate funding operations across the public sector.

Infrastructure Financing Unit

The current Budget constraints, the challenging private sector financing market and financial difficulties facing a number of NSW’s legacy PPP projects have highlighted the need for Government to deliver innovative infrastructure financing alongside the improved infrastructure prioritisation and planning functions of INSW.

As the next step to the Government’s commitment to invest in critical infrastructure, a dedicated Infrastructure Financing Unit (IFU) will be created within NSW Treasury with the task of enhancing the State’s financing capabilities for PPPs and other infrastructure funding models

Box 1.5:	Funding Infrastructure Needs through State Super

The Government is considering new and innovative ways to fund its infrastructure needs without raising the State’s debt burden, and within the context of maintaining the State’s triple-A credit rating.

State Super, the fund for the NSW Government defined benefit superannuation schemes, has approximately $2 billion invested in domestic and international infrastructure assets, including investments in Australian ports, airports and gas pipelines. State Super also invests some of its assets in international regulated infrastructure including water and gas assets in the UK and electricity assets in the US.

From a risk management perspective, the State Super Board has indicated a willingness to look for opportunities to potentially increase its exposure to domestic infrastructure assets. State Super has been reviewing whether there are appropriate opportunities to increase its allocation to NSW infrastructure, viewing this as an attractive asset class.

The Government views any investment by State Super in NSW infrastructure as being mutually beneficial: State Super would hold high-yielding NSW infrastructure assets for the benefit of NSW members; and NSW businesses and households would benefit from freeing up the state’s balance sheet and thus make room for greater infrastructure spending.

1 - 24	Budget Statement 2012-13

1.4 Performance and Reporting Under Fiscal Responsibility Bill

The Fiscal Responsibility Bill 2012 (the Bill) requires the Budget to include a fiscal strategy statement; a report on performance against the Bill object, targets and principles; an explanation of any departures from the object, targets or principles along with a plan to restore compliance; and an assessment of the impact of Budget measures on the long-term fiscal gap. Every five years commencing 2016-17 the Budget is to include an updated Long Term Fiscal Pressures Report and reassessment of the long-term fiscal gap.

Object, Targets and Principles

Object

The object of the Bill is to maintain the State’s triple-A credit rating. This object was met in 2011-12 with triple-A ratings from all three of the world’s major credit rating agencies.

•	Moody’s reaffirmed the State’s triple-A credit rating on 29 February 2012.

•	Fitch upgraded the State’s credit rating from AA+ to triple-A on 15 December 2011, following on from its upgrade of Australia’s rating to triple-A on 28 November.

•	S&P reaffirmed the State’s triple-A long-term credit rating on 18 October 2011.

In affirming the ratings, the agencies highlighted the State’s stable and diversified economy, strong financial management, and the backing of Australia’s federal system.

However, the rating agencies warned against complacency, as their current ratings are finely balanced, with all three agencies pointing to the need to control expenditure, improve the State’s budget performance and stabilise debt.

Targets

The Bill targets are to hold expense growth below long-run revenue growth, and to eliminate the State’s unfunded superannuation liabilities by 2030.

The historical long-term average annual revenue growth rate was estimated at 5.6 per cent in the 2011-12 Long Term Fiscal Pressures Report (refer to page 4-9 in that report).

•	Over the four years of the 2012-13 Budget, expense growth is projected to average 3.3 per cent - or more than two percentage points below target.

•

Total state unfunded superannuation liabilities at end 2011-12 were estimated at $41.8 billion on an AASB119 accounting basis. As discussed in Chapter 7, this $7.8 billion increase from the previous year reflected a $9 billion upward valuation adjustment due to the fall in the bond rate that must be used under AASB119 to discount future liabilities. On a funding basis, net liabilities continue to improve, helped by the application of the $3.8 billion net proceeds from electricity asset transactions. The Government’s superannuation liability funding plan continues to be reviewed on a regular basis to ensure compliance with the 2030 elimination target, with the next triennial review to be finalised in December 2012.

Budget Statement 2012-13	1 - 25

Principles

The Bill requires the Government to pursue its objectives in accordance with three principles of sound financial management:

Responsible and sustainable spending, taxation and infrastructure investment

The 2012-13 Budget brings a significant reduction in expense growth while keeping tax policy on a steady path. Over the four years of the Budget it delivers a larger and better focused state capital program with increased focus on housing related infrastructure and a winding back of water and electricity investment to reduce the price burden on consumers.

Effective financial and asset management

Since March 2011 the Government has undertaken a program of reform including Commission of Audit reviews of the State’s finances and public sector management, the establishment of Infrastructure NSW, the restructuring of public sector agencies and the tightening of lines of authority and fiscal responsibility under Expenditure Review Committee of Cabinet.

Achieving intergenerational equity

The 2011-12 Budget set forth a comprehensive reassessment of the State’s long term fiscal pressures. The review of the impact of 2011-12 Budget measures on the long term fiscal gap demonstrated that, for the first time since such analyses were initiated five years earlier, the net impact of policy measures was to reduce, not increase, the size of the fiscal gap.

As discussed in the next section, the net impact of policy measures in this Budget is a 0.1 percentage point reduction in the fiscal gap, but this is offset by parameter changes which widen the gap. The overall fiscal gap therefore remains unchanged at 1.8 per cent of gross state product.

In all these respects, therefore, performance in 2011-12 and the strategy and measures in this Budget are fully in compliance with the requirements of the Bill.

Impact of Budget on Long-term Fiscal Gap

The Fiscal Responsibility Act 2005 requires the Government to assess the long-term fiscal gaps in the NSW general government sector every five years and to report the impact of new measures on the fiscal gap in the annual budget. The Fiscal Responsibility Bill 2012, which updates and replaces the Act and is currently before Parliament, maintains these requirements.

The fiscal gap is the change in the general government sector primary balance as a share of GSP, over the period from 2009-10 to 2050-51. The primary balance is revenues less expenditures, including net capital expenditure but excluding interest transactions.

1 - 26	Budget Statement 2012-13

The first five yearly update was presented in the 2011-12 Budget Paper No. 6 Long-Term Fiscal Pressures Report. The report found that pressures from ageing and other growth factors would result in a fiscal gap of 2.8 per cent of gross state product (GSP) by 2050-51 based on the 2010-11 Budget. This is equivalent to $12.3 billion in 2010-11 dollars, or about 20 per cent of total budget revenues.

The requirement to annually report the long-term fiscal impact of expenditure and revenue measures considerably increases budget transparency. This is because in addition to the usual reporting on the immediate effects of policy initiatives, the Government is required to provide an assessment as to whether policy changes will widen or narrow the fiscal gap.

Measures contained in the 2011-12 Budget reduced the fiscal gap by 1.0 percentage point, to 1.8 per cent of GSP by 2050-51. Of the 1.0 percentage point reduction, 0.6 percentage points were attributable to the National Health Reform Agreement whereby the Commonwealth agreed to meet 45 per cent of the efficient growth in public hospital expenses from 2014-15, increasing to 50 per cent from 2017-18. Of the remaining 0.4 percentage points, a reduction of 0.1 percentage points was attributable to revenue measures and the remaining 0.3 percentage point reduction was as a result of savings and efficiency measures, including the new wages policy.

An update of parameters in the 2012-13 Budget, including demographic, economic, and historic revenue and expenditure data, has increased the fiscal gap by 0.1 percentage points to 1.9 per cent of GSP. The primary cause of this increase has been lower than expected revenues, particularly Commonwealth general purpose payments associated with the GST.

Expense measures since the 2011-12 Budget, including the labour expense cap, are expected to bring down the fiscal gap by 0.13 percentage points, while revenue measures will reduce it by a further 0.04 percentage points. The 0.17 percentage point reduction in the fiscal gap due to revenue and expense measures will be partially offset by an increase in capital expenditure, which contributes an additional 0.07 percentage points. The overall impact of policy decisions, including expense, revenue and capital expenditure measures since the 2011-12 Budget is a reduction in the fiscal gap of 0.10 percentage points.

The combined effect of updated parameters and policy decisions is a small increase in fiscal gap of 0.04 percentage points, which after rounding, results in the fiscal gap remaining constant at 1.8 per cent of GSP by 2050-51.

Budget Statement 2012-13	1 - 27

Chart 1.11:	Changes in the fiscal gap since the 2011-12 Budget

1 - 28	Budget Statement 2012-13

Table 1.4:	Key Fiscal Indicators NSW 2002-03 to 2015-16 (per cent)

	2002-03 Actual	2003-04 Actual	2004-05 Actual	2005-06 Actual	2006-07 Actual	2007-08 Actual	2008-09 Actual	2009-10 Actual	2010-11 Actual	2011-12 Revised	2012-13 Budget	2013-14 Estimate	2014-15 Estimate	2015-16 Estimate
General Government Sector
Revenue/GSP	12.9	12.6	12.4	12.9	12.7	12.6	12.7	13.7	13.0	12.7	12.5	12.4	12.2	12.2
Revenue Growth - Nominal	6.6	4.4	3.8	9.1	4.9	6.1	4.7	13.4	1.4	2.3	2.2	4.9	3.6	4.9
Revenue Growth - Real(a)	4.1	2.8	(2.1)	(1.0)	6.1	0.3	(8.6)	6.0	0.6	(1.4)	5.6	3.2	4.1	4.0
Tax Revenue/GSP	5.1	5.0	4.9	4.8	5.0	4.9	4.6	4.7	4.7	4.5	4.6	4.6	4.7	4.7
Tax Revenue Growth - Nominal	7.1	6.2	1.9	3.9	11.3	4.8	(3.6)	7.0	6.6	1.3	7.0	5.3	6.4	6.2
Tax Revenue Growth - Real(a)	4.1	2.8	(2.1)	(1.0)	6.1	0.3	(8.6)	6.0	0.6	(1.4)	5.6	3.2	4.1	4.0
Expenses/GSP	12.3	12.3	12.4	12.3	12.5	12.4	12.9	13.5	12.7	12.8	12.6	12.3	12.1	12.0
Expenses Growth - Nominal	6.4	6.4	6.4	4.8	7.9	5.9	8.7	9.5	0.8	5.3	3.0	3.0	3.2	4.0
Expenses Growth - Real(a)	3.4	3.0	2.2	(0.2)	2.8	1.3	3.1	8.5	(4.9)	2.5	1.6	1.0	1.0	1.7
Net Operating Result/GSP	0.6	0.4	0.1	0.6	0.2	0.2	(0.2)	0.2	0.3	(0.1)	(0.2)	0.1	0.1	0.2
Net Operating Result/Revenue	4.9	3.1	0.6	4.5	1.8	2.0	(1.7)	1.8	2.3	(0.6)	(1.4)	0.5	0.9	1.7
Gross Capital Expenditure/GSP	1.2	1.1	1.1	1.2	1.2	1.2	1.3	1.8	1.6	1.3	1.3	1.5	1.2	1.1
Net Lending/GSP	0.2	0.0	(0.2)	0.1	(0.3)	(0.3)	(0.8)	(0.6)	(0.7)	(0.6)	(0.7)	(0.6)	(0.3)	(0.1)
Net Lending/Revenue	1.3	0.1	(1.7)	1.0	(2.3)	(2.1)	(6.5)	(4.7)	(5.1)	(4.8)	(5.8)	(5.2)	(2.3)	(0.8)
Net Debt/GSP(b)	1.3	1.0	0.9	0.4	1.0	1.5	2.1	2.2	1.8	3.0	3.6	4.1	4.1	3.9
Net Debt/Revenue(b)	10.1	7.9	7.2	3.5	8.2	11.9	16.4	16.3	13.9	23.8	29.3	32.7	33.3	32.0
Interest/Revenue	2.2	2.1	3.0	2.8	2.8	2.7	3.0	2.9	3.2	3.5	3.6	3.8	4.0	3.9
Net Financial Liabilities/GSP	9.1	8.4	10.0	8.3	7.3	8.1	12.3	12.7	11.9	14.3	12.8	11.8	11.2	10.6
Net Financial Liabilities/Revenue	70.5	66.6	80.2	64.6	57.5	64.0	97.1	92.6	91.2	112.1	102.4	94.8	91.4	87.4
Total State Sector
Net Operating Result/GSP	0.6	0.4	0.1	0.8	0.9	0.6	0.1	0.9	0.3	0.1	(0.2)	0.4	0.3	0.5
Net Operating Result/Revenue	3.9	2.7	0.7	4.9	5.8	3.6	0.9	5.9	1.8	0.4	(1.5)	2.4	2.3	3.1
Gross Capital Expenditure/GSP	2.4	2.3	2.2	2.5	2.8	3.0	3.4	4.0	3.4	2.9	3.1	3.4	3.0	2.5
Net Lending/GSP	(0.2)	(0.3)	(0.7)	(0.4)	(0.5)	(1.0)	(1.8)	(1.4)	(1.4)	(1.4)	(1.7)	(1.6)	(1.1)	(0.6)
Net Lending/Revenue	(1.5)	(2.1)	(4.5)	(2.3)	(3.4)	(6.5)	(11.8)	(9.0)	(9.2)	(9.3)	(11.3)	(10.4)	(7.8)	(4.2)
Net Debt/GSP(b)	5.5	5.2	5.3	4.7	5.7	5.8	7.5	8.1	7.4	8.7	10.0	10.9	11.3	11.1
Net Debt/Revenue(b)	34.7	33.0	34.3	29.8	36.5	37.1	48.6	50.7	47.2	56.4	65.8	71.8	76.1	75.2
Interest/Revenue	3.6	3.6	4.4	4.2	3.7	4.8	5.2	5.3	6.0	6.3	6.4	6.7	7.1	7.0
Net Financial Liabilities/GSP	15.2	14.4	17.3	15.3	14.5	15.2	20.5	21.7	20.4	23.0	21.9	21.3	20.9	20.4
Net Financial Liabilities/Revenue	95.4	92.3	112.3	97.4	92.9	97.2	132.5	135.9	130.5	149.6	144.2	140.3	141.3	137.9
Credit Metrics
S&P Ratio (c)	65.7	61.1	80.5	64.7	63.6	69.7	100.2	103.9	98.5	118.2	114.4	112.0	113.9	111.6
Moody’s Metric(d)	48.2	46.8	50.6	39.6	40.9	44.5	57.2	59.2	59.3	63.0	71.4	77.2	79.9	78.1

(a)	Deflated using the gross non-farm product deflator
(b)	Net debt excludes the impacts of prepayment/deferral of superannuation contributions.
(c)	Net debt plus net unfunded superannuation liabilities as ratio to revenues in nonfinancial public sector
(d)	Total state gross non-commercial debt as ratio to general government revenues

Budget Statement 2012-13	1 - 29

Table 1.5:	Key Fiscal Indicators NSW 2002-03 to 2015-16 ($ million)

	2002-03 Actual	2003-04 Actual	2004-05 Actual	2005-06 Actual	2006-07 Actual	2007-08 Actual	2008-09 Actual	2009-10 Actual	2010-11 Actual	2011-12 Revised	2012-13 Budget	2013-14 Estimate	2014-15 Estimate	2015-16 Estimate
General Government Sector
Total Revenue	36,070	37,657	39,085	42,634	44,705	47,434	49,669	56,328	57,144	58,452	59,727	62,636	64,916	68,074
Tax Revenue	14,146	15,018	15,300	15,902	17,697	18,554	17,885	19,129	20,395	20,659	22,111	23,273	24,753	26,298
Total Expenses	34,315	36,502	38,844	40,706	43,910	46,499	50,530	55,340	55,804	58,788	60,552	62,347	64,353	66,902
Net Operating Result	1,755	1,155	241	1,928	795	935	(862)	988	1,340	(337)	(824)	289	562	1,172
Gross Capital Expenditure	3,349	3,332	3,343	3,949	4,295	4,689	5,264	7,286	7,047	5,961	6,356	7,464	6,224	5,926
Net Lending/ Borrowing	464	44	(660)	431	(1,049)	(1,014)	(3,228)	(2,639)	(2,910)	(2,833)	(3,473)	(3,267)	(1,521)	(519)
Net Debt	3,638	2,970	2,826	1,483	3,645	5,663	8,170	9,161	7,952	13,892	17,502	20,499	21,603	21,808
Interest Expenses	803	789	1,190	1,184	1,257	1,300	1,468	1,653	1,826	2,059	2,147	2,401	2,608	2,681
Net Financial Liabilities	25,418	25,072	31,363	27,526	25,685	30,361	48,213	52,170	52,089	65,507	61,161	59,409	59,351	59,465

Total State Sector (a)
Total Revenue	44,637	46,492	48,546	52,029	54,807	58,759	60,622	65,711	68,644	70,716	72,956	76,520	78,733	82,666
Total Expenses	42,911	45,232	48,197	49,486	51,606	56,634	60,456	62,861	67,790	70,426	74,053	74,672	76,899	80,134
Net Operating Result	1,726	1,260	348	2,543	3,201	2,125	569	3,894	1,249	290	(1,098)	1,848	1,834	2,532
Gross Capital Expenditure	6,699	6,708	6,986	8,378	9,805	11,216	13,276	16,347	14,868	13,475	15,063	17,044	15,811	14,040
Net Lending/(Borrowing)	(679)	(986)	(2,165)	(1,186)	(1,877)	(3,824)	(7,177)	(5,932)	(6,346)	(6,576)	(8,242)	(7,925)	(6,108)	(3,433)
Net Debt	15,497	15,357	16,660	15,518	19,982	21,774	29,437	33,345	32,428	39,900	47,973	54,959	59,943	62,158
Interest Expenses	1,626	1,675	2,143	2,210	2,008	2,843	3,152	3,513	4,149	4,426	4,640	5,153	5,577	5,813
Net Financial Liabilities	42,562	42,891	54,499	50,661	50,920	57,099	80,316	89,298	89,547	105,798	105,200	107,342	111,274	114,017
Gross State Product (current prices)	279,960	297,894	314,331	330,445	350,715	375,593	392,445	410,774	438,456	459,196	479,688	505,049	531,738	559,847

(a)	Includes Public Financial Enterprises sector and therefore differs from the estimates shown in Chapter 9

1 - 30	Budget Statement 2012-13

Chapter 2:	The Economy

•

The global economy slowed in the second half of 2011 as concerns about the health of the global banking system intensified in the wake of the ongoing Euro zone sovereign debt crisis. A strong response from the European Central Bank (ECB) saw those concerns abate in early 2012, but recent political developments in the Euro zone have seen concerns intensify again.

•	Global growth is forecast to be below trend in 2012 and global risks remain concentrated on the downside.

•

These global shocks to markets and confidence, combined with the high Australian dollar, have weighed on activity in the national and NSW economies - particularly the non-mining sectors. Consumers continue to be cautious in their retail spending and borrowing habits.

•

The 2011-12 growth forecast for the NSW economy has been revised down by  1/2 a percentage point to 1 3/4 per cent compared with the Half-Yearly Review. That reflects weaker than expected housing and non-residential building investment and services exports (including education, tourism, transport and business services) as well as weather related delays in infrastructure spending.

•

Looking ahead, a resumption of the housing investment recovery, strong mining investment, a strong farm sector and the gradual transmission of the mining boom to the broader economy is expected to see Gross State Product (GSP) growth accelerate through 2012-13 and return to slightly above trend in 2013-14. Employment growth is expected to gradually strengthen, but the NSW unemployment rate is expected to rise to around 5 1/2 per cent over the next two years, in line with the national average forecast.

2.1 Introduction

The 2012-13 Budget provides detailed forecasts for the Budget year and 2013-14, while projections are made for 2014-15 and 2015-16 based on past and prospective medium term trends in the economy.1 Economic forecasts and projections affect state revenue more significantly than expenses. In particular GST, property transfer duty, mining royalties and payroll tax are sensitive to developments in the international and domestic economies.

[1]

Economic estimates are based on data available at May 2012, which includes results to June 2011 for Gross State Product, to December quarter 2011 for State Final Demand, to September quarter 2011 for population, to March quarter 2012 for Wage Price Index and Consumer Price Index, and April 2012 for the labour force.

Budget Statement 2012-13	2 - 1

2.2 Overview

NSW domestic demand slowed and employment declined in the first half of 2011. Since then domestic demand growth has improved and employment levels have stabilised. Despite this improvement, the current growth rate of economic activity in New South Wales remains below trend. Notwithstanding a low unemployment rate by historical standards, conditions in the labour market remain subdued with employment declines in some industries partly offsetting solid gains in others.

Since the Half-Yearly Review a number of factors have led to downward revisions to forecast economic and employment growth in Australia and New South Wales in the short term.

Global factors include:

•	A downward revision to global growth. While activity has picked up in the United States and Japan, Europe is still contracting and growth has slowed in Asia.

•

The fear that the European banking and sovereign debt crisis would escalate to become a Global Financial Crisis (GFC) II event involving a global credit crunch eased in early 2012, mainly as a result of massive liquidity provisions from the ECB. However, recent political developments in the Euro zone have intensified concerns and financial market turbulence. Global confidence, financial markets and activity remain fragile as Europe attempts to find a workable solution to the banking and sovereign debt crisis.

These global shocks to markets and confidence have weighed on activity in the national and NSW economies. They have particularly affected the non-mining sectors, which were already under pressure from the high Australian dollar.

National factors include:

•	The exchange rate has been higher than expected and has had a greater than anticipated impact on trade exposed sectors of the economy (including tourism, education and manufacturing).

•

The mining investment boom is taking longer than expected to support activity in the broader economy and the labour market. Some mining-related sectors are experiencing solid conditions but activity in a number of non-mining-related sectors is weak.

•

Household wealth is estimated to have fallen significantly over the last year. Through the year to the March quarter, share prices were 10.4 per cent lower and capital city established house prices were down 4.5 per cent.

•	Employment growth has slowed more than expected through 2011-12 reflecting weakness in a number of non-mining-related industries.

2 - 2	Budget Statement 2012-13

Factors specific to New South Wales include:

•	Employment growth has slowed through 2011-12, with slower growth in household and business services (which have been the main drivers of employment growth in recent years).

•

Retail sales remain weaker in New South Wales compared with the rest of Australia. This reflects the greater sensitivity of NSW households to interest rates (with recent interest rate reductions yet to have a material impact) and the State’s exposure to volatility and uncertainty in global financial markets. Population growth is also still slowing in New South Wales while it has stabilised at the national level.

•	NSW Government capital spending has been lower than expected reflecting unanticipated weather delays and changes to the scope and timing of some State capital spending (refer to Budget Paper No. 4).

•	Flooding in early 2012 has resulted in localised damage and quality downgrades to the summer crop.

For 2011-12, NSW economic growth has been revised down by  1/2 a percentage point to 1 3/4 per cent, largely reflecting a weaker net export performance and lower than expected public demand. Private demand in 2011-12 is forecast to be slightly stronger than expected at the Half-Yearly Review, although the composition of growth is significantly different. Business investment (led by mining and mining-related investment) and household consumption (led by services consumption) have been stronger than expected, while housing and non-residential building investment have been weaker than expected.

Notwithstanding the recent negative influences, the outlook for the national and New South Wales economies remains relatively positive. This is underpinned by:

•	Solid trading partner growth and an anticipated modest recovery in global activity

•	Strong mining investment and commodity exports

•	The impact on incomes from the high level of the terms of trade

•	Lower interest rates.

In addition, factors specific to New South Wales include:

•

Dwelling investment is expected to be supported by the current undersupply of housing, growth in population and household incomes and the Government’s housing strategy (see Box 1.1). While dwelling investment currently represents around only 4 per cent of domestic demand it has large flow on effects through the economy.

Budget Statement 2012-13	2 - 3

•

A generally positive broader business investment outlook. Business surveys are reporting that aggregate business conditions are around average levels and capacity utilisation is above average. Growth in commercial loan approvals has also improved over 2011, indicating that business deleveraging is moderating.

•	A manufacturing industry mix that is closer to the national average and slightly more exposed to resource-related manufacturing than Victoria, where traditional manufacturing is dominant.

•

While fiscal consolidation by the Commonwealth Government is expected to weigh on overall activity, NSW public demand is expected to strengthen over the next two years in line with NSW Government capital spending.

•

Strong demand from resource-intensive states for NSW services and manufactured goods. In 2010-11, New South Wales was a net exporter (international and interstate combined) compared with Victoria which was a net importer. This is due to the relatively high concentration of business and financial services in New South Wales.

•	A strong outlook for farm production and exports with summer rains providing improved soil moisture and water availability.

Looking ahead, these factors combined with the gradual transmission of the mining boom to the broader economy are expected to see NSW GSP growth accelerate through 2012-13 and return to slightly above trend in 2013-14. Employment growth is expected to gradually strengthen, but the NSW unemployment rate is expected to rise to around 5 1/2 per cent over the next two years.

Conditions in the non-mining-related sectors are expected to gradually improve over the next two years as the global and national recovery strengthens and interest rate sensitive sectors, such as housing, respond to stimulatory monetary policy. However, some current constraints are likely to be structural, such as a higher than long-run average Australian dollar, and will continue to weigh on activity as the Australian mining sector undertakes a rapid expansion in response to the shift in global prices.

With global risks still concentrated to the downside, particularly around the outlook for Europe, the degree of uncertainty surrounding the Budget economic forecasts remains higher than normal.

The realisation of global downside risks would significantly weaken the outlook for the national and NSW economies, with any further shocks transmitted through trade, confidence and financial market linkages.

2 - 4	Budget Statement 2012-13

2.3 Global and National Economic Outlook

World Economy

The global economy slowed significantly in the second half of 2011 as the European banking and sovereign debt crisis unfolded and global fiscal stimulus measures were wound back. However, a major downturn has not come to pass. The International Monetary Fund (IMF) considers that global growth troughed in the first quarter of 2012 and will gradually strengthen over the forecast period.2

In April 2012 the IMF revised their global growth forecasts modestly higher to 3.5 per cent in 2012 and 4.1 per cent in 2013 with global financial conditions improving and activity strengthening in the United States in early 2012. However, this remains a slightly lower forecast for global growth compared with that underpinning the Half-Yearly Review.

The fear that the European banking and sovereign debt crisis would escalate to a GFC II event involving a global credit crunch eased in early 2012 – mainly as a result of massive liquidity provisions from the ECB. This reduced the funding risk for European banks. With much of this funding appearing to have been used to purchase European Government debt, it has also allowed time for Governments to implement structural change. However, it has led to an increased exposure of the European banking system to sovereign debt risks.

More recently, political developments in the Euro zone have re-ignited concerns and financial market turbulence. Global confidence, financial markets and activity remain fragile as Europe attempts to find a workable solution to the banking and sovereign debt crisis. Financial markets will continue to remain volatile and the global recovery will remain vulnerable to major downside risks.

A concern in Europe is the appearance in some countries of an adverse cycle of fiscal consolidation leading to weakening growth, which requires more fiscal consolidation in order to meet announced targets. This has led to a loss of political support for austerity measures in the Netherlands, France and Greece and has renewed concerns regarding Spain’s capacity to meet its deficit reduction targets. Concerns have also intensified around the health of many of Spain’s banks. Uncertainty around the outlook for Europe increased in April and May with the risk of Greece’s exit from the Euro zone re-emerging and concerns mounting around the sustainability of the currency union in the absence of a fiscal union.

[2]	International Monetary Fund, World Economic Outlook, April 2012.

Budget Statement 2012-13	2 - 5

The IMF’s central scenario nevertheless remains that Europe will ‘muddle through’ its sovereign and banking debt crisis, avoiding an intensification of financial market instability. While activity in Europe is still contracting, the recession is expected to be mild, though risks to that forecast have risen recently.

Table 2.1:	World Economic Prospects

Per cent change in real GDP, by calendar year

	2011 Actual	2012 Forecast	2013 Forecast	2014 Forecast

World Output	3.9	3 1/2	4	4 1/4
United States	1.7	2	2 1/4	3
Euro zone	1.4	- 1/4	1	1 1/2
Japan	-0.7	2	1 3/4	1 1/2
Korea	3.6	3 1/2	4	4
China	9.2	8 1/4	8 3/4	8 3/4
India	7.2	6 3/4	7 1/4	7 1/2

Source: IMF, World Economic Outlook, April 2012.

In the United States, by contrast, activity accelerated after a soft patch in mid-2011. Employment growth strengthened and the unemployment rate has fallen. However, the United States still faces many challenges to its ongoing recovery including a still weak housing market, labour force participation rates at 30-year lows as workers have become discouraged and fiscal policy uncertainty. Based on current legislation, a large fiscal contraction is scheduled to occur in 2013 which poses a downside risk to current United States and global forecasts.

Importantly for Australia and New South Wales, Asia appears to have weathered the global slowdown well and looks headed for a soft landing. Growth in Asia has slowed reflecting weaker export demand from Europe and the earlier policy tightening to control inflation pressures. With inflation pressures now contained there is considerable room for policy easing. Indeed, a number of central banks including China and India have reversed the direction of monetary policy in response to slower growth and further policy easing is anticipated.

Asia is expected to grow at a faster pace than most other parts of the global economy. Australia and NSW’s major trading partner growth is therefore expected to be stronger than global growth over the forecast period.

2 - 6	Budget Statement 2012-13

Commodity prices remain high by historical standards despite falling over the second half of 2011. After reaching a record level in the September quarter, Australia’s terms of trade are estimated to have declined in the December and March quarters and are expected to continue to decline gradually over the next few years – reflecting planned increases in non-rural commodities supply. However, strong demand from Australia’s trading partners in Asia is expected to support high commodity export prices and underpin strong mining investment and commodity export volumes. Annual thermal coal contract prices (which are the most important commodity price for New South Wales) for Japanese Fiscal Year 2012 have been settled at around US$115 per tonne, representing around a 12 per cent decline on 2011 contract prices.

Global oil prices had spiked higher through April, partly reflecting geopolitical factors, but have fallen back recently. Further oil price rises as a result of supply disruptions would pose a risk to global growth (especially growth in the United States) and intensify global inflationary pressures.

Australian Economy

Growth in the national economy was below trend over 2011, weighed down by a slower than expected recovery in coal production following the floods in Queensland, slower growth in the global economy and the impacts of the high Australian dollar on some non-mining sectors of the economy. As a result the composition of growth has undergone a substantial shift to mining-related sectors of the economy. The Reserve Bank of Australia (RBA) estimates that mining-related activity expanded by around 12 per cent over the past year, compared to less than 1 per cent growth in the non-mining-related part of the economy.3

The outlook for growth in the national economy remains positive, underpinned by solid growth in Australia’s major trading partners, strong mining investment and commodity exports, the impact on incomes from the high level of the terms of trade and lower interest rates. Public demand is expected to make little contribution to growth as the Commonwealth and State Governments undertake fiscal consolidation.

[3]	Lowe, P, Developments in the mining and non-mining economies, May 2012.

Budget Statement 2012-13	2 - 7

The Australian economy is expected to grow at around its trend rate in 2012-13 and 2013-14, but the near term outlook for growth is lower than at the time of the NSW Half-Yearly Review. Despite the weaker near term outlook, the mining investment boom is expected to support a gradual improvement in activity in the broader economy over time and a strengthening in the labour market. Growth in the non-mining-related sectors is nevertheless expected to remain below trend, while mining-related activity is expected to be considerably above trend. This sectoral differentiation also translates into a geographic growth divergence within Australia, with the resource-intensive states and regions outperforming.

2.4 New South Wales Economic Outlook

Recent Developments and Prospects

NSW domestic demand slowed and employment declined in the first half of 2011. Since then domestic demand growth has improved and employment levels have stabilised. However, the current growth rate of economic activity remains below trend and the net effect of employment declines in some industries partly offsetting solid gains in others is expected to result in limited employment growth in 2011-12. Employment growth is nevertheless expected to be around the national average in 2011-12.

Since the Half-Yearly Review there has been a further deterioration in the global economic outlook and a downgrade to the Australian outlook. Reflecting this and the subdued conditions in a number of non-mining-related sectors, the near term outlook for NSW economic activity and employment growth has been revised down modestly.

For 2011-12, economic growth has been revised down by  1/2 a percentage point to 1 3/4 per cent, largely reflecting a weaker net export performance and lower than expected public demand. Private demand is forecast to be slightly stronger in 2011-12 than expected at Half-Yearly Review, although the composition of growth is significantly different. Business investment (led by mining and mining-related investment) and household consumption (led by services consumption) have been stronger than expected, while housing and non-residential building investment have been weaker than expected. Public demand was also lower than expected partly reflecting some weather related infrastructure delays and changes to the scope and timing of some State capital spending.

2 - 8	Budget Statement 2012-13

Export growth was weaker than expected in 2011-12 due to lower service exports. However, manufactured, rural and non-rural commodity exports are all estimated to have grown strongly. Export growth is expected to improve over the next two years underpinned by ongoing strong demand for non-rural commodities (particularly from Asia), improving global growth and a strong farm sector outlook. Any reversal of the Australian dollar’s strong appreciation over recent years, in line with the expected gradual decline in Australia’s terms of trade, would also support service and manufactured exports.

Private demand is still expected to strengthen over the next two years but by less than forecast at Half-Yearly Review due to the weaker than expected conditions in the non-mining-related sectors of the economy. Public demand is also expected to strengthen over the next two years, in contrast to national public demand, consistent with the NSW Government capital spending profile.

Conditions are currently uneven across the State with weakness in some non-mining-related parts of the economy. In particular:

•	Some sectors exposed to the high Australian dollar remain subdued, particularly tourism, education and parts of manufacturing.

•	The NSW retail sector continues to be weighed down by household caution, below-average confidence levels and an increasing preference for services over goods.

•

The GFC legacy of tight credit conditions for some borrowers is weighing on the supply side of the housing and non-residential building sectors, accentuated by current weak demand (including the unwinding of fiscal stimulus).

•	The high level of uncertainty around the economic outlook (both global and domestic) and fiscal consolidation by the Commonwealth Government are also weighing on overall activity.

There are however, more favourable conditions for a number of industries in the State that are exposed to the mining sectors in New South Wales and other States (including parts of manufacturing, parts of construction and business services). There is also a strong outlook for parts of household services (including health) and the farming sector despite some localised damage from flooding in early 2012.

Conditions in the non-mining-related sectors are expected to gradually improve over the next two years as the global and national recovery strengthens and interest rate sensitive sectors, such as housing, respond to stimulatory monetary policy. However, some constraints are likely to be structural, such as a higher than long-run average Australian dollar, and will continue to weigh on activity as the Australian mining sector undertakes a rapid expansion in response to the shift in global prices. This rapid expansion may also place labour and capital constraints on some industries.

Budget Statement 2012-13	2 - 9

Outlook – 2012-13 and 2013-14

NSW economic output (GSP) growth is expected to strengthen over 2012-13 and 2013-14 as growth gradually improves in the non-mining-related sectors of the economy and mining-related activity continues to expand strongly. The pick-up in growth is expected with dwelling investment resuming its recovery, public demand contributing more to growth and a stronger net export performance. Growth will also be supported by ongoing strong growth in business investment and firm household consumption growth.

Employment growth is expected to strengthen over 2012-13 but has been revised down to 1 per cent (from 1 1/2 per cent) – in line with slower than expected economic activity and ongoing structural change in the labour market. Employment growth is then expected to pick up to 1 1/4 per cent in 2013-14 as economic activity increases and conditions gradually improve in the non-mining sectors.

The unemployment rate has edged higher in 2011-12 and is expected to rise slightly to 5 1/2 per cent in 2012-13 and remain there over 2013-14.

With global risks still concentrated to the downside, particularly around the outlook for Europe, the degree of uncertainty surrounding the Budget economic forecasts remains higher than normal.

The realisation of global downside risks would significantly weaken the outlook for the national and NSW economies, with any further shocks transmitted through trade, confidence and financial market linkages.

Table 2.2:	Economic Performance and Outlook(a)

	2010-11 Outcomes	2011-12 Forecasts	2012-13 Forecasts	2013-14 Forecasts

New South Wales
Real state final demand	3.1	2 1/4	2 3/4	3 1/2
Real gross state product	2.2	1 3/4	2 1/4	3
Employment	3.1	1/2	1	1 1/4
Unemployment rate (b)	5.1	5 1/4	5 1/2	5 1/2
Sydney CPI – through the year to June quarter (c)	3.8	1 1/4	3	2 1/2
Sydney CPI (c)	3	2 1/2	2 1/2	2 1/2
Wage price index	3.7	3 1/2	3 1/2	3 1/2

(a)	Per cent change, year average, unless otherwise indicated
(b)	Year average, per cent
(c)	2012-13 forecasts include the 3/4 percentage point impact of the introduction of the carbon tax

2 - 10	Budget Statement 2012-13

Household Consumption

Household consumption grew at an above trend pace of 3.5 per cent through the year to the December quarter, with strong growth in services consumption. In contrast, spending on goods has been very weak over the last year, in line with weakness in the retail sector (see Chart 2.1). Household consumption growth is expected to slow over the remainder of 2011-12 reflecting softer employment and wage growth and falls in household wealth. Consumption growth is then expected to improve gradually in line with household income growth.

Chart 2.1:	NSW Real Household Consumption of Goods and Services

Note: Chain Volume, six months to indicated quarter compared to six months through the year.

Source: ABS 5602.0 and Treasury

Household wealth is estimated to have fallen significantly over the last year. Through the year to the March quarter, share prices were 10.4 per cent lower and Sydney established house prices were down 4.6 per cent. In contrast to household wealth, labour income has been growing strongly. Compensation of employees grew by 6.3 per cent through the year to the December quarter – in line with nominal consumption. However, this is expected to slow in line with softer employment and wage growth.

Budget Statement 2012-13	2 - 11

Households continue to be cautious in their spending and borrowing behaviour – with the national savings rate around 9 per cent and credit growing at historically low rates. Higher savings rates are likely to persist as households strengthen their balance sheets in response to the large run up in their debt to disposable income ratio from the early 1990’s to mid-2000. However, part of this higher savings is precautionary, in response to lower asset prices and increased uncertainty around the global and domestic economic outlook. It would be expected that at some point the impact of these factors would ease – although the timing and impact remains uncertain and has not been factored into these forecasts.

Over the next two years household consumption is expected to grow at a firm, albeit below-trend rate, broadly in line with household income.

Dwelling Investment

Dwelling investment has slowed after strong growth in 2010-11, partly reflecting a lull after the pull-forward of first home buyer demand (from the boost to grants in 2009), the lagged effects of higher interest rates in 2010-11 and lower capital gains expectations.

Recent indicators (such as housing finance and transfers) point to some modest improvement in activity but housing construction remains subdued. Dwelling investment has been revised down in 2011-12 – in line with weakness in partial indicators over 2011 – but is expected to resume its recovery over the next two years.

As shown in Chart 2.2, dwelling investment is currently at a historical low as a share of state final demand. The long period of decline in dwelling investment to 2008-09 has led to a low building approvals-to-population ratio (despite the recent moderation in population growth) and a low rental vacancy rate. Tightness in the rental market has seen rental prices increase strongly over the last year – well above their decade average. This suggests a considerable undersupply of housing, which combined with growth in population and household incomes, lower interest rates and the Government’s housing strategy will support the resumption of the dwelling investment recovery.

2 - 12	Budget Statement 2012-13

Chart 2.2:	NSW Dwelling Investment share of Domestic Demand

Note: Chain Volume

Source: ABS 5206.0

Business Investment

Business investment has recorded modest gains in the first six months of 2011-12 but conditions remain mixed across sectors.

Engineering construction (led by heavy industry which includes mining) has been the main driver of business investment, increasing by 19.3 per cent through the year in the first six months of 2011-12. In the December quarter, engineering construction activity (covering resource production, storage and distribution facilities, industrial processing, transport and utilities) was greater than non-residential building activity (which includes commercial, industrial, education, health and accommodation) for the first time since the series commenced in the mid-1980s (see Chart 2.3).

The pipeline of engineering construction points to strong growth in investment over the next few years. Work yet to be done on projects under construction is at a historical high, with current projects under construction including ten coal mines (the largest being Xstrata’s Ravensworth North and Ulan West projects), coal infrastructure expansions (ports and rail) and Newcrest’s Cadia East gold mine expansion. According to the Bureau of Resources and Energy Economics (BREE), as at April 2012 there was $20.1 billion worth of mining projects in New South Wales yet to begin construction (at various stages of planning). The majority of these projects are coal mining or infrastructure, but also include coal seam gas, base metals and gold. The pipeline is underpinned by the expectation of continuing strong global demand (particularly from Asia) for non-rural commodities.

Budget Statement 2012-13	2 - 13

Chart 2.3:	NSW Non-residential Building and Engineering Construction

Note: Chain volume $ million

Source: ABS 5206.0

In contrast, non-residential building is at depressed levels, with activity around 22 per cent lower than pre-GFC levels. Current weakness reflects subdued conditions in a number of non-mining-related sectors (including retail, tourism, education and parts of manufacturing), the slowdown in employment growth, a high level of uncertainty around the economic outlook (both global and domestic), the withdrawal of fiscal stimulus and tight credit conditions. The pipeline of non-residential building is very weak and points to no substantial recovery until at least 2013-14.

Spending on plant and equipment picked up modestly in the first six months of 2011-12 but has been weak overall during the last two years. This is despite the high exchange rate lowering the price of capital imports, making investment more attractive. The current weakness reflects the same subdued conditions in the non-mining-related sectors that are weighing on non-residential building, but also equipment investment being the most discretionary and cyclical part of business investment. It has the shortest lead time and therefore is the most responsive to changes in business sentiment and capacity utilisation.

The broader business investment outlook for New South Wales remains generally positive over the next two years. Business surveys are reporting that NSW aggregate business conditions are around average levels and capacity utilisation is above average (despite both decreasing recently). Growth in NSW commercial loan approvals has also improved over 2011, indicating that business deleveraging is moderating, though anecdotal evidence is that credit conditions remain tighter than before the GFC.

2 - 14	Budget Statement 2012-13

Business investment is expected to grow firmly over the next two years, underpinned by strong growth in the mining sector. A gradual improvement in non-mining sector conditions is also expected, in line with ongoing strong interstate export demand and a gradual improvement in international export demand for NSW services and manufactures.

New South Wales will also benefit from a manufacturing industry mix that is closer to the national average and slightly more exposed to resource-related manufacturing than Victoria, where traditional manufacturing is more dominant.4

Public Final Demand

Public investment has fallen by 12.5 per cent through the year in the first six months of 2011-12, reflecting the unwinding of the Commonwealth Government’s economic stimulus spending as well as wetter than normal seasonal conditions which delayed construction.

Public investment is forecast to pick up over the next two years, consistent with the NSW Government capital spending profile. The improvement in public investment is expected to be driven by strong growth in both State General Government and Public Trading Enterprise investment.

Public demand (consumption and investment) is expected to contribute to growth over the next two years.

Net Exports

Net exports of goods and services overseas are expected to detract less from GSP growth over the forecast period than they have over recent years, as export growth strengthens and import growth slows, albeit remaining at high rates. New South Wales is also expected to benefit from positive contributions from interstate trade with strong demand from resource-intensive states for NSW services and manufactured goods.

Non-rural commodity exports are estimated to have increased by 11.6 per cent in nominal terms over the first three quarters of 2011-12, led by a 31 per cent increase in coal exports as a result of higher coal prices and volumes (see Chart 2.4). Non-rural commodity exports are expected to grow strongly over the next two years, underpinned by the expectation of global demand (particularly from Asia) remaining high – including demand for thermal coal (which is the largest merchandise export from New South Wales). A significant expansion in coal mining and export infrastructure is underway and planned in New South Wales over the next two years.

[4]

Resource-related manufacturing is defined to include: primary metal & metal product, petroleum & coal product, basic chemical & chemical product, fabricated metal product, non-metallic mineral product and polymer product & rubber product. Traditional manufacturing is defined to include: food product, machinery & equipment, transport equipment, beverage & tobacco product, wood product, printing, textile, leather, clothing & footwear, pulp & paper and furniture & other.

Budget Statement 2012-13	2 - 15

Chart 2.4:	NSW Merchandise Exports

Note: nominal $ million, 4 quarter moving sum

Source: ABS 5368.0 Unpublished and Treasury

Chart 2.5:	NSW Service Export Indicators

Note: annual average percentage change

Source: ABS 3404.0 and Australian Education International

Rural exports are estimated to be up 37 per cent in nominal terms over the first three quarters of 2011-12 and are expected to remain at high levels over the next two years, in line with a strong outlook for farm production.

Flooding in early 2012 appears to have had minimal impact on overall summer crop production (summer crop production represents around 20 per cent of NSW total crop production), but there has been localised damage and quality downgrades. Following heavy rainfall and localised flooding, improved soil moisture and water availability generally enables good aggregate conditions for subsequent cropping seasons. Crop production in 2012-13 is therefore expected to be strong, although the winter crop planting season (April-May) could be impacted. Damage to rural infrastructure could also impact overall rural production.

Manufactured exports are estimated to have increased by 5.4 per cent in nominal terms over the first three quarters of 2011-12, despite a high exchange rate and slowing major trading partner growth. Manufactured exports are expected to expand modestly over the next two years as growth picks up in NSW’s major trading partners. However, growth is expected to be constrained by a high Australian dollar.

Service exports (including education, tourism, transport, business services, among others) have fallen over recent years, weighed down by the high Australian dollar and changes to migration rules for international students. As shown in Chart 2.5, partial indicators suggest that this weakness continued in 2011-12. NSW international student enrolments are down 9.5 per cent and overseas visitors to New South Wales are down 1.1 per cent over the first three quarters of 2011-12. The outlook for service exports remains subdued over the next two years.

2 - 16	Budget Statement 2012-13

Merchandise import volume growth has slowed from high rates in 2010-11 in line with weaker domestic demand, but continues to expand at a solid pace. Over the next two years merchandise imports are expected to increase strongly – in line with firming domestic demand growth and a high Australian dollar. Service imports are also expected to remain strong as the high Australian dollar has lowered the relative price of overseas travel.

New South Wales is expected to benefit from positive contributions from interstate trade since it is a net exporter of both goods and services. In 2010-11, New South Wales was a net exporter (international and interstate combined) compared with Victoria which was a net importer. This is due to the relatively high concentration of business and financial services in New South Wales.5

Labour Market

The trend level of employment in New South Wales has remained broadly flat since mid-2011, following declines during the first half of 2011. This likely reflects the slowdown in domestic demand in 2011, caution about hiring without a clear pick-up in demand in certain sectors and the high level of uncertainty about the economic outlook.

Subdued employment growth to date in 2011-12 masks a considerable divergence in conditions across industries – with declines in some industries largely offsetting solid gains in others. Household and business services employment both slowed considerably over 2011-12 after being the main drivers of employment growth in recent years.6

Through the year for the first three quarters of 2011-12 employment has increased in public administration & safety, retail, finance, construction, accommodation & recreation and mining. However, employment has declined in manufacturing, agriculture, education, utilities, transport, wholesale and real estate.

Chart 2.6 highlights longer-term employment by industry trends, including that the share of employment in the retail, manufacturing and construction sectors remain below pre-GFC levels.

[5]

Interstate trade in services is not measured by the ABS. The ABS measures (but does not publish) an unidentified balancing item which is conceptually net interstate trade in services. This is the residual between output and spending after allowing for inventories, international trade, interstate goods trade, net expenditure interstate and the statistical discrepancy (difference between income, expenditure and production measures of GSP and headline GSP).

[6]

Household services includes public administration & safety, education & training and health care & social assistance. Business services includes rental, hiring & real estate services, professional, scientific & technical services and administrative & support services.

Budget Statement 2012-13	2 - 17

Chart 2.6:	NSW Employment by Industry – share of Total Employment

Source: ABS 6291.0.55.003 and Treasury

Despite leading indicators pointing to ongoing modest labour demand (with job vacancies in New South Wales slightly above their decade average as a per cent of the labour force, see Chart 2.7), employment growth has been revised down to  1/2 per cent in 2011-12 and 1 per cent in 2012-13 – in line with slower than expected economic activity and expectations for ongoing structural change in the labour market. Employment growth is expected to pick up to 1 1/4 per cent in 2013-14 as economic activity increases and conditions gradually improve in the non-mining sectors.

Chart 2.7:	NSW Job Vacancies as per cent of Labour Force

Note:	Job Vacancies Survey was suspended following May 2008 and was reinstated for November 2009. Data between these points are Treasury estimates.
Source:	ABS 6354.0 and Treasury

2 - 18	Budget Statement 2012-13

Labour supply has fallen over 2011-12 due to slower population growth and a lower workforce participation rate. Prime working age and youth participation remain below pre-GFC levels, while older workers have continued to increase their participation. Despite scope for labour force participation to increase as economic activity and labour market conditions strengthen, the participation rate is expected to remain around its current level. From 2015-16, population ageing is expected to begin driving a long-term decline in the participation rate.

Population growth slowed to 1.1 per cent through the year to the September quarter 2011 reflecting lower net overseas migration. However, population growth is expected to pick up modestly in line with the improvement in indicators of net overseas migration, supporting growth in consumption, dwelling investment and employment.

The unemployment rate remains relatively low by historical standards averaging 5.2 per cent in 2011-12 to date, and is expected to rise slightly to 5 1/2 per cent in 2012-13 and remain there over 2013-14.

Budget Statement 2012-13	2 - 19

Box 2.1:	NSW Regional Unemployment

Official regional economic data is limited. There are no estimates made by the ABS, for example, of regional output or spending. Labour force data, while volatile at the regional level due to small survey sample sizes, is available for 23 regions of New South Wales. It provides an indication of economic differences between regions.

Over the last decade and at the broadest regional breakdown, there have been similar trends and a convergence in the unemployment rates in Sydney and Regional New South Wales, as shown in the chart below.

NSW unemployment rates

Unemployment rates across the 23 regions of New South Wales have also converged over time.7 The chart below shows this by examining the standard deviation in unemployment rates across those regions. This has declined over time and is well below its decade average, signaling greater convergence.

Variation in regional unemployment rates

While there has been significant improvement and convergence in regional labour markets, there remain differences in unemployment rates between regions.

Major NSW regional unemployment rates

The Hunter, Illawarra and Western Sydney regions are significant regions in New South Wales in terms of employment and population. The current unemployment rate is very low and declining in the Hunter, below its decade average in the Illawarra and has stabilised at around its decade average in Western Sydney. These differences can be partly explained by the industry structures of each region and how they are being affected by the cross-currents of a mining investment boom, a high currency and caution in household spending and borrowing.

•	The Hunter region’s low and declining unemployment rate reflects that mining in the region accounts for 43.3 per cent of total NSW mining employment[8].

•

The Illawarra region also has a relatively high mining exposure, at 13.1 per cent of total mining employment in New South Wales. The Illawarra’s exposure to the manufacturing industry is also relatively small, at 8.3 per cent of total NSW manufacturing employment.

•

Western Sydney on the other hand accounts for 36.9 per cent of NSW manufacturing employment and is thus affected by the high value of the dollar and consumer caution. Its unemployment rate, though, remains around decade average levels.

Overall, the variation between most NSW regions unemployment rates and the average NSW rate is quite small – of the 23 regions 14 are within 1 1/4 per cent of the State average, while 4 are higher by more than 1 1/4 per cent and 5 are lower by more than 1 1/4 per cent. That variation between regions has narrowed over the last decade as economic benefits have dispersed widely. Also, compared to their decade averages, most NSW regions have improved significantly.

Wage Price Index

Wages growth has remained firm despite the labour market and economic activity weakening over 2011. The NSW Wage Price Index grew by a slightly below trend annual rate of 3.5 per cent in the March quarter. This has been driven by above trend growth in private sector wages of 3.6 per cent, while public sector wages have moderated to 3.1 per cent.

[7]	The Northern, North Western & Central West and Far West regions are excluded due to these two regions extreme volatility, including zero reported unemployment rates at times.
[8]	All regional industry employment composition figures are in 4 year averages to November 2011.

2 - 20	Budget Statement 2012-13

Wage growth is expected to average 3 1/2 per cent in 2012-13 and 2013-14 reflecting the outlook for the labour market and moderate inflation. The Government’s strengthened wages policy will also continue to assist in moderating public sector wages growth.

Capacity pressures on wages and inflation are expected to be less than implied by the unemployment rate with broader measures of labour underutilisation, including average hours worked, indicating higher levels of spare capacity.

Inflation

Through the year growth in Sydney’s Consumer Price Index (CPI) slowed significantly in the March quarter 2012 to 1.6 per cent, reflecting the unwinding of temporary effects of natural disasters on fruit and vegetable prices. Underlying price pressures also moderated with national underlying inflation falling to 2.2 per cent.

Over the next two years, domestic price pressures are expected to ease slightly in line with the moderation in capacity pressures. However, the disinflationary effects of lower import prices from the earlier appreciation of the Australian dollar are expected to wane.

Sydney’s CPI is expected to increase to 3 per cent through the year to the June quarter 2013 (boosted by the introduction of the carbon tax contributing  3/4 of a percentage point) before moderating to the mid-point of the RBA’s target range through the year to the June quarter 2014.

In year average terms, the Sydney CPI is expected to moderate to 2 1/2 per cent in 2011-12 and remain there over 2012-13 and 2013-14.

Medium-Term Outlook

Forecasts are provided for the Budget year and 2013-14 based on exogenous factors such as the strength of the global economy, population and domestic policy settings as well as endogenous factors such as the state of the inventory, housing and business investment cycles.

Budget Statement 2012-13	2 - 21

Projections are made for 2014-15 and 2015-16 based on medium-term economic parameters. This is a different approach than adopted in the last three Budgets which assumed above trend growth would follow a period of below trend growth. The current approach takes into account that structural change in the economy may impact growth in the medium term as the economy continues to transition.

Table 2.3:	Economic Projections for 2014-15 and 2015-16

Year average per cent change
Gross state product	2 3/4
Employment	1 1/4
Sydney CPI	2 1/2
Wage price index	3 1/2

2.5 Risks to the Economic Outlook

Budget estimates rely on assumptions, forecasts and assessments for the economy and other factors made at the time the Budget is prepared. The degree of uncertainty surrounding this Budget outlook remains higher than normal.

Global Risks

European Sovereign Debt Crisis

While the risk that the European banking and sovereign debt crisis would escalate to a GFC II event involving a global credit crunch eased in early 2012, an intensification of the crisis (as has been seen in recent months) remains the major risk to the economic outlook.

The heightening of concerns regarding fiscal sustainability in many European countries could lead to an increase in sovereign debt spreads and a freeze on lending to risky countries. In turn this could lead to forced fiscal consolidation and the further downgrading of existing debt, resulting in a fall in asset values and further pressures on the banking system. A disorderly debt restructure (or default) in a Euro zone country would adversely impact European banks and significantly heighten risk aversion globally. This would have potential contagion effects for other banks and sovereigns both within the Euro zone and the rest of the world.

2 - 22	Budget Statement 2012-13

Recent events in Europe have taken a turn for the worse as negative feedback between fiscal consolidation and economic growth has worsened the fiscal position of highly indebted European sovereigns. This has led to a loss of political support for austerity measures in the Netherlands, France and Greece and has renewed concerns regarding Spain’s capacity to meet its deficit reduction targets. Concerns have also intensified around the health of many of Spain’s banks. The risk of Greece’s exit from the Euro zone has now re-emerged and concerns are intensifying around the sustainability of the currency union in the absence of a fiscal union.

Stalling of the still fragile United States recovery

While activity in the United States has picked up recently, the recovery is vulnerable to disruptions in Europe and political division over fiscal consolidation and how to stimulate the recovery. Recent employment outcomes have also shown an easing from more rapid growth in late 2011 and early 2012.

Fiscal policy uncertainty is a downside risk with the possibility of a sharp fiscal contraction early next year due to the expiry of a package of tax cuts and extensions to unemployment benefits. The expiry of these measures, combined with legislated automatic cuts to spending are likely to result in a fiscal contraction of around 4.7 per cent of GDP in 2013 according to the Congressional Budget Office.9

The IMF has sounded warnings that excessive fiscal tightening may endanger the current weak recovery. Instead the IMF is encouraging medium term reforms to address future fiscal pressures such as ageing related spending.10 However, with yields on 10-year government bonds below 2 per cent, for the time being markets are confident the United States Government will be able to rein in its deficit. This could change if credible medium term consolidation plans are not put in place.

Hard landing in China

China had been deploying polices to slow activity following the large and effective fiscal and monetary stimulus employed in the GFC. There has been some success to date with both inflation and activity moderating from around mid-2011. However, with global growth and China’s exports easing at the same time the domestic economy is slowing, there are risks that the slowdown may become too pronounced. Mitigating that risk, the People’s Bank of China has recently lowered bank’s reserve requirement ratios and some further easing in monetary and fiscal policy is anticipated over 2012.

[9]	Congressional Budget Office, Economic effects of reducing the fiscal restraint that is scheduled to occur in 2013, May 2012.
[10]	International Monetary Fund, World Economic Outlook, April 2012.

Budget Statement 2012-13	2 - 23

Adverse oil supply shock brought about by geopolitical uncertainty

Oil prices rose sharply to early April 2012 but have since subsided as geopolitical tensions (particularly around Iran) have eased and inventories have built up. A renewed substantial rise in oil prices as a result of supply disruptions would have a significant impact on global growth, particularly growth in the United States, as was the case in the first half of 2011.

Domestic Risks

Structural change in the labour market

A key reason for downward revisions to forecasts of national and New South Wales activity and employment in 2011-12 has been the greater than expected effect of the high Australian dollar and cautious consumer spending and borrowing behaviour on some of the non-mining-related sectors (especially employment in those sectors). It may be the case that the structural changes that these elements are bringing to employment in the non-mining-related sectors (particularly in retail, manufacturing, tourism and education) are greater than expected in the near-term. If this was to occur, aggregate employment and activity outcomes would be weaker than forecast. The changed pattern of employment poses a risk that a skills mismatch could see unemployment temporarily rise more than expected.

Mining investment

Mining investment nationally has increased to record levels and investment expectations suggest an increase to $119 billion in 2012-13 from $92 billion in 2011-12.11 The resources sector has committed to or commenced more than half of the $504 billion investment pipeline.12 However, given that a large proportion of the pipeline is in very large projects, there is a risk that the cancelation or postponement of a number of large projects, due to global uncertainty, or changed plans, could have consequences for aggregate investment spending.

[11]	ABS 5625.0 Private new capital expenditure and expected expenditure, March 2012.
[12]	BREE, Mining industry major projects April 2012, May 2012.

2 - 24	Budget Statement 2012-13

Consumer behaviour

The household saving ratio has increased in recent years and credit is growing at historically low rates as households strengthen their balance sheets. Households have adjusted their behaviour following a lengthy period where consumer spending grew more rapidly than incomes after consumer financial deregulation. It remains to be seen whether the household saving ratio continues to rise in the medium term, stabilises at around current levels or returns to lower levels. These forecasts assume that the savings rate remains around its current level (with household consumption growing broadly in line with household income).

There is a risk that households may become less cautious and spend above growth in incomes if consumer confidence was to rebound strongly amidst a strengthening global and domestic economic outlook. This could see a re-emergence of capacity constraints, putting upward pressure on wage growth and inflation. In that case, monetary policy would be expected to be tightened, and growth, while stronger in the short term, may be weaker in 2013-14 and beyond.

Population growth

An upside risk would be stronger than expected population growth given the narrowing of house price differentials between Sydney and other capital cities over the last decade (a driver of interstate migration) and the recent easing of student visa restrictions. Stronger population growth would support employment, consumption and housing investment. Workforce participation also has scope to lift and boost labour supply as economic activity increases, given prime working age and youth participation remain below pre-GFC levels.

Budget Statement 2012-13	2 - 25

Chapter 3:	Budget Position

•	The Budget result for 2012-13 is forecast to be a deficit of $824 million.

•

Budget surpluses are forecast for 2013-14, 2014-15 and 2015-16, averaging $674 million per annum reflecting revenues rising faster than expenses despite significant increases in capital grants to the rail sector.

•	The 2011-12 and 2012-13 Budget results are distorted by the early payment in 2011-12 of Commonwealth road funding totalling $690 million as well as Economic Stimulus payments.

•

Excluding the impact of Economic Stimulus and the bringing forward of Commonwealth road funding, there would be a Budget deficit of $1.1 billion in 2011-12 and an expected deficit of $94 million in 2012-13.

•

Net lending is forecast to improve significantly for the next four years from a deficit of $3.5 billion in 2012-13 to a deficit of $519 million in 2015-16 reflecting improving budget results and lower directly funded capital expenditure.

•	Expenses and revenues are forecast to increase at an average of 3.3 per cent and 3.9 per cent per annum respectively over the next four years.

3.1 Introduction

The Budget Papers focus on the financial and service delivery performance of the general government sector. This sector typically delivers public services or acts as a regulator of private sector activity.

Outside the general government sector, public trading enterprises (PTE) and public financial enterprises (PFE) operate more commercially focused activities such as electricity and water supply and public transport. The Budget result takes PTE and PFE agencies into account through any dividend and tax equivalent revenues provided and any required subsidy payments.

The Operating Statement of the general government sector is set out in Table 3.1 and highlights:

•

The Budget result or net operating balance which reports the difference between the full recurrent costs of general government service delivery in the financial year, including depreciation of fixed assets, and the revenues earned in the year to fund those services.

•	The net lending result which reports the impact of both recurrent and capital activities of the general government sector and their impact on net financial liabilities.

Budget Statement 2012-13	3 - 1

The Operating Statement also reports a comprehensive result which shows the impact of activities undertaken and any revaluations occurring during the year on the net worth of the general government sector.

In accordance with normal budget practice, the Budget estimates do not include the impact of a business asset transaction until they are finalised.

The annual Budget is framed around government policy and priorities as well as economic and other parameters for the short and medium-term. Differences between the underlying assumptions and actual outcomes represent risks that may vary Budget estimates. The risks may be policy or parameter driven and include unforeseen events such as natural disasters.

3.2 Fiscal framework for Budget Aggregates

The Fiscal Responsibility Bill 2012 is currently before the Parliament. The objective of the new Bill and fundamental anchor of budget settings is to retain the State’s triple-A credit rating.

The fiscal strategy to meet the objective is guided by three principles of sound public sector financial management:

•

responsible and sustainable spending, taxation and infrastructure investment including aligning revenue and expense growth, stable and predictable taxation policies and infrastructure investment with the highest community benefit

•

effective financial and asset management including sound policies and processes for performance management and reporting, asset maintenance and enhancement, funding decisions, and risk management practices, and

•

achieving inter-generational equity including ensuring that policy decisions have regard to their financial effects on future generations and the current generation funds the current cost of its services.

Fiscal performance is to be measured against the objective of maintaining the triple-A credit rating and two related additional targets:

•	holding expense growth below long-term average revenue growth, and

•	eliminating unfunded superannuation liabilities by 2030.

Annual reporting required in the Budget includes

•	a statement of the Government’s fiscal strategy in terms of the Act

•	a report on performance against objectives, principles and targets

•	an explanation for any departure from the objectives, targets and principles and a rectification plan over the period of the forward estimates

•	an assessment of the impact of budget measures on the long term fiscal gap.

3 - 2	Budget Statement 2012-13

3.3 Budget Aggregates for 2012-13

The Budget result for 2012-13 is expected to be a deficit of $824 million compared with a projected deficit of $337 million in 2011-12. After adjusting for Commonwealth fiscal stimulus payments and $690 million of Commonwealth road funding brought forward from 2012-13 to 2011-12, the deficit would be $94 million in 2012-13 and $1.1 billion in 2011-12.

Chart 3.1:	Headline and Adjusted Budget Results

Revenue

Total revenue for 2012-13 is estimated to be $59.7 billion. This is an increase of $1.3 billion or 2.2 per cent over the 2011-12 revised forecasts, inclusive of lower forecast GST revenues.

Taxation revenue is expected to increase by nearly $1.5 billion to $22.1 billion in 2012-13, an increase of 7.0 per cent, with payroll tax increasing by $334 million (up 5 per cent), land tax increasing by $191 million (up 8 per cent) and transfer duty increasing by $670 million (up 17.6 per cent).

General purpose grants are estimated to increase by 3.8 per cent to $14.8 billion in 2012-13, due to an increase of $557 million in GST. As discussed in Chapter 5, growth in this revenue source is running well below earlier years.

Funding for National Partnerships is expected to decrease by 44.6 per cent to $2.7 billion in 2012-13. This is due to the Commonwealth bringing forward roads funding from 2012-13 to 2011-12 as well as winding down of National Partnership Payments in transport, education and health.

Budget Statement 2012-13	3 - 3

Revenue from sales of goods and services is expected to increase by $132 million or 2.7 per cent in 2012-13 after adjusting for a change in accounting treatment for hospital cross border payments.

Dividends and tax equivalent payments are expected to increase by $252 million or 11.9 per cent in 2012-13 while interest revenues are expected to fall following the transfer of electricity proceeds to State Super during the final months of 2011-12.

Fines, regulatory fees and other revenues are estimated to increase by $432 million or 12.5 per cent driven by a 26 per cent increase in royalty revenues. The increase in royalties reflects policy measures to offset the impact of the Carbon Tax announced in the 2011-12 Budget.

Chapter 5 provides a comprehensive discussion of revenue estimates.

Expenses

Total expenses are estimated to be $60.6 billion in 2012-13, which is $1.8 billion or 3.0 per cent higher than the revised 2011-12 estimate.

Employee expenses in 2012-13 are estimated to increase by $683 million or 2.6 per cent. The 2012-13 Budget provides for a further round of measures to better control employee expenses. A Labour Expense Cap has been introduced to limit employee related and contractor expenses across the whole of government (refer Chapter 1).

Superannuation expenses are expected to fall sharply in 2012-13 reflecting historically low long-term bond yields.

Interest expenses are estimated to increase by $88 million or 4.3 per cent reflecting the need for partial debt funding of the general government infrastructure program.

Depreciation and amortisation expenses are expected to increase by $234 million or 4.2 per cent in 2012-13 after allowing for the transfer of the Country Rail Infrastructure Authority from the PTE to the general government sector from 1 July 2012. The significant growth and renewal of buildings and ICT assets in schools under the Building Education Renewal program, Connected Classrooms and other major reforms as well as the acquisition of new transport assets also give rise to the higher depreciation and amortisation expenses.

3 - 4	Budget Statement 2012-13

The Treasurer’s Advance has been maintained at $150 million for 2012-13 after being reduced in 2011-12 as part of the Government’s enhanced financial management framework. The Treasurer’s Advance provides for unforeseen expenses that arise in the Budget year. Drawdowns on the Treasurer’s Advance have been considerably less in 2011-12 than in previous years. Further details of the use of Treasurer’s Advance are provided in Box 4.3 in Chapter 4.

Current grants are estimated to increase by only $70 million or 0.8 per cent in 2012-13 reflecting changes in Commonwealth funding arrangements for basic community care for people aged 65 and over. Commencing in 2012-13, the Commonwealth will make payments direct to service providers rather than through the State. After adjusting for this factor, current grants increase by 6.1 per cent due to higher payments from the Climate Change Fund as well as a flow on of higher Commonwealth funding under the Universal Access to Early Childhood Education National Partnership. Capital grants are estimated to increase by $337 million or 15.2 per cent in 2012-13 reflecting higher payments to the transport sector to fund increasing capital expenditure.

Other operating expenses are estimated to increase by $960 million or 7.3 per cent reflecting the transfer of the Country Rail Infrastructure Authority into the general government sector, higher maintenance in schools and costs associated with disability school student transport.

Further information on expense trends and budget initiatives is provided in Chapter 4. For details of general government agency level activity and expenses, see Budget Paper No. 3 Budget Estimates.

3.4 Budget Position to 2015-16

Budget Result

After a projected deficit of $824 million in 2012-131, the Budget is expected to return to surplus in the following years. In 2013-14, a surplus of $289 million is projected to rise to $1.2 billion in 2015-16. The improvement in the Budget result over the period of the forward estimates results from a deliberate government policy to restrain the growth in expenses below revenues while still funding increasing levels of public transport infrastructure from the Budget. Chart 3.2 shows both headline and adjusted budget results for the period to 2015-16.

[1]	For comparative purposes the 2012-13 Budget and forward estimates have been presented in accordance with accounting standards applicable to the 2012-13 Budget year.

Budget Statement 2012-13	3 - 5

Chart 3.2:	Budget Results 2009-10 to 2015-16

Revenue

Total revenue is estimated to rise by an average of 3.9 per cent per annum over the four years to 2015-16 with own source revenue increasing by 5.6 per cent per annum while Commonwealth funding increases by only 1.6 per cent per annum.

Taxation revenue is expected to increase by an average of 6.2 per cent over the Budget and forward estimates period.

While Australian Government General Purpose payments are expected to increase annually by an average of 4.5 per cent, other Commonwealth funding will fall by 20.8 per cent per annum as stimulus payments and other National Partnership payments wind down.

Dividends and income tax equivalent revenues are projected to remain flat reflecting lower distributions from the electricity sector offsetting growth in other sectors.

Fines, regulatory fees and other revenues are expected to increase rapidly at an average of 7.0 per annum over the four years to 2015-16 reflecting strong growth in mining royalty revenues.

For a comprehensive discussion of revenue estimates, see Chapter 5.

Expenses

Total expenses are forecast to increase at an average 3.3 per cent per annum over the four years to 2015-16.

3 - 6	Budget Statement 2012-13

Employee-related expenses are estimated to increase by 2.2 per cent per annum reflecting the Government’s 2.5 per cent wages policy, service growth in key policy areas including health, and the introduction of the labour expense cap.

After falling sharply in 2012-13 due to historically low interest rates, superannuation expenses are expected to rise significantly over the following years reflecting an assumption that long term bond yields return progressively to more normal levels.

Interest expenses are estimated to increase by an average of 6.3 per cent per annum over the four years to 2015-16 in line with the growth in borrowings to partially fund the general government capital program.

Over the four years to 2015-16, current grants are estimated to increase by an annual average of 3.4 per cent per annum after adjusting for the Commonwealth paying for basic community care for people aged 65 years and over.

Capital grants are estimated to increase strongly from $2.2 billion in 2011-12 to an average of over $3.1 billion per annum over the next 4 years reflecting the Government’s commitment to improve public transport infrastructure.

For a comprehensive discussion of expense estimates, see Chapter 4.

Table 3.1:	General Government Sector Operating Statement

	2010-11	2011-12		2012-13	2013-14	2014-15	2015-16
	Actual	Budget	Revised	Budget	Forward estimates

	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	20,395	20,558	20,659	22,111	23,273	24,753	26,298
Grants and Subsidies
- Commonwealth general purpose	13,900	15,205	14,289	14,826	15,715	16,429	17,053
- Commonwealth national agreements	6,860	6,806	6,797	7,203	7,488	8,064	8,697
- Commonwealth national partnerships	4,215	4,452	4,810	2,667	2,781	2,117	1,888
- Other grants and subsidies	642	585	564	698	912	885	938
Sale of goods and services	4,658	4,857	4,832	5,066	5,221	5,425	5,650
Interest	468	533	556	367	366	360	359
Dividend and income tax equivalents from other sectors	1,982	1,815	2,115	2,367	2,300	2,047	2,164
Other dividends and distributions	430	529	387	546	449	477	505
Fines, regulatory fees and other	3,594	3,686	3,444	3,876	4,131	4,361	4,524

Total Revenue	57,144	59,026	58,452	59,727	62,636	64,916	68,074

Expenses from Transactions
Employee	24,434	26,034	25,858	26,541	26,800	27,348	28,155
Superannuation
- Superannuation interest cost	835	845	882	201	505	690	750
- Other superannuation	2,210	2,271	2,272	2,346	2,354	2,411	2,561
Depreciation and amortisation	2,818	3,056	3,060	3,294	3,530	3,692	3,906
Interest	1,826	2,087	2,059	2,147	2,401	2,608	2,681
Other property	1	—	1	1	1	1	1
Other operating	12,281	13,291	13,237	14,197	14,803	14,913	15,595
Grants and transfers
- Current grants and transfers	8,905	9,639	9,194	9,264	8,654	9,242	9,976
- Capital grants and transfers	2,494	2,521	2,224	2,561	3,299	3,449	3,276

Total Expenses	55,804	59,744	58,788	60,552	62,347	64,353	66,902

BUDGET RESULT - SURPLUS/(DEFICIT)
[Net Operating Balance]	1,340	(718)	(337)	(824)	289	562	1,172

Budget Statement 2012-13	3 - 7

Table 3.1:	General Government Sector Operating Statement (cont)

	2010-11	2011-12		2012-13	2013-14	2014-15	2015-16
	Actual	Budget	Revised	Budget	Forward estimates

	$m	$m	$m	$m	$m	$m	$m

Other economic flows included in the operating result

Gain/(Loss) from other liabilities	86	225	(331)	387	265	81	1
Other net gains/(losses)	72	326	(134)	411	510	498	547
Share of earnings from Associates (excluding dividends)	153	(91)	37	(89)	36	29	40
Dividends from asset sale proceeds	3,406	12	47	—	—	—	—
Deferred income tax from other sectors and other	(478)	57	(467)	128	94	(2)	42
Other economic flows included in the operating result	3,239	529	(849)	837	906	606	630
Operating result (accounting basis)	4,579	(189)	(1,185)	13	1,195	1,168	1,802
Other economic flows - other non owner movements in equity
Superannuation actuarial gains/(loss)	447	3,358	(10,164)	6,829	4,119	999	(257)
Revaluations	976	3,324	(3,481)	1,142	1,125	1,125	1,115
Net gain/(loss) on equity investments in other sectors	4,347	857	(1,171)	2,431	4,153	3,632	3,343
Other	46	(107)	(369)	(34)	(55)	(100)	(60)
Other economic flows - other non owner movements in equity	5,816	7,431	(15,184)	10,369	9,342	5,656	4,141
Comprehensive result - total change in net worth	10,395	7,242	(16,370)	10,382	10,537	6,824	5,944

KEY FISCAL AGGREGATES

Comprehensive result - total change in net worth	10,395	7,242	(16,370)	10,382	10,537	6,824	5,944
Less: Net other economic flows	(9,055)	(7,960)	16,033	(11,206)	(10,248)	(6,261)	(4,771)

Net operating balance	1,340	(718)	(337)	(824)	289	562	1,172

less Net acquisition of non-financial assets
Purchase of non-financial assets (a)	6,537	6,693	5,814	6,227	6,705	6,069	5,762
Sales of non-financial assets	(283)	(635)	(494)	(536)	(508)	(533)	(411)
less Depreciation	(2,818)	(3,056)	(3,060)	(3,294)	(3,530)	(3,692)	(3,906)
plus Change in inventories	5	(4)	(7)	(3)	(3)	1	(14)
plus Other movements in non-financial assets
- assets acquired using finance leases	510	148	148	129	759	156	164
- other	299	123	96	125	133	83	96
equals Total Net acquisition of non-financial assets	4,250	3,268	2,496	2,648	3,556	2,083	1,691

equals Net Lending/(Borrowing) [Fiscal Balance]	(2,910)	(3,986)	(2,833)	(3,473)	(3,267)	(1,521)	(519)

OTHER AGGREGATES
Capital Expenditure (b)	7,047	6,841	5,961	6,356	7,464	6,224	5,926

(a)	Includes Treasurer’s Advance.
(b)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases. See table 3.4 for the impact of Australian Government funding

3 - 8	Budget Statement 2012-13

Reconciliation Statement

For the first time, 2012-13 Budget papers include a reconciliation of Budget expense aggregates to differentiate between policy and parameter drivers. Changes in policy arise from Government decisions while changes in underlying budget parameters reflect changes in economic conditions or other matters that the Government does not control.

Table 3.2:	Reconciliation Statement – Expenses

	2011-12	2012-13	2013-14	2014-15
	$m	$m	$m	$m

Expenses - 2011-12 Budget	59,744	61,610	63,826	65,891

Policy Decisions

- New Spending Initiatives	64	518	268	208

- Other Policy decisions including Savings	(326)	(659)	(1,355)	(1,953)

Parameters and Other Budget Variations

- Superannuation	—	(348)	(116)	54

- Other	(694)	(569)	(277)	153

Expenses – 2012-13 Budget	58,788	60,552	62,347	64,353

Table 3.2 indicates that since the 2011-12 Budget new initiatives increasing expenses have total $1.1 billion over the period to 2014-15 including additional funding for the Local Infrastructure Renewal Scheme and increased funding for school maintenance. This expenditure has been offset by other policy decisions and savings initiatives totalling $4.3 billion. In addition to this, budget expenses have been affected by changes in parameters such as lower interest rates which impact on debt and superannuation costs. In total, parameter and other budget variations have improved the Budget result by a further $1.8 billion.

Net Lending Results to 2015-16

The net lending result is expected to improve from a deficit in 2012-13 of $3.5 billion to a deficit of $519 million by 2015-16. This reflects a significant improvement in the underlying Budget surplus and lower directly funded capital expenditure.

Budget Statement 2012-13	3 - 9

3.5 Capital Expenditure

In 2012-13, capital expenditure in the general government sector will total $6.4 billion and $26 billion over the 4 years to 2015-16. Excluding the impact of Commonwealth funding, the four year infrastructure investment program is expected to increase by 26.7 per cent compared with the four years to 2011-12.

Table 3.3 highlights the State and Australian Government funded components of the general government sector capital program which includes roads projects under the Building Australia Fund and Nation Building.

Table 3.3:	General Government Sector Infrastructure Investment

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

State Funded Program
State Funded Program excluding RNSH redevelopment	4,166	4,055	4,185	3,762	4,587	4,945	5,282	4,994
Royal North Shore Hospital redevelopment PPP	—	—	—	—	—	650	22	—
Australian Government Funded Program
Fiscal Stimulus	48	1,928	1,088	169	64	—	—	—
Other (a)	1,050	1,303	1,774	2,030	1,704	1,869	920	932

Total General Government Capital Expenditure	5,264	7,286	7,047	5,961	6,356	7,464	6,224	5,926

(a)	Principally comprises road projects including Pacific Highway, Hume Highway and Hunter Expressway.

While most public transport capital expenditure is not within the general government sector, the Budget ultimately funds this expenditure through recurrent and capital grants to the PTE sector. In assessing the support provided by the Budget for infrastructure, the public transport infrastructure investment program should be considered jointly alongside the general government sector program.

Table 3.4 shows significant growth in the State funded general government program including public transport capital expenditure over the forward estimates.

Table 3.4:	State funded General Government Infrastructure Program including Public Transport Capital Expenditure

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m
State Funded General Government program excl. RNSH	4,166	4,055	4,185	3,762	4,587	4,945	5,282	4,994
Transport PTE capital expenditure
Rail PTE Capital Expenditure	1,245	2,009	1,795	1,923	2,403	3,140	3,293	2,645
Other Public Transport PTEs	60	97	83	131	159	138	64	33
Total Public Transport PTE Capital Expenditure	1,306	2,105	1,877	2,055	2,563	3,278	3,357	2,678

Total	5,472	6,160	6,062	5,817	7,150	8,223	8,640	7,673

Four Year Average				5,878				7,921

Four Year Total				23,511				31,685

3 - 10	Budget Statement 2012-13

Chart 3.3 illustrates that the State-funded general government program, including public transport, continues to grow significantly over the forward estimates and is expected to be $2.2 billion per annum or 38 per cent higher than in the previous four years.

Chart 3.3:	State Funded General Government and Public Transport Infrastructure Investment

For the details of the Government’s capital program, see Budget Paper No. 4 Infrastructure Statement.

3.6 Balance Sheet

Details of the assets and liabilities of the General Government sector are shown in Table 3.5. The key financial aggregates measuring the strength of State finances are net debt and net financial liabilities. Further details of assets and liabilities are shown in Chapter 7.

Net debt

Net debt is estimated at $13.9 billion in June 2012 and is expected to increase to $21.8 billion in June 2016. While the Budget is returning to surplus, a significant proportion of the record level of the capital works program continues to be funded by debt.

For a discussion of the Government’s fiscal strategy and a comprehensive assessment of the performance against fiscal targets refer to Chapter 1.

Budget Statement 2012-13	3 - 11

Net financial liabilities

Net financial liabilities cover a wider concept of financial obligations than net debt and include the full range of general government sector financial obligations (including unfunded superannuation liabilities, insurance liabilities and employee-related liabilities as well as debt) less its financial assets (including cash and investments).

Net financial liabilities are estimated at $65.5 billion in June 2012 and are expected to decrease to $59.5 billion in June 2016. The improvement in net financial liabilities reflects changes in the valuation of superannuation liabilities in accordance with accounting standards offset by additional borrowings to fund the general government infrastructure investment program. Further details concerning the balance sheet are provided in Chapter 7.

3 - 12	Budget Statement 2012-13

Table 3.5:	General Government Sector Balance Sheet

	June 2011	June 2012		June 2013	June 2014	June 2015	June 2016
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m
ASSETS

Financial Assets
Cash and cash equivalent assets	8,258	3,709	4,335	3,930	4,077	4,160	4,353
Receivables	5,785	5,794	5,819	6,018	5,959	5,819	5,888
Tax equivalent receivables	408	249	503	274	286	225	248
Financial assets at fair value	7,577	8,453	9,281	9,287	10,215	11,054	11,779
Advances paid	891	1,071	1,137	1,198	1,209	1,227	1,262
Deferred tax equivalents	5,363	5,429	4,748	4,929	5,082	5,164	5,266
Equity	—	—
Investments in other public sector entities	84,232	84,534	82,403	82,904	86,930	90,452	93,699
Investment in associates	1,336	1,245	1,371	1,282	1,318	1,347	1,387
Other	—	—	29	29	29	29	29

Total Financial Assets	113,850	110,484	109,627	109,851	115,106	119,476	123,911

Non-financial Assets
Inventories	276	272	268	278	275	275	261
Forestry stock and other biological assets	9	9	9	9	9	9	9
Assets classified as held for sale	248	166	309	188	146	124	94
Investment properties	236	497	225	228	228	228	228
Property plant and equipment
Land and buildings	58,388	60,075	56,778	57,547	58,662	59,304	59,452
Plant and equipment	8,837	9,182	9,227	9,516	9,771	9,688	9,606
Infrastructure systems	60,490	64,637	60,064	64,280	67,473	69,917	72,466
Intangibles	1,425	1,578	1,661	1,808	1,815	1,839	1,835
Other	1,235	1,389	1,454	1,675	1,908	2,146	2,390

Total Non-financial Assets	131,144	137,805	129,994	135,529	140,286	143,530	146,341

Total Assets	244,994	248,289	239,621	245,380	255,392	263,006	270,252

LIABILITIES
Deposits held	1,378	1,211	1,213	1,069	944	836	741
Payables	3,937	3,922	3,964	3,965	4,093	4,068	4,103
Tax equivalent payables	47	—	19	—	—	6	19
Borrowings and derivatives at fair value	21	19	77	80	84	87	91
Borrowings at amortised cost	22,509	22,255	26,599	30,037	34,271	36,437	37,679
Advances received	770	823	756	730	702	683	692
Employee provisions	11,627	11,841	12,239	11,902	11,719	11,763	11,907
Superannuation provisions (a)	32,333	28,870	38,705	31,266	26,660	25,197	24,919
Deferred tax equivalent provision	660	648	671	712	730	773	778
Other provisions	5,878	6,203	6,114	6,211	6,368	6,602	6,857
Other	2,547	2,108	2,373	2,134	2,014	1,923	1,890

Total Liabilities	81,707	77,899	92,731	88,108	87,585	88,375	89,677

NET ASSETS	163,287	170,390	146,890	157,272	167,807	174,631	180,574

NET WORTH
Accumulated funds	30,437	35,920	17,902	26,753	32,222	34,484	36,150
Reserves	132,850	134,470	128,988	130,519	135,585	140,147	144,424

NET WORTH	163,287	170,390	146,890	157,272	167,807	174,631	180,574

OTHER KEY AGGREGATES
Net Debt (b)	7,952	11,074	13,892	17,502	20,499	21,603	21,808
Net Financial Liabilities	52,089	51,949	65,507	61,161	59,409	59,351	59,465

(a)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.
(b)	Net debt comprises the sum of deposits held, advances received and borrowing, minus the sum of cash deposits, advances paid, and financial assets at fair value.

Budget Statement 2012-13	3 -13

3.7 Cash Flow

The general government sector is expected to incur a cash deficit of $4 billion in 2012-13, an improvement of more than $2 billion from the forecast 2011-12 deficit of $6.1 billion which was impacted by the transfer of the electricity transaction proceeds to State Super.

After 2012-13, the cash result is expected to strengthen to a deficit of $506 million in 2015-16, driven by an underlying improvement in the Budget position consistent with expenditure restraint.

The cash outcomes broadly mirror the growth in net debt, although net debt is also affected by unrealised valuation gains and losses on certain financial instruments.

Table 3.6 provides cash flow estimates for the general government sector.

3 - 14	Budget Statement 2012-13

Table 3.6:	General Government Sector Cash Flow Statement

	2010-11	2011-12		2012-13	2013-14	2014-15	2015-16
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Taxes received	20,523	20,813	20,683	22,103	23,228	24,698	26,300
Receipts from sales of goods and services	5,378	4,995	5,096	5,270	5,515	5,758	6,005
Grants and subsidies received	25,429	27,056	26,476	25,516	26,882	27,487	28,525
Interest receipts	464	539	567	370	372	363	358
Dividends and income tax equivalents	2,058	2,022	1,992	2,353	2,364	2,269	2,064
Other Receipts	5,294	6,019	5,875	5,980	6,280	6,555	6,804

Total Operating Receipts	59,146	61,443	60,689	61,592	64,640	67,129	70,055

Cash Payments for Operating Activities
Payments for employees	(23,541)	(25,586)	(25,356)	(26,573)	(26,700)	(27,237)	(28,035)
Payments for superannuation	(2,988)	(3,087)	(6,948)	(3,157)	(3,346)	(3,565)	(3,845)
Payments for goods and services	(13,508)	(15,288)	(15,306)	(15,758)	(16,302)	(16,512)	(17,627)
Grants and subsidies paid	(9,620)	(10,092)	(9,378)	(9,888)	(10,038)	(10,556)	(10,679)
Interest paid	(1,230)	(1,471)	(1,440)	(1,576)	(1,836)	(2,026)	(2,079)
Other payments	(3,076)	(3,127)	(3,030)	(2,922)	(2,920)	(2,921)	(2,931)
Total Operating Payments	(53,963)	(58,651)	(61,458)	(59,875)	(61,141)	(62,818)	(65,196)

Net Cash Flows from Operating Activities	5,183	2,792	(769)	1,717	3,499	4,310	4,859

Net Cash Flows from Investments in Non-Financial Assets
Sales of non-financial assets	271	646	505	520	520	533	411
Purchases of non-financial assets	(6,489)	(6,636)	(5,841)	(6,265)	(6,687)	(6,179)	(5,776)

Net Cash Flows from Investments in Non-Financial Assets	(6,218)	(5,990)	(5,336)	(5,744)	(6,167)	(5,646)	(5,365)

Cash Flows from Investments in Financial Assets for Policy Purposes
Receipts	3,773	276	531	271	232	206	215
Payments	(158)	(342)	(365)	(181)	(117)	(87)	(129)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	3,615	(66)	166	91	115	119	86
Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts from sale/maturity of investments	739	16	243	1,271	19	81	210
Payments for purchases of investments	(964)	(696)	(1,770)	(770)	(478)	(444)	(420)

	(225)	(680)	(1,527)	501	(459)	(363)	(210)
Net Cash Flows from Investments in Financial Assets for Liquidity Purposes

Cash Flows from Financing Activities
Advances received	—	80	15	—	2	11	32
Advances repaid	(53)	(54)	(54)	(52)	(53)	(55)	(49)
Proceeds from borrowings	3,375	3,684	4,261	3,775	3,930	2,512	1,564
Repayments of borrowings	(1,820)	(4,196)	(467)	(516)	(535)	(589)	(570)
Deposits received (net)	1,362	(169)	(166)	(146)	(127)	(109)	(96)
Other financing (net)	(36)	—	1	—	—	—	—
Net Cash Flows from Financing Activities	2,828	(654)	3,590	3,061	3,217	1,771	881

Net Increase/(Decrease) in Cash held	5,183	(4,598)	(3,876)	(375)	206	191	251

Derivation of the Cash Result
Net cash flows from operating activities	5,183	2,792	(769)	1,717	3,499	4,310	4,859
Net Cash Flows from Investments in Non-Financial Assets	(6,218)	(5,990)	(5,336)	(5,744)	(6,167)	(5,646)	(5,365)

Cash Surplus/(Deficit)	(1,035)	(3,198)	(6,105)	(4,027)	(2,667)	(1,336)	(506)

Budget Statement 2012-13	3 - 15

3.8 Budget Risks

The annual Budget is framed around government policy and priorities as well as economic and other parameters for the short and medium term. Any differences between the underlying assumptions and actual outcomes represent a risk that may vary anticipated Budget estimates. The risks may be policy or parameter driven and include unforeseen events such as natural disasters.

Economic Conditions

Risks to the economic outlook are discussed in section 4 of Chapter 2.

Labour Costs

Wages Growth

Employee-related costs are the largest component of expenses. In 2012-13, employee-related costs, including superannuation, are budgeted at 48 per cent of total general government expenses. Employee-related costs rise if wages rise, numbers employed rise or the average grading of employees increases.

In June 2011, the Government issued the NSW Public Sector Wages Policy 2011. The Policy requires that increases in remuneration of more than 2.5 per cent must be fully offset by employee related cost savings. This should mitigate the risk of unplanned wages growth along with increased focus the expenditure limits on labour costs.

Labour Cap

The 2012-13 Budget includes the introduction of a whole-of-government Labour Expense Cap. The cap will limit employee related and contractor expenses which accounts for almost half of all expenditure. The cap will reduce the rate of growth and avoid additional labour costs of around $2.2 billion over the forward estimates period, which equates to around 1.2 per cent per annum.

Efficiency Dividends and Cost Reductions

Since 2005-06, agencies have been required to deliver annual efficiency dividends. These have generally been set at 1 per cent of controllable agency expenses. The 2009-10 Budget increased these to 1.5 per cent in 2011-12 and 2012-13. The 2010-11 Budget extended the efficiency dividends to 2013-14 at a rate of 1 per cent. These savings have previously been allocated to agencies.

3 - 16	Budget Statement 2012-13

This Budget includes in the forward estimates provisions for savings from program and procurement reviews, employee related costs and the extension of efficiency dividends to 2015-16.

The Government also established in the last Budget a program of reforms to support a much stronger culture of Budget compliance in the NSW Public Sector. This includes:

•	implementing an enhanced financial management framework for government agencies

•	carrying out an expenditure and management audit to examine public sector management and service delivery issues

•	introducing new agency structure under which various agencies were arranged into nine portfolio clusters headed by a principal department and

•	putting in place performance based contracts for Directors- General agreed with the Premier.

The implementation of these reforms has allowed the Government to reduce provisions for risks, including maintaining the annual Treasurer’s Advance at the lower amount of $150 million.

Sensitivity of the Budget to Economic Parameters

Table 3.7 shows the sensitivity of Budget expenses and revenues to variations in economic parameters.

The table gives a ‘rule of thumb’ measure of the direct impact on the Budget of a change in a given parameter. In each case, the analysis presents the estimated effects of a change in one economic variable, and does not capture the links between economic variables that characterise changes in the economy. The table excludes possible policy responses. Changes are assumed to be uniform across the general government sector and across the Budget year.

Revenues are sensitive to base changes such as the value and volume of property transactions and motor vehicle sales, employment and earnings, profits of public enterprises, investment returns and household consumption (and its influence on GST revenue).

Budget Statement 2012-13	3 - 17

The main State taxes – payroll tax and transfer duty - are sensitive to economic factors. Employment levels and wage rates affect payroll tax collections. Transfer duty revenue depends on property market activity, with dwelling transactions accounting for about three-quarters of revenue.2 Many factors, including monetary policy, Australian Government tax arrangements, unemployment and trends in alternative asset markets, contribute to fluctuations in property turnover.

Expenses are less sensitive than revenues to economic parameters. Expenses are significantly affected by public sector wage outcomes and, to a lesser extent, by changes in the prices of goods and services purchased by Government. Lower levels of general government net debt reduce the budget’s exposure to interest rate fluctuations. The maturity profile of the State’s debt portfolio limits the immediate impact of interest rate rises.

The critical factor in managing net financial liabilities within sustainable levels is constraining expenses within planned levels.

Net financial liabilities can be affected by accounting adjustments and operating results. Under AASB 119 Employee Benefits, which applies from 2013-14, superannuation liabilities are recalculated at the end of each year using a market-determined discount rate. This can lead to significant fluctuations in the general government sector’s unfunded liability position.

[2]

Non-residential property transactions have far greater variation in size and timing than dwelling transactions. Due to this lumpiness in non-residential transactions, Table E.1 provides estimates only for the dwellings component.

3 - 18	Budget Statement 2012-13

Table 3.7:	Sensitivity of Fiscal Aggregates to Changes in Economic Parameters, 2012-13

Effect of a one per cent increase, unless otherwise indicated
Parameter	Effect on the 2012-13 Budget Result ($m) (a)
A. Factors affecting tax revenue

Dwelling sales (price or volume)	36
Motor vehicle sales	4
Private sector employment	88
Private sector wages	85
Household disposable income	14

B. Factors affecting grant revenue

Household consumption (b)	147

C. Factors affecting expenses

Public sector employee-related expenses	(265)
Prices of goods and services	(142)
Interest rates (c), (d)	4

Effect on 30 June 2013 Net Financial Liabilities ($m) (e)

D. Factors affecting Superannuation Liabilities

Public sector wages and salaries	(170)
Sydney CPI	(350)
Investment return (c)	230
Discount rate (c)	5,600

(a)	A positive effect (e.g. from increased dwelling sales) improves the Budget result, while a negative effect (e.g. from increased public sector wages) weakens the Budget result.
(b)	Estimated GST receipts are $14.8 billion for 2012-13.
(c)	Effect of a one percentage point increase in the indicated factor (discount rate, interest rate or rate of return). Note that this effect is not constant and fall progressively as interest rates rise.
(d)	Excluding the impact of actuarial adjustment to net financial liabilities (NFL).
(e)	A positive effect (e.g. improved investment returns) reduces NFL (improves the financial position), while a negative effect (e.g. higher public sector wages) increases NFL (weakens the financial position).

Budget Statement 2012-13	3 - 19

Chapter 4:	General Government Expenses

•	The Government continues to deliver on its commitment to reduce growth in general government expenses:

•	the growth rate for 2011-12 has been revised downwards to 5.3 per cent compared to the originally budgeted growth rate of 7.1 per cent

•	average annual expense growth over the four years to 2015-16 is estimated at 3.3 per cent, compared to 3.9 per cent per annum revenue growth over the same period.

•	Expense growth in 2011-12 was slowed by a range of savings measures including:

•	a tighter financial management and accountability framework announced in the 2011-12 Budget

•	implementation of the Government’s wages policy and excess employees policy

•	delivery of planned efficiency dividends and procurement savings, supported by enhanced monitoring by the Fiscal Effectiveness Office in Treasury

•	specific reforms such as closing surplus correctional facilities, restructuring transport agencies and the police death and disability scheme.

•	The 2012-13 Budget builds on this expense restraint with new whole-of-government measures including:

•	a labour expense cap delivering $2.2 billion over four years

•	a cap on annual leave accruals delivering $220 million over three years.

•

Over the five years to 2015-16 the Government’s total cumulative savings are $13.6 billion (incorporating the savings announced last Budget, their impact in 2015-16 and new measures announced in this Budget).

•	Total general government sector expenses are budgeted to be $60.6 billion in 2012-13.

•	The key priorities for expenditure in the 2012-13 Budget include:

•	development of productive infrastructure such as transport upgrades and hospital redevelopments

•	major reform to housing planning and stimulation of housing supply

•	continued delivery of election commitments to deliver high quality and responsive services in health, education and transport

•	provision of support and opportunities to the most vulnerable members of the community.

Budget Statement 2012-13	4 - 1

4.1 Introduction

Managing expenses remains the Government’s key focus, with the deterioration in GST revenue intensifying this effort. Three major reforms will constrain government expenses:

•	better financial management

•	slower growth in employee expenses

•	more efficient and effective public services.

Chart 4.1 shows the forward estimates in the last four budgets and this year’s Budget.

The successive ramping up of expenses in each budget between 2008-09 and 2010-11 was significantly muted in 2011-12. This Budget goes further and the level of the forward estimates expenditure is lower than announced in the last two Budgets.

Chart 4.1:	Forward Estimates in the 2008-09 to 2012-13 Budgets

Lower expense growth will be achieved in this Budget through:

•	a labour expense cap

•	a managed reduction of annual leave balances

•	specific agency savings measures

•	whole-of-government savings measures including recouping of merchant fees on credit cards

•	mandating the use of the Treasury Management Fund (TMF) for insurance.

4 - 2	Budget Statement 2012-13

In addition, the improvements in financial management, employee expense control and efficiency and effectiveness of expenditure introduced in the 2011-12 Budget will have an ongoing impact. These included:

•	a new accountability framework for public sector financial management with increased budget accountability at cluster and agency level

•	strengthening of the Government’s wages policy reforms to better manage wage increases, and an improved policy to manage excess employees.

That the Government’s expense strategy is achieving results is demonstrated by the growth in general government expenses in 2011-12 being almost two percentage points lower than forecast in last year’s budget. Chart 4.2 shows that actual expenses exceeded budgeted expenses between 2004-05 and 2009-10. In 2010-11 and again in 2011-12 the government has delivered actual expenses below budgeted expenses in line with its policy of fiscal sustainability. Prior to 2010-11, the last time actual expenses were less than Budget expenses was in 1995-96.

Chart 4.2:	Total Expenses – Budget Versus Actual 2004-05 to 2011-12

(a)	2011-12 compares Budget with the latest projection.

4.2 2012-13 Budget Priorities

The 2012-13 Budget delivers high quality programs, services and infrastructure for the citizens of New South Wales while maintaining fiscal responsibility. Despite constrained budget revenue, management of expenses means that the Government can fund four key policy priorities: development of productive infrastructure, a housing acceleration package, support and opportunities for vulnerable community members, and high quality health, justice, education and transport services.

Budget Statement 2012-13	4 - 3

Developing Productive Infrastructure

The Government provides and maintains infrastructure that underpins the State’s economic growth and essential services. An independent body, Infrastructure NSW (INSW), has been established to provide expert advice and is developing a 20-year State Infrastructure Strategy. Long term regional plans for Sydney and strategic regional plans are also being developed. State infrastructure spending is projected to total $61.8 billion over the four years to 2015-16. This includes spending on hospitals, roads (including upgrading the Pacific Highway), housing, and the North West and South West Rail Links.

Increasing Housing Supply

The Government has commenced long term reforms to increase the supply of housing in New South Wales. The Building the State Package (set out in Chapter 1) focuses on supply side housing initiatives. The Package includes incentive schemes such as the First Home Owner Grants for new houses. This Budget provides $561 million additional funding that will stimulate housing supply. The Government is also implementing other initiatives to support delivery of housing in Sydney and across New South Wales. They include rezoning projects, Landcom releasing 10,000 lots in Western Sydney, establishing an Affordable Housing Taskforce and a new Growth Entity that will help release more land into the market more quickly.

Supporting the Vulnerable

The Government is committed to supporting the most vulnerable in our community. Over the four years to 2015-16, more than $700 million in new funding will maximise the potential of the most vulnerable in our society. Key initiatives that support vulnerable people span several policy areas and are outlined in Box 4.1.

4 - 4	Budget Statement 2012-13

Box 4.1:	Supporting the Vulnerable

Key initiatives in the 2012-13 Budget that are designed to provide opportunities for vulnerable people are:

Better mental health services – includes the establishment on 1 July 2012 of the NSW Mental Health Commission to improve accountability for mental health funds ($40 million over four years to 2015-16); enhanced mental health services at a number of new and expanded facilities such as the Prince of Wales Psychiatric Emergency Care Centre and the Mental Health Intensive Care Unit at the Nepean Hospital as well as at the Orange Hospital – ($65.6 million over the four years to 2015-16); building the new Missenden Mental Health Unit at Royal Prince Alfred Hospital (an additional $27 million over the four years to 2015-16).

Support for people with disabilities – includes $212 million growth in funding in 2012-13 as part of the second phase of the Stronger Together reforms, delivering an additional 9,125 places for people with disabilities; additional funding for cochlear implants in children ($4 million over the four years to 2015-16); integration of disabled students into mainstream classes in Government schools (an additional $23.5 million over the four years to 2015-16); and enhancements to the Assisted School Transport Scheme, which assists students with a disability requiring transport to and from school ($191 million in new funding over the four years to 2015-16).

Social housing and support for homelessness – the Budget includes $134 million in 2012-13 for specialist homelessness services to 65,400 people, including crisis and transitional support and practical assistance to help break the cycle of repeat homelessness. There will be $50.4 million in 2012-13 for piloted services initiatives under the National Partnership Agreement on Homelessness, including $13.3 million for new accommodation places under the A Place to Call Home initiative. There is $131 million in 2012-13 for the Aboriginal Housing Office including $30 million to deliver 65 new dwellings, and $34.5 million to repair and maintain dwellings in the Aboriginal community housing sector and to reform and strengthen the sector under the NSW Build and Grow Strategy.

Supporting communities with natural disaster relief – includes a Strategic Disaster Readiness package for the State Emergency Service (SES) to improve emergency responsiveness and volunteer support ($96 million additional funding over the four years to 2015-16); and an additional $170 million in 2012-13 to assist individuals, small businesses, local government and primary producers for recovery efforts in New South Wales communities following recent widespread flooding.

Cost of Living Assistance – On 1 July 2012, the Low Income Household Rebate will increase from $200 to $215. In addition, the Government will introduce the Family Energy Rebate of $75 per eligible customer, rising to $150 per eligible customer by 1 July 2014 at a cost of $83 million over the four years to 2015-16. Other energy assistance measures such as the Energy Accounts Payment Assistance Scheme take total energy assistance in 2012-13 to over $210 million.

Budget Statement 2012-13	4 - 5

Returning Quality Service Delivery

The Government is continuing to improve the quality and delivery of services particularly in health, education and transport. This includes placing customer service at the centre of service provision. Sector wide goals have been established, which include targets for travel times and improvement in customer satisfaction. Service integration is occurring under the leadership of new entities such as Transport for NSW. Further details of how quality service is being returned in each policy area, are outlined in Section 4.5 Government Policy Priorities.

The 2012-13 Budget provides for an additional 500 nurses, $26 million for the Government’s Literacy and Numeracy Action Plan and an additional 220 police. Another 269 buses, including 69 additional buses to meet patronage growth, will be delivered, $1.5 billion provided to complete the Pacific Highway Upgrade, and important projects such as the M5 widening, North West Rail Link and Inner West Light Rail Extension will be progressed.

Continuing Expense Management

In this Budget the Government has committed to additional savings measures of $2.4 billion between 2012-13 and 2015-16. This reflects two major measures:

•

A labour expense cap to deliver approximately $2.2 billion in savings over four years (excluding the Government election commitments relating to teachers in schools, practicing nurses and sworn police officers). The cap will limit growth in employee-related and contractor expenses. Under the labour expense cap policy, agency Directors-General will determine how employee-related savings will be made within their workforce (see Box 1.1 in Chapter 1 - Labour Expense Cap)

•

A managed reduction in public sector annual leave balances to a maximum of 40 days per employee by 30 June 2013, 35 days per employee by 30 June 2014, and 30 days per employee by 30 June 2015 ($220 million over three years).

Table 4.1 shows total savings between 2011-12 and 2015-16 from Government savings commitments in the 2011-12 and 2012-13 budgets.

4 - 6	Budget Statement 2012-13

Table 4.1:	Savings Measures

	2011-12	2012-13	2013-14	2014-15	2015-16	Five year
	Revised	Budget	Forward Estimates			total
	$m	$m	$m	$m	$m	$m
2011-12 commitments
Efficiency dividends	426	1,065	1,841	2,395	2,581	8,308
Procurement reform	72	199	331	413	413	1,428
Program savings	0	154	335	367	387	1,243
Other (a)	44	49	51	52	52	248
Sub-total	542	1,467	2,558	3,227	3,433	11,227
2012-13 commitments
Labour expense cap	0	220	440	660	880	2,200
Annual leave cap	0	50	85	85	0	220
Sub-total	0	270	525	745	880	2,420
Total savings measures	542	1,737	3,083	3,972	4,313	13,647

(a)	Other includes small scale savings initiatives such as the recoupment of Merchant Fees

4.3 2011-12 Budget Achievements

The 2011-12 Budget outlined measures to deliver almost $8 billion in efficiency and other savings over four years. Extending these policies into 2015-16 delivers a further $3.4 billion of savings in that year. This means that total savings from 2011-12 Government commitments are $11.2 billion over five years (as shown in Table 4.1).

In this Budget, the Government has committed to an additional $2.4 billion in savings. Cumulative savings over the five years to 2015-16 total $13.6 billion.

The Government has not only successfully delivered its 2011-12 savings target. It has also managed to bring 2011-12 expenses almost 2 percentage points lower than in the 2011-12 Budget. Savings initiatives totalling $542 million have been achieved in 2011-12 including:

•	$426 million in efficiency dividends achieved through all agencies including:

•

A new integrated transport authority, TfNSW. This was created for the purpose of strategic and coordinated cross-modal planning, for both public and private transport. This means agencies such as the State Transit Authority and the newly established Roads and Maritime Service, Sydney Trains and NSW Trains, can focus on delivering services. This separation of roles and agency consolidation has resulted in more efficient and streamlined transport management

•

Closure of Correctional Centres at Parramatta, Kirkconnell and Berrima, reflecting falls in the custodial population. A broader prison reform process is taking place to improve services and efficiency, including examining the potential for greater contestability in the provision of corrective services.

Budget Statement 2012-13	4 - 7

•

Efficiency and service improvement strategies implemented by NSW Health at the statewide, Local Health District and hospital levels. These include the Medical Assessment Unit and Connecting Care (Severe Chronic Disease Management) models of care to better manage patients with complex and chronic conditions and reduce lengths of stay.

•	$72 million in procurement savings from improved purchasing strategies.

Strategies to deliver savings over the forward estimates include:

•

Efficiency dividends ($8.3 billion over five years) – the efficiency initiatives in Table 4.1 will continue to yield savings over the forward estimates. As part of the Government’s commitment under NSW 2021 periodic expenditure reviews of all agencies will be conducted on a rolling basis.

•

Procurement ($1.4 billion over five years) – continued whole-of-government reviews will in part support procurement savings. Completed whole-of-government reviews which have started to deliver savings include:

•	ICT State Contracts Review – which leverages the aggregate buying power of Government through State Contract

•	Telecommunications Review – enables agencies to enhance the value-for-money obtained from their telecommunications services

•	Fleet Efficiency Review – supports improvements in government fleet efficiency and utilization.

•

Program savings ($1.2 billion over five years) - ineffective, inefficient and non-priority programs will be discontinued from 2012-13. These savings have been identified by agencies, and include recalibrating expenditure on programs with low demand, reducing duplication, more efficient program delivery, and winding back old programs where more effective alternatives are available. Examples include scaling back uncommitted future grants for environmental education, reductions in staff development programs in the Department of Finance and Services, and capping funding available under the Non-Government Schools Building Grants Assistance Scheme at current levels.

•	Enhanced monitoring by the Fiscal Effectiveness Office in Treasury (see Box 4.2)

•

The Premier’s Charter Letters with Ministers require Ministers to fulfil commitments relating to the achievement of budgetary targets and the delivery of the Government’s key policy and service delivery priorities. Similarly, performance contracts for Directors General address key priorities and deliverables for clusters, including budgetary targets with a zero tolerance for budget overrun.

•	Other initiatives ($248 million over five years) - such as the introduction of credit card surcharges to recover the cost of merchant interchange fees.

4 - 8	Budget Statement 2012-13

Box 4.2:	Fiscal Effectiveness Office

The Fiscal Effectiveness Office (FEO) was established in October 2011 to support the effective planning and delivery of savings initiatives across government. These savings include targets set out in Table 4.1.

FEO is working with clusters to help ensure that the savings initiatives are supported by robust plans and good project management. Clusters are reporting to FEO on the progress of their savings initiatives. This gives FEO and the Expenditure Review Committee of Cabinet visibility of the progress of all major savings initiatives across government. Importantly, the reporting framework includes early warning indicators so that corrective actions can be taken before delivery of the savings targets is put at risk.

FEO is rolling out a program management methodology across government with more than 200 staff already trained. FEO is currently working with clusters to document savings plans and the reporting framework will be in place in 2012-13. This will help ensure that targets are being achieved through sustainable savings plans while improved service delivery is maintained.

In 2011-12, the Government commissioned an independent Expenditure and Management Audit to examine public sector management, service delivery and expenses. The Audit’s Interim Report was released in January 2012. The report provided recommendations for New South Wales public sector structure and accountability. Recommendations, which include measures to strengthen financial accountability and discipline, have been accepted by the Government and are being implemented.

A reduction in the allocation to and expenses from the Treasurer’s Advance is an example of improved financial management. This will result in further savings over the forward estimates (see Box 4.3 Treasurer’s Advance).

Budget Statement 2012-13	4 - 9

Box 4.3:	Treasurer’s Advance

The total annual Advance to the Treasurer comprises the recurrent and capital amounts appropriated in the annual Appropriation Act and the replenishment of the Advance reported in the Appropriation (Budget Variations) Act.

Between 2007-08 and 2010-11 the Treasurer’s Advance initial appropriation averaged approximately $400 million per annum. Chart 4.3 shows that actual expenses in 2007-08 to 2009-10 exceeded the initial appropriated amount each year. During these years the Treasurer’s Advance was often used as a means to circumvent Budget restrictions.

In 2011-12 expenses from the Treasurer’s Advance are only $93.5 million, $191.5 million less than the initial appropriated amount of $285 million.

The recurrent allocation to the Treasurer’s Advance was halved in 2011-12 and it remains at this lower level. This supports the framework for Budget compliance and is part of stronger Budget control measures.

Chart 4.3:	Treasurer’s Advance

4.4 Expense Trends

Expenses by Operating Statement Category

General government expenses are expected to be $60.6 billion in 2012-13. This is a growth rate of 3 per cent compared to 2011-12 expenses. Expense growth will average 3.3 per cent in the four years to 2015-16. As shown in Chart 4.4 this is a significant decline from past years’ expenses growth, and reflects Government policies continuing to constrain expense growth.

4 - 10	Budget Statement 2012-13

Chart 4.4:	Four year Average Annual Nominal Growth in Expenses

Expenses by operating statement category are shown in Table 4.2.

Table 4.2:	Summary of Expenses by Operating Statement Category

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Employee-related	24,740	26,167	27,479	29,012	29,088	29,659	30,449	31,466
Other operating	10,959	11,543	12,281	13,237	14,197	14,803	14,913	15,595
Depreciation and amortisation	2,614	2,777	2,818	3,060	3,294	3,530	3,692	3,906
Current grants and subsidies	7,703	7,988	8,905	9,194	9,264	8,654	9,242	9,976
Capital grants	3,044	5,211	2,494	2,224	2,561	3,299	3,449	3,276
Finance	1,469	1,654	1,827	2,060	2,148	2,402	2,609	2,682
Total Expenses	50,530	55,340	55,804	58,788	60,552	62,347	64,353	66,902

4 year rolling average (%)	6.8	8.0	6.2	6.0	4.6	3.0	3.6	3.3

Declining expense growth is primarily due to a slowing in the growth rate of Employee-related expenses.

Chart 4.5 shows the breakdown of expenses by Operating Statement Category. As in previous years, Employee-related expenses account for almost half of total expenses (48 per cent). This is followed by Other Operating (24 per cent); Current Grants and Subsidies (15 per cent); Depreciation and Amortisation (5 per cent); Capital Grants (4 per cent); and Finance Expenses (4 per cent).

Budget Statement 2012-13	4 - 11

Chart 4.5:	Composition of Total Expenses 2012-13: by type

Total general government expenses in 2011-12 have been revised downwards to $58.8 billion, which is approximately $0.9 billion less than the previous budget estimate of $59.7 billion. This is mainly attributable to Employee-related expenses and Current grants, which are significantly less in this Budget relative to last year’s Budget.

As shown in Table 4.3 the ratio of expenses to nominal GSP is expected to decline from 12.8 per cent in 2011-12 to 12 per cent by 2015-16. In 2011-12 the State’s expenses as a proportion of nominal GSP (12.8 per cent) is less than Victoria (approximately 14 per cent in 2011-12) and Queensland (approximately 12.9 per cent over the four years to 2009-10).1

Table 4.3:	Expenses as a Proportion of GSP

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Total expenses ($m)	50,530	55,340	55,804	58,788	60,552	62,347	64,353	66,902
Per cent of GSP (nominal) (%)	12.9	13.5	12.7	12.8	12.6	12.3	12.1	12.0

[1]	Victoria Budget Paper (2012-13) No. 2, p. 6; Queensland State Budget (2005-06 to 2009-10) No. 2

Note: four-year average to 2009-10 has been used because of natural disasters in Queensland.

4 - 12	Budget Statement 2012-13

Employee Expenses

In 2012-13 Employee expenses (excluding superannuation) were 44 per cent of total expenses. As Table 4.4 shows, Employee expenses (excluding superannuation) will continue to increase but at a much slower rate over the forward estimates. The growth rate of Employee expenses will slow from an average of 6 per cent per annum over the previous four years to an average of 2.2 per cent per annum over the forward estimates period.

Table 4.4:	Employee expenses

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward estimates

Employee expenses (ex. super) ($m)	22,078	23,094	24,434	25,858	26,541	26,800	27,348	28,155
4-year average growth (%)	6.6	6.3	6.7	6.0	4.7	3.8	2.9	2.2

In 2011-12 Employee expenses increased by 5.8 per cent compared to last year, which is almost one percentage point less than projected in last year’s Budget.

Managing Employee expenses is a major challenge as many services, such as education, health care and policing are labour intensive. Over the last ten years, Employee expenses have increased by an average of more than 6 per cent per annum and have been the largest driver of expense growth.

The underlying growth in employee-related expenses is driven by three key factors:

•	wages growth (the price of labour) – increases in rates of pay and benefits

•	workforce size (the quantity of labour) – growth in absolute employee numbers

•	workforce distribution (the mix of price and quantity) – increasing proportions of staff at higher grade levels.

Employee expenses will be constrained over the forward estimates by the 2012-13 Budget commitment to cap labour expenses. This will complement the ongoing savings from the Government’s 2011-12 Budget commitments, such as the Government’s revised wages policy and Managing Excess Employees Policy, which allows agencies to effectively manage excess employees.

The 2012-13 Budget introduces a whole-of-government Labour Expense Cap which will reduce the rate of growth in employee and contractor expenses and avoid additional costs of around $2.2 billion over the budget and forward estimates period. The cap exempts areas where staffing commitments have already been made, namely teachers in schools, sworn police officers and nurses in hospitals (see Box 1.1 in Chapter 1 - Labour Expense Cap).

Budget Statement 2012-13	4 - 13

Wages Policy Reform

The Government’s NSW Public Sector Wages Policy 20112 provides for wage increases of 2.5 per cent per annum, with increases above this amount funded by employee- cost savings. This recognises the previous Government’s failure to achieve sufficient savings to fully offset wage increases above 2.5 per cent. Chart 4.6 shows that since March 2003 public sector employees in New South Wales received wage increases above the New South Wales private sector and above the comparable states of Victoria and Queensland. Since March 2003 public sector wages have had real increases of 14.6 per cent. New South Wales public sector nominal wage growth has exceeded the New South Wales private sector by 5.4 per cent and the public sector in the rest of Australia by 1.4 per cent3.

Consequently the 2011 policy requires:

•	any wage increases above 2.5 per cent per annum to be paid only after employee-related cost savings have been achieved

•	the Industrial Relations Commission to give effect to the Government’s policy.

Since the reform of the wages policy, the majority of wage outcomes have yielded increases of 2.5 per cent. While a number of large employee groups are yet to renegotiate wage agreements under the new policy there has already has been a slowing of growth in rates of pay from a historical average of 4.1 per cent4 to 3.2 per cent currently.5

[2]	NSW Public Sector Wages Policy 2011 [M2012-04]
[3]	Australian Bureau of Statistics (2012) Labour Price Index (unpublished) (March 2003 to March 2012)
[4]	Australian Bureau of Statistics, Labour Price Index, NSW Public Sector (state/local)(unpublished), March 2003 to March 2012
[5]	ABS, Labour Price Index, NSW Public Sector Series (state/local)(unpublished), change from the same quarter year prior, March 2012.

4 - 14	Budget Statement 2012-13

Chart 4.6:	Comparison of Real Wage Increases in Public and Private Sectors

Managing Excess Employees

The Managing Excess Employees Policy ends the previous ‘no forced redundancies’ approach by explicitly enabling employees to be retrenched where redeployment options are unsuccessful after three months.

The changes to the public sector workforce were announced in the 2011-12 Budget with 5,000 voluntary redundancies over the forward estimates period. As at end April 2012, 1,282 redundancies have occurred, with an additional 750 announced in TfNSW. The number of excess employees has also been reduced from 365 in June 2011 to 88 in March 2012.

Other Operating Expenses

Other Operating expenses are the non-labour costs of providing goods and services and include repairs and maintenance, consultancies, contractors, electricity, communications and marketing.

Over the four years to 2010-11 the growth in Other Operating expenses averaged 6.8 per cent per annum. In 2011-12 Other Operating expenses were in line with the previous Budget estimate of $13.3 billion.

Budget Statement 2012-13	4 - 15

In 2012-13 Other Operating expense is expected to grow by 7.3 per cent to $14.2 billion. Factors contributing to this high expense growth include:

•	additional National Partnership Payments in education and school maintenance works

•	National Health reforms, including the treatment of cross border payments and growth in Health funding

•	higher natural disaster estimates

•	an increase in the Low Income Household Rebate associated with a higher rebate and an expected higher take-up rate in 2012-13

•	commencement of the Family Energy Rebate on 1 July 2012.

The savings measures listed in Table 4.1 include measures that reduce the rate of growth in Other Operating expenses over the forward estimates.

Current and Capital Grants

Current Grants includes grants and subsidies to the community (such as schools, hospitals and local governments), non-government organisations and personal payments.

Capital Grants are transfers to Public Trading Enterprises (PTEs), local governments, not-for-profit organisations and other non-government entities for capital purposes. Capital Grants expenses vary from year-to-year depending on infrastructure activity.

Over the four years to 2010-11 the growth in Current Grants averaged 7.7 per cent per annum. Revised Current Grants expenses in 2011-12 are $9.2 billion, $445 million less than the previous Budget estimate, reflecting:

•	lower payments under the Solar Bonus Scheme due to fewer connections and adverse weather conditions

•	reduced expenses on the Productivity Places Program National Partnership, due to funds held back as a result of higher completion rates for multiple year courses

•	reduced expenses on Universal Access to Early Education National Partnership due to delayed finalisation of funding arrangements across service providers

In 2012-13 Current Grants are expected to grow by 0.8 per cent to $9.3 billion.

The slowdown in expense growth in 2012-13 is mainly due to:

•

a new arrangement for home and community care services. The Australian Government is directly paying for people aged 65 years and over (50 years and over for Aboriginal and Torres Strait Islander people), rather than making payments through grants from the States and Territories.

4 - 16	Budget Statement 2012-13

•	reduction in grants to Transport for NSW due to:

•	efficiency improvements

•	the reclassification of Country Rail Infrastructure Authority (CRIA) as a general government agency (offset by an increase in Other Operating expense)

•	Sydney Bus Contract now part of private operators (partially offset by an increase in Other Operating expense)

•	the light rail being built by the Government rather than the private sector.

Revised Capital Grants expenses in 2011-12 are $2.2 billion, $297 million less than the previous Budget estimate. Factors contributing to this revision downwards include:

•	the restructure of the housing portfolio, which results in a different split of expenditure between the general government and PTE sectors

•	delays in the construction of the Orange Pipeline

•	reassessment of Aboriginal Land Council claims in 2011-12. Timing of claims processing can vary accordingly to the complexity of investigations and the extent of stakeholder consultation required.

In 2012-13 Capital Grants are expected to be $2.6 billion. Over the forward estimates, growth in Capital Grants will be driven primarily by grants to Rail Corporation to deliver improved infrastructure such as the North West Rail Link (NWRL) and South West Rail Link (SWRL).

Depreciation and Amortisation

Depreciation and Amortisation expense is an estimate of the consumption of government assets through normal usage, wear and tear and obsolescence. Growth in this expense category primarily reflects asset revaluations and the size of the State’s capital program.

Over the four years to 2010-11 growth in Depreciation and Amortisation expense averaged 5.1 per cent per annum. In 2011-12 expenses were $3.1 billion, which was in line with the previous Budget estimate.

Over the forward estimates Depreciation and Amortisation expense is expected to grow by an average of 6.3 per cent per annum. This increase in growth is primarily due to the State increasing its asset base through, for example, the construction of new infrastructure.

Budget Statement 2012-13	4 - 17

Finance

Finance expense comprises mainly interest paid on borrowings to acquire capital assets and infrastructure. Over the four years to 2010-11 the growth in Finance expense averaged 9.8 per cent per annum. Finance expense in 2011-12 was in line with the previous Budget estimate of $2.1 billion.

In 2012-13 Finance expense is expected to remain stable at $2.1 billion. The growth rate of Finance expenses is expected fall to an average of 6.8 per cent per annum over the four years to 2015-16.

4.5 Government Policy Priorities

Funding for policy areas in 2012-13 according to Government Finance Statistics (GFS) are shown in Chart 4.7. GFS categories align with a government function rather than a specific agency.

The five largest areas of expense are Health (27 per cent of total expenses), Education (22 per cent), Transport and Communications (11 per cent), Public Order and Safety (11 per cent), and Social Security and Welfare (8 per cent). These five functions account for approximately 80 per cent of expenses, with Health and Education almost half of total expenses.

Chart 4.7:	Composition of Total Expenses 2012-13: by policy area

Note: The ‘Other’ category contains Recreation and Culture, Fuel and Energy, Agriculture, Forestry, Fishing and Hunting, Mining, Manufacturing and Construction, and Other Economic Affairs.

4 - 18	Budget Statement 2012-13

Health Expenses

The health policy area includes the activities of NSW Health, the Cancer Institute NSW, the Health Care Complaints Commission and the Mental Health Commission. The services provided by these agencies protect the health and safety of the public by managing and regulating the New South Wales public health care system.

The Health goals in NSW 2021 are to:

•	keep people healthy and out of hospital

•	provide world class clinical services with timely access and effective infrastructure.

Budget expenses in the Health sector in 2012-13 are $16.5 billion. Expense increases are driven by the demands of a growing and ageing population, rising community expectations, new technology and the Government’s commitment to increase frontline staff and services.

Over the four years to 2012-13 health sector expenses grew at an average annual rate of 5.7 per cent (after adjusting for long service leave expense transferred to the Crown on 31 December 2010). This is lower than growth in the previous four years to 2009-10 due to strategies including the Government’s wages policy, ongoing efficiency measures, the introduction of Activity Based Funding as part of the national health reforms and a new funding and purchasing framework to manage performance under NSW Health’s devolved governance arrangements. NSW Health participated in an agency review during 2011-12, which examined opportunities for more efficient and better care over the forward estimates.

NSW Health has improved health services while slowing the rate of expenditure growth. Compared to other states and territories, New South Wales has the highest proportion of patients seen within:

•	national benchmarks for Emergency Department waiting times in 2010-11 at 76 per cent

•	recommended waiting times for elective surgery, with 91 per cent of patients treated within recommended times over the six months to December 2010.

A key risk to the service delivery over the forward estimates is the terminating National Partnership Agreements. The Australian Government has not committed to ongoing funding for the additional services New South Wales provides under these Agreements. Non-renewal of these Agreements, which fund services worth $388 million per annum, means that services funded by National Partnership Agreements will have to be wound back.

Budget Statement 2012-13	4 - 19

The national health funding reforms agreed through the Council of Australian Governments (COAG) in August 2011 come into effect from 1 July 2012, including Activity Based Funding for all admitted acute services, emergency department services and non-admitted patient services. There will be no additional Australian Government funding linked to activity growth in 2012-13 and 2013-14. From 2014-15, however, the Australian Government will fund 45 per cent of the efficient cost of growth in activity, rising to 50 per cent from 2017-18.

New governance structures have been implemented in 2011-12 to increase devolution of decision making and accountability at Local Health Districts (LHD). These devolved structures support an effective, patient-centred public health care system. Over 8,000 staff in Clinical Support Clusters have been devolved to Health Districts and the size of the Ministry of Health has been reduced, with staff and functions transferred to the Clinical Excellence Commission, the Agency for Clinical Innovation and the Bureau of Health Information.

This Budget includes funding to implement the Government’s election commitment to increase the nursing workforce to improve hospital access and quality of care. The Government is also funding more preventative health and chronic care services. Key health initiatives in the 2012-13 Budget are:

•

increased hospital service capacity with a 2.6 per cent increase in acute inpatient weighted separations, a 2 per cent increase in emergency department weighted attendances and a 2 per cent increase in acute overnight mental health separations

•	500 more nurses at hospitals throughout the State

•	the establishment of the Mental Health Commission from 1 July 2012 to drive reform and improve outcomes for patients with mental illness

•	increased funding for non-admitted services such as preventative health, ambulance, radiotherapy and medical research.

The budget for the capital works program over the four years from 2012-13 is $4.7 billion. This includes $1 billion of capital expenditure for health sector upgrades and redevelopments in 2012-13, including commencing Blacktown–Mt Druitt Hospital Expansion Stage 1, Hornsby/Ku-ring-gai Hospital Redevelopment Stage 1, Tamworth Hospital Redevelopment Stage 2 and a new South East Regional Hospital at Bega, as well as continuing work on Campbelltown, Liverpool, Nepean and Royal North Shore hospitals.

4 - 20	Budget Statement 2012-13

Education Expenses

Education and training services aim to support all students to reach their full potential at all stages of their education from early childhood to post school learning and development. Services include schools, vocational and workforce training, technical and further education (TAFE) and student support, including school student transport.

The education and training goals in NSW 2021 are to:

•	improve education and learning outcomes for all students

•	strengthen the New South Wales skill base.

Budget expenses in the education sector in 2012-13 are $13.6 billion. This funding delivers services to around 1.7 million students through government schools, TAFE NSW and funding to non-government schools and training providers. Around 65 per cent of expenses are employee related. Between 2011-12 and 2012-13 the proportion of total government expenses spent in Education will increase from 22 to 22.4 per cent.

Between 2010-11 and 2012-13 expenses grew at an average annual rate of 5.6 per cent or $1.4 billion. The most significant initiatives have been the establishment of National Partnerships with the Australian Government. For instance, through state and Australian Government funding, the Smarter Schools National Partnerships provided an additional $380 million in resources to schools over the two years of 2010-11 and 2011-12. The Government’s election commitments around the literacy and numeracy action plan and additional school maintenance works also contribute to expense growth.

A key risk to service delivery is the Australian Government not committing to extend National Partnerships or not providing additional resources in line with the recently released Australian Government Review of School Funding (the Gonski Review).

The above programs that have driven expense growth and major reforms discussed below are all aimed at improving performance in the education sector. New South Wales students perform extremely well compared with other Australian states and territories in the National Assessment Program – Literacy and Numeracy (NAPLAN). New South Wales students have achieved the highest average marks for spelling in every grade in NAPLAN 2009, 2010 and 2011, have the highest proportion of students at or above the national minimum standard in writing in 2010 and 2011 and the highest proportion of students in the top band for numeracy in 2010 and 2011.

Budget Statement 2012-13	4 - 21

The Government is giving school principals much greater authority to make local decisions. Local Schools, Local Decisions is about making sure students are placed at the centre of all decision making. The reforms include greater flexibility around expenditure on school staffing and associated school programs, as well as red tape reductions so teachers can focus on teaching and learning. The reforms create an opportunity to fund schools directly with funding reflecting school complexity as well as student numbers. Schools are free to make more local decisions for purchases up to $5,000.

The Government is implementing its election commitments. The Literacy and Numeracy Action Plan focuses on early intervention for those students most at risk of falling behind in literacy and numeracy. The Public School Upgrade Program and increased maintenance expenditure improves school facilities.

New South Wales is working with the Australian Government to implement a number of new National Partnerships to reform and strengthen the education and training system:

•

The recently announced Skills Reform National Partnership provides $77 million in 2012-13 from the Australian Government to assist in reforming the Vocational Education and Training sector to deliver a productive and highly skilled workforce.

•

The Smarter Schools strategy improves teacher quality, strengthens literacy and numeracy teaching and supports schools serving disadvantaged communities. Around $625 million of New South Wales and Australian Government funding will be spent on the Smarter Schools National Partnerships over the next four years.

•

The More Support for Students with Disabilities National Partnership will provide $48 million across three years to support the New South Wales Government’s implementation of Every Student, Every School, which enhances learning and support for students with a disability.

•	The Empowering Local Schools National Partnership will support the New South Wales Government’s Local Schools, Local Decisions reforms.

Transport and Communication Expenses

Government supported Transport and Communication services have a major impact on quality of life by enabling access to jobs and services. The Government’s role includes the coordination and enhancement of road, water, rail and air transport, subsidisation of transport services, and the maintenance and development of transport infrastructure, including major rail lines and highways.

4 - 22	Budget Statement 2012-13

The Transport goals in NSW 2021 are to:

•	reduce travel times

•	grow patronage on public transport by making it a more attractive choice

•	improve customer experience with transport services

•	improve road safety.

Budget expenses in the Transport and Communication sector for 2012-13 are estimated at $6.8 billion, an increase of 8.3 per cent on 2011-2012 estimated expenses. The major driver of this growth is additional grant funding to public transport providers, particularly Rail Corporation, to improve services and to contribute to new capital infrastructure. This includes funding for new rail lines to the North West and South West of Sydney, track improvements across the network, and new rolling stock to increase the capacity and performance of the network.

During 2011-12, to the end of March, patronage on major public transport services grew by around 2.9 per cent, or 11 million journeys. This trend is projected to continue in 2012-13. Service performance has been maintained despite this growth in patronage:

•	peak on-time performance of CityRail up to March 2012 was 94.3 per cent, above the target of 92 per cent

•	on-time running of Sydney Ferries up to March 2012 was 98.7 per cent, above the target of 98.5 per cent.

Major administrative and operational changes are being implemented in the 2012-13 Budget to improve the performance of the transport sector. These include:

•	the establishment of the State’s first integrated transport authority, Transport for NSW

•	commencing the process to create the State’s first Long Term Transport Master Plan to drive future investment and service planning

•	establishing dedicated project teams for major infrastructure delivery, including the North West Rail Link, South West Rail Link, Inner West Light Rail Extension and Wynyard Walk

•	establishing the Fixing the Trains program, which will see Rail Corporation split into two new customer-focused entities, Sydney Trains and New South Wales Trains

•	implementing the new Transport Access Program, designed to make public transport more accessible

•	implementing a contract with Harbour City Ferries to operate Sydney Ferries from the end of July 2012.

In addition there are several significant infrastructure initiatives that are provided for in the 2012-13 Budget:

•

Committing to fund 20 per cent or approximately $1.5 billion of the additional $7.7 billion cost to complete the upgrade of the entire Pacific Highway by 2016. This funding is in addition to the State’s existing commitment to meet 20 per cent of the costs of the current $4.8 billion upgrade program from 2009 to 2014

Budget Statement 2012-13	4 - 23

•	Funding the delivery of 269 new buses for the metropolitan and outer metropolitan areas in 2012-13, including 69 buses to meet patronage growth

•	Proceeding with a construction contract to deliver the Inner West Light Rail Extension in 2014

•	Proceeding with an arrangement to widen the M5 with work to begin in 2012-13

•	Proceeding with the procurement of the North West Rail Link and the Wynyard Walk connection to Barangaroo.

Public Order and Safety Expenses

Public order and safety includes services provided by the NSW Police Force, the Department of Attorney General and Justice, related justice agencies and the emergency services response agencies.

The Justice goals in NSW 2021 are to:

•	prevent and reduce the level of crime

•	prevent and reduce the level of re-offending

•	improve community confidence in the justice system

•	ensure New South Wales is ready to deal with major emergencies or natural disasters

•	increase opportunities for people to look after their own neighbourhoods and environments.

Over the four years to 2012-13, public order and safety expenses have grown by 5.6 per cent per annum to $6.5 billion. The NSW Police Force has been the major driver of this growth, with expenses increasing by 30 per cent from $2.5 billion in 2008-09 to $3.3 billion in 2012-13. This is due to increases in authorised police strength and the rapid growth in the Police Death and Disability scheme (see Box 4.4). Increases in Corrective Services NSW expenses and higher natural disaster response and recovery expenses also contributed to this high growth.

4 - 24	Budget Statement 2012-13

Box 4.4:	Police Death & Disability Scheme Reforms

In November 2011 the Auditor-General again confirmed that the Police Death and Disability scheme liability had grown significantly by $169 million or 147 per cent since 2007-08, and by 49 per cent in 2010-11 alone. Partial and permanent incapacity claims, a component of the Death and Disability scheme, had increased by 47 per cent to 415 claims in 2010-11. Including worker’s compensation, the scheme at that time was expected to cost up to $781 million in 2011-12.

In response to this unsustainable situation and to allow officers to return to work where appropriate, the New South Wales Parliament passed new Death and Disability legislation for the NSW Police Force in late 2011 to redesign the benefits while continuing to provide police officers with the most generous scheme in the country:

•	100 per cent of salary for up to nine months after injury, followed by income protection at 75 per cent for up to a further five years

•	lump sum payments for those officers who are totally and permanently disabled

•	death benefits that remain unchanged from the former scheme.

The Government also committed an additional $70 million to extend transitional arrangements to more than 400 officers on long-term sick leave at that time and a further $15 million over three years to improve injury management practices within the NSW Police Force.

Future expense growth is being managed by changes to the organisational structure of Corrective Services and a prison reform process aimed at improving internal efficiencies, including examining the potential for greater contestability in the provision of corrective services. Recent reforms to the Police Death and Disability scheme will also contribute to reducing fiscal pressures.

The Department of Attorney General and Justice is also implementing a range of measures to better manage demand and related costs within the criminal justice system and reduce recidivism. This includes election commitment reforms to bail and sentencing laws and the establishment of a specialist drug rehabilitation corrections centre and second Drug Court.

The NSW State Emergency Service will receive an additional $96 million over five years ($19 million in 2012-13) as part of a Strategic Disaster Readiness Package and the NSW Rural Fire Service will receive $16 million to continue upgrading its private mobile radio and paging network. An additional 309 officers will be recruited to support the new Police Transport Command, created to improve passenger safety and security on the public transport system. Funding of $14 million over two years has been provided for a number of NSW Police Force injury management projects to reduce injuries, to better support rehabilitated officers and help them return to duties.

Budget Statement 2012-13	4 - 25

Other reforms and reviews underway include:

•	development by the NSW Police Force of reform proposals in response to the Ministerial Audit of Police Resources

•	reviews (in conjunction with the Australian Government) of natural disaster insurance and recovery funding arrangements

•	establishing an independent Inspector of Custodial Services to oversee adult and juvenile custodial services.

In recent years, crime levels have stabilised and fallen in many areas. According to the Bureau of Crime Statistics and Research, in the two years to March 2012, 14 of the 17 major crime offence categories remained stable or fell. Offenders retained in prison have declined from a peak of 10,492 in May 2009 to 9,714 as at May 2012. A similar trend has been apparent with young offenders; the average number of young people in custody has fallen to 354 from a peak of 434 in 2009-10.

In the 2012-13 Budget, the Attorney General’s Division (excluding grant funding to agencies) has been allocated $863 million for recurrent expenses. Expenses for the Corrective Services and Juvenile Justice Divisions will decrease to an estimated $1.27 billion in 2012-13, largely due to declining client populations and significant efficiency and organisational reforms being implemented in Corrective Services. The combined expenses of the Ministry for Police and Emergency Services, Fire and

Rescue NSW, the NSW Rural Fire Service and NSW State Emergency Service are budgeted at around $1.1 billion.

The Government also continues to deliver on its commitment to increase police numbers, with authorised strength to increase by a further 220 positions in 2012-13 and 180 in 2013-14 to reach the June 2014 target of 16,356. A further 309 officers will bring authorised strength to 16,665 by August 2015. The new Police Transport Command of 610 officers forms part of this increase in authorised strength.

Social Security and Welfare Expenses

The Social Security and Welfare policy area includes services provided primarily by the Department of Family and Community Services and the Home Care Service of NSW, as well as seniors, pensioner and other concessions for public transport through Transport for NSW, and pensioner concessions for council and utility charges.

4 - 26	Budget Statement 2012-13

The social security and welfare goals in NSW 2021 are to:

•	better protect the most vulnerable members of our community and break the cycle of disadvantage

•	increase opportunities for people with a disability by providing supports that meet their individual needs and realise their potential

•	increase opportunities for seniors in New South Wales to fully participate in community life.

Total expenses in 2012-13 for Social Security and Welfare are estimated at $5 billion.

In the four years to 2012-13 expenses in this policy area have increased by an average 5.4 per cent per annum, mainly due to the expansion of disability related services under the Stronger Together program and the growth in child protection services, particularly in out of home care.

The rate of growth of expenses has declined in recent years due in part to the change in the funding arrangements for basic community care. From 2012-13, the Australian Government is directly paying for basic community care services for people aged 65 years and over (50 years and over for Aboriginal and Torres Strait Islander people), rather than making payments through the States and Territories. Declining expenses growth is also a result of the Government’s wages policy, reforms in out of home care (reflected in the decline in the expected number of children in care) and the shift towards early intervention and prevention services, reducing the need for acute services.

The Department of Family and Community Services has:

•

increased support to people with disability and their carers. From 2009-10 to 2012-13 the number of people receiving therapy has increased by 27 per cent to 85,000, while at the same time families receiving support has increased by 59 per cent to 15,800

•	improved services to vulnerable children, which has resulted in a decline of 18 per cent to 94,600 in the number of children reported to the Department over the three years to 2012-13.

There are three major areas of reform included in the 2012-13 Budget that aim to improve client outcomes by strengthening early intervention and prevention services:

•

Stronger Together: Over the five years to 2015-16, the Government will provide over $2 billion in funding for the second phase of Stronger Together. This funding will significantly expand service capacity by creating over 47,000 additional disability support places, more than double the growth in places planned for the first five years of the program. Important features of the reforms are:

•	increased emphasis on individualised funding arrangements to empower people with disability to maximise their potential

Budget Statement 2012-13	4 - 27

•	increased emphasis on early intervention and prevention services

•	the majority of funding is for the provision of services by the non-government sector.

•

Keep Them Safe: a shared approach to child well-being is an existing five-year $750 million (in 2009-10 dollars) program that aims to re-shape the way family and community services are provided to support vulnerable children, young people and their families. Keep Them Safe focuses on strengthening early intervention services that will help prevent abuse and neglect and work to prevent the need for children to enter the child protection system. In 2012-13 this includes $8.6 million for intensive family preservation services and $4.3 million for intensive Aboriginal family based services.

•

Out of Home Care: The Budget provides $723 million in 2012-13 for out of home care to protect vulnerable children and youth. Out of home care services protect vulnerable children and young people who cannot live safely with their parents. The Government has placed a greater emphasis on better management of the demand for these services by providing help to communities to care for their own children. Already the out of home care reform strategy is starting to take effect, with the number of children in care in 2012-13 expected to decrease to 17,900 compared with 18,700 children forecast for 2011-12. The Government has commenced implementation of its election commitment to significantly increase the proportion of children being cared for by non-government organisations. In March 2012 a tender was launched inviting new and existing non-government organisations to deliver more out of home care services from 2012-13. In addition, from 1 July 2012, the Government will provide incentives to improve permanent outcomes (such as family restoration or open adoption) for children and young people currently in out of home care when it is in their interest. Adoptions are expected to increase from 60 in 2011-12 to 100 in 2012-13.

To promote innovation and provide additional resources for social services, the Government is undertaking a trial of Social Benefit Bonds (see Box 4.5).

Box 4.5:	Reform and Innovation: Social Benefit Bonds

The New South Wales Government announced in the 2011-12 Budget that it would trial Australia’s first Social Benefit Bond. A Social Benefit Bond is a new financial instrument in which private investors provide up-front funding to service providers to deliver improved social benefits. If these outcomes are delivered, the Government will be able to redirect funds away from acute services towards early intervention and prevention programs. This in turn supports pay back of the investors’ up-front funding as well as providing a return on that investment.

In 2011 the Government conducted a public Request for Proposals. The successful proponents have been invited to enter into the Joint Development Phase of the trial which will take place during 2012-13. The design of the Social Benefit Bonds will be undertaken during this year with up to three bonds developed for implementation. Roles and responsibilities of agencies and non-government organisations will be clearly defined and established and, if successful, on completion of the phase, contracts for the Social Benefit Bonds will be prepared and bonds issued by the proponents.

4 - 28	Budget Statement 2012-13

Other Expenses

Expenses in all other categories consist of: Other Purposes (6.5 per cent), Housing and Community Amenities (3.9 per cent), General Public Services (3.7 per cent), Other Economic Affairs (2.2 per cent), Recreation and Culture (2.2 per cent), Agriculture, Forestry, Fishing and Hunting (1 per cent), Mining, Manufacturing and Construction (0.4 per cent), and Fuel and Energy (0.1 per cent).

Relevant goals in NSW 2021 include:

•	improve housing affordability and availability

•	protect our natural environment

•	increase the number of Aboriginal communities the State Government is partnering with to improve local outcomes.

In 2012-13 total expenses on Housing and Community Amenities will be $2.4 billion.

The most significant Housing reform in the 2012-13 Budget is the Building the State package which is set out in Chapter 1.

Expenses and reforms relating to social housing have been largely captured in Chapter 8, due to Land and Housing Corporation’s status as a Public Trading Enterprise.

Budget Statement 2012-13	4 - 29

Reform areas of significance in this category that are not related to private housing affordability include the:

•	Homelessness Action Plan, which promotes the realignment of existing funding to focus on prevention and long term accommodation, rather than crisis intervention

•

Ministerial Taskforce on Aboriginal Affairs, which will produce a new Aboriginal affairs strategy focused on improved service delivery, educational and employment outcomes for Aboriginal people in New South Wales

•	Remote Service Delivery National Partnership and the Remote Indigenous Public Internet Access National Partnership

•	provision of approximately 70 new social housing dwellings by the Aboriginal Housing Office and Land and Housing Corporation

•	capacity building in Aboriginal communities through partnerships with government.

Environmental expenses have remained relatively constant because programs are managed within nominated expenditure levels. Environmental reforms of significance include the:

•

Environment Protection Package, which is supported by a $103 million environment protection package from 2011-12 to 2015-16. A major focus is controlling the threat of weeds, feral animals, bushfire and biodiversity, both in national parks and on private land, with the package contributing $2 million towards a total of $71 million for weed, pest and bushfire control in national parks in 2012-13

•	Government’s strategic regional land use planning initiative, which will give communities and industries increased certainty about future access to natural resources.

4 - 30	Budget Statement 2012-13

Chapter 5:	General Government Revenues

•

Revenue growth in 2012-13 is estimated to be 2.2 per cent. Influences on the growth rate include slow growth of GST revenue, the expiry of National Partnership grants, new policy measures to boost revenue and a forecast upswing in revenue from property markets.

•	These influences will extend across the four years to 2015-16, over which revenue is expected to grow at an average annual rate of 3.9 per cent.

•

The new revenue measures in this Budget include a reprioritising of homebuyer support to focus on newly built homes, an increase in fines, and a one year delay of the abolition of various duties. The delayed abolition remains in compliance with the timetable set out in the Intergovernmental Agreement on Federal Financial Relations.

5.1 Introduction

General Government revenue is expected to reach $59.7 billion in 2012-13, a $1.3 billion increase compared with 2011-12. Commonwealth grants, which account for 41 per cent of NSW revenue (Chart 5.1), are expected to decline by $1.2 billion in 2012-13. In the four years to 2015-16, revenue is expected to grow at an average annual rate of 3.9 per cent.

Chart 5.1:	Composition of Total Revenue, New South Wales, 2012-13

Budget Statement 2012-13	5 - 1

5.2 Revenue Policy Changes

To preserve the state’s fiscal balance some new measures will raise additional state revenue, offsetting reduced revenue from Commonwealth grants. Mining royalty measures announced in last year’s Budget to offset the fiscal impact of the Australian Government’s carbon tax will commence in 2012-13.

2012-13 Budget Measures

The revenue measures announced in this Budget are expected to increase state revenue by a total of $392 million in the four years to 2015-16 (see Table 5.1). Most of the increase is due to a one year deferral of the abolition of IGA taxes.

Table 5.1:	Revenue Measures Announced in the 2012-13 Budget

Measure	Revenue Impact (a)
	2012-13 $m	2013-14 $m	2014-15 $m	2015-16 $m
Raise the property value cap on first home buyer stamp duty concessions for new homes from $600,000 to $650,000 from 1 July 2012	-3	-4	-4	-4

Increase fines	45	45	45	45

Defer abolition of IGA taxes	326

Reduce contributions to the Climate Change Fund		-33	-33	-33

Total	368	8	8	8

(a)	Revenue impacts are expressed in nominal dollars. These figures show the part-year effect of the revenue measures where the change starts during the year.

Building the State Package

As part of the Government’s housing package (see Box 1.1), stamp duty concessions and direct grants for home buyers will be concentrated on newly built homes. Stronger incentives to build new homes will help to increase housing supply, which will in turn help to improve housing affordability for all home buyers over time. In contrast, financial support delivered to buyers of existing homes tends to increase home prices without changing housing supply.

From 1 October 2012, First Home Owner Grants will be restricted to buyers of newly built homes costing up to $650,000, reflecting the Sydney median house price. The grants will increase from the current level of $7,000 to $15,000 from 1 October 2012 and then $10,000 from 1 January 2014.

5 - 2	Budget Statement 2012-13

From 1 July 2012, property value thresholds will increase for first home buyer stamp duty concessions on newly built homes. Full exemptions from stamp duty will be available for first home buyers of newly built homes worth up to $550,000 and concessional rates of stamp duty up to $650,000. For vacant land, bought with the intention of building a new first home, stamp duty exemptions will be available for land valued at up to $350,000, with concessional rates available up to $450,000. The threshold for new homes is $50,000 higher than that applying in 2011-12.

Currently the maximum financial support for first home buyers is $24,990, including a stamp duty exemption worth up to $17,990 and a $7,000 First Home Owner Grant. Under the new arrangements, the maximum financial support for purchase of a new dwelling will be $35,240 from 1 October 2012 and $30,240 from 1 January 2014. A first home buyer purchasing a new property worth $550,000 will be $19,245 better off.

Fines

Traffic fines set out in the Road Transport (General) Regulation 2005 will be increased by 12.5 per cent from 1 July 2012. The cost of collecting fine revenue has risen by 21 per cent over the past five years.

This is expected to raise $180 million over the four years to 2015-16.

Other fines will be similarly reviewed over the course of 2012-13.

IGA Taxes

The Intergovernmental Agreement on Federal Financial Relations (IGA) commenced on 1 January 2009. The IGA set out a timetable for the abolition of a number of taxes. The New South Wales Government had planned to abolish mortgage duty on business transactions, unquoted marketable securities duty, and duty on transfers of non-land business assets such as goodwill, patents, trademarks and other intellectual property by 1 July 2012. As a result of a difficult financial situation, arising from the steep fall in GST revenue, abolition will now be deferred until 1 July 2013. The date for abolition remains consistent with the requirements of the IGA.

Climate Change Fund

The Government has accepted a recommendation from the Independent Pricing and Regulatory Tribunal (IPART) that retailers should contribute to the cost of the Solar Bonus Scheme (SBS) from 1 July 2012. The mandatory contribution will reflect IPART’s assessment of the value of SBS energy to retail businesses.

Budget Statement 2012-13	5 - 3

In 2011 the Government announced that higher than anticipated costs of the SBS would be paid for from the Climate Change Fund and that the SBS would be closed to new participants from April 2011. The decision that retailers should also contribute to the cost reduces the funding burden placed on the Climate Change Fund. In turn, this permits a reduction in the levies on electricity distributors who contribute to the Climate Change Fund. The decision will reduce Climate Change Fund levy revenues by around $33.4 million per annum from 2013-14.

Previously Announced Policy Decisions

Table 5.2 sets out the revenue effect of previously announced policy decisions that will commence during the Budget period.

Table 5.2:	Revenue Effect of Previously Announced Decisions

	Revenue Impact (a)
Measure	2012-13 $m	2013-14 $m	2014-15 $m	2015-16 $m
Supplementary coal royalties	235	244	465	550

Total	235	244	465	550

(a)	Revenue impacts are expressed in nominal dollars. These figures show the part-year effect of the revenue measures where the change starts during the year.

Supplementary coal royalties

The Australian Government’s carbon tax on emissions of carbon dioxide and other greenhouse gases will commence on 1 July 2012. It will reduce dividends from State-owned electricity companies and increase the cost of a range of state government services. The carbon tax is estimated to cost the NSW Government $1.5 billion in its first four years.

To address the negative financial impacts on NSW of the carbon tax, the Government announced in the 2011-12 Budget that coal royalties would be increased. Under the Australian Government’s Minerals Resource Rent Tax (MRRT), royalties paid to state governments are deducted from companies’ MRRT liabilities. As a result, the increase in NSW royalties will not alter the tax burden of mining companies.

The increase in royalties will take the form of a supplementary coal royalty, to be paid in addition to normal royalties. The revenue raised each year by supplementary royalties will be an amount calculated to compensate the NSW Government for the fiscal impact of the carbon tax. The estimated impact in 2012-13 is $235 million, and this will be the revenue target for the fiscal year. The supplementary royalty rate to achieve this revenue target in 2012-13 will be set by regulation on or before 15 December 2012 and will apply to all coal produced during the Government’s fiscal year by mining projects that pay MRRT instalments.

5 - 4	Budget Statement 2012-13

5.3 Tax Reform

At the conclusion of the Australian Government’s Tax Forum in October 2011 it was agreed that New South Wales would work with other states to develop proposals for reform of state taxes. The Treasurers of New South Wales and Queensland commenced working together to develop these proposals. At the Standing Council on Federal Financial Relations meeting in April 2012 the Commonwealth and New South Wales agreed that South Australia would replace Queensland on this exercise.

The proposals will be discussed with other Australian Governments during 2012. The greatest benefits of tax reform will come with cooperation between all Australian governments.

There are three areas of reform being addressed in the work being undertaken with the other states:

•

Harmonisation of taxes. New South Wales and Victoria led the process of harmonising payroll tax in 2007. All aspects of payroll tax, except the rate and the threshold, are harmonised among most of the states. The new work is designed to extend payroll tax harmonisation to the remaining states. In the future, harmonisation could be extended to include other state taxes on the same basis.

•

A single portal for tax lodgement. There would be a significant benefit for businesses if they were able to lodge their tax returns for state and Commonwealth taxes through one portal. Discussions are continuing between the states and the Australian Taxation Office on the available options.

•

Broader tax reform. There is general acknowledgement that the states’ tax bases are narrow and the majority of the taxes are highly inefficient. Economic welfare can be significantly improved by abolishing inefficient taxes and replacing them with more efficient taxes. Options to improve the efficiency of state taxes will continue to be discussed between the states and the Commonwealth. The NSW submission to the 2011 Tax Forum will form the basis of a report to be discussed with the Australian Treasurer before the end of 2012.

New South Wales is also examining the efficiency of its own taxes, and is reviewing the funding arrangements for fire and emergency services. The Government considers that consultation is an important element of major tax reform. The Government will issue a discussion paper seeking the community’s views prior to making any final decision on alternative funding arrangements (see Box 5.1). Any change to the funding sources will not change the overall level of funding for fire and emergency services.

Budget Statement 2012-13	5 - 5

Box 5.1:	Consultation Paper on Options to Fund Fire and Emergency Services

The Government is seeking the community’s views on alternative funding arrangements for fire and emergency services. A discussion paper will be released calling for comments by all interested parties by 30 September 2012. The Government will assess all submissions received, before making a final decision towards the end of 2012. If a new funding system is adopted, the decision is expected to include the nature of any replacement revenue sources, and a timetable for any transitional arrangements.

The fire and emergency services include Fire and Rescue New South Wales, the NSW Rural Fire Service and the NSW State Emergency Service. Together these agencies’ expenses were $1,021 million in 2011-12.

Legislation currently requires funding contributions from three sources: 73.7 per cent from an ‘Emergency Services Levy’ (ESL) on insurance companies; 11.7 per cent from local governments; and 14.6 per cent from the State Government.

While providing a predictable and secure funding base, the current system has serious weaknesses. Taxing insurance may lead to non-insurance and under-insurance, and is economically inefficient. Insurance helps people deal with the consequences of fires, floods and other emergencies and the tax system should not discourage people from protecting their assets.

The current system is also unfair. People who are not insured do not contribute to the ESL, but nevertheless receive the same benefits as those who are insured. Around a third of NSW households, more than any other state, do not have home contents insurance.

A number of reviews have been published in recent years examining alternative options for funding the fire and emergency services. The Henry Tax Review (‘Australia’s Future Tax System’), the NSW Independent Pricing and Regulatory Tribunal’s review of state taxes and the 2009 Victorian Bushfires Royal Commission have all suggested that insurance taxes should be replaced with a tax on property values. Most other states have already removed taxes on insurance as a means of funding fire services, and the Victorian Government intends to replace its fire services levy with a property based levy starting on 1 July 2013.

In designing possible replacement revenue sources, there are various possible trade-offs including the relative contributions from different types of property owners and different parts of the state. The Government seeks the community’s views on these contributions.

5.4 Revenue Trends

In the four years to 2015-16, NSW revenue is expected to grow at an average annual rate of 3.9 per cent (Table 5.3). Slow growth in the forward estimates period is particularly influenced by the expiry of a number of National Partnership Agreements with the Commonwealth, which will be matched by reduced spending under those agreements. Excluding National Partnerships, revenue is expected to grow at an average annual rate of 5.4 per cent, slightly higher than the state’s nominal rate of economic growth.

5 - 6	Budget Statement 2012-13

Table 5.3:	Summary of Revenues

								% Average
	2010-11	2011-12	2011-12	2012-13	2013-14	2014-15	2015-16	growth p.a.
	Actual	Budget	Revised	Budget	Forward estimates			2011-12 to
	$m	$m	$m	$m	$m	$m	$m	2015-16
Revenue from Transactions
Taxation	20,395	20,558	20,659	22,111	23,273	24,753	26,298	6.2
Grant revenue
Commonwealth - general purpose	13,900	15,205	14,289	14,826	15,715	16,429	17,053	4.5
Commonwealth - national agreements	6,860	6,806	6,797	7,203	7,488	8,064	8,697	6.4
Commonwealth - national partnership	4,215	4,452	4,810	2,667	2,781	2,117	1,888	(20.8)
Other grants and contributions	642	585	564	698	912	885	938	13.5
Sale of goods and services	4,658	4,857	4,832	5,066	5,221	5,425	5,650	4.0
Interest Income	468	533	556	367	366	360	359	(10.3)
Dividends and income tax equivalents from other sectors	1,982	1,815	2,115	2,367	2,300	2,047	2,164	0.6
Other dividends and distributions	430	529	387	546	449	477	505	6.9
Royalties	1,240	1,768	1,486	1,878	2,112	2,363	2,518	14.1
Fines, regulatory fees and other revenues	2,354	1,918	1,958	1,998	2,019	1,998	2,006	0.6

Total Revenue	57,144	59,026	58,452	59,727	62,636	64,916	68,074	3.9
Annual change	1.4%		2.3%	2.2%	4.9%	3.6%	4.9%

Revenue without NPs	52,928	54,573	53,642	57,060	59,855	62,800	66,186	5.4
Annual change	-0.5%		1.3%	6.4%	4.9%	4.9%	5.4%

2011-12 Revenue Estimates

Table 5.4 sets out the main sources of variation in the 2011-12 revenue estimates. Total revenue was $574 million, or 1.0 per cent, lower than forecast. The largest variations were a $916 million decrease in Commonwealth general purpose grants as GST revenues fell below forecast, and a $358 million increase in Commonwealth national partnership grants as the Commonwealth brought forward spending from 2012-13 to 2011-12. Further detail on revenue variations is provided in Appendix B.

Budget Statement 2012-13	5 - 7

Table 5.4:	Main Sources of Variation in 2011-12 Revenue Estimates

2011-12 revenue	Variation from Budget		Main reasons why
Taxation	$101 m (0.5 higher	%)	Transfer duty revenue was greater than expected as a result of one-off large transactions.

Commonwealth general purpose grants	$916m (6.0 lower	%)	NSW receives around a third of the national GST revenue pool as general purpose grants. The pool was lower than estimated in the 2011-12 Budget by around $3 billion, reflecting high consumer saving rates and a reduced share of spending on goods and services that are subject to GST. It is expected that these influences on GST revenue will continue during the forward estimates period. See Chapter 6 for further details.

National Partnerships	$358m (8.0 higher	%)	The Commonwealth brought forward $690 million of transport-related funding from 2012-13 to 2011-12, while transport project delays accounted for a $253 million revenue reduction. Revenue from the Natural Disaster Relief National Partnership fell by $147 million, and the Commonwealth provided $50 million for the Sydney Cricket Ground redevelopment.

Sale of goods and services	$25 m (0.5 lower	%)	The overall movement for sale of goods and services masks significant movements within its constituent elements (see Table 5.7). An accounting reclassification shifted $363 million of revenue from ‘other sales of goods and services’ to ‘patient fees’. Following a restructure of the housing portfolio, the Department of Family and Community Services will no longer provide personnel services to the Land and Housing Corporation and as a result will cease to receive the associated ‘fee for service’ revenue of $221 million.

Total Dividends and income tax equivalents	$158m (6.7 higher	%)	The long term lease of the Kurnell desalination plant gave rise to higher income tax equivalent payments from Sydney Water. In accordance with Australian Bureau of Statistics classification, the dividend impact of the desalination transaction does not appear in the headline Budget result. The Government’s electricity businesses had higher profits than forecast through cost reductions.

Royalties	$282 m (16.0 lower	%)	Royalties are typically highly volatile. In 2011-12 royalties were lower than expected because the Australian dollar was slightly higher than forecast (reducing the Australian dollar value of contracts denominated in US dollars), prices were lower than forecast, and there was a compositional shift towards lower grades of coal.

5 - 8	Budget Statement 2012-13

5.5 Taxation Revenue

The three largest state taxes are payroll tax, stamp duty on real estate transfers (transfer duty), and land tax, together providing an estimated 64 per cent of tax revenue in 2012-13 (Chart 5.2). Other major sources of tax include motor vehicles (annual taxes and stamp duty), insurance (stamp duty, the health insurance levy and the emergency services levy), and gambling and betting.

Chart 5.2:	Composition of Tax Revenue, 2012-13

The forecasts for tax revenues are set out in Table 5.5. Tax revenue is forecast to grow by an average of 6.2 per cent per annum over the four years to 2015-16. During the ten years to 2011-12, the annual growth of tax revenue averaged only 4.6 per cent. Revenue growth over the past decade reflects reductions to payroll tax rates, abolition of IGA taxes and the impact of the global financial crisis on property markets.

In contrast, revenue growth in the coming years will be significantly influenced by an expected upturn in transfer duty, reflecting the impact of pent up demand, lower interest rates and the restructuring of various exemptions and concessions and economic growth returning to trend rates over the forward estimates.

Budget Statement 2012-13	5 - 9

Table 5.5:	Taxation Revenue

								% Average
	2010-11	2011-12	2011-12	2012-13	2013-14	2014-15	2015-16	Growth p.a.
	Actual	Budget	Revised	Budget	Forward estimates			2011-12 to
	$m	$m	$m	$m	$m	$m	$m	2015-16
Stamp Duties
Transfer Duty	4,045	3,653	3,791	4,461	4,811	5,291	5,841	11.4
Insurance	718	754	793	823	856	890	926	4.0
Mortgages	136	141	139	135	3	0	0	—
Marketable Securities	50	56	63	61	1	0	0	—
Motor Vehicles	589	615	590	615	640	676	715	4.9

	5,538	5,219	5,376	6,095	6,311	6,857	7,482	8.6

Payroll Tax	6,388	6,619	6,688	7,024	7,510	7,942	8,371	5.8

Land Tax	2,289	2,482	2,368	2,559	2,733	2,923	3,118	7.1

Taxes on Motor Vehicle Ownership and Operation
Weight Tax	1,474	1,548	1,556	1,632	1,710	1,792	1,877	4.8
Vehicle Registration and Transfer Fees	321	333	333	353	365	386	402	4.8
Other Motor Vehicle Taxes	36	38	38	40	42	44	46	4.9

	1,831	1,919	1,927	2,025	2,117	2,222	2,325	4.8

Gambling and Betting
Racing	165	171	160	166	171	177	183	3.4
Club Gaming Devices	673	690	670	685	718	751	787	4.1
Hotel Gaming Devices	459	480	491	519	550	583	617	5.9
Lotteries and Lotto	307	316	321	329	338	346	355	2.5
Casino	140	145	156	172	182	194	211	7.8
Other Gambling & Betting	13	13	13	14	15	15	16	5.3

	1,757	1,815	1,811	1,885	1,974	2,066	2,169	4.6

Other Revenues
Health Insurance Levy	145	154	154	164	172	182	194	5.9
Insurance Protection Tax	67	0	0	0	0	0	0	—
Parking Space Levy	93	96	97	99	102	105	107	2.5
Emergency Services Contributions	672	698	711	695	691	673	670	-1.5
Waste and Environment Levy	368	433	433	460	465	490	509	4.1
Government Guarantee Fee	444	574	504	530	601	692	748	10.4
Private Transport Operators Levy	24	19	25	26	27	27	27	1.9
Pollution Control Licences	48	48	47	48	47	48	48	0.5
Other Taxes	731	482	518	501	523	526	530	0.6

	2,592	2,504	2,489	2,523	2,628	2,743	2,833	3.3

Total Tax Revenue	20,395	20,558	20,659	22,111	23,273	24,753	26,298	6.2
Annual change	6.6%		1.3%	7.0%	5.3%	6.4%	6.2%

5 - 10	Budget Statement 2012-13

Transfer Duty

Stamp duty on transfers of real estate is expected to grow at an average annual rate of 11.4 per cent in the four years to 2015-16.

As discussed in Chapter 2, the long period of decline in dwelling investment has led to a low building approvals to population ratio and a low rental vacancy rate. This rental market tightness has seen rental prices increase strongly over the last year, suggesting a considerable undersupply of housing. Growth in transfer duty is expected to be underpinned by this unmet demand, growth in population and household incomes, the impact of interest rate cuts and the restructuring of various homebuyer concessions as part of the Building the State Package (see Box 1.1).

Transfer duty revenue growth in 2012-13 will be boosted by the replacement of the Home Builder’s Bonus (HBB) by the $5,000 New Home Grant. Whereas the HBB foregoes the receipt of transfer duty revenue, the New Home Grant does not affect revenue as it is a grant. Growth in 2012-13 will also reflect the full year impact of the changes to first home buyer transfer duty concessions announced in the 2011-12 Budget.

After adjusting for the effects of the HBB policy change, residential transfer duty for changeover buyers is forecast to increase by 13.3 per cent in 2012-13, compared with 21.1 per cent on an unadjusted basis. The number of transactions is forecast to increase by 9.7 per cent in 2012-13.

The forecast growth of transaction numbers during 2012-13 is moderate by historical standards when comparing similar periods of recovery (Chart 5.3).

Chart 5.3:	Growth of Residential Transfer Duty, Transactions and Home Prices

Budget Statement 2012-13	5 - 11

Other Stamp Duties

Stamp duty is also levied on general and life insurance, the transfer of new and used motor vehicles, and mortgages and marketable securities.

Stamp duty on insurance is expected to grow at an average annual growth rate of 4.0 per cent. The expected growth reflects a historic relationship with the growth of household income.

Duty on motor vehicle transfers is expected to grow over the four years to 2015-16 at an average annual growth rate of 4.9 per cent. The revenue forecast reflects historic growth in the number of motor vehicle sales and expected vehicle price growth in line with forecast inflation.

Duties on mortgages and marketable securities will be abolished with effect from 1 July 2013, although a small amount of revenue from past transactions will continue to be collected beyond that date.

Payroll Tax

Payroll tax revenue growth held up well in 2011-12 compared to the underlying growth drivers of wages and employment growth (Chart 5.4).

Chart 5.4:	Growth of Payroll Tax, Employment and Hours Worked

Payroll tax revenue is forecast to grow at an average annual rate of 5.8 per cent in the four years to 2015-16. Wages growth is expected to remain slightly subdued during 2012-13 and 2013-14, reverting to its long-term trend rate in 2014-15 and 2015-16. Employment growth is expected to remain relatively steady over the four years, and in line with population growth.

5 - 12	Budget Statement 2012-13

Land Tax

Land tax is payable on aggregate land holdings, excluding the value of a landowner’s principal place of residence and farming land. The threshold for the 2012 land tax is $396,000. Land tax assessments are issued for a calendar year, and are based on the average of land values in the previous three calendar years. Averaging has the effect of smoothing annual variations in land values, increasing near-term predictability for taxpayers and the Government.

Land tax revenue is forecast to grow by 7.1 per cent in the four years to 2015-16, including 8.1 per cent growth between 2011-12 and 2012-13. One of the sources of this growth is the expiring influence, under three year averaging, of lower land valuations made during the global financial crisis.

The independence of land valuations from the Government is critical to maintaining public confidence, as they provide the basis for assessing land tax and council rates. Parliament’s Joint Standing Committee on the Office of the Valuer-General has been examining the valuation process and has identified a range of potential issues. The Committee is expected to inquire further into these matters during 2012-13.

Consistent with the essential separation of the land taxing function from the valuation aspects, Treasury will also shortly be publicly consulting on options to enhance the administration of land tax.

Taxes on Motor Vehicle Ownership and Operation

Annual taxes on motor vehicles include weight tax and a fee for vehicle registration. Forecast growth of revenue from taxes on vehicle ownership and operation reflects estimates of vehicle fleet growth and CPI indexation of taxes. The revenue is expected to grow at 4.8 per cent per annum over the four years to 2015-16.

Gambling Taxes

Gambling tax revenue is forecast to grow by 4.6 per cent over the four years to 2015-16.

Revenue from taxes on poker machines in clubs is expected to grow more slowly than revenue from hotels in the near term, with 2012-13 being the first full year of lower tax rates for clubs.

Revenues from racing and lotteries are expected to continue their recent growth trends.

Revenue from the casino is expected to grow relatively quickly during 2011-12 to 2013-14, reflecting a recent refurbishment, with revenue growth then moderating in the years to 2015-16.

Budget Statement 2012-13	5 - 13

5.6 Grant Revenue

Australian Government General Purpose Payments

GST revenue payments comprise virtually all Australian Government general purpose payments to New South Wales. General purpose payments can be used by the states for any purpose.

NSW GST payments in the four years to 2014-15 are $5.2 billion less than expected in the 2011-12 Budget, and $3.6 billion less than expected in the Half-Yearly Review.

NSW GST revenue payments in 2012-13 are now estimated at $14.8 billion, an increase of 3.9 per cent on 2011-12. This is $1.4 billion less than forecast in the 2011-12 Budget and $1.0 billion less than estimated in the Half-Yearly Review.

GST revenue payments in 2011-12 are estimated at $14.2 billion, $936 million less than estimated in the 2011-12 Budget and $579 million less than in the Half-Yearly Review.

The lower than expected payments to New South Wales have been caused by significant reductions in estimated GST pools. In its 2012-13 Budget, the Australian Government reduced estimates of the GST pool for the four years to 2014-15 by $14 billion compared to its 2011-12 Budget. This included a reduction of $11 billion since its November 2011 Mid-Year Economic and Financial Outlook (MYEFO).

Growth in the GST pool is being dampened by structural changes in the Australian economy, suggesting that GST revenue growth will remain subdued, compared to the first half of the 2000s, for the foreseeable future. Chapter 6 provides more details.

Australian Government Specific Purpose Payments

Australian Government Specific Purpose Payments – which must be spent by the states in specific service delivery areas – comprise National Specific Purpose Payments (SPPs) associated with National Agreements, and National Partnership payments (NPs).

National SPPs total $7.2 billion in 2012-13, an increase of 6.0 per cent on 2011-12. These payments increase fairly steadily from year to year, under the indexation arrangements contained in the Intergovernmental Agreement on Federal Financial Relations. Higher growth in 2014-15 and 2015-16 reflects additional Australian Government payments for hospitals under National Health Reform.

NPs are estimated to decline to $2.7 billion in 2012-13, 44.6 per cent lower than the previous year. Much of the reduction is accounted for by the ending of economic stimulus measures associated with the Australian Government’s response to the global financial crisis, and the timing of payments for road projects.

5 - 14	Budget Statement 2012-13

Funding under a number of other NPs in Health and Education also will decline in the forward years with the expiry of a number of reform agreements, which the Commonwealth has not committed to continue.

Further details on National SPPs and NPs are provided in Chapter 6.

Other Grants and Subsidies

The largest components of ‘other grants and subsidies’ are contributions by electricity and water providers to the Climate Change Fund, contributions to schools by parents and citizens associations, and payments from the Australian Government to Home Care Service of NSW. The $134 million increase from 2011-12 to 2012-13 is largely attributable to increases in the contributions to the Climate Change Fund and Home Care Service.

Contributions to the Climate Change Fund from energy and water distributors will increase from $168 million in 2011-12 to $278 million in 2012-13 and $336 million in 2013-14, to fund the high cost of the Solar Bonus Scheme (SBS). Where the 2011-12 Budget expected $400 million of annual contributions from energy distributors from 2013-14, these contributions are now estimated at $309 million per year. This reduction reflects recent data on the actual costs of the SBS, combined with the policy decision to require electricity retailers to contribute to the cost of the SBS. The reduction will flow through to customers, reducing pressures on electricity prices.

Annual payments of $108 million from the Australian Government to Home Care Service of NSW will commence in 2012-13. These payments are linked to a larger National Partnership Agreement dealing with aged care.

Table 5.6:	Grant Revenue

	2010-11	2011-12	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m
Commonwealth - general purpose	13,900	15,205	14,289	14,826	15,715	16,429	17,053
Commonwealth - national agreements	6,860	6,806	6,797	7,203	7,488	8,064	8,697
Commonwealth - national partnership	4,215	4,452	4,810	2,667	2,781	2,117	1,888
Total Commonwealth grants	24,975	26,463	25,895	24,697	25,984	26,610	27,638
Annual change in Commonwealth Grants	-5.2%		3.7%	-4.6%	5.2%	2.4%	3.9%
Other grants and subsidies	642	585	564	698	912	885	938

Total grant revenue	25,616	27,048	26,460	25,395	26,897	27,494	28,576

Budget Statement 2012-13	5 - 15

5.7 Other Revenues

Sale of Goods and Services

Sale of goods and services revenue arises from the use of government assets and from revenue generated by agencies in their normal trading activities. These sales include revenue from the rent of State-owned property, entry fees for national parks and museums, court fees and tolls from government operated roads. ‘Fees for service’ include payments from non-Budget sector agencies, which are balanced by expense items in the accounts of the relevant agencies. The Department of Health receives revenue from the Australian Government for the provision of services to veterans.

Revenue from the sale of goods and services is expected to grow at an annual rate of 4.0 per cent in the four years to 2015-16.

Table 5.7:	Sale of Goods and Services

	2010-11	2011-12	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Sale of Goods and Services
Rents and leases	215	246	237	239	241	255	277
Fees for Service	650	666	486	425	418	424	430
Entry Fees	40	46	47	37	37	34	38
Patient Fees and Other Hospital Charges	570	580	895	964	1,016	1,071	1,128

Department of Veterans’ Affairs	307	307	307	307	323	341	359

Court Fees	197	194	196	204	209	214	219
Road Tolls	142	143	141	147	155	159	164
Other Sales of Goods and Services	2,537	2,677	2,524	2,744	2,824	2,927	3,035

Sale of Goods and Services	4,658	4,857	4,832	5,066	5,221	5,425	5,650

Interest Income

Interest income includes returns on managed bond investments (including investments with NSW Treasury Corporation) and interest on bank deposits.

In 2012-13 interest income is expected to decline by $189 million compared with 2011-12. The proceeds from the 2010-11 electricity transactions earned interest in a cash management account during 2011-12. The funds will now be used to reduce the Government’s unfunded superannuation obligations.

5 - 16	Budget Statement 2012-13

Table 5.8:	Interest Income

	2010-11	2011-12	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m
Interest Income	468	533	556	367	366	360	359

Dividends and Income Tax Equivalents

New South Wales government policy requires state-owned corporations to pay dividends that provide a commercially appropriate return on the Government’s investments. In addition, the State Government receives payments from state-owned corporations that are equivalent to corporate income tax. These two policies ensure that state owned corporations operate under commercial frameworks similar to those of private sector companies.

In the four years to 2015-16 dividends and tax equivalent payments are expected to grow at an average annual rate of 0.6 per cent. The Commonwealth’s carbon tax will significantly reduce the profits of electricity generation companies during this period, and this will be reflected in both dividends and income tax equivalent payments. From 2014-15 the dividend estimates for transmission and distribution companies reflect a view of the regulatory reset based on current low risk free rates of return. Further details are provided in Chapter 8.

Table 5.9:	Dividends and Income Tax Equivalent Revenue

	2010-11	2011-12	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Dividends
Electricity
Generation	130	117	181	98	47	41	51
Distribution and Transmission	508	579	639	901	829	644	650
Water, Property and Resources	360	367	362	388	401	398	412
Financial Services	91	51	51	55	61	67	67
Ports	9	21	22	49	66	86	110
Other	0	0	0	1	0	0	0

	1,098	1,135	1,254	1,491	1,404	1,237	1,290

Income tax equivalents
Electricity
Generation	151	100	75	51	32	16	38
Distribution and Transmission	524	360	413	536	543	447	465
Water, Property and Resources	112	146	305	214	237	245	258
Financial Services	45	22	22	24	26	29	29
Ports	38	48	35	41	48	64	73
Other	13	5	10	10	10	10	11

	884	680	860	875	896	810	874

Total Dividends and Income Tax Equivalent Revenue	1,982	1,815	2,115	2,367	2,300	2,047	2,164

Budget Statement 2012-13	5 - 17

Other Dividends and Distributions

‘Other Dividends and Distributions’ are expected to grow by 6.9 per cent in the four years to 2015-16. 2012-13 includes a special dividend from Snowy Hydro Limited.

Table 5.10:	Other Dividends and Distributions

	2010-11	2011-12	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Budget	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m
Total Other Dividends and Distributions	430	529	387	546	449	477	505

5 - 18	Budget Statement 2012-13

Royalties

Around 95 per cent of royalties revenue is derived from coal. The key determinants of coal royalties are the volume of coal exports, international coal prices, and the exchange rate. From 2012-13 additional revenue will be generated from supplementary coal royalties, intended to compensate the NSW Government for the estimated $1.5 billion fiscal impact of the Australian Government’s carbon tax.

Average annual revenue growth from mineral royalties is expected to be 14.1 per cent in the four years to 2015-16.

The forecast assumes ongoing growth in the value of coal sales. Key factors underpinning this forecast include expected expansion of export facilities at Newcastle, and a gradual depreciation of the Australian dollar against the US dollar.

Table 5.11:	Royalties

	2010-11	2011-12	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m
Total Royalties	1,240	1,768	1,486	1,878	2,112	2,363	2,518

Fines, Regulatory Fees, Licences and Other Revenue

Total revenue in this category is expected to grow at an average annual rate of 0.6 per cent in the four years to 2015-16. An increase in fines revenue will be offset by a decrease in regulatory fees (see Table 5.12).

The policy decision to increase fines is expected to increase annual revenue by $45 million resulting in an average annual growth of fines revenue of 8.0 per cent in the four years to 2015-16. Underlying growth reflects the growth of motor vehicle numbers and previously announced enforcement measures, including additional mobile speed cameras.

Revenue from regulatory fees is expected to decline at an average annual rate of 9.0 per cent in the four years to 2015-16. A national Business Names Registration scheme has replaced state-based systems, reducing revenue from regulatory fees in 2012-13 by $23 million compared with 2011-12. The expiry of a major mining exploration licence, for which revenue is amortised over the life of the licence, will reduce regulatory fee revenue by $37 million in 2013-14, $19 million in 2014-15 and $16 million in 2015-16.

Budget Statement 2012-13	5 - 19

Licence revenue is expected to grow at an average annual rate of 2.3 per cent in the four years to 2015-16. The slow growth reflects a halving of licence fees for drivers with safe records, which has a gradual impact on revenue as drivers renew their licences. Annual variations in licence revenue also reflect a cycle in revenue arising from 1-year, 3-year and 5-year licence renewals.

Table 5.12:	Fines, Regulatory Fees and Other Revenue

	2010-11	2011-12	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m
Fines	343	339	339	424	461	460	462
Regulatory fees	246	231	230	227	203	170	158
Licences	185	147	146	117	137	163	160
Other revenues	1,580	1,202	1,243	1,229	1,219	1,204	1,226

Total fines, regulatory fees and other revenues	2,354	1,918	1,958	1,998	2,019	1,998	2,006

5.8 Revenue Risks

Chapter 3 sets out general Budget risks, including the sensitivity of total revenue to changes in economic conditions. In addition to these general factors, there are several key risks for the revenue forecasts.

•

GST revenue represents a quarter of NSW total revenue, so fluctuations in this revenue source can lead to major changes to the NSW fiscal balance. GST revenue received by the state may be influenced by variations in the size of the national GST pool and by changes in the Commonwealth Grants Commission relativities.

•

A recovery of the residential property market is expected during the four years to 2015-16, with an element of unmet demand for transactions after a period of lower than trend growth. Historically, upswings in the residential property market have been associated with very strong growth of transfer duty. However, the precise timing of this recovery is uncertain.

•

Supplementary royalties will commence in 2012-13 for firms that are subject to the Australian Government’s Minerals Resource Rent Tax (MRRT). The upper limit on revenue that can be raised from supplementary royalties is the amount of MRRT attributable to NSW mines. There is considerable uncertainty around the amount of revenue that will be generated by the MRRT. Any changes in MRRT legislation or the associated policy environment could also potentially have an effect on state revenue.

5.9 Tax Expenditures and Concessions

The concept of tax expenditures and concessions recognises that favouring particular groups through special tax or fee treatment is economically equivalent to increasing expenses, and has the same effect on the Budget’s bottom line.

5 - 20	Budget Statement 2012-13

Measuring the costs of tax expenditures and concessions encourages scrutiny of their actual effect on stakeholders, whether they are economically and administratively efficient and whether they achieve their policy intent.

Appendix C lists and, where possible, costs each major tax expenditure and concession, to help comparison with the budgetary cost of direct outlays. In 2011-12 the measured tax expenditures and concessions amounted to $6.8 billion, more than 11 per cent of the state’s total revenue.

Tax Expenditures

Tax expenditures are a measure of the revenue forgone by the State as a result of concessional tax treatment for particular beneficiaries. An example is the reduced rate of tax on poker machine profits paid by clubs as compared with hotels.

Tax expenditures can take the form of:

•	exempting certain taxpayers from a tax

•	applying a lower rate of tax, a rebate or deduction, to certain taxpayers or

•	deferring the time for payment of a tax liability by certain taxpayers.

Tax expenditure estimates measure the revenue that would have been generated if a ‘benchmark’ or normal rate of tax had been paid by the tax expenditure beneficiaries.

The estimates in Table 5.13 are only the major tax expenditures, being those $1 million or greater. The estimates are for the financial years 2010-11, 2011-12 and 2012-13, except for land tax which uses calendar years 2011, 2012 and 2013.

Table 5.13:	Major Tax Expenditures by Type

	2010-11		2011-12		2012-13
Tax	Tax Exp. $m	Tax Exp. as % of tax revenue collected	Tax Exp. $m	Tax Exp. as % of tax revenue collected	Tax Exp. $m	Tax Exp. as % of tax revenue collected
Transfer Duty	1,224	30.3	869	22.9	591	13.2
General and Life Insurance Duty	854	119.0	919	115.9	953	115.8
Mortgage Duty	143	105.1	113	81.5	110	81.6
Marketable Securities Duty	97	195.4	119	188.9	108	177.0
Payroll Tax	1,132	17.7	1,165	17.4	1,223	17.4
Land Tax	607	26.5	624	26.4	650	25.4
Taxes on Motor Vehicles	433	16.8	429	16.3	443	16.2
Gambling and Betting Taxes	649	36.9	746	41.2	791	42.0
Parking Space Levy	48	51.7	50	51.5	50	50.5

Total	5,187	25.3	5,034	24.2	4,919	22.1

Tax expenditures are expected to amount to $4.9 billion or 22 per cent of tax revenue in 2012-13, a decline of $115 million from 2011-12.

Budget Statement 2012-13	5 - 21

The largest contribution to the decrease is a reduction in transfer duty tax expenditures, principally through increased targeting of first home buyer benefits to purchasers of new dwellings.

Tax expenditures for payroll tax are expected to increase in 2012-13 by $58 million in line with the forecast increase in payroll tax revenue.

Gambling and betting tax expenditures are estimated to increase by $45 million between 2011-12 and 2012-13. The only tax expenditure measured in this category reflects the lower gaming machine tax rates paid by clubs as compared with hotels. The tax expenditure on clubs is expected to reach $791 million in 2012-13, the first full fiscal year in which clubs benefit from reduced rates of poker machine taxes introduced in September 2011.

Concessions

Concessional charges involve the sale of goods and services to certain users at a lower charge or fee, compared with the wider community. Concessions could include complete exemption from charges or fees, or lower rates for charges and fees. One example is lower public transport fares for pensioners and older Australians.

Table 5.14 classifies by function the major concessions provided by the NSW Government. The total value of major concessions, primarily to pensioners, older Australians and school students, is estimated at $1.9 billion in 2012-13, an increase of $135 million from 2011-12.

5 - 22	Budget Statement 2012-13

Education and social security and welfare account for around two-thirds of the estimated cost of concessions. Educational concessions include the school student transport scheme. Social security and welfare concessions include concessional charges to pensioner concession card holders for transport, water and energy.

Table 5.14:	Concessions by Function

Function	2010-11 $m	2011-12 $m	2012-13 $m
General Public Services	—	—	—
Defence	—	—	—
Public Order and Safety	—	—	—
Education	612	626	651
Health	191	204	219
Social Security and Welfare	493	497	516
Housing and Community Amenities	362	410	487
Recreation and Culture	11	12	11
Fuel and Energy	—	—	—
Agriculture, Forestry, Fishing and Hunting	4	4	4
Mining, Manufacturing and Construction	—	—	—
Transport and Communications	—	—	—
Other Economic Activities	—	—	—
Other Purposes	—	—	—

Total	1,674	1,754	1,889

Budget Statement 2012-13	5 - 23

Chapter 6:	Federal Financial Relations

•	Total Australian Government payments to New South Wales are estimated at $24.7 billion in 2012-13, a decline of $1.2 billion, or 4.6 per cent, on 2011-12.

•	GST in 2012-13 is estimated at $14.8 billion, 3.9 per cent higher than in 2011-12, but $1.4 billion less than expected in the 2011-12 Budget.

•

NSW GST revenue payments in the four years to 2014-15 are estimated to be $5.2 billion, or 8 per cent, less than expected in the 2011-12 Budget, and $3.6 billion less than expected in the Half-Yearly Review.

•	The reduction in GST payments is a significant and structural deterioration in the NSW fiscal position. Without corrective measures the revenue reduction would produce unsustainable budget deficits.

•	National Specific Purpose Payments are $7.2 billion in 2012-13, an increase of $406 million, or 6.0 per cent, on 2011-12.

•

National Partnership (NP) payments are $2.7 billion in 2012-13, a decline of $2.1 billion or 44.6 per cent on 2011-12. Over the forward estimates period NP payments decline on average by a further 10.9 per cent a year. The declines reflect ending economic stimulus payments and the expiration of important reform agreements in education and health.

•

Without ongoing Australian Government funding, reforms – such as employing more teachers and speech pathologists and providing more sub-acute beds – achieved under NPs such as the Smarter Schools and other education NPs and the NP on Hospital and Health Workforce Reform will be likely to cease.

•

The Council of Australian Governments has continued reform work on schools funding, the not-for-profit sector, competition and regulatory reform. A significant focus in 2012 is the development of a National Disability Insurance Scheme (NDIS). The NSW Government supports this reform but must, with the other states and the Australian Government, be involved in appropriate consultations to develop funding – recognising capacity to pay – governance and scheme design options.

•

An NDIS is estimated to cost $15 billion a year, an increase of about $8 billion nationally over current national spending ($2.5 billion additional cost in New South Wales if the Commonwealth does not fund the NDIS). The Productivity Commission recommended that the Commonwealth fund the NDIS

6.1 Introduction

This chapter discusses Australian Government payments to New South Wales.

These payments are an essential part of the Australian federation because of the mismatch in revenue raising and spending responsibilities between the federal and state governments – referred to as Vertical Fiscal Imbalance.

Budget Statement 2012-13	6 - 1

The Australian Government raises far more revenue than it requires to fund its spending responsibilities. Revenue sources available to the states and territories (the states) raise far less revenue than needed to fund services delivered by the states like education and training, health, public transport, police and emergency services, and courts and correctional facilities.

Chart 6.1 shows the Australian Government collects around 73 per cent of federal and state government revenue (and around 83 per cent of combined tax revenue, including the GST) but is responsible for only about 56 per cent of total government spending. The states collect around 27 per cent of all federal and state government revenue (17 per cent of all tax revenue), but are responsible for around 44 per cent of their spending.

On this basis, the vertical fiscal imbalance is 17 percentage points, which as a share of Federal and State expenses is equivalent to $76 billion.

Chart 6.1:	Federal-State Vertical Fiscal Imbalance, 2010-11

Source: ABS, Government Financial Statistics, 2010-11 (5512.0).

As a result of the high Vertical Fiscal Imbalance in Australia, the Australian Government provided 46 per cent of the total revenue of state governments in 2010-11.1

Australian Government payments to New South Wales are 41.3 per cent of total NSW revenue in 2012-13. These payments total $24.7 billion in 2012-13, a decline of 4.6 per cent on 2011-12, and are summarised in Table 6.1.

[1]	This does not include Australian Government payments ‘through’ the states to local government and non-government schools and payments direct to local government.

6 - 2	Budget Statement 2012-13

Table 6.1:	Australian Government Payments to New South Wales(a)

	2010-11	2011-12		2012-13	2013-14	2014-15	2015-16	% Average
	Actual	Budget	Revised	Budget	Forward estimates			growth
	$m	$m	$m	$m	$m	$m	$m	2011-12 to 2015-16

GST revenue (b)	13,881	15,175	14,239	14,796	15,685	16,399	17,023	4.6
Other general purpose payments	18	30	50	30	30	30	30	(11.8)

Total general purpose payments	13,900	15,205	14,289	14,826	15,715	16,429	17,053	4.5

National Specific Purpose Payments and other	6,860	6,806	6,797	7,203	7,488	8,064	8,697	6.4
National Partnerships	4,215	4,452	4,810	2,667	2,781	2,117	1,888	(20.8)

Total Australian Government payments	24,975	26,463	25,895	24,697	25,984	26,610	27,638	1.6

(a)	Excludes payments ‘through’ the State such as non-government school and local government funding.
(b)	Includes prior year adjustments.

Chart 6.2 shows the composition of Australian Government payments to New South Wales.

Chart 6.2:	Composition of Australian Government Payments to New South Wales 2012-13

GST payments account for virtually all general purpose payments. GST payments are affected by the size of the total GST pool, the NSW GST relativity recommended by the Commonwealth Grants Commission and the NSW population. GST revenue payments to New South Wales are discussed in detail in section 6.2.

The remainder of the Australian Government’s payments to New South Wales are specific purpose payments, which are provided as National Specific Purpose Payments (SPPs) and National Partnership payments (NPs), as discussed in detail in section 6.3.

Budget Statement 2012-13	6 - 3

While National SPPs, including National Health Reform Funding, will increase by 6.0 per cent in 2012-13, NP funding will decline by 44.5 per cent in 2012-13, and by an annual average of 10.9 per cent in the forward years.

Table 6.2 shows Australian Government payments to all states in 2012-13 – based on Australian Government estimates – and the amounts states would receive if payments were based solely on population.

New South Wales will receive $1.4 billion ($194 per person) less in 2012-13 in total Australian Government payments than if payments were based on population shares.

Table 6.2:	State Shares of Australian Government Payments 2012-13 (a)

		Population share of	Difference between population share and payments
	Payments	payments	Total	Per person
	$m	$m	$m	$
New South Wales	24,233	25,677	(1,444)	(194)
Victoria	18,393	19,885	(1,492)	(259)
Queensland	15,919	16,237	(317)	(68)
Western Australia	7,267	8,397	(1,130)	(465)
South Australia	6,839	5,809	1,030	613
Tasmania	2,442	1,783	659	1,277
Australian Capital Territory	1,378	1,296	82	218
Northern Territory	3,424	812	2,613	11,127

(a)	Payment figures are sourced from Australian Government 2012-13 Budget Paper No 3, excluding payments ‘through’ the states, financial assistance grants to local government and other payments direct to local government. Payments exclude unallocated payments, except for royalty payments to WA and NT (totalling $995 million) which have been distributed between the two States based on the allocation of the payments in 2010-11.

6.2 GST Revenue

GST payments to New South Wales in the four years to 2014-15 are just under a quarter of total NSW revenue. They are estimated to be $5.2 billion less than expected in the 2011-12 Budget, and $3.6 billion less than expected in the Half-Yearly Review. This fall reflects the latest in a succession of large changes to the Australian Government’s GST revenue expectations, mainly downward, in recent years.

6 - 4	Budget Statement 2012-13

Chart 6.3 shows changes to NSW GST payments estimates since the 2011-12 Budget.

Chart 6.3:	GST Revenue Payments Estimates Changes

NSW GST revenue payments in 2011-12 are estimated at $14.2 billion, $936 million less than estimated in the 2011-12 Budget and $579 million less than in the Half-Yearly Review (see Table 6.3). The 2011-12 payments include a $134 million adjustment for underpaid GST in 2011-12.2 Removing that adjustment (and the prior year adjustments to 2010-11 GST revenue), GST payments declined by 0.4 per cent in 2011-12.

NSW GST revenue payments in 2012-13 are now estimated at $14.8 billion, an increase of 3.9 per cent on 2011-12. This is $1.4 billion less than forecast in the 2011-12 Budget and $1.0 billion less than estimated in the Half-Yearly Review.

Table 6.3:	GST Revenue Payments to New South Wales

	2010-11	2011-12		2012-13	2013-14	2014-15	2015-16	% Average
	Actual	Budget	Revised	Budget	Forward estimates			growth
	$m	$m	$m	$m	$m	$m	$m	2011-12 to 2015-16

GST revenue (a)	13,881	15,175	14,239	14,796	15,685	16,399	17,023	4.6

Reduction since 2011-12 Budget			(936)	(1,424)	(1,443)	(1,394)

(a)	Includes prior year adjustments.

[2]	GST payments from the Australian Government in any year are based on estimates of the GST pool for that year. Any adjustments required when the final pool is known are made in the following year.

Budget Statement 2012-13	6 - 5

GST payments in any year reflect:

•	the total GST pool, based on GST revenue collected by the Australian Government

•	NSW GST relativity, recommended by the Commonwealth Grants Commission (CGC) and determined by the Australian Treasurer

•	NSW population, based on Australian Bureau of Statistics population estimates.

The GST Pool

The GST revenue pool has been revised downward significantly in recent years (see Chart 6.4).

Chart 6.4:	Australian Government GST Pool Estimates

Source: Australian Government, Budget Paper No. 3, various.

In its 2012-13 Budget, the Australian Government reduced estimates of the GST pool for the four years to 2014-15 by $14 billion compared to its 2011-12 Budget. This included a reduction of $11 billion since its November 2011 Mid-Year Economic and Financial Outlook (MYEFO). The 2011-12 pool now is estimated to be slightly below the 2010-11 pool.

Chart 6.5 shows the GST trend for the period 2000-01 to 2007-08 compared to the trend for the period 2008-09 to 2015-16.

6 - 6	Budget Statement 2012-13

Chart 6.5:	GST Pool: Actual and Trend Levels

Source: NSW Treasury, based on data from Australian Government, Budget Paper No. 3, various.

Growth in the GST pool is estimated to have slowed from an annual average rate of 8.2 per cent per annum over the period 2000-01 to 2007-08 to 4.5 per cent per annum over the period 2008-09 to 2015-16. This is due to structural change occurring in household consumption.

This reflects:

•	the lower share of consumption expenditure as a share of disposable income as household saving has increased and

•	higher growth in prices of non-taxable goods and services compared to the prices of taxable goods and services.

Household consumption share and taxable share of consumption declining

Household consumption as a share of GDP is falling. Household consumption fell from 59 per cent of nominal GDP in 2000-01 to 56 per cent of GDP in 2007-08 and further to 54 per cent in 2010-11. The decline at the end of the decade was associated with a sharp and significant rise in the household net saving ratio as households reduced debt following the global financial crisis. Chart 6.6 shows the household net saving ratio rising to over 10 per cent in 2008-09, its highest level since 1986-87, and the household consumption ratio falling to around 90 per cent.

Budget Statement 2012-13	6 - 7

Chart 6.6:	Household Net Saving and Consumption Ratios

Source: ABS, Australian National Accounts, December 2011, (5206.0).

At the same time as the consumption share of GDP has been declining, the share of consumption subject to GST also has been declining in nominal terms. Chart 6.7 shows the share of total household consumption subject to GST declined in current price terms from around 64 per cent in 2000-01 to around 60 per cent in 2010-11. The decline is most noticeable in 2008-09, though there had been a gradual decline before then.

However, the share of total household consumption subject to GST has been broadly unchanged in volume terms over the decade. The difference is due to changes in relative prices.

6 - 8	Budget Statement 2012-13

Chart 6.7:	Taxable Consumption as a Share of Total Consumption

Source:	NSW Treasury, based on data from ABS, 5206.0, December 2011. Taxable consumption is calculated as household final consumption excluding food, rent and other dwelling services, health and education services.

Relative Price Movements

Prices for GST-exempt goods and services grew at over twice the rate of prices for taxable goods and services over the period; an annual average rate of 4.0 per cent over the decade, compared with 1.7 per cent a year, similar to the movements in the tradeable and non-tradeable CPI over that period. Chart 6.8 compares price indices for taxable and tax-free consumption, using price deflators calculated from the national accounts.

Chart 6.8:	Household Consumption Prices

Source: NSW Treasury, based on data from ABS, 5206.0, December 2011.

Budget Statement 2012-13	6 - 9

These relative price movements are a long term, structural phenomenon rather than a cyclical phenomenon. Exchange rate appreciation associated with the resources boom has been an important cause of this differential in relative price performance.

Even if short term economic concerns abate, encouraging faster growth in the consumption of taxable goods and services, longer term relative price influences will continue to dampen the rate of growth of nominal taxable consumption, constraining growth in the GST pool.

The GST pool growth rates for the foreseeable future therefore are likely to be in line with the relatively weaker growth of recent years, averaging around 4 1/2-5 1/2 per cent a year rather than the higher rates seen through the earlier years of the 2000s.

New South Wales’ GST Relativity

In addition to weak growth in the GST pool, New South Wales’ GST relativity in 2012-13 declined from the 2011-12 relativity.

State GST revenue sharing relativities are recommended by the Commonwealth Grants Commission (CGC), using the principle of Horizontal Fiscal Equalisation (HFE), and determined by the Australian Treasurer.

The CGC interprets HFE to mean that each state should have the fiscal capacity – taking into account physical, economic and demographic influences on its revenue raising ability and costs of services and infrastructure – to provide the national average standard of services and infrastructure, assuming it imposes state taxes at national average rates and operates at national average levels of efficiency.

Assessing State fiscal capacities involves 13 revenue assessments in eight categories and 93 expenditure assessments over 14 categories. Assessments are made using a three year assessment period ranging from two to four years prior to the year to which the resulting average relativity is applied.

The CGC’s 2012 Update Report on GST Revenue Sharing Relativities published in February 2012 recommended GST revenue sharing relativities based on the assessment years 2008-09, 2009-10 and 2010-11 to be applied to the GST pool in 2012-13. The GST relativities are applied to State populations to calculate State shares of the GST revenue pool.

NSW share of the national GST pool for 2012-13 is 30.7 per cent, down on the 2011-12 share of 30.9 per cent, and lower than the estimated NSW share of national population of 32.1 per cent. Taken by itself, this decline in NSW GST relativity reduced GST payments to New South Wales by $73 million compared to 2011-12. Table 6.4 shows the major assessments that influenced the change in NSW GST relativity between 2011-12 and 2012-13.

Table 6.4:	2012 Update – Major Factors Affecting NSW Relativity

Assessment	$ million	Reasons for change
Mining revenue	264	NSW mining production per capita is below the national average, given the large production of Western Australia and Queensland.

6 - 10	Budget Statement 2012-13

		The effect of the mining revenue assessment in redistributing GST revenue was magnified by the large increase in total mining revenue between 2007-08 and 2010-11.

Transfer (conveyances) stamp duty	(206)	NSW suffered a smaller than average fall in the value of property transfers per capita from 2007-08 to 2010-11. This increased its relative capacity to raise revenue from transfer duty.

Community and other health services	(145)	State needs for spending in this category are assessed by calculating total State needs based largely on demographic factors, and subtracting services provided by the Australian Government and the private sector. Above national average increases in Medicare-funded services in New South Wales between 2007-08 and 2010-11 (using updated data) reduced NSW assessed need to provide State services.

Payroll tax	76	Below average growth in taxable private sector payrolls between 2007-08 and 2010-11 reduced NSW relative capacity to raise payroll tax revenue.

Other assessments	(62)

Total relativity change	(73)

Source: CGC, Report on GST Revenue Sharing Relativities – 2012 Update, Table 9, p. 13.

The changes in the NSW GST relativity between 2011-12 and 2012-13 – disaggregated in Table 6.4 – are the result of changes in State circumstances and revisions to data underlying the assessments.3

Changes in State circumstances increased NSW GST payment by $162 million in the 2012 Update, but were more than offset by the changes due to data revisions to produce the net loss of $73 million.

Revisions to data reduced NSW GST payment by $235 million in the 2012 Update. Data revisions in the Community and Other Health assessment alone reduced NSW GST payment by $90 million in 2012-13.4

The potentially large impact of data revisions in the CGC process is just one of the problems associated with the current arrangements for distributing GST revenue among the States.

The Australian Government recognised the problems in the current GST distribution arrangements in establishing the Review of the Distribution of GST in March 2011. These issues are further discussed in Box 6.1.

[3]

Changes in State circumstances are changes in the economic, demographic and physical influences on State fiscal capacities between 2007-08 – the year that was dropped from the moving three-year assessment period in the 2012 Update – and 2010-11 – the year that was added. Revisions to data involve changes – to incorporate more recent data or correct errors – for the years 2007-08 to 2009-10, before the 2007-08 data is replaced by the 2010-11 data.

[4]	Commonwealth Grants Commission (CGC), Report on GST Revenue Sharing Relativities: 2012 Update, Table 6-11, p. 96.

Budget Statement 2012-13	6 - 11

Box 6.1:	Review of GST Distribution

Problems with HFE

In establishing the Review of the GST Distribution in March 2011, the Australian Government recognised concerns about the current Horizontal Fiscal Equalisation (HFE) arrangements. The Review was asked to consider whether HFE limits incentives for economic reform or improvements in service delivery and gives rise to too much uncertainty and unpredictability, too much complexity and too little transparency.

It was concerned also that the current form of HFE could not ensure Australia is best placed to respond to the economic, environmental, demographic and technological challenges currently facing Australia and maintain public confidence in federal financial relationships.

NSW submission to the Review

The NSW submission to the GST Distribution Review suggested fiscal equalisation be based on an equal per capita (EPC) distribution of the GST pool, with the Australian Government separately funding any additional equalisation redistribution to the smaller states.

An EPC distribution is the best way to overcome all the problems of the current system. It is simple, easily understood, transparent, and would short circuit the ongoing and entrenched arguments among the States. It would not influence State revenue and service delivery policies, and it would not need changing every time the system seems to be giving what some people think are ‘wrong’ results.

The Review’s Interim Report

The interim report of the GST Distribution Review Panel on its original terms of reference makes no recommendations and has ruled nothing out at this stage. The report indicates positions to which the Panel is attracted or not inclined to pursue further without additional evidence.

The Report contains many points with which New South Wales agrees.

The Panel acknowledges the problems of the current system HFE. It acknowledges the polarised positions the States adopt on many of these issues, usually depending on whether they are beneficiaries or not of the current system.

The Panel believes that the GST distribution process should be able to produce fair and reasonable outcomes more simply. It considers equalising States to ‘comparable’ rather than the ‘same’ level of services would facilitate moves towards simpler, more transparent and more easily understandable arrangements.

The Panel said it does see advantages in an equal per capita distribution of GST revenue from a simplicity point of view, but does not think it practicable if the Australian Government is asked to provide additional funds, since the Australian Government has said it will not do so.

The Supplementary Terms of Reference

New South Wales is concerned about the Australian Government’s changes to the terms of reference mid-way through the Review. In November 2011 the Australian Treasurer issued supplementary terms of reference linking HFE to State tax and mining royalty policies.

New South Wales agreed in its submission that the current form of HFE may inhibit State tax reform. However, in its submission on the supplementary terms of reference New South Wales noted that linking GST payments to States adopting certain policies impinges on State sovereignty, the ‘untied’ nature of GST payments and efforts to make HFE simpler and more transparent. New South Wales views the supplementary terms of reference as compromising the integrity of this important independent review.

GST Redistribution

The redistribution of GST revenue between the States resulting from the current form of Horizontal Fiscal Equalisation (HFE) is usually measured by comparing State GST payments with the amounts States would have received had the distribution been based on population shares. Table 6.5 shows the population based redistribution since the introduction of the GST.

6 - 12	Budget Statement 2012-13

Table 6.5:	GST Redistribution: Actual Payments Compared to Population-based Payments

	NSW	VIC	QLD	WA	SA	TAS	ACT	NT
	$m	$m	$m	$m	$m	$m	$m	$m
2000-01	(959)	(963)	113	(23)	383	394	78	978
2001-02	(894)	(1,002)	32	(89)	413	417	106	1,018
2002-03	(1,198)	(1,188)	110	(79)	511	516	119	1,210
2003-04	(1,485)	(1,255)	177	(112)	604	598	122	1,351
2004-05	(1,921)	(1,389)	484	134	608	590	114	1,380
2005-06	(2,008)	(1,354)	414	115	630	611	129	1,462
2006-07	(2,066)	(1,211)	254	20	616	635	140	1,612
2007-08	(1,929)	(1,237)	98	(275)	732	674	165	1,772
2008-09	(1,557)	(896)	(306)	(601)	718	643	173	1,826
2009-10	(972)	(888)	(751)	(979)	816	632	194	1,949
2010-11	(667)	(655)	(779)	(1,477)	950	634	109	1,885
2011-12e	(603)	(1,064)	(653)	(1,351)	917	624	92	2,037
2012-13e	(695)	(924)	(129)	(2,268)	1,007	629	156	2,224

Total	(16,954)	(14,024)	(938)	(6,985)	8,905	7,596	1,697	20,704

Note: Based on GST payments in the relevant year, including adjustments for prior years.

In 2012-13, NSW is estimated to receive GST payments that are $695 million less than its population share. Victoria, Queensland and Western Australia also currently receive less than their population share of GST, while the other States receive a larger than population share.

Over the longer term:

•	New South Wales and Victoria always have received less GST revenue than their population shares and historically have carried the burden of fiscal equalisation in Australia

•	South Australia, Tasmania, the Australian Capital Territory and the Northern Territory have always received more GST revenue than their population shares

•	Queensland traditionally has received more GST revenue than its population share, but towards the end of the 2000s became a donor with the strong growth in its mining revenues and

•

Western Australia has fluctuated between donor and recipient, but its improved economic position as a result of mining means it is now well placed to take a much greater share of the burden of fiscal equalisation.

6.3 Specific Purpose Payments

In 2008 the Council of Australian Governments (COAG) agreed a new framework for federal financial relations, the Intergovernmental Agreement on Federal Financial Relations (IGA).5

The IGA provides flexibility in the way that funds, transferred from the Australian Government, are spent. Jurisdictions agree high-level national policy outcomes and responsibilities in six main

[5]	COAG comprises the Prime Minister, State Premiers/Territory Chief Ministers and the President of the Australian Local Government Association. For more information on COAG see http://www.coag.gov.au/about_coag/index.cfm

Budget Statement 2012-13	6 - 13

policy areas. These are outlined in National Agreements (NAs) and are supported through National Specific Purpose Payments (SPPs).6 Accountability for National SPPs is measured against an agreed set of indicators and publicly reported by the COAG Reform Council (CRC).

National Partnership (NP) payments support the delivery of specified outputs or projects, facilitate reforms or reward jurisdictions that deliver on nationally significant reforms.

Table 6.6 summarises specific purpose payments – National SPPs and NPs – to New South Wales to 2015-16. These indicate a slight average annual decline overall with the expiry of a range of NPs.

Table 6.6:	NSW Total Specific Purpose Payments

	2010-11	2011-12		2012-13	2013-14	2014-15	2015-16	% Average growth 2011-12 to
	Actual	Budget	Revised	Budget	Forward estimates

	$m	$m	$m	$m	$m	$m	$m	2015-16
National Specific Purpose Payments and other	6,860	6,806	6,797	7,203	7,488	8,064	8,697	6.4
National Partnerships	4,215	4,452	4,810	2,667	2,781	2,117	1,888	(20.8)

Total Australian Government Specific Purpose Payments	11,075	11,258	11,607	9,871	10,269	10,181	10,585	(2.3)

National Specific Purpose Payments (SPPs)

The Australian Government will provide $31.5 billion in National SPPs to New South Wales over the four years to 2015-16 (see Table 6.7).

[6]	The six areas are health, education, skills and workforce development, affordable housing, disability and national Indigenous reform. Funding for the objectives of the National Indigenous Reform Agreement (NIRA) is provided through other SPPs.

6 - 14	Budget Statement 2012-13

Table 6.7:	National SPPs and Other Payments to New South Wales(a)

	2010-11	2011-12		2012-13	2013-14	2014-15	2015-16	% Average growth 2011-12 to
	Actual	Budget	Revised	Budget	Forward estimates

	$m	$m	$m	$m	$m	$m	$m	2015-16
Healthcare (b)	3,935	4,173	4,138	—	—	—	—	na
National Health Reform Funding	—	—	—	4,381	4,609	5,082	5,592	na
Education	1,186	1,254	1,245	1,312	1,383	1,456	1,551	5.6
Skills and Workforce Development	443	448	448	453	457	461	468	1.1
Affordable Housing	388	396	396	404	411	419	426	1.8
Disability	349	397	397	416	432	455	478	4.7
Home and Community Care (c)	375	—	—	—	—	—	—	na
Other (d)	183	138	173	237	197	191	183	1.4

Total National Agreement and other payments	6,860	6,806	6,797	7,203	7,488	8,064	8,697	6.4

(a)	Excludes payments ‘through’ the State such as non-government school and local government funding.
(b)	Under the National Health Reform Agreement, National Health Reform funding will replace the National Healthcare SPP from 2012-13. The reduction in the Healthcare SPP in 2011-12 compared to original budget reflects declines in the Australian Government’s forecasts of health price inflation and Australian population growth weighted for hospital usage
(c)	Under the National Health Reform Agreement Australian Government payments formerly made under the Home and Community Care SPP will be made under a National Partnership.
(d)	Includes a number of other payments such as service level agreements between the Australian Government and NSW line agencies which are in addition to the 2008 IGA.

Under the IGA total Australian Government funding under each National SPP is indexed on 1 July each year, by applying agreed growth factors to base funding established for 2009-10. The level of Australian Government funding is to be reviewed at least every five years.

Under the National Health Reform Agreement, the National Healthcare SPP will be replaced by National Health Reform funding from 2012-13. Australian Government payments formerly made under the Home and Community Care SPP will now be made under a National Partnership reflecting changes to responsibilities for aged care and disability services.7

Performance against National Agreements and National SPPs

During 2011-12, the CRC published its third round of annual assessments of the performance of jurisdictions under the six NAs. New South Wales was assessed as performing at or above the national average across most measures in these agreements. For example, New South Wales was assessed as being above the national average for all school year groups in Reading and Numeracy and 33.4 percentage points above the national average for sub-acute care services for older Australians.

[7]	The Australian Government will take full policy and funding responsibility for national aged care services and specialist disability services for people 65 and over and Indigenous Australians 50 and over. The states will be responsible for disability services for people aged under 65 (under 50 for Indigenous Australians).

Budget Statement 2012-13	6 - 15

During 2011-12 New South Wales also contributed strongly to each of the NA performance framework reviews initiated by COAG in February 2011. This has included supporting working groups and co-chairing the review of the National Education Agreement. The new performance frameworks are scheduled to be finalised by June 2012.

National Partnerships (NPs)

The Australian Government will provide $9.5 billion in National Partnership payments to New South Wales over the four years to 2015-16 (see Table 6.8).

Table 6.8:	National Partnership Payments to New South Wales

	2010-11	2011-12		2012-13	2013-14	2014-15	2015-16	% Average growth 2011-12 to
	Actual	Budget	Revised	Budget	Forward estimates

	$m	$m	$m	$m	$m	$m	$m	2015-16
Health	182	265	247	240	222	202	143	(12.7)
Education	427	680	691	554	249	276	345	(15.9)
Housing	58	61	71	60	45	61	16	(30.6)
Transport	783	1,009	1,298	574	1,514	1,198	1,010	(6.1)
Environment	50	80	62	67	15	4	2	(58.4)
Economic Stimulus Plan	1,631	131	131	—	—	—	—	na
Nation Building Plan for the Future	455	1,048	1,220	387	128	112	100	(46.5)
National Health Reform	270	286	274	212	245	16	16	(51.0)
Other (a)	360	891	816	574	363	249	255	(25.3)

Total National Partnership payments	4,215	4,452	4,810	2,667	2,781	2,117	1,888	(20.8)

(a)	From 2011-12 includes payments under the NP on transitioning responsibilities for aged care and disability services.

The profile of NP payments to New South Wales declines over the forward estimates. This has a significant impact on total revenue growth over the forward years. Average total revenue growth over the four years to 2015-16 is 3.9 per cent including NPs; excluding NPs, the figure is 5.4 per cent.

The fall-off in NP funding reflects expected declines in the Nation Building for the Future NP and the cessation of the Economic Stimulus Plan. Funding under a number of other NPs in Education and Health will also decline with the expiry of a number of reform agreements, which the Australian Government has not committed to continue.

For example, New South Wales received $237 million under the three Smarter Schools NPs in 2011-12 set to expire from 30 June 2013. Similarly, New South Wales will receive $178 million in 2012-13 for the Digital Education Revolution NP and the Early Childhood Education NP, but the Australian Government has not indicated funding past their expiry on 30 June 2013. In health, the Australian Government has not provided ongoing funding for the Hospital and Health Workforce Reform (HHWR) NP, which provided $454 million over five years to 2012-13.

6 - 16	Budget Statement 2012-13

With Australian Government funding support, these NPs have delivered important outcomes and reforms for New South Wales through, for example, improved teacher categories, standards and incentives under the Smarter Schools package and more sub-acute care beds under the HHWR NP. Without ongoing Australian Government funding, these reforms will be threatened. New South Wales cannot continue to employ 227 Highly Accomplished Teachers, 166 paraprofessionals and 101 speech pathologists or maintain the extra sub-acute beds if the Australian Government funding support is not maintained. The latter may have flow-on affects to activity under the Improving Public Hospital Services NP and national health reform more generally.

Significant new and continuing COAG reforms and projects

During 2011-12 COAG initiated or continued reforms across a number of policy, service delivery and regulatory areas including education, health and transport.

Education

COAG agreed a new National Agreement on Skills and Workforce Development (NASWD) on 13 April 2012, setting ambitious reforms to the national training system. These include introducing a national training entitlement, establishing a new My Skills website and supporting 375,000 additional students nationally over five years to complete their qualifications. New South Wales will receive $1.8 billion over the four years to 2015-16 under the associated Skills and Workforce Development SPP.

Also as part of this process COAG approved reforms to the national skills and training system through the National Partnership on Skills Reform. Under the NP New South Wales will receive $396 million over the four years to 2015-16.

Health

In August 2011, COAG agreed the National Health Reform Agreement (NHRA). Under the NHRA, $9.5 billion of the $16.4 billion total additional funds will be brought forward with New South Wales receiving an estimated $3 billion over six years, rising from $184 million in 2014-15 to $691 million in 2019-20. The Australian Government has committed to partially fund increases in the efficient growth of hospital expenditure from 2014-15, initially at 45 per cent and then at 50 per cent from 2017-18.

The health sector is expected to make the largest contribution to ageing-related expense growth over the next 40 years. Under the NHRA, the fiscal gap facing New South Wales is estimated to decline by 0.6 per cent of GSP by 2050-51.

Budget Statement 2012-13	6 - 17

New South Wales also signed the new NP on National Mental Health Reform. This agreement – providing $58 million to New South Wales over five years to 2015-16 – aims to provide better access to supported accommodation for people with severe and persistent mental illness and complex care needs.

Under the Health and Hospitals Fund New South Wales will receive $118 million to fund key infrastructure projects such as the Lismore Base Hospital redevelopment ($60 million) and Kempsey District Hospital Redevelopment Stage 1 ($40 million).

Transport

Total transport NP payments are $4.6 billion over the four years to 2015-16 (including payments from the Building Australia Fund component of the NP on the Nation Building Plan for the Future). This is for investment in both road and rail funding across the State. Most of the funds are being provided under the NP on the Nation Building Program 2009-2014.

Total transport NP funding peaked in 2011-12 at $2.3 billion (including $1 billion for transport provided under the NP on the Nation Building Plan for the Future) mainly as a result of the Australian Government bringing forward $690 million of funding from 2012-13 for the Hunter Expressway and three Pacific Highway projects.

The profile of funding over the budget and forward years has changed substantially since the 2011-12 Budget due to the rephrasing of federal payments. Box 1.2 in Chapter 1 provides further information on funding for the Pacific Highway.

6.4 COAG Reform Agenda – Looking Ahead

In addition to the major new funding agreements outlined above, COAG has continued to work on schools funding, not-for-profit reform, competition and regulatory reform including the seamless national economy and sustainability and urban liveability. A significant focus in 2012 is the development of a National Disability Insurance Scheme.

National Disability Reform

On 10 August 2011, the Productivity Commission (PC) reported that Australia's disability services system was underfunded, unfair, fragmented and inefficient. It recommended creating a National Disability Insurance Scheme (NDIS) to support Australians with significant, ongoing disability.

6 - 18	Budget Statement 2012-13

The Commission also recommended that the ‘Australian Government should be the single funder of the NDIS’,8 after seeking offsets from the states for own-state revenue that would no longer be spent on disability. This recognises the Australian Government’s unique capacity to raise efficient and sustainable taxes of the magnitude required and that ‘state and territory governments have relatively limited tax options for raising any significant additional revenue’.9

COAG has agreed on the need for major reform of disability services and will be discussing funding options from mid-2012, recognising that governments must reach agreement on funding to enable design and implementation work to be finalised.

The Australian Government Actuary considers the PC’s recommended national scheme will cost about $15 billion dollars a year, an increase of about $8 billion nationally a year over current spending by all governments ($2.5 billion additional costs in New South Wales if the Commonwealth does not provide the additional funding). The PC recommended that the scheme be slowly rolled out, with pilot sites operating from July 2014, followed by a national rollout from July 2015 for select groups and full implementation from July 2018.

The NSW Treasurer and NSW Minister for Disability Services are members of the Select Council on Disability Reform, charged with considering the overall design, funding, governance and implementation of an NDIS. The Select Council did not consider the important issues of funding and governance in any detail before the Australian Government’s announcement in its May 2012 Budget that it would like a scheme to commence from 1 July 2013.

Table 6.9:	National Disability Insurance Scheme Estimated Costs and Funding

	2011-12	2012-13	2013-14	2014-15	2015-16
	$m	$m	$m	$m	$m
Productivity Commission estimates of:
Total NDIS	10	50	548	1,224	4,416

Offsets from savings in existing Federal and State spending	—	—	—	331	2,014

Net cost	10	50	548	893	2,402

Australian Government 2012-13 Budget funding	—	84	234	345	363

[8]	Productivity Commission (PC), Disability Care and Support, Report No. 54, Canberra, 2011, p. 690.
[9]	PC, 2011, p. 655.

Budget Statement 2012-13	6 - 19

The NSW Government supports an NDIS on the understanding that, as proposed by the PC, the Australian Government is best placed to finance the entire costs of an NDIS. The NSW Government, with the other states and territories, will continue to discuss constructively the funding, governance and benefits design options for a scheme with the Australian Government.

6.5 Working Cooperatively Across the Federation

In addition to the national agenda under COAG, NSW also is pursuing reform through closer working ties with other States and Territories.

Recognising their similar economic and demographic profiles New South Wales and Victoria signed the Interstate Reform Partnership in December 2011. The Partnership is focussed on advancing a joint reform agenda including promoting economic growth and competitiveness, make it easier to do business in both States, and putting downward pressure on the cost of living and the cost of running a business.

New South Wales will also continue to work closely with other States such as Queensland, South Australia and the Australian Capital Territory to further reforms of mutual interest.

6 - 20	Budget Statement 2012-13

Chapter 7:	Liability Management

•

General government net debt is forecast to increase from 1.8 to 3.0 per cent of GSP in 2011-12. This increase is due to borrowings to fund capital expenditure and the transfer of an additional $4.6 billion, including electricity sale proceeds of $3.8 billion to fund superannuation.

•	General government net financial liabilities are forecast to rise to 14.3 per cent of GSP in June 2012 and then fall to 10.6 per cent by June 2016.

•

Net debt will increase to June 2016 to fund infrastructure investment. The value of unfunded superannuation liabilities in 2012 reflects record low interest rates and is forecast to fall as interest rates rise to more normal levels.

•	Interest expenses are around 3 per cent of revenue throughout the forward estimates period, well below previous levels in the late 1990’s.

•	Insurance liabilities are forecast to rise by $1.5 billion in the four years to June 2016. Insurance assets exceed liabilities.

•

The adoption of superannuation international accounting standards reporting does not reflect the underlying economic value of superannuation liabilities and results in trend comparisons being misleading.

•

A revised accounting standard, effective 2013-14, will adversely affect Budget results, potentially increasing reported expenses by up to $1 billion a year. During 2012-13, consideration will be given to options for dealing with changing superannuation accounting standards.

•	The Standard and Poor’s ratio is expected to increase to 118 per cent in June 2012 and then fall back and stabilise slightly above 110 per cent.

7.1 Introduction

The strength of State finances is measured by the fiscal outcomes for each year and the accumulated financial position from prior years. The balance sheet measures the accumulated impact of past decisions at a point in time as well as the impact of current budget settings.

Net financial liabilities measure gross debt, unfunded superannuation, insurance and other financial liabilities, after deducting the value of cash, investments and other financial assets.

Net debt measures borrowings, finance leases, deposits and advances received less the value of cash, investments at fair value and advances paid. Prior to the introduction of full accrual accounting, net debt was the most widely used indicator of the strength of State finances.

Budget Statement 2012-13	7 - 1

Unfunded superannuation liabilities (superannuation provisions) represent the difference between the gross value of defined benefit liabilities and the value of financial assets held against these liabilities. Superannuation fund income is provided from employer and employee contributions and investment returns. Employer funding is based on the Fiscal Responsibility Act target of fully funding superannuation liabilities by 2030.

7.2 Net Debt and Net Financial Liabilities

General Government Sector

General government sector liabilities largely consist of gross borrowings, net unfunded superannuation and insurance liabilities. Financial assets are held by the State to fund and manage these liabilities, particularly for insurance, and by State Super for superannuation.

Table 7.1 sets outs details on net debt and net financial liabilities for this sector.

Table 7.1:	General Government Sector – Net Debt and Net Financial Liabilities

	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015	June 2016
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m
Financial Liabilities
Gross Debt
Finance leases	1,966	2,145	2,548	2,580	2,540	3,155	3,141	3,135
Other borrowings	14,696	16,929	19,982	24,096	27,577	31,199	33,384	34,635
Deposits	72	78	1,378	1,213	1,069	944	836	741
Advances received	835	807	770	756	730	702	683	692
Superannuation provisions(a)	29,409	32,722	32,333	38,705	31,266	26,660	25,197	24,919
Insurance claims(b)	7,017	7,463	7,889	8,264	8,621	8,990	9,382	9,795
Other provisions	947	1,113	1,157	1,255	1,206	1,207	1,261	1,313
Leave entitlements	7,247	7,893	8,258	8,605	8,065	7,673	7,503	7,425
Other employee provisions	163	178	201	229	221	217	219	231
Tax liabilities(c)	927	850	707	690	712	730	779	797
Payables and other liabilities	5,935	6,206	6,484	6,337	6,099	6,107	5,991	5,993

	69,214	76,384	81,707	92,731	88,108	87,585	88,375	89,677

Financial assets
Cash/Cash Equivalent Assets	3,350	3,071	8,258	4,335	3,930	4,077	4,160	4,353
Financial Assets (Fair Value)	5,271	6,823	7,577	9,281	9,287	10,215	11,054	11,779
Advances paid	778	904	891	1,137	1,198	1,209	1,227	1,262
Tax assets(c)	4,994	5,985	5,771	5,251	5,203	5,368	5,389	5,514
Receivables	5,557	6,211	5,785	5,819	6,018	5,959	5,819	5,888
Equity(d)	1,050	1,219	1,336	1,400	1,311	1,347	1,376	1,416

	21,001	24,214	29,618	27,224	26,947	28,176	29,024	30,212

Net Debt	8,170	9,161	7,952	13,892	17,502	20,499	21,603	21,808

% of GSP	2.1	2.2	1.8	3.0	3.6	4.1	4.1	3.9

Net Financial Liabilities	48,213	52,170	52,089	65,507	61,161	59,409	59,351	59,465

% of GSP	12.3	12.7	11.9	14.3	12.8	11.8	11.2	10.6

(a)	Superannuation estimates are based on the current AASB 119 accounting standard.
(b)	Insurance liabilities are not disclosed separately in the general government balance sheet in Chapter 9. Instead, these liabilities are either classified under Employee provisions or under Other provisions.
(c)	Tax assets and liabilities reflect public trading enterprise (PTE) transactions and obligations under the National Tax Equivalent Regime and are eliminated in consolidated whole-of-government accounts.
(d)	Excludes equity investment in other sectors.

7 - 2	Budget Statement 2012-13

In 2011-12, net financial liabilities are forecast to rise by $13.4 billion to $65.5 billion. This is largely due to a $6.4 billion increase in unfunded superannuation liabilities and a $5.9 billion increase in net debt.

The increase in unfunded superannuation liabilities largely reflects a valuation adjustment of $9 billion offset by the transfer of additional funding to State Super, including $3.8 billion in electricity proceeds. The size of this valuation adjustment is due to record low interest rates. In June 2011 a discount rate of 5.28 per cent was used to value liabilities. Budget estimates for June 2012 assume a discount rate of 3.79 per cent. The reduction in this discount rate significantly increases the valuation of unfunded superannuation liabilities.

The increase in net debt is partly due to ongoing increases in borrowings to fund capital expenditure. It also reflects a one-off transfer in 2011-12 of $3.8 billion in cash from electricity transaction proceeds to fund superannuation, which provides a higher overall benefit to the State than repaying borrowings.

Over the four years to June 2016, net financial liabilities are forecast to fall by $6.0 billion. This reflects a $13.8 billion reduction in unfunded superannuation liabilities, and a $7.9 billion increase in net debt. The increase in net debt results from additional borrowings to fund capital expenditure, and does not take account of any prospective proceeds from future port and electricity generation transactions. The fall in unfunded superannuation liabilities is largely due to forecast increases in the discount rate used to value superannuation liabilities from their current record lows.

Insurance claims are forecast to rise by $1.5 billion over the next four years. Leave liabilities are forecast to fall by $1.2 billion, and include the impact of redundancies and the government’s new policy on capping the level of accrued annual leave.

Table 7.2 shows that the ongoing increase in net debt is providing around 30 per cent of funding for general government sector capital expenditure. Operating surpluses have funded 49 per cent of capital expenditure in the past four years and are forecast to fund 60 per cent of capital expenditure in the next four years.

Table 7.2:	General Government Sector – Capital Program Funding Sources

	4 Years to June 2012		4 Years to June 2016		Change
	$m	%	$m	%	$m
Capital Expenditure	25,558		25,971		413
Funded by:
Net Operating Balance (net of depreciation)	12,398	49%	15,621	60%	3,223
Sale of non-financial assets(a)	1,867	7%	1,988	8%	121
Increase in Net Debt	8,229	32%	7,916	30%	(313)
Accruals/Provisions/Other	3,064	12%	446	2%	(2,618)

Total Sources of Funding	25,558	100%	25,971	100%	413

(a)	Excludes sales of businesses

Budget Statement 2012-13	7 - 3

As a percentage of gross state product, net debt is forecast to peak at 4.1 per cent in 2014 and 2015 before falling to 3.9 per cent in June 2016. Net financial liabilities are forecast to peak at 14.3 per cent in June 2012 before falling to 10.6 per cent by June 2016.

Borrowings for the general government sector are undertaken by NSW Treasury Corporation (TCorp). Most general government sector borrowings by TCorp are made on behalf of the Crown Finance Entity (CFE) and are used to manage operating cash flows and to finance general government sector capital expenditure and capital grants to the public trading enterprise (PTE) sector.

Chart 7.1 illustrates the extent of fall in bond yields in 2011-12. This fall has allowed TCorp to borrow long term at historically favourable rates, and to refinance existing debt to assist liquidity management and reduce debt costs. To take advantage of favourable rates, borrowings have been undertaken to fund additional State Super employer contributions and $1.2 billion has been pre-borrowed in 2011-12.

Chart 7.1:	NSW, Queensland and Commonwealth 10 Year Bond Yields-2010 to 2012

The fall in bond yields also highlights the benefit of maintaining a AAA credit rating. From January 2011 to May 2012, Commonwealth 10 year bonds yields fell from over 5.5 per cent to less than 3 per cent. TCorp 10 year bond yields also fell substantially, from more than 6 per cent to 4 per cent. Queensland bond yields, which are rated at AA+, also fell but by significantly less than the reduction in NSW bond yields.

7 - 4	Budget Statement 2012-13

Interest expenses are forecast to increase over the forward estimates, rising from $1.6 billion in 2011-12 to $2.2 billion in 2015-16. Nevertheless, interest expenses remain around 3 per cent of revenue over the forward estimates period. Chart 7.2 also shows that interest expense remains well below previous levels in the late 1990’s.

Chart 7.2:	General Government Sector – Interest Expense as a Percentage of Revenue

(a)	Interest expense excludes the cost of unwinding discounts on provisions for SiCorp, Workers Compensation (Dust Diseases) Board, and other agencies.

Budget Statement 2012-13	7 - 5

Insurance

General government liabilities and assets also incorporate a number of insurance schemes. The Treasury Managed Fund (TMF) provides self insurance for workers compensation, public liability, motor vehicle insurance and property for member agencies. A series of other schemes cover a number of specific arrangements, including dust diseases and emergency services.

Table 7.3 shows insurance assets and liabilities for the general government sector. The insurance schemes are generally fully funded and asset balances take into consideration the possibility of poor investment returns, deteriorating claims experiences and the potential impact of reinsurance shortfalls.

Table 7.3:	General Government Sector – Insurance Asset and Liability Estimates

	June 2011	June 2012	June 2013	June 2014	June 2015	June 2016
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m
Outstanding Claim Liabilities
Treasury Managed Fund	5,086	5,575	5,995	6,421	6,851	7,293
Dust Diseases	1,682	1,685	1,688	1,688	1,685	1,679
WorkCover Authority (a)	127	127	126	126	126	126
HIH(b)	208	213	163	111	78	54
Managed and other schemes (c)	787	664	649	644	642	643

	7,889	8,264	8,621	8,990	9,382	9,795

Assets(d)
Treasury Managed Fund(e)	5,351	5,717	6,632	7,338	8,076	8,680
Dust Diseases	1,682	1,685	1,688	1,688	1,685	1,679
WorkCover Authority	188	190	189	189	191	192
HIH(b)	199	164	112	61	27	13
Managed and other schemes (c)	540	615	655	705	735	758

	7,960	8,371	9,276	9,981	10,714	11,322

(a)	This does not include liabilities under the workers compensation scheme for private sector employees.
(b)	HIH asset and liability estimates are the remaining outstanding amounts following the collapse of HIH in 2001 and the assumption of more than $700 million in insurance claims. Funding of these claims was provided by an insurance protection tax, payable by all insurance companies. Following actuarial modeling, the insurance protection tax was abolished in 2011.
(c)	Managed and other schemes include all other non-TMF schemes currently administered by SiCorp as well as the now closed Maritime Authority of NSW workers compensation fund and the Police and Fire Death and Disability schemes. The SiCorp schemes include the Transport Accident Compensation Fund, the Government Workers Compensation Account, the Pre Managed Fund Reserve, the Home Warranty Insurance Fund and the residual workers compensation liabilities assumed by the Crown from the former State Rail Authority, Rail Infrastructure Corporation and the Australian Rail Track Authority.
(d)	Gross amount of insurance assets are included in financial assets for net debt reporting purposes in accordance with Australian Bureau of Statistics standards.
(e)	TMF financial assets include investments and recoveries receivable.

7 - 6	Budget Statement 2012-13

Insurance Management

Many of the State’s public sector insurance schemes are managed by SiCorp. The TMF, the largest scheme, currently provides insurance cover for most general government sector agencies and other participating agencies. To increase the benefits of scale, the Government has decided that from 1 July 2013, the coverage will extend to all state sector agencies excluding the electricity State Owned Corporations. The TMF also covers liabilities for a number of closed schemes and for schemes transferred to the Crown.

In July 2010, SiCorp also began administering the Home Warranty Insurance Fund (HWIF) which was established following structural reforms to the NSW Home Warranty Insurance Scheme. With effect from 1 September 2011, SiCorp also began to manage HIH building insurance claims, previously administered by NSW Fair Trading.

The Workers Compensation (Dust Diseases) Board manages workers compensation claims arising from workplace-based exposure to dust.

WorkCover Authority liabilities arise from a number of specific schemes, including the Emergency and Rescue Workers and Bush Fire Fighters Compensation funds.

The NSW Police Force and NSW Fire Brigades also provide self insurance to employees under their Death and Disability schemes. These schemes provide compensation to workers who cannot continue to work, or work in their profession, due to injuries. In response to increasing liabilities and to encourage injured officers back into the workforce, legislative reforms to the Police Death and Disability scheme were introduced in 2011.

James Hardie Funding Arrangements

The Asbestos Injuries Compensation Fund Limited (AICF) administers compensation for Australian victims exposed to products manufactured by former James Hardie companies in Australia. Under the 2006 Amended and Restated Funding Agreement, James Hardie contributes up to 35 per cent of its free cash flow to the AICF each year.

Following concerns regarding the impact of the US housing downturn and the global financial crisis on James Hardie, the NSW and Australian Governments in 2009 agreed in-principle to provide on a 50/50 basis a $320 million loan facility to provide cash flow support to enable AICF to continue to pay full compensation to asbestos victims.

The loan assistance will only be called on if required for short-term funding and will be secured against reinsurance recoveries. James Hardie is still obligated to contribute to the Fund to fully meet its AICF liabilities. Resolution of a long standing dispute with the Australian Taxation Office has resulted in a large increase in the company’s free cash flow in 2011-12. As a result, the AICF is not expected to utilise the loan facility until at least 2013-14.

Budget Statement 2012-13	7 - 7

Non-financial public sector

Net debt and net financial liabilities of the non-financial public sector (NFPS) include both the general government and the public trading enterprise (PTE) sectors. Table 7.4 sets out details of net debt and net financial liabilities for the NFPS sector.

Table 7.4:	Non-financial Public Sector – Net Debt and Net Financial Liabilities

	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015	June 2016
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m
Financial Liabilities
Gross Debt
Finance leases	1,869	2,241	2,639	2,837	3,216	4,404	4,579	4,515
Other borrowings	37,895	43,256	48,272	52,573	60,079	67,520	73,604	77,435
Deposits	171	199	1,469	1,298	1,145	1,020	913	818
Advances received	836	807	770	756	730	702	683	692
Superannuation provisions(a)	30,985	34,529	34,053	41,812	33,291	27,970	26,249	25,907
Insurance claims	7,248	7,687	8,081	8,501	8,857	9,225	9,616	10,030
Other provisions	1,449	1,588	1,803	1,664	1,522	1,492	1,524	1,558
Leave entitlements	8,785	9,478	9,930	10,388	9,874	9,525	9,395	9,361
Other employee provisions	426	412	412	467	464	466	475	494
Payables and other liabilities	9,835	9,837	9,662	9,387	9,248	9,444	9,353	9,411

	99,497	110,033	117,089	129,683	128,429	131,771	136,393	140,224

Financial assets
Cash/Cash Equivalent Assets	5,496	5,620	10,653	5,481	4,916	5,048	4,840	4,959
Financial Assets (Fair Value)	6,014	7,779	9,660	11,068	10,678	11,450	12,157	12,773
Advances paid	318	438	447	649	723	746	794	858
Receivables	6,173	6,615	6,354	6,113	6,315	6,433	6,410	6,473
Equity (b)	1,051	1,304	1,343	1,408	1,319	1,355	1,384	1,424

	19,051	21,757	28,457	24,718	23,950	25,032	25,585	26,486

Net Debt	28,943	32,666	32,389	40,266	48,853	56,402	61,988	64,871

% of GSP	7.4	8.0	7.4	8.8	10.2	11.2	11.7	11.6

Net Financial Liabilities	80,446	88,276	88,632	104,965	104,478	106,739	110,808	113,739

% of GSP	20.5	21.5	20.2	22.9	21.8	21.1	20.8	20.3

(a)	Superannuation provisions forward estimates are based on the current AASB 119 accounting standard.
(b)	Excludes Equity investments in other public sector entities.

In 2011-2012, NFPS net debt is forecast to rise by $7.9 billion to $40.3 billion while net financial liabilities are forecast to rise by $16.3 billion to $105.0 billion. The increase in net debt is due to borrowing to fund capital works in the general government and PTE sectors, the transfer of cash to State Super as well as additional borrowings to fund superannuation liabilities. Offsetting this is the sale of the desalination plant which resulted in a one off reduction in debt of $1.8 billion.

The increase in net financial liabilities in 2011-12 incorporates the increase in net debt and the large increase in general government sector unfunded superannuation liabilities. In the four years to June 2016, net financial liabilities are forecast to rise by $8.8 billion to $113.7 billion. The forecast reflects higher net debt ($24.6 billion) and lower superannuation liabilities ($15.9 billion) resulting from the use of higher discount rates in line with long term forward estimate parameters. As a percentage of gross state product, NFPS net financial liabilities are forecast to peak at 22.9 per cent in June 2012, before falling to 20.3 per cent by June 2016.

7 - 8	Budget Statement 2012-13

As Table 7.5 shows, the increase in NFPS net debt is funding a growing capital program which is expected to total $61.8 billion over the four years to 2016. The table also shows that net debt is funding an increased share of capital expenditure in the next four years. Nevertheless, operating surpluses continue to be the major source of funding for past and forecast capital expenditure.

Table 7.5:	Non-financial Public Sector – Capital Program Funding Sources

	4 Years to June 2012		4 Years to June 2016		Change
	$m	%	$m	%	$m
Capital Expenditure	57,881		61,824		3,943
Funded by:
Net Operating Balance (net of depreciation)	28,637	49%	33,096	54%	4,459
Sale of non-financial assets(a)	3,230	6%	3,011	5%	(219)
Increase in Net Debt	17,661	31%	24,605	40%	6,944
Accruals/Provisions/Other	8,353	14%	1,112	2%	(7,241)

Total Sources of Funding	57,881	100%	61,824	100%	3,943

(a)	Excludes sales of businesses

Chart 7.3 shows the Standards & Poor’s (S&P) ratio, which compares net debt and unfunded superannuation with NFPS revenues. The S&P ratio rose from 98 per cent in 2010-11 to 118 per cent in 2011-12 reflecting mainly changes in the discount rate used to value superannuation liabilities. This ratio is projected to decline to 114 percent in 2012-13 and remain around this level in the forward years. The ratio remains below the 120-130 per cent band which S&P have designated as the upper limit consistent with the State’s AAA credit rating. Further business sales will also provide additional funding flexibility.

Chart 7.3:	Standards & Poor’s (S&P) Ratio

As Chart 7.4 shows, the trend in NFPS net financial liabilities to 2016 reflects falls in the general government sector, offset by increases in the PTE sector. The forecast fall in general government liabilities would return this measure to below pre 2000 levels.

Budget Statement 2012-13	7 - 9

Chart 7.4:	Non-financial Public Sector – Net Financial Liabilities

(a)	The series break in 2004-05 is due to the adoption of Australian Equivalents to International Financial Reporting Standards, which has increased the reported level of net financial liabilities, particularly for superannuation.
(b)	PTE and PFE sector equity investments are excluded from general government net financial liability measures.

Chart 7.5 shows the movement in NFPS net financial liabilities over the next four years is due to increased net debt. Other net financial liabilities fall as a share of gross state product.

Chart 7.5:	Non-financial Public Sector – Net Financial Liabilities and Net Debt

7 - 10	Budget Statement 2012-13

Total State Sector

The total state sector combines the NFPS sector with the public financial enterprise (PFE) sector. The PFE sector comprises entities that are mainly engaged in incurring financial liabilities and investing in financial assets on their own account, such as NSW Treasury Corporation (TCorp) and the Lifetime Care and Support Authority.

As Table 7.6 shows, the overall value of non financial assets is forecast to continue to rise over time. This increase reflects the impact of ongoing capital expenditure in the general government and PTE sectors, as reflected in Table 7.5.

While the level of net debt of the NFPS and total state sector are similar, the total state sector has significantly higher levels of gross borrowings and financial assets.

The difference in gross borrowings is largely due to valuation differences between the sectors in accordance with AASB 139. NFPS borrowings are based on amortised cost and total state sector borrowings are based on fair value.

The difference in financial assets levels between the NFPS and total state sector is due to financial assets held by TCorp and the Lifetime Care and Support Authority.

Net Worth measures the value of all financial and non financial assets, less the value of financial liabilities. From 2009 to 2011, Net Worth increased by $22.7 billion. In 2011-12 Net Worth fell by $16.4 billion. The reduction in Net Worth in 2011-12 is due to changes in the discount rate used to measure superannuation liabilities and a write down in the value of land under roads. From 2012 to 2016 Net Worth is forecast to rise by $33.7 billion.

Budget Statement 2012-13	7 - 11

Table 7.6:	Total State Sector – Net Debt Net Financial Liabilities and Net Worth

	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015	June 2016
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m
Financial Liabilities
Gross Debt
Finance leases	1,869	2,241	2,639	2,837	3,216	4,404	4,579	4,515
Other borrowings	48,162	57,037	59,353	62,227	70,989	78,471	84,607	88,485
Deposits	182	206	1,858	1,687	1,534	1,409	1,302	1,208
Advances received	835	805	770	756	726	699	679	688
Superannuation provisions(a)	30,986	34,530	34,054	41,813	33,292	27,971	26,250	25,908
Insurance claims	7,874	8,729	9,528	10,395	11,205	12,059	12,963	13,911
Other provisions	1,450	1,590	1,806	1,666	1,524	1,494	1,526	1,561
Leave entitlements	8,787	9,480	9,932	10,390	9,883	9,534	9,404	9,370
Other employee provisions	429	415	416	470	469	471	480	499
Payables and other liabilities	9,626	9,268	9,491	9,154	8,958	9,106	8,959	8,964

	110,200	124,297	129,845	141,396	141,797	145,621	150,751	155,110

Financial assets(b)
Cash/Cash Equivalent Assets	5,533	6,299	11,758	6,542	6,046	6,321	6,214	6,460
Financial Assets (Fair Value)	15,760	20,209	19,987	20,416	21,727	22,962	24,220	25,424
Advances paid	317	434	447	649	720	742	790	854
Receivables	7,223	6,752	6,763	6,583	6,786	6,899	6,869	6,931
Equity	1,051	1,305	1,343	1,408	1,319	1,355	1,384	1,424

	29,883	34,999	40,299	35,598	36,597	38,279	39,477	41,093

Non financial assets	220,931	242,190	252,831	252,690	262,472	275,149	285,905	294,591

TOTAL ASSETS	250,814	277,189	293,132	288,286	299,069	313,428	325,382	335,684

NET WORTH	140,614	152,892	163,287	146,890	157,272	167,807	174,631	180,574

Net Debt	29,437	33,345	32,428	39,900	47,973	54,959	59,943	62,158

% of GSP	7.5	8.1	7.4	8.7	10.0	10.9	11.3	11.1

Net Financial Liabilities	80,316	89,298	89,547	105,798	105,200	107,342	111,274	114,017

% of GSP	20.5	21.7	20.4	23.0	21.9	21.3	20.9	20.4

(a)	Superannuation provisions forward estimates are based on the current AASB 119 accounting standard.
(b)	Some assets included in Table 7.6 are held by the State on behalf of other parties and are therefore offset by an equal liability. Other assets managed by State agencies, such as the NSW Trustee and Guardian, are not included in Table 7.6 as they are managed by trusts on behalf of clients outside the NSW public sector.

7 - 12	Budget Statement 2012-13

7.3 Unfunded Superannuation

General Government Superannuation Arrangements

Less than 20 per cent of the NSW public sector workforce are now members of defined benefit schemes. Since 1992, employees have been members of defined contribution (accumulation) schemes, where the final retirement benefit reflects contribution levels and accumulated investment earnings on the contributions.

Public sector defined benefit schemes are mainly covered by the SAS Trustee Corporation (State Super). They include the State Superannuation Scheme (SSS), Police Superannuation Scheme (PSS), State Authorities Superannuation Scheme (SASS) and the State Authorities Non-Contributory Superannuation Scheme (SANCS).

While all of these schemes have been closed to new members for some time, substantial pension and lump sum entitlements are still due to be paid when existing members cease employment over the next few decades. These entitlements are treated as liabilities, and the assets used to fund them are deducted to estimate unfunded superannuation liabilities.

Most of State Super’s unfunded superannuation liabilities are in the general government sector. PTE agencies fund their own superannuation, and unfunded liabilities are much smaller. General government sector funding is based on fully funding all schemes by 2030.

Other public sector schemes are dedicated to specific activities and consist of the Judges’ Pension Scheme (JPS), the Parliamentary Contributory Superannuation Fund (PCSF) and in the PTE sector the Energy Industries Superannuation Scheme (EISS). Apart from the JPS and defined contributions component of EISS, these schemes are also closed to new members.

The PCSF has its own trustee and funding arrangement. The JPS is currently administered by the Department of Attorney General and Justice. The JPS was previously funded to meet member entitlements as they fall due. Funding rates were increased in 2011 to develop a pool of assets in order to fully fund the JPS by 2030. These investments are managed by TCorp under arrangements with the Liability Management Ministerial Corporation.

The current low level of interest rates has made it more attractive for the government to place proceeds from the sale of electricity assets, including interest, of $3.8 billion with State Super rather than repay debt. As a consequence, an additional $4.6 billion will be invested with State Super in the 2011-12 financial year, including $800 million in additional Crown employer contributions.

Some university staff are also members of State Super’s defined benefit schemes. Actuarial forecasts estimate that funding reserves for universities held will start to be depleted in the next 4-6 years. Negotiations have commenced with the Commonwealth Government to reach an agreement on superannuation funding arrangements.

Budget Statement 2012-13	7 - 13

Superannuation Liabilities

The value of defined benefit superannuation liabilities is based on the present value of accrued entitlements. This value is based on Commonwealth 10 year bond yields, forecasts of salary growth, CPI increases, retirement rates and benefit payments. Table 7.7 sets out details on the estimation and calculation of liabilities.

Table 7.7:	General Government Sector – Superannuation Liabilities (Current AASB 119 Basis)

	June 2011	June 2012	June 2013	June 2014	June 2015	June 2016
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m

Gross Liability - Opening value	56,909	57,691	67,197	59,426	54,352	52,222
Current Service Costs	645	604	547	433	343	288
Interest Expense	2,805	2,827	2,378	2,651	2,792	2,796
Employee Contributions	364	351	310	255	210	165
Benefit Payments and other items	(2,587)	(3,352)	(4,177)	(4,293)	(4,476)	(4,596)
Actuarial Gains and Losses	(447)	9,075	(6,829)	(4,119)	(999)	257

Gross Liability - Closing Value	57,691	67,197	59,426	54,352	52,222	51,132

Falling current service costs and rising benefit payments are due to higher retirement rates by scheme members. Large and ongoing valuation changes in gross liabilities are mainly due to discount rate changes from year to year which are treated as an actuarial gain or loss.

Apart from discount rate changes, the assumptions and factors underlying liability estimates are subject to detailed actuarial review and assessment every three years. The current triennial actuarial review for State Super is due to be completed by December 2012 and will include assessment of scheme and employer funding levels and contribution rates as well as underlying asset and liability estimates.

Past triennial actuarial reviews estimated liabilities in accordance with AAS 25 (Australian Accounting Standard 25 Financial Reporting by Superannuation Plans). Generally known as the actuarial funding basis, AAS 25 uses the forecast long-term fund earning rate as the discount rate for estimating the present value of liabilities. AAS 25 is also used to evaluate whether liabilities will be fully funded by 2030.

Before 2006, State Budget liabilities were also estimated under the actuarial funding basis. Since then, liabilities are required to be estimated under the AASB 119 Employee Benefits international accounting standard, also known as the reporting standard or reporting basis.

Under AASB 119, a floating discount rate, based on Commonwealth long-term government bond yields as at 30 June each financial year, is used to estimate the present value of liabilities. Bond discount rate fluctuations lead to major variations in liability estimates over time.

7 - 14	Budget Statement 2012-13

For 2012 and the forward years, liability estimates under AASB 119 are based on ongoing long term interest rates changes, with bond yields forecast to fall from 5.28 per cent in June 2011 to 3.79 per cent in June 2012 and then rise to 4.81, 5.58 and 5.83 per cent in the next three years.

Unfunded Superannuation Liability Forecasts and Accounting Standards

The margin between liabilities and assets represents the level of unfunded superannuation liabilities in defined benefit schemes. As bond rates are generally lower than fund earning rates, the reported value of liabilities and unfunded liabilities under AAS 119 are higher than AAS 25 estimates, as shown in Table 7.8.

Table 7.8:	General Government Sector – Superannuation Liabilities Accounting Reporting and Actuarial Funding Basis Estimates

	June 2011	June 2012	June 2013	June 2014	June 2015	June 2016
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m
Budget Forecast current AASB 119 Funding Basis
Superannuation liabilities	57,691	67,197	59,426	54,352	52,222	51,132
Superannuation assets	25,358	28,491	28,159	27,691	27,024	26,213

Unfunded superannuation liabilities	32,333	38,705	31,266	26,660	25,197	24,919
Actual/Forecast floating discount rate %(a)	5.28	3.79	4.81	5.58	5.83	5.83

Constant discount rate alternative
Superannuation liabilities	53,383	53,806	53,556	53,051	52,222	51,132
Superannuation assets	25,358	28,491	28,159	27,691	27,024	26,213

Unfunded superannuation liabilities	28,025	25,315	25,398	25,360	25,198	24,919
Constant Discount rate % (a)	5.83	5.83	5.83	5.83	5.83	5.83

Difference to Budget forecast	4,308	13,391	5,870	1,301	…	…

Actuarial funding basis (AAS 25)
Superannuation liabilities	41,472	42,076	42,044	41,785	41,223	40,417
Superannuation assets	25,358	28,491	28,159	27,691	27,024	26,213

Unfunded superannuation liabilities	16,114	13,585	13,885	14,094	14,199	14,204
Funding basis Discount rate %	8.60	8.60	8.60	8.60	8.60	8.60

Difference to Budget forecast	16,218	25,121	17,382	12,567	10,999	10,715

(a)	Forecast/constant discount rates used by Mercer are based on 10 year Australian Government Bond yields, converted to annual effective rates to recognise that liabilities have a longer term than 10 years.

The use of AASB 119 effectively overstates the value of liabilities, as it does not recognise the increased capacity for growth-based asset portfolios to fund entitlements over time. AASB 119 may be appropriate if liabilities are totally unfunded, or funded only by bonds or similar investments. Earnings would then be limited to interest-based returns and relatively high employer contributions would be needed to pay member benefits over time. However, State Super invests in a diversified growth portfolio, where long-term investment history shows the average earnings on equity and property assets are much higher than fixed interest-based portfolios, reflecting the existence of an equity risk premium. Over time, with higher earnings, asset levels will be higher and lower cash employer contributions will be needed to pay benefits.

Budget Statement 2012-13	7 - 15

The actuarial funding basis forecasts that State Super will earn 8.6 per cent on its current asset base. State Super is also looking for opportunities to invest in high yielding NSW infrastructure assets.

Under AASB 119, volatile bond rates, especially when there are global uncertainties that give rise to unprecedented demand for AAA rated securities, also lead to large movements in actuarial gains and losses. These movements result in volatility in liability estimates and make it difficult to compare underlying changes over time. The impact of the volatility can be seen by comparing the Budget forecasts with alternative forecasts based on a constant bond yield of 5.83 per cent. It also makes clear that volatility distorts funding effects, as the liability under AAS 119 rose, despite additional investment of more than $5 billion into superannuation in 2011-12.

On a funding basis, unfunded superannuation liabilities for 2012 are $13.6 billion, some $25 billion lower than the AASB 119 estimate. Whilst AASB 119 forecasts for 2012 show a $6.4 billion increase, a funding basis calculation shows a reduction of $2.5 billion.

The impact of revised superannuation accounting standards

The AASB 119 standard will be replaced in Australia with a revised standard, the International Accounting Standard 19, Employee Benefits (IAS 19) which will apply for the year ending 30 June 2014 onwards. IAS 19 requires earnings on dedicated superannuation assets to be calculated using the same bond yield used to value superannuation liabilities. That is, the forecast long term earnings rate would no longer be used to calculate net expenses. Earnings and therefore the net operating balance – the key financial measure for the NSW budget and other state budgets – will also fall.

The impact on the NSW budget is highly material because of the large asset portfolio held by State Super. The budget result is estimated to worsen by up to $1 billion per annum if bond yields replaced the 8.6 per cent earning rate used to calculate the return on fund assets. Currently the Commonwealth Government 10 year bond yield is well below 3.5 per cent.

There has been a concern amongst Australian jurisdictions for a considerable time that a discount rate based on bond yields at a single point in time can give inappropriate and perverse outcomes. For example, concerns about Greece’s solvency have caused the country’s bond yields to increase significantly, but under AASB 119 this increase would materially reduce the value of their superannuation liabilities. At the same time, Australian Government bond yields have fallen due to foreign investors seeking AAA rated securities. This reduction in bond yields increased liability estimates and bears little relevance to the underlying economic status of the liabilities.

7 - 16	Budget Statement 2012-13

NSW Treasury has approached the Australian Accounting Standards Board requesting that it expedite a proposed review of employee liability valuation by the International Accounting Standards Board. The reply indicated that no review would occur and that the revised standard would be adopted from 2013-14. Accordingly, during 2012-13, consideration will be given to options for dealing with changes to superannuation accounting standards.

Superannuation Assets and Funding Arrangements

Superannuation assets are valued on a market value basis. Taking this into account, employer contributions are set to meet benefit payments and to build sufficient assets over time to fully fund superannuation liabilities by 2030 in accordance with the Fiscal Responsibility Act.

The large increase in assets for the year ending June 2012 reflects the contribution of $5.3 billion (after tax). This amount consists of normal employer contributions, $3.8 billion in electricity sale proceeds and $800m in additional Crown employer contributions.

In the four years to 2016, contribution rates and the expected return on fund assets are generally less than forecast benefit payments, leading to ongoing falls in forecast asset values due to the retirement of “baby boomer” members. Details on the movement in assets are shown in Table 7.9.

Table 7.9:	General Government Sector – Superannuation Assets

	June 2011	June 2012	June 2013	June 2014	June 2015	June 2016
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m

Gross Assets - Opening Value	24,187	25,358	28,491	28,159	27,691	27,024
Employee contributions	364	351	310	255	210	165
Contributions from employers	1,423	5,278	1,358	1,425	1,497	1,573
Actual/Expected return on fund assets	1,970	855	2,177	2,146	2,102	2,046
Benefit payments and other items	(2,587)	(3,352)	(4,177)	(4,293)	(4,476)	(4,596)

Gross Assets - Closing Value	25,358	28,491	28,159	27,691	27,024	26,213

Table 7.9 also shows that if a pay-as-you-go approach to funding had been adopted, and the schemes were left unfunded, current employer and employee contributions would now need to at least equal benefit payments of over $4 billion per annum.

Due to past cash funding and accrued investment earnings over time, the current level of employer contributions is now up to $3 billion per annum below the level of cash benefits paid to members. Funding arrangements are reviewed every three years following the release of the triennial actuarial review, and will be reviewed following completion of the current triennial review in December 2012.

Providing funding for superannuation helps reduce the potential longer term cost of superannuation to taxpayers, as investment returns generally exceed the cost of debt and provide a source of funding for future liabilities.

Budget Statement 2012-13	7 - 17

Funding also provides a degree of intergenerational equity. Providing some funding for liabilities as they are incurred reduces the level of funding needed to meet liabilities when they fall due.

Unfunded Superannuation Liability Forecasts and Budget Estimates

Table 7.10 shows the relative impact of cash funding, expenses and actuarial gains and losses on changes in unfunded liabilities.

The impact of actuarial gains and losses are largely based on ongoing changes in interest rates, particularly between June 2011 and June 2012 as interest rates fall from 5.28 per cent to a forecast 3.79 per cent. This difference is the largest single contributor to the increase in unfunded liability estimates, and exceeds the impact of reduced investment returns and increased contributions.

In the forward estimates, interest costs and current services costs (the increase in accrued scheme liabilities arising from employee services over a year) are lower than cash payments. This difference, combined with actuarial gains from rising interest rates, is leading to ongoing falls in the level of unfunded liabilities in the forward estimate years.

Table 7.10:	General Government Sector – Superannuation Liabilities, Expenses and Cash Flows

	June 2011	June 2012	June 2013	June 2014	June 2015	June 2016
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m
OPERATING STATEMENT
Interest on obligations	2,805	2,827	2,378	2,651	2,792	2,796
Expected return on assets	(1,970)	(1,944)	(2,177)	(2,146)	(2,102)	(2,046)

Superannuation interest cost	835	882	201	505	690	750
Current Service Cost	645	604	547	433	343	288
Defined contribution scheme costs	1,565	1,669	1,799	1,921	2,068	2,274
Other superannuation	2,210	2,272	2,346	2,354	2,411	2,561
Actuarial Losses/(Gains)	(447)	10,164	(6,829)	(4,119)	(999)	257
Total net operating cost	2,598	13,319	(4,282)	(1,260)	2,102	3,569
CASH FLOW
Net cash funding-defined benefits	1,423	5,278	1,358	1,425	1,497	1,573
Defined contribution scheme payments	1,565	1,669	1,799	1,921	2,068	2,274
Total payments for superannuation	2,988	6,948	3,157	3,346	3,565	3,845
BALANCE SHEET
Unfunded Liabilities	32,333	38,705	31,266	26,660	25,197	24,919
Change in unfunded Liabilities	(389)	6,372	(7,438)	(4,607)	(1,462)	(278)

7 - 18	Budget Statement 2012-13

Chapter 8:	Public Trading Enterprises

•	SOC capital expenditure is being better targeted to reduce pressure on the cost of living.

•	The commercial PTE investment program will moderate across the forward estimates period, with capital investment expected to peak at $5.7 billion in 2012-13.

•

Capital expenditure by commercial PTEs over the period 2011-12 to 2014-15 is expected to be $2.2 billion lower than forecast in last year’s Budget. By contrast, transport investment will increase the non-commercial sector’s capital program by $456 million for the comparable period.

•

Net debt in the commercial PTE sector is forecast to increase more slowly than expected last Budget, reaching $38.4 billion by June 2016. Borrowings by the electricity and water sectors form the bulk of the increase.

•	Commercial PTEs will contribute $2.3 billion in dividends and income tax equivalent payments to the Budget in 2012-13, with this figure declining to $2.1 billion by 2015-16.

•

Electricity distribution dividends and taxes decline from 2013-14 reflecting the expected impact of Commonwealth’s carbon pricing regime. Water sector dividends and taxes are lower across the forward estimates than forecast last Budget, predominantly reflecting the draft regulatory determination for Sydney Water prices from 1 July 2012.

•	In accordance with the Government’s election commitment, total electricity dividends are below those forecast by the previous Government.

•

The long-term lease of the Sydney desalination plant was successfully concluded on 1 June 2012, following a highly competitive international bid process. The transaction achieved proceeds well above book value allowing for the repayment of debt and funds to be made available for Restart NSW.

•

Other major reforms in the commercial PTE sector include the planned sale of generator assets as well as the sale or lease of the Cobbora coal mine development; long-term lease of Port Botany and Port Kembla; as well as integration of electricity distribution businesses to deliver cost and capital efficiencies. A new entity is to be formed from Landcom and the Sydney Metropolitan Development Authority to manage and coordinate urban renewal in complex and strategic sites.

•	The non-commercial sector forecasts a modest improvement in financial performance over the forward estimates, after a deficit in 2012-13 caused by housing sector transfers.

•	Non-commercial PTE net debt is expected to rise to $4.6 billion in 2015-16, dominated by funding of rail expenditure, particularly the South West and North West Rail Links.

•

The Government has reached agreement with Reliance Rail to restructure complex financing arrangements to support the continuing delivery of the Waratah trains. Other reforms in the non-commercial sector include: the restructure of RailCorp and private operation of Sydney Ferries.

8.1 Introduction

The public trading enterprise (PTE) sector comprises a range of commercial and non-commercial government businesses providing major economic services.

Budget Statement 2012-13	8 - 1

Commercial PTEs receive most of their income from customers. They are able to finance their operations and capital expenditure from the revenue they generate and borrowings. Commercial PTEs include State Owned Corporations (SOCs) governed by the State Owned Corporations Act 1989 (SOC Act) and include government businesses in the electricity, water, ports and property sectors.

Non-commercial PTEs include government businesses providing public transport and social housing. They receive Budget funding to meet policy objectives agreed with the Government as income from customers is insufficient to meet operating expenses and/or capital expenditure.

Table 8.1:	Commercial and Non-commercial PTEs

Commercial PTE		Non-commercial PTE
State Owned Corporations	Other PTEs	City West Housing Pty Ltd
Ausgrid	Cobbora Holding Company Pty Ltd	NSW Land and Housing Corporation
Essential Energy	Sydney Catchment Authority	Teacher Housing Authority
Endeavour Energy	Zoological Parks Board	State Transit Authority
Transgrid	Waste Assets Management Corporation	Country Rail Infrastructure Authority
Delta Electricity	Forests NSW	Rail Corporation New South Wales
Eraring Energy	Parramatta Stadium Trust	Transport Construction Authority
Macquarie Generation	Sydney Cricket Ground and Sports Ground Trust	Sydney Ferries
Sydney Water Corporation	Sydney Opera House	Public Transport Ticketing Corporation
Hunter Water Corporation	Illawarra Venues Authority
State Water Corporation	Sydney Harbour Foreshore Authority
Sydney Ports Corporation	Hunter Region Sporting Venues Authority
Newcastle Port Corporation	Venues NSW
Port Kembla Port Corporation
Landcom

This chapter adopts the approach of the NSW Commission of Audit Interim Report: Public Sector Management, which suggested that the commercial and non-commercial PTE sectors should be considered separately because of the differing extent of self-funding between the sectors and different approach to decision making on investment.

8 - 2	Budget Statement 2012-13

8.2 Commercial Sector PTEs

The commercial PTE sector is dominated in terms of scale by the SOCs, which have objectives under the SOC Act that include to: be a successful business; operate at least as efficiently as any comparable business; and maximise the net worth of the State’s investment. Other commercial PTEs do not operate under the SOC Act but are still expected to be self-funding.

Commercial PTEs are user-funded businesses that levy charges for their services. In industries where there is insufficient competition, such as in the energy distribution and transmission and urban and rural water sectors, prices for major economic services are established by independent regulators. The regulatory process protects consumers of these services from monopoly pricing, inefficient investment and excessive costs.

The energy generation and ports businesses, as well as Landcom and Forests NSW, operate in more competitive environments with market based prices.

The Government represents the people of New South Wales as shareholder of commercial PTE businesses, which includes SOCs. The book value of the Government’s equity investment in the commercial PTE sector is estimated at $26.4 billion in June 2012 and is forecast to grow to $29.6 billion by June 2016.

As shareholder, the Government expects an appropriate return on its investment. Dividends received are used to fund core government services that would otherwise need to be funded through higher taxes. In addition to dividends, SOCs make income tax equivalent payments to the State to provide competitive neutrality with private sector competitors.

The Government has made a commitment in the NSW 2021 State Plan to improve the performance of PTEs, including enhancing board capability, benchmarking performance and providing greater transparency and accountability of financial results. The Plan also targets reduced pressure on the cost of living, in particular through moderating energy costs.

Consistent with reducing cost pressures, the Government announced in April 2012 that it would extend the NSW Public Sector Wages Policy to SOCs, which limits increases in employee related expenses (including for executives and CEOs) to 2.5 per cent per annum with any additional increase to be funded by employee related cost savings. This has the potential to save $100 million a year against the total SOC wages bill of around $2.3 billion.

Budget Statement 2012-13	8 - 3

Operating performance improvement is mostly from regulated businesses

Operating performance is assessed by the adjusted net operating surplus, defined as the net operating surplus before interest, tax, depreciation and amortisation (EBITDA) and excluding capital grants revenue. This measure of PTE financial performance allows comparison of businesses’ cash profits, independent of capital structure and provides an effective performance measure of businesses within and across industries, in cases where businesses have a large amount of fixed and intangible assets and a significant amount of debt financing.

While budget-funded capital grants revenue is largely provided to fund capital programs in non-commercial sectors such as housing and transport, State Water also receives funding for a proportion of dam safety works.

Chart 8.1 shows the adjusted net operating surplus for the commercial PTE sector over the period 2008-09 to 2015-16.

Chart 8.1:	Adjusted Net Operating Surplus – Commercial PTEs

The adjusted net operating surplus for the commercial PTE sector is projected to grow from $6.0 billion in 2012-13 to $6.6 billion in 2015-16. A large proportion of this growth comes from the regulated network electricity and water sectors.

Dividend and income tax equivalent payments are forecast to slightly decline from $2.3 billion in 2012-13 to $2.1 billion in 2015-16. This is discussed further below.

8 - 4	Budget Statement 2012-13

Capital expenditure has been better targeted to reduce price pressures

Commercial PTE capital expenditure from 2008-09 to 2015-16 is shown in Chart 8.2.

Chart 8.2:	Commercial PTE Capital Expenditure and Gearing

Capital expenditure in the regulated energy and water industries underpins the quality and reliability of services provided to consumers, but financing this capital places upwards pressure on consumer prices through the independent regulator’s required return on capital and depreciation associated with the assets. Ensuring the appropriate balance between asset standard and timing of investment and quality of service can reduce cost of living pressures on consumers of energy and water.

The Government as shareholder has worked with all the SOCs to better target capital investment and so reduce the cost of living pressures. The energy distribution and transmission businesses in particular have undertaken a range of measures including: integrating the operations of the three State-owned distributors to deliver capital efficiencies and reduce duplication; reviewing the approach to delivery of investment to meet reliability standards; and better managing the timing of asset delivery.

In addition, regulatory decisions in relation to Sydney Water, and a reassessment by Hunter Water of its capital program, have also reduced capital forecasts compared with last Budget.

Table 8.2 provides details of PTE capital expenditure by sector for 2011-12, the Budget year and forward estimates period. Further detail is provided in Budget Paper No. 4.

Commercial PTE capital expenditure in 2012-13 is expected to be $5.7 billion, then forecast to decline to $5.0 billion in 2015-16 reflecting the more modest investment program in the energy and water sectors and the near completion of the Cobbora project.

Budget Statement 2012-13	8 - 5

Table 8.2:	Commercial PTE Capital Expenditure by Sector

Sector (a)	2011-12	2012-13	2013-14	2014-15	2015-16	Total 2012-13 to
	Revised	Budget	Forward estimates			2015-16
	$m	$m	$m	$m	$m	$m
Commercial PTEs
Electricity	3,605	4,102	3,882	3,728	3,796	15,509
Water	988	950	1,073	967	962	3,952
Ports	231	264	168	144	92	668
Property	114	230	184	41	29	484
Other	51	124	337	609	106	1,175

Total Commercial PTEs	4,990	5,669	5,644	5,489	4,985	21,787

(a)	PTEs have been classified according to their predominant activity. This differs from Budget Paper No. 4 Infrastructure Statement where capital expenditures by PTEs are classified according to policy areas, based on the Australian Bureau of Statistics categories. For further details on PTE capital expenditure, see Budget Paper No. 4 Infrastructure Statement.

As shown in Chart 8.3, capital expenditure over the period 2011-12 to 2014-15 is forecast to be $21.8 billion, which is $2.2 billion, or 9 per cent, lower this Budget than the forecast for the corresponding period in the 2011-12 Budget.

Chart 8.3:	Reduction in Commercial PTE Capital Forecasts Since Last Budget

8 - 6	Budget Statement 2012-13

Projects across the forward estimates period include:

•	investment in electricity transmission and distribution assets to meet growth in customer connections and peak demand, and to replace and renew assets

•	development of the Cobbora coal mine project (under ‘Other’ in Table 8.2) to secure long term coal supplies to NSW generators

•	water, wastewater and storage asset renewals by water businesses to maintain water quality and service delivery and investment to service population growth

•	new port assets including a freight intermodal terminal, second bulk liquids berth at Port Botany and passenger cruise terminal at White Bay in Sydney Harbour.

Financing of capital expenditure

Commercial PTEs fund their capital programs from a combination of debt and internally generated cash, as opposed to non-commercial PTEs which rely mainly on capital grants from the State Budget and Public Private Partnership arrangements.

Net debt in the total PTE sector is forecast to rise by $16.7 billion from $26.4 billion in June 2012 to $43.1 billion in June 2016.

Borrowings by commercial PTEs account for $13.5 billion of the increase. The electricity sector has the largest increase in borrowings of $10.3 billion. Water sector borrowings are expected to increase by $2.1 billion. The combined increase in net debt for these two sectors will partially fund $19.5 billion in capital expenditure.

Reflecting a lower overall capital program, debt in the commercial PTE sector, while still increasing, is now forecast to be $35.9 billion by 2014-15, compared with the corresponding forecast in last year’s budget of $39.2 billion.

This increase in net debt in the commercial PTE sector is reflected in the combined gearing level for commercial PTEs, which is projected to increase from 49 per cent in June 2012 to 57 per cent in June 2016. Gearing is defined as the ratio of net debt to net debt plus equity.

Increased gearing levels and resultant lower interest coverage is consistent with the Government’s Capital Structure Policy, which allows for borrowings to move within a prudent range over a business’s investment cycle. Capital investment is expected to generate returns above the cost of borrowing and increase debt servicing capacity, albeit with a lag during periods of high debt-funded capital expenditure.

Forecast levels of gearing remain prudent and commercially appropriate, having regard to private sector capital structures and the expectations of price regulators. Holding appropriate levels of debt as part of businesses’ capital structures provides a cost-effective source of finance and contributes to improved shareholder returns.

Budget Statement 2012-13	8 - 7

Chapter 3 outlines the implications of the PTE sector’s net debt for the Government’s fiscal strategy.

Dividends and tax equivalent payments decline over forward estimates

Dividends from commercial PTEs, including SOCs, are a return to the Government as shareholder for its investment in the business. Dividends and tax equivalent payments ensure competitive neutrality with businesses operated by the private sector. As both represent Budget revenue, further information is in Chapter 5.7 – Other Revenue.

Chart 8.4:	Commercial PTE dividends and tax

Over the four years to 2015-16, dividend and tax equivalent payments are expected to average $2.1 billion per year ($2.2 billion including T Corp), with variations between years and sectors reflecting the different circumstances and characteristics of the industries in which the businesses operate.

Dividends from the Government’s electricity transmission and distribution businesses are forecast to increase in 2012-13 arising from independent regulator determined returns on capital investments. Subsequently, dividends from these businesses are forecast to decline because of the residual impact of employee guarantees and overheads previously allocated to their retail operations, and a new regulatory price path assuming lower prevailing risk-free interest rates. Movements in the income tax equivalent payments will track the movements in dividends.

8 - 8	Budget Statement 2012-13

Dividends and income tax equivalent payments from the Government’s electricity generation businesses will decline in 2012-13, and are expected to decline further from 2013-14 reflecting the forecast impact of the commencement of the Australian Government’s carbon pricing regime.

The Government made an election commitment in its ‘Plan for an Affordable and Sustainable Energy Industry’ not to increase electricity dividends above ‘currently budgeted levels in our first term of government’. The relevant forecasts at the time were the three year forward estimates contained in the 2010-11 Budget (i.e. 2011-12 to 2013-14), which forecast total electricity sector dividends of $3,102 million, comprising $683 million from generation and $2,419 million from distribution and transmission.

Electricity dividends for the same three year period are now forecast at $2,695 million, comprising $326 million from generation and $2,369 million from distribution and transmission. Total electricity dividends comply with the election commitment and are below the total forecast by the prior Government.

While lower than forecast last Budget, steady growth in dividends and tax equivalents from 2012-13 to 2015-16 in the water sector reflect regulated returns on an increasing asset base. Actual results will reflect the impact of the final IPART regulatory determination for Sydney Water to apply from 2012-13.

Port sector returns increase in response to growing trade volumes and the recommencement of dividend payments by Sydney Ports Corporation in 2012-13.

8.3 Major Commercial PTEs

This section presents a broad overview of the key commercial PTE sectors, including an outline of their strategic directions and expected capital expenditure programs over the Budget and forward estimate years.

Electricity

The State owns three energy distribution businesses: Ausgrid and Endeavour Energy, which predominantly supply urban households and businesses; and Essential Energy, which serves regional areas across the state. Long-distance transmission facilities are managed by the State-owned Transgrid. The majority of power consumed in the state is generated by State-owned generators: Macquarie Generation; Delta Electricity and Eraring Energy. The generation output of Eraring and Delta’s western facilities was contracted to private retailers in 2010.

Budget Statement 2012-13	8 - 9

The Government is continuing to implement reform in the energy sector to create a more competitive environment and deliver cost and capital efficiencies to relieve cost of living pressures on energy users in New South Wales. This includes the sale of the residual generator assets, the sale or lease of the Cobbora mine development, and the integration of the operations of the electricity distribution businesses.

Electricity generation assets and Cobbora are to be sold

In December 2010, the former Government sold some generator development sites and the retail operations of the State’s three distributors, along with rights to the generation output of Eraring Energy and Delta (West) through ‘Gentrader agreements’.

Following the March 2011 election, the Government established a Special Commission of Inquiry into the former Government’s electricity transactions including advice on options for future action that could be taken to further the public interest in a competitive New South Wales electricity sector.

On 24 November 2011, the Government announced its intention to implement the recommendations of the inquiry, including the sale of generation assets, the remaining generation development sites and the sale or lease of the Cobbora coal mine. Legislation to enable the sale of the generation assets was passed by the NSW Parliament in May 2012.

In accordance with Budget convention, the Budget has been prepared on a business as usual basis rather than including an estimate of the timing or financial implications of future transactions.

Electricity distribution businesses are being Integrated to deliver savings

On 18 March 2012 the Government announced a major restructure of the New South Wales electricity distribution businesses, integrating Ausgrid, Endeavour Energy and Essential Energy to achieve efficiencies and cost savings. A Transition Working Group is overseeing the implementation of the integration project with key elements of the reform to be effective from 1 July 2012.

The three network businesses will be integrated into a single operating entity currently designated as NetworksNSW, while retaining their existing corporate identities and brands.

From 1 July 2012, a common Chairman, Board and CEO will replace the three Chairs, Boards and CEOs of Ausgrid, Endeavour Energy and Essential Energy to provide unified governance and a common senior management team at the earliest opportunity.

These reforms are expected to deliver more than $400 million in cost and efficiency savings over the Budget and forward estimates, along with capital efficiencies that will reduce pressure on consumer prices and fund energy rebate programs.

8 - 10	Budget Statement 2012-13

Cobbora Coal Mine is being developed

The Cobbora project was conceived by the previous Government to develop a coal mine to secure long term supplies of steaming coal to NSW power stations. The development or management of coal resources is not a core role for the public sector. Accordingly the Government has announced that it is to divest the Cobbora mine development. The development has an expected negative value based on non-commercial coal supply contracts put in place by the previous Government. However, the transaction process will seek to optimise the financial outcome for the State by divesting it of ongoing liabilities and de-risking its balance sheet.

The estimated capital cost to develop the Cobbora mine is between $1.3 billion and $1.5 billion, depending on factors such as mine size.

Cobbora has a number of contracts to supply coal with an estimated net present value to the State remaining unchanged from the previous Budget at approximately negative $300 million. While the Cobbora project is included under ‘Energy and Fuel’ in Budget Paper 4, it is classified as ‘Other PTE’ in Budget Paper 2.

Energy sector operating performance improves with returns on capital investment

Electricity prices paid by consumers include a component for the cost of ‘poles and wires’ used in transmission and distribution. Revenue and service delivery for the transmission and distribution network businesses are regulated by the Australian Energy Regulator (AER). The AER follows a transparent consultative regulatory process which is set out in the National Electricity Law and the National Electricity Rules. The current network pricing determinations are for the period from July 2009 to June 2014.

Network prices are passed through to retail electricity prices including those regulated by the Independent Pricing and Regulatory Tribunal (IPART).

Earnings from the network businesses are forecast to rise over the period to 2013-14, largely because new capital investment increases the regulatory asset base from which a large proportion of the regulated revenue is derived. This increase is offset to some extent by loss of revenue associated with the completion of the service agreements with the purchasers of the retail businesses. Reduced forecast earnings from 2014-15 reflect assumptions about prices in the regulatory period commencing in July 2014 based on lower discount rates as evidenced by the current record low levels of long term bond yields.

Budget Statement 2012-13	8 - 11

Capital expenditure in energy businesses is slowing and reducing pressure on prices

Capital expenditure in the electricity sector is expected to total $15.5 billion over the Budget and forward estimates period and is driven by network capital expenditure. In addition, a further $1.1 billion is expected to be invested in the Cobbora coal mine project so that contract commitments put in place by the previous Government can be met.

The key drivers for network capital expenditure are new customer connections (although growth in customer numbers is slowing), increasing peak demand and the replacement or refurbishment of assets as they reach the end of their useful life.

The Government has made a strategic decision to reduce the growth in electricity sector investment to reduce cost of living pressures. This reduction in forecast growth includes expected capital efficiency savings from the integrated distributor structure and updated peak demand forecast information. Capital expenditure by network businesses, including the transmission network, is forecast to reduce from $4.0 billion in 2012-13 to $3.7 billion in 2015-16, totalling around $15.3 billion over the four years.

The Government has also asked the Australian Energy Market Commission to review electricity distribution network quality of service and licence conditions to ensure that forecast network electricity capital investment is justified and to minimise pressure on consumer prices.

The generators will undertake $61 million of capital expenditure in 2012-13, while additional capital investment may occur under the Gentrader arrangements. A total of $252 million has been allowed for generation in the Budget and forward estimates period, predominantly by Macquarie Generation and Delta Coast. Capital expenditure by Eraring Energy and Delta Electricity’s western power stations is expected to be minimal as most of the capital investment requirements were transferred to the private sector as a result of the Gentrader Agreements.

Capital expenditure programs of the network businesses are funded through a mix of operating surpluses and debt. Net debt in network businesses rises from $17.5 billion in June 2012 to $27.3 billion in June 2016. Gearing is expected to increase from 72 per cent to 79 per cent over the same period, supported by stable and predictable cash flows under a well-established regulatory regime.

8 - 12	Budget Statement 2012-13

Water

The State owns four commercial water businesses. Sydney Water Corporation, Sydney Catchment Authority, and Hunter Water Corporation provide urban water services, while State Water Corporation provides rural water services predominantly to irrigators. Local water utilities are generally responsible for providing water and wastewater services outside Sydney, the Illawarra and the Lower Hunter.

Strategic direction in the water sector is to focus on core operations

Activities of the State’s water businesses are aligned with the NSW 2021 commitment to provide secure long term water supplies for towns and cities. The businesses do this by: providing clean, safe drinking water; promoting efficient urban water use practices; minimising environmental impacts from operations; protecting and maintaining water assets with increasing efficiency; and providing services that meet customer needs.

Sydney Water Corporation and Sydney Catchment Authority also operate within the context of the 2010 Metropolitan Water Plan, which seeks to secure a sustainable water supply for the people of greater Sydney through dams, recycling, desalination and water efficiency.

The Government, in conjunction with Hunter Water, has commenced a Lower Hunter Water Plan to secure long-term water supplies for the Lower Hunter region.

Box 8.1:	Sydney Desalination Plant

•	The Government made an election commitment to undertake a long-term lease of the Sydney Desalination Plant to provide initial funding to its Restart NSW capital fund initiative.

•	The desalination plant was owned by a subsidiary of Sydney Water Corporation, however, the provision of bulk water is not part of Sydney Water’s core business.

•

Following a competitive tender process, the Government announced a highly successful outcome in May 2012 to lease the desalination plant, pipeline and site for 50 years to a consortium including the Ontario Teachers’ Pension Plan and Hastings managed infrastructure funds.

•	Gross proceeds of $2.3 billion are well above the book value of the assets. After repaying debt held against the assets more than $300 million is available to be invested in Restart NSW.

•	Restart NSW funds will be used to build essential infrastructure including roads, schools and hospitals.

•	The lease will not impact the quality or security of supply of water for the people of Sydney, nor will it affect prices, which remain independently regulated.

•	The transaction also enhances competition in the provision of bulk water by creating an independent supplier that is able to sell water to customers other than Sydney Water.

Budget Statement 2012-13	8 - 13

Operating performance of water businesses improves with return on investment

The adjusted net operating surplus of the water sector is expected to increase from $1.4 billion in 2011-12 to $1.6 billion in 2015-16.

Sydney Water Corporation has significantly reduced its earnings growth forecasts compared to the 2011-12 Budget, predominantly in response to IPART’s draft pricing determination, which indicates real decreases in water and wastewater consumer prices to apply for four years from 1 July 2012. Hunter Water Corporation has also reduced its earnings growth forecast, principally to reflect a revised capital investment program.

Capital expenditure in the water sector is slowing to reduce pressure on prices

Capital expenditure in the water sector, while remaining significant, is expected to decrease from $988 million in 2011-12 to $962 million by 2015-16. A large component of this is the reconfiguration of Sydney Water Corporation’s capital program to reflect capital efficiency and rephasing recommendations included in IPART’s 2012 draft pricing determination. Hunter Water Corporation has also revised its capital investment program to better balance its network investment requirements with debt levels. Capital investment in the water sector for the period 2011-12 to 2014-15 is forecast to be approximately $700 million lower than the comparable period in last year’s Budget.

Over the Budget and forward estimate period, capital expenditure is estimated to total $4.0 billion. This expenditure is mainly driven by:

•	water, wastewater and storage asset renewals by Sydney Water Corporation, Hunter Water Corporation and Sydney Catchment Authority to maintain water quality and service delivery

•	new infrastructure to service a growing population in Sydney and the Lower Hunter

•	government initiatives and Metropolitan Water Plan projects, including the Priority Sewerage Program and environmental flows

•	dam safety program expenditure by the State Water Corporation to meet regulatory safety requirements for extreme events.

The $4.0 billion capital program in the water sector is being financed by a mix of retained earnings and debt finance. Net debt is expected to rise from $7.1 billion in June 2012 to $9.2 billion in June 2016. Gearing in the sector is expected to remain around 45 per cent over the same period. Debt in the water sector declines by approximately $1.5 billion in 2011-12, incorporating the repayment of $1.8 billion of debt associated with the Sydney desalination plant from proceeds of the long-term lease.

8 - 14	Budget Statement 2012-13

Ports

The major NSW ports are Sydney Harbour, Port Botany, Newcastle and Port Kembla. These are managed by three port corporations: Sydney, Newcastle and Port Kembla. Management of the minor ports of Yamba and Eden was transferred to Sydney Ports Corporation in December 2011.

To ensure their port infrastructure meets both short-term and long-term growth in sea trade the port corporations have in place strategies which include:

•

Sydney Ports Corporation working to expand Port Botany’s capacity to meet the forecast growth in trade, through developing a third container terminal; developing an intermodal logistics centre at Enfield which will connect to the dedicated freight line to Port Botany; and expanding the bulk liquids capacity

•

Newcastle Port Corporation facilitating the growth of private coal loading facilities under the Hunter Coal Export Framework, to accommodate contracted and future demand and help substantially increase coal exports from the Hunter Valley to world markets, particularly Asia

•	Port Kembla Port Corporation progressively developing new port facilities at its Outer Harbour to accommodate trade growth, with projects underway or planned to cater for shipment of cement and coal.

The Government announced in the 2011-12 Budget plans to commence a scoping study to investigate a long term lease of Sydney Ports Corporation’s Port Botany facility. The study has been completed and included significant ongoing stakeholder consultation.

As part of this Budget, the Government has decided to also progress a long term lease of Port Kembla to fund priority infrastructure projects. The scoping study into the Port Botany transaction will be expanded to assess the potential to offer the ports as part of the same transaction. This reflects the view of the Government’s financial advisors that the regional port has significant growth opportunities and potential synergies with Port Botany, as well as the strong current interest of infrastructure investors in securing high quality assets.

As well as releasing value held in the businesses that can be applied to other government initiatives, private sector involvement in these ports has the potential to enhance efficiency of port operations, which will benefit NSW’s economic development.

Operating performance of ports improves with economic growth

The adjusted net operating surplus of the port sector is expected to increase from $206 million in 2011-12 to $354 million in 2015-16.

Budget Statement 2012-13	8 - 15

The forecast increase in operating performance reflects growth in imports consistent with a high exchange rate and strong continued commodity exports to Asia. Newcastle Port Corporation is forecasting continued growth in coal exports as the expanded capacity of private coal loading terminals comes into service in 2016. Sydney Ports will have increased capacity once the third container terminal at Port Botany becomes operational in 2013. Port Kembla forecasts modest growth, mainly from coal exports and new vehicle imports.

Sydney Ports Corporation did not pay dividends in 2011-12, using the funds instead to support its capital investment program but is expected to recommence dividend payments in 2012-13. Port Kembla Port Corporation recommenced payment of dividends in 2011-12 and Newcastle Ports will continue to pay dividends.

Capital expenditure in ports accommodates economic growth

Capital expenditure for the port sector is expected to total $668 million over the Budget and forward estimates period and decline from $264 million in 2012-13 to $92 million in 2015-16.

Sydney Ports Corporation’s capital expenditure of $361 million includes major projects such as: landside access to the Port Botany third container terminal; the Enfield Intermodal Logistics Centre; a second bulk liquids berth at Port Botany; and a new passenger cruise terminal at White Bay in Sydney Harbour.

Newcastle Port Corporation’s capital expenditure of $94 million includes strategic land acquisitions and replacement and improvement of port related infrastructure, notably a deep draught standby berth to enhance ship capacity in the port.

Port Kembla Port Corporation’s capital expenditure of $212 million focuses on developing Outer Harbour facilities, initially to accommodate coal and cement products.

All three of the port corporations will use internal cash reserves and borrowings to fund their ongoing capital programs. Net debt is expected to rise from $628 million in June 2012 to $821 million in June 2016. Gearing in the sector is expected to increase slightly from 26 per cent to 27 per cent over the same period.

Property and other PTEs

Entities that fall within the category of Property PTEs include Forests NSW; Landcom; Sydney Harbour Foreshore Authority; and sporting and cultural institutions. The main entities classified as ‘Other’ PTEs are the Zoological Parks Board and Cobbora Holding Company. Information on dividends and tax equivalent payments from these categories is provided in Chapter 5.7 – Other Revenue. Detail regarding capital expenditure is in Budget Paper 4.

8 - 16	Budget Statement 2012-13

The Government is to combine the operations of Landcom with the Sydney Metropolitan Development Authority to create a new Growth Delivery Entity to improve and expedite development outcomes in New South Wales. Further detail is provided in Chapter 1.

8.4 Non-commercial PTE Sector

Businesses within the non-commercial PTE sector provide transport and social housing services. They are expected to operate efficiently and maximise financial outcomes, however, the entities are classified as non-commercial because they derive less than half their income from user charges, receiving Budget funding to augment revenue and deliver social policy outcomes.

Non-commercial PTEs rely mainly on capital grants from the State Budget and Public Private Partnerships to finance their capital programs.

The transport sector incorporates:

•

rail services – the Government has announced that Rail Corporation New South Wales (RailCorp) will be split into two new specialist organisations to service the different needs of Sydney and intercity/regional train customers

•	bus services – State Transit Authority (STA), providing passenger bus services in metropolitan Sydney and Newcastle

•

ferry services – Sydney Ferries, providing passenger services on Sydney Harbour and the Parramatta River, with a private contractor to operate these services from late July 2012; and the STA, providing ferry services in Newcastle

•	the Public Transport Ticketing Corporation, responsible for delivering an integrated electronic public transport ticketing system for Sydney.

Social housing is provided by the NSW Land and Housing Corporation, which owns and manages NSW public housing assets to meet social and financial outcomes within an agreed policy framework. Its asset portfolio is estimated to consist of approximately 134,200 dwellings with a value of $31.3 billion and 9,000 leased properties as at 30 June 2012.

Non-commercial PTE sector performance

The projected adjusted net operating result for the non-commercial PTE sector is a deficit of $691 million in 2012-13. This is because of the transfer of housing stocks, after which the sector is expected to return to surplus from 2013-14.

Budget Statement 2012-13	8 - 17

The transport sector’s adjusted net operating surplus (that is EBITDA excluding capital grants) for 2011-12 is expected to be $268 million and rise to $316 million in 2015-16. Transport’s modest results largely flow from providing public transport services to commuters at well below the cost of delivering those services. Transport fares for rail, bus and ferry services are regulated by IPART.

The NSW Land and Housing Corporation’s adjusted net operating surplus is expected to decrease from a surplus of $258 million in 2011-12 to a deficit of $829 million in 2012-13. The movement is largely due to the prospective transfer of a second tranche of housing stock of $1 billion to the community housing providers, delayed from the 2011-12 year to the 2012-13 year.

The non-commercial sector forecast for 2012-13 is also affected by the movement of some transport agencies from the PTE to the General Government sector. The Transport Construction Authority was merged with Transport for NSW (TfNSW) from 1 April 2012 and the Country Rail Infrastructure Authority will be abolished from 1 July 2012.

Adjusting for these impacts in 2012-13, the net operating surplus for the non-commercial PTE sector would be approximately $350 million.

Growth in the net operating surplus from 2012-13 reflects increased Budget support for expenditure on new rail projects by RailCorp.

Chart 8.5:	Adjusted Net Operating Surplus – Non-commercial PTEs

8 - 18	Budget Statement 2012-13

Non-commercial PTE capital expenditure

Capital expenditure in the non-commercial PTE sector is forecast to increase from $2.5 billion in 2011-12 to $3.1 billion in 2015-16 peaking in 2014-15 at $4.1 billion. Chart 8.6 shows capital expenditure in the non-commercial PTE sector over the period 2008-09 to 2015-16, while Table 8.3 shows expenditure by sector.

Table 8.3:	Non-commercial PTE Capital Expenditure by Sector

	2011-12	2012-13	2013-14	2014-15	2015-16	Total 2012-13 to
	Revised	Budget	Forward estimates			2015-16
Sector (a)	$m	$m	$m	$m	$m	$m
Non-Commercial PTEs
Transport	2,089	2,627	3,520	3,723	2,788	12,658
Social Housing (b)	382	356	384	363	338	1,441

Total Non-Commercial PTEs	2,471	2,984	3,904	4,086	3,126	14,099

(a)	PTEs have been classified according to their predominant activity. This differs from Budget Paper No. 4 Infrastructure Statement where capital expenditures by PTEs are classified according to policy areas, based on the Australian Bureau of Statistics categories. For further details on PTE capital expenditure, see Budget Paper No. 4 Infrastructure Statement.
b)	This includes the NSW Land and Housing Corporation, City West Housing Pty Limited and the Teacher Housing Authority. This excludes capital expenditure of $48 million in 2011-12 funded from GST refunds associated with the transfer of Nation Building Economic Stimulus Program properties to community housing providers

The significant increase in planned capital expenditure is driven by spending on transport infrastructure. Transport capital expenditure will rise significantly from $2.6 billion in 2012-13 to $3.7 billion in 2014-15 reflecting the construction of the North West and South West Rail Links. Capital expenditure growth will slow to $2.8 billion in 2015-16 reflecting the near completion of the South West Rail Link and final deliveries of new Waratah rolling stock. This is an increase in transport capital over the four years to 2014-15 of $455 million compared with the same period in last year’s Budget.

Budget Statement 2012-13	8 - 19

Chart 8.6:	Non-commercial PTE Capital Investment

The social housing sector’s planned capital program is in line with long term trend expenditure.

The decline in capital expenditure in 2010-11 predominantly reflects the winding back of fiscal stimulus spending on social housing, as well as rescheduled spending in rail transport.

Non-commercial sector PTE net debt increases significantly from $1.5 billion in June 2012 to an expected $4.6 billion in June 2016, with the transport sector (excluding ports) accounting for $3.2 billion of the higher net debt. The majority of this increase reflects the recognition of finance leases for rail rolling stock under the ‘Waratah train’ program as a Public Private Partnership.

8.5 Major Non-commercial PTEs

Transport

Strategic direction is for greater coordination of provision of public transport

New South Wales has the largest public transport system in Australia. Approximately two million trips are made on rail, bus and ferry services across New South Wales on an average weekday. The Government takes a long-term approach to transport services and infrastructure to accommodate the expected growth in Sydney’s population and activity.

8 - 20	Budget Statement 2012-13

Consistent with the NSW 2021 State Plan, the Government is implementing measures to reduce travel times, improve customer experience and increase patronage of public transport services by making them a more attractive modal choice.

Reforms to transport agencies commenced in 2011 with the establishment of a new integrated transport authority, TfNSW, to coordinate service delivery across all modes of transport. The thrust of the reform is to ensure that public transport providers – such as Rail Corporation, State Transit and Sydney Ferries – focus on frontline services to improve the customer experience and to generate improved economic benefits for the community.

A NSW Long Term Transport Master Plan is being developed to identify the priorities for transport and to ensure a competitive and sustainable transport strategy is in place to support the State’s development over the next 20 years. The Plan will link closely with other major policies such as the Metropolitan Strategy and the State Infrastructure Strategy.

The capital program for the transport sector is expected to total $12.7 billion over the Budget and forward estimates period, ranging from $2.6 billion in 2012-13 to $3.7 billion in 2014-15 and then tapering to $2.8 billion with the completion of the South West Rail Link. Compared to the 2011-12 Budget and forward estimates period of 2011-12 to 2014-15, the transport sector capital expenditure program has risen by $456 million.

Rail service provision is being reformed

The Transport Construction Authority, responsible for major infrastructure delivery, was merged with TfNSW from 1 April 2012. The Country Rail Infrastructure Authority will be abolished from 1 July 2012 and business activities absorbed into TfNSW.

The Government recently announced a major restructure of RailCorp. The Corporation will be broken into two new specialist organisations:

•	Sydney Trains to serve customers in the Sydney suburban area

•	NSW Trains to serve intercity, regional and country customers to Newcastle, the Hunter and Central Coast, the Blue Mountains and Lithgow, Goulburn and Nowra.

In February 2012 the Government reached an agreement with Reliance Rail, its lead financiers and contractors to restructure the complex financing arrangements related to the delivery of the new Waratah rail cars. The agreement involves a Government investment of $175 million in 2018 on a commercial basis in return for 100 per cent of the equity in Reliance Rail. The investment is conditional on the successful delivery of the 78 Waratah trains and Reliance Rail’s ability to refinance its existing debt at the time. Nine of the 78 eight-carriage Waratah trains have so far been accepted by RailCorp, with delivery expected to ramp up this year.

Budget Statement 2012-13	8 - 21

Highlights of rail capital investment over the forward estimates period include:

•	progressing work on the North West Rail link, connecting new growth areas from Epping to Rouse Hill, with eight new stations and regular rail services over a 23 kilometre route

•

completion of the Glenfield Transport Interchange in 2013 and planned completion of the remaining $2.1 billion South West Rail Link in 2016, connecting new growth areas from Glenfield to Leppington, via Edmondson Park

•	delivery of 78 new eight carriage Waratah train sets to replace non air-conditioned carriages on the CityRail network

•	completion of Wynyard Walk, a new pedestrian access from Wynyard station to the Barangaroo area, improving access to the CBD western corridor and waterfront

•	steel resleepering, bridge renewals, signalling and train control improvements for the country regional network to improve system safety and meet operational needs.

Ferries are to be privately operated

The operation of Sydney Ferries is to be taken over by a private operator from the end of July 2012. The Government will retain ownership of Sydney Ferries’ existing vessels, with a review to be undertaken of fleet requirements. This is expected to lead to greater operating efficiency, with guaranteed routes and services.

The Sydney Ferries capital program is estimated at $66 million over the Budget and forward estimates period, including $22 million in 2012-13. The 2012-13 expenditure includes $4.6 million to upgrade passenger hydraulic ramps at Circular Quay and Manly and $2.3 million to complete the ferry operations and customer information system (FOCIS).

Bus Network expenditure will improve service quality

Regular passenger bus services in New South Wales are provided through contracts with TfNSW to provide consistency of services to regions and cater for demand, particularly in the metropolitan and outer metropolitan areas.

The STA’s capital program is estimated at $47 million over the Budget and forward estimates period, including $13.2 million in 2012-13. Key projects include:

•	ongoing improvements to depots and depot facilities to cater for the expanding fleet and improve bus operating network efficiency

•	new safety and security measures on buses to protect both passengers and drivers.

In 2012-13 the STA and private bus operators will acquire 269 new buses to update the current fleet and meet anticipated growth in passenger demand. These costs are met through the capital program of TfNSW, so are not in the PTE capital program.

Transport funding and financing capital expenditure

The transport sector relies heavily on Budget support to finance operating and capital expenditures. Unlike other public trading enterprises which receive the majority of their income from user charges, fares by rail, bus and ferry commuters’ charges are insufficient to meet operating expenses and cannot therefore fund capital expenditure.

8 - 22	Budget Statement 2012-13

Table 8.4 summarises Budget support to transport PTEs. The table also shows the proportion of fare revenue, relative to operating expenditures, recovered from commuters. For rail services in particular, the level of cost recovery is low, despite increases in the overall level of fare income.

The decline in Budget grants in 2010-11 from 2009-10 reflects the previous Government’s decision to stop work on the Sydney Metro project and redirect funding to other infrastructure projects.

Table 8.4:	Budget Support for the PTE Transport Sector

	2008-09 Actual $m	2009-10 Actual $m	2010-11 Actual $m	2011-12 Revised $m	2012-13 Budget
Rail Services
Operating grants	1,539	1,612	1,643	1,751	1,748
Capital grants	1,377	1,784	1,075	1,492	1,578

Sub-total - Rail Services	2,916	3,396	2,718	3,243	3,326
Bus and Ferry Services
Operating grants/contract payments	350	366	410	438	429
Capital grants	—	—	—	—	—

Sub-total - Bus and Ferry Services	350	366	410	438	429

Total Net Budget Funding: Transport (a)	3,266	3,762	3,128	3,681	3,755
Fare revenue/operating costs%(b)
Rail services	23.3	22.9	21.3	22.4	22.4
Bus services	47.2	46.1	44.6	41.3	43.6
Ferry services	34.2	27.3	32.2	32.2	—

(a)	The Budget supports borrowings by transport agencies to fund capital works. Operating grants also include fare concessions for pensioners and students. From 2007-08, grants for acquisition of new buses by the STA are reflected through the Transport for NSW capital program.
(b)	Based on information provided by Rail Corporation New South Wales, State Transit Authority, and Sydney Ferries. Sydney Ferries operations will be franchised from end July 2012. New contracting arrangements will apply regarding collection of fare revenue.

Social Housing

Strategic direction is to strengthen support for the vulnerable

The NSW Land and Housing Corporation seeks to provide asset related solutions to support social housing policy priorities. It manages the Government’s public housing portfolio which includes constructing, divesting, leasing and maintaining properties to meet social housing needs.

Budget Statement 2012-13	8 - 23

The Corporation is addressing the social and housing issues associated with concentrated social housing estates, and will develop strategies that are tailored to meet the specific housing needs of selected estates.

Following a reallocation of Ministerial responsibilities, the activities of the NSW Land and Housing Corporation were split (effective 1 July 2011), with asset related activities retained within the Corporation, while non-asset related activities were transferred to the Department of Family and Community Services.

Social housing is provided to people whose eligibility is based on income and an assessment of highest needs. Clients are those who cannot afford market rents so their rent is adjusted, based on 25 to 30 per cent of total household assessable income. The difference between market rent and rent charged across the Corporation’s social housing tenants in 2012-13 is estimated to be $965 million.

The NSW Land and Housing Corporation is currently in the Expression of Interest phase for procuring the Airds Bradbury Renewal Project as a public-private partnership and has established a taskforce to examine the potential of the estate at Macquarie Park.

The Corporation focuses on maintenance to ensure that properties are clean, safe and habitable. The current maintenance contract has been extended to 30 June 2014. The Corporation will undertake a strategic review of maintenance over the next two years to provide recommendations for a new maintenance contract to commence on 1 July 2014.

Capital expenditure expands and improves housing stocks

Capital expenditure by the Corporation over 2012-13 is expected to be $331 million (see Budget Paper 4 Chapter 5 for more detail). The program provides for new social housing stock in New South Wales. The program also includes the improvement of existing housing stock through the renewal of public housing areas, modification and upgrade of older dwellings, as well as health and safety upgrades.

8 - 24	Budget Statement 2012-13

Key aspects of the capital program in 2012-13 and the forward estimate years include:

•	$141 million for social housing supply program to fund new capital works and works in progress, including commencement of 852 dwellings and completion of 773 social housing dwellings

•	$195 million in maintenance expenditure in the social housing sector to upgrade and improve existing housing

•	reducing concentrations of disadvantage in social housing through social housing estate strategies and by continued infrastructure investment in priority locations, such as, Bonnyrigg, and Minto.

Funding and financing

The primary source of funding for the NSW Land and Housing Corporation in 2012-13 is through rental income, asset sales and funding support from the Department of Family and Community Services to meet its operating and capital expenditure requirements.

Budget Statement 2012-13	8 - 25

Chapter 9:	Uniform Financial Reporting

•	Financial aggregates in this chapter are prepared in line with:

•	the Uniform Presentation Framework (UPF) endorsed by the Australian Loan Council

•

Australian Accounting Standard AASB 1049 Whole of Government and General Government Sector Financial Reporting, which adopts a harmonised GFS-GAAP reporting basis. Convergence differences between GFS and GAAP are explained in this chapter.

•	An 8-year time series is provided from 2008-09 to 2015-16 for the general government sector, public non-financial corporation (PNFC or public trading enterprise) sector, and consolidated sector.

•	The Australian Bureau of Statistics will release its GFS based Government Finance Estimates publication at www.abs.gov.au in August 2012.

9.1 Introduction

This chapter presents financial aggregates for the general government sector, public non-financial corporation (PNFC) sector and consolidated sector. These aggregates are prepared in line with the revised Uniform Presentation Framework (UPF) agreed by the Australian Loan Council in March 2008.

The Australian Loan Council includes each state and territory Treasurer and the Australian Treasurer. It monitors state finances, particularly the forecast cash surplus/ (deficit) of governments and their future financing/investing requirements. Accordingly, the objective of the UPF is to ‘facilitate a better understanding of individual government’s budget papers and provide for more meaningful comparisons of each government’s financial results and projections’.1

The format of the aggregates is based on reporting standards set out by the Australian Accounting Standards Board – AASB 1049 Whole of Government and General Government Sector Financial Reporting, which adopts a harmonised GFS-GAAP reporting basis.

[1]	Uniform Presentation Framework: For the Presentation of Uniform Financial Information by Commonwealth, State and Territory Governments, Australian Loan Council, April 2008, p. 1.

Budget Statement 2012-13	9 - 1

The UPF financial aggregates:

•	allow consistent comparisons between the financial position of Australian governments

•	facilitate time series comparisons since they are relatively unaffected by changes in public sector administrative structures,

•	permit an assessment of how public sector transactions affect the economy by providing data classified by economic type.

The general government tables in this chapter are consistent with those in Chapter 1 but are repeated here for completeness.

9.2 Uniform Presentation Framework

The NSW Government financial tables in this chapter meet Loan Council obligations under the UPF.2 Additional disclosure explains matters specific to New South Wales.

Framework

The UPF tables are in line with AASB 1049 which:

•	adopts generally accepted accounting principles (GAAP) definitions, including recognition and measurement principles in almost all cases

•

amends presentation requirements to encompass a comprehensive result that retains the GAAP classification system but overlays it with a transactions and other economic flows classification system based on GFS,

•	expands the disclosure requirements to include key fiscal aggregates required by GFS.

Due to convergence differences, GFS financial aggregates released by the Australian Bureau of Statistics from 2008-09 will differ from UPF aggregates. The differences are not generally material for New South Wales, apart from GFS’s exclusion of deferred tax. For more information on other convergence differences see Primary Financial Statements later in this chapter. For details and amounts of the key 2010-11 convergence differences, see page 5-147 of the 2010-11 Report on State Finances.

[2]

The complete UPF manual is available on the Australian Treasury website www.treasury.gov.au. Extracts from the manual are included in this chapter to explain key concepts while the glossary to this budget paper also includes key UPF terms.

9 - 2	Budget Statement 2012-13

Historical Series

To ensure a consistent historical series of fiscal aggregates, all jurisdictions have agreed to back cast published historical data on a best endeavours basis. For example, historic information in the consolidated operating statements has been recast on the basis of available dissections between GFS transactions and other economic flows.

Fiscal Measures

UPF reporting measures evaluate the soundness of a government’s fiscal position and fiscal policy’s effect on the economy. The fiscal measures in the UPF framework are:

•	net operating balance

•	net lending/borrowing (fiscal balance)

•	change in net worth (comprehensive result)

•	net worth

•	net debt

•	net financial worth

•	net financial liabilities

•	cash surplus/(deficit)

•	ABS GFS cash surplus/(deficit).

Definitions of these measures are set out in the Glossary to this budget paper.

Flow measures (net operating balance, net lending/borrowing and change in net worth) show changes in the fiscal position during the reporting period, reflecting the impact of government decisions and actions, and re-measurement effects during that time. Flows represent the creation, transformation, exchange, transfer or extinction of economic value.

Stock measures (net worth, net debt, net financial worth and net financial liabilities) highlight a government’s fiscal position at a point in time, providing information on the aggregate results of past decisions.

Budget Statement 2012-13	9 - 3

9.3 Primary Financial Statements

UPF Presentation

Public sector estimates and outcomes are presented on an accrual accounting basis in three AASB 1049 based primary statements: the operating statement, including other economic flows; the balance sheet; and the cash flow statement. AASB 1049 adopts Government Finance Statistics (GFS) principles where this does not conflict with Generally Accepted Accounting Principles (GAAP). Details of key convergence differences between GFS and GAAP are explained in this chapter. The following statements, along with the Loan Council Allocation statement, form the UPF’s core reporting requirements. Appendix D sets out the underlying accounting principles adopted by New South Wales.

Operating Statement

The operating statement:

•	presents information on transactions (revenue and expenses) and other economic flows (revaluations and adjustments)

•	captures the composition of revenues and expenses and the net cost of government activities within a fiscal year

•	shows the full cost of resources consumed by the government in achieving its objectives, and the extent that these costs are funded from various revenue sources

•	shows information on capital expenditure and asset sales to derive a net lending/borrowing position.

The operating statement also reports three major fiscal measures:

•

net operating balance which is calculated as revenue minus expenses from transactions. New South Wales recognises its headline budget result as the net operating balance for the general government sector

•	total change in net worth (comprehensive result) which starts with the net operating balance and includes other economic flows such as revaluations

•

net lending (fiscal balance) which starts with the net operating balance and includes net capital expenditure but excludes depreciation, giving the best indicator of a jurisdiction’s call on financial markets.

9 - 4	Budget Statement 2012-13

Convergence differences in Operating Statement

The main convergence differences in treatment between the NSW GFS operating statement and the harmonised AASB 1049 operating statement presented are:

•

The harmonised aggregates exclude selected Australian Government transfer payment revenues and expenses that pass through the State’s accounts. The ABS requires such payments to be grossed up in GFS reports. However, they are excluded from the AASB 1049 UPF reports as the NSW Government has no control over them (for information on the gross value of these grants see footnotes to the grants revenue and expense table).

•

Grants are recognised when the State gains control over the assets. Control is normally obtained when the cash is received. The Australian Government gave the State a $960 million grant in June 2006 for road works to be carried out over several years. Under AASB 1049, this revenue is recognised in 2005-06 when the cash was received. However, in GFS reports, this revenue is recognised to match the timing of expenditure over the period 2005-06 to 2009-10. This GFS treatment is in line with an ABS direction.

•	Dividends from the PNFC and PFC sectors are recognised as an expense in GFS (in the PNFC and PFC sector operating statements), but they are treated as an equity transaction for AASB 1049.

•

A liability is recognised in the UPF balance sheet for prepaid licence concession receipts. Income is subsequently recognised from amortising the prepaid licence over the concession period. GFS treats this as a sale of a non-produced intangible asset in the period that the prepayment is received.

Balance Sheet

The balance sheet:

•	records the value of financial and non-financial assets and liabilities of governments, at the end of each financial year

•	shows the resources at the government’s disposal and the type and valuation of its liabilities

•	reveals the make-up of the government’s financial assets, its fixed asset holdings, and the extent of liabilities such as borrowings and unfunded superannuation

•	allows comparisons of asset and liability levels between jurisdictions and time periods.

The UPF balance sheet fiscal aggregates include net worth, net financial worth, net financial liabilities, and net debt.

Budget Statement 2012-13	9 - 5

Convergence differences in Balance Sheet

The main convergence differences in treatment between the GFS balance sheet and the harmonised AASB 1049 balance sheet presented here are:

•	Allowance for doubtful debts is recognised and reported in the UPF balance sheet, but is excluded from the GFS balance sheet, as GFS does not recognise an economic event has occurred.

•

A prepaid income liability is recognised in the UPF balance sheets for unamortised prepaid licences. This liability is excluded from the GFS balance sheet, which treats the prepaid income as an upfront sale of a non-produced intangible asset.

•

GFS balance sheets through to June 2009 include a liability for deferred income in relation to an ABS direction to accrue a $960 million Australian road transport grant for GFS reporting purposes. No liability is recognised in the harmonised balance sheet as the revenue was recognised fully on receipt in 2005-06, in line with accounting standards.

•

GFS balance sheets exclude deferred tax assets and deferred tax liabilities, but they are reported in accounting balance sheets. The convergence difference only affects GGS, PNFC and PFC (Public Financial Corporations) sector balance sheets, as the assets and liabilities are eliminated for the consolidated Non-financial Public Sector and Total Public Sector balance sheets.

•

GFS balance sheets exclude provisions for asset remediation liabilities, and the related capitalised asset value, but they are reported in accounting balance sheets. GFS will only recognise the liability when it effectively becomes payable to a counterparty. The convergence difference affects net financial liabilities, but not net worth.

•

Net financial worth and net financial liabilities aggregates are affected by the differing treatments for prepayments. Prepayments are treated in GFS as a receivable (financial asset), but in the UPF they are classified as a non-financial asset under AASB 1049. While this difference affects net financial liabilities and net financial worth, it does not affect net debt and net worth aggregates.

•

GFS net debt for the general government sector will always be lower than (AASB 1049) net debt, as the ABS requires that certain equity investments (in multi-jurisdictional agencies) be reclassified for GFS purposes as advances, reducing the value of GFS net debt. While this affects net debt, it does not affect net financial liabilities and net worth aggregates.

•	By definition, GFS net worth for the PNFC and PFC sectors will always be zero, as owner’s equity is classified as equivalent to a liability. However, under the UPF, liabilities exclude owner’s equity.

9 - 6	Budget Statement 2012-13

Cash Flow Statement

The cash flow statement reveals how a government obtains and expends cash. It shows how government cash inflows and outflows are allocated between various activities, and their net impact on cash held.

This statement requires cash flows to be categorised into:

•	operating activities comprising activities linked to collecting taxes, distributing grants, and providing goods and services

•	investing activities comprising activities linked to acquiring and disposing financial and non-financial assets

•	financing activities comprising activities linked to changing the size and composition of a government’s financial structure.

The signing convention within the cash flow statement is that all inflows carry a positive sign and all outflows carry a negative sign (regardless of whether they are gross or net cash flows).

The cash flow statement reports two fiscal measures:

•	net increase in cash held which is the sum of net cash flows from all operating, investing and financing activities

•	cash surplus/(deficit) which comprises only net cash from operating activities, plus sales and less purchases of non-financial assets (less dividends paid for the PNFC and PFC sectors).

The ABS GFS cash surplus/(deficit) is shown in a separate table. The ABS GFS cash surplus/(deficit) is derived by deducting finance leases and similar financing arrangements from the AASB 1049 cash surplus/(deficit) for all sectors.

Exclusion of non-cash finance leases and similar financing arrangements is the only difference between the GFS cash result and the AASB 1049 result.

New South Wales uses the AASB 1049 cash result (excluding the impact of finance leases and similar financing arrangements) as its headline cash result.

Institutional Sectors

Appendix E lists NSW-controlled entities. The NSW-controlled entities have been classified according to their government sector. These sectors are defined in the ABS GFS manual.

9.4 Emerging Issues

Market/non-market agency classification

The ABS released the revised Standard Economic Sector Classification of Australia (SESCA), Australia, 2008 (Cat.no.1218.0) in June 2009. Two areas in the 2008 SESCA are particularly relevant to GFS.

Budget Statement 2012-13	9 - 7

•

The ABS will implement a principles-based approach in classifying agencies as either market or non-market. The principle is that market operators make decisions about what to produce and how much to produce in response to expected levels of demand and expected costs of supply. A market producer should therefore earn a significant amount from sales, but other factors may need to be taken into account.

•	Applying the market/non-market definition may result in some public sector agencies moving between the public corporations and general government sectors.

•

The ABS GFS Concepts, Sources and Methods currently references the 2002 SESCA. This will remain the standard in GFS until the ABS GFS Concepts, Sources and Methods is revised following the updates to the IMF GFS manual. Timing for the IMF GFS update is still to be confirmed.

9.5 Uniform Presentation Tables

These tables are set out by institutional sectors showing the order of operating statement, balance sheet and cash flow statement.

In addition to the UPF minimum disclosure requirements, these tables also include a historical and forward-year time series.

The tables for general government include:

•	tax revenues by type

•	a dissection of grant revenue and expense

•	dividend and income tax equivalent income by sector

•	total expenses by function, and

•	purchases of non-financial assets by function.

9 - 8	Budget Statement 2012-13

Table 9.1:	General Government Sector Operating Statement

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	17,885	19,129	20,395	20,659	22,111	23,273	24,753	26,298
Grant and Subsidies
- Commonwealth - general purpose	11,974	13,419	13,900	14,289	14,826	15,715	16,429	17,053
- Commonwealth - national agreements	6,573	6,555	6,860	6,797	7,203	7,488	8,064	8,697
- Commonwealth - national partnership payments	3,145	6,345	4,215	4,810	2,667	2,781	2,117	1,888
- Other grants and subsidies	604	671	642	564	698	912	885	938
Sale of goods and services	4,024	4,321	4,658	4,832	5,066	5,221	5,425	5,650
Interest	416	319	468	556	367	366	360	359
Dividend and income tax equivalent income from other sectors	1,833	2,048	1,982	2,115	2,367	2,300	2,047	2,164
Other dividends and distributions	196	285	430	387	546	449	477	505
Fines, regulatory fees and other	3,020	3,236	3,594	3,444	3,876	4,131	4,361	4,524

Total Revenue from transactions	49,669	56,328	57,144	58,452	59,727	62,636	64,916	68,074

Expenses from Transactions
Employee	22,078	23,094	24,434	25,858	26,541	26,800	27,348	28,155
Superannuation
- Superannuation interest cost	701	951	835	882	201	505	690	750
- Other superannuation	1,961	2,122	2,210	2,272	2,346	2,354	2,411	2,561
Depreciation and amortisation	2,614	2,777	2,818	3,060	3,294	3,530	3,692	3,906
Interest	1,468	1,653	1,826	2,059	2,147	2,401	2,608	2,681
Other property	1	1	1	1	1	1	1	1
Other operating	10,959	11,543	12,281	13,237	14,197	14,803	14,913	15,595
Grants and Transfers
- Current grants and transfers	7,703	7,988	8,905	9,194	9,264	8,654	9,242	9,976
- Capital grants and transfers	3,044	5,211	2,494	2,224	2,561	3,299	3,449	3,276

Total Expenses from transactions	50,530	55,340	55,804	58,788	60,552	62,347	64,353	66,902

BUDGET RESULT - SURPLUS/(DEFICIT)
[Net Operating Balance]	(862)	988	1,340	(337)	(824)	289	562	1,172

Other economic flows included in the operating result
Gain/(Loss) from other liabilities	(434)	(238)	86	(331)	387	265	81	1
Other net gains/(losses)	(701)	802	72	(134)	411	510	498	547
Share of earnings from associates (excluding dividends	19	153	153	37	(89)	36	29	40
Dividends from asset sale proceeds	11	—	3,406	47	—	—	—	—
Deferred income tax in the operating result and other	(1,110)	784	(478)	(467)	128	94	(2)	42

Operating result (accounting basis)	(3,077)	2,490	4,579	(1,185)	13	1,195	1,168	1,802

Other economic flows - other non-owner movements in equity
Superannuation actuarial gains/(loss)	(11,463)	(3,156)	447	(10,164)	6,829	4,119	999	(257)
Revaluations	5,503	5,619	976	(3,481)	1,142	1,125	1,125	1,115
Net gain/(loss) on equity investments in other sectors	(1,680)	5,685	4,347	(1,171)	2,431	4,153	3,632	3,343
Other	(12)	107	46	(369)	(34)	(55)	(100)	(60)

Comprehensive result - total change in net worth before transactions with owners(a)	(10,729)	10,745	10,395	(16,370)	10,382	10,537	6,824	5,944

Budget Statement 2012-13	9 - 9

Table 9.1:	General Government Sector Operating Statement (cont)

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

KEY FISCAL AGGREGATES

Comprehensive result - total change in net worth before transactions with owners(a)	(10,729)	10,745	10,395	(16,370)	10,382	10,537	6,824	5,944
Less: Net other economic flows	9,868	(9,756)	(9,055)	16,033	(11,206)	(10,248)	(6,261)	(4,771)

equals: Budget Result - net operating balance	(862)	988	1,340	(337)	(824)	289	562	1,172
less Net acquisition of non-financial assets
Purchases of non-financial assets	4,825	7,034	6,537	5,814	6,227	6,705	6,069	5,762
Sales of non-financial assets	(368)	(722)	(283)	(494)	(536)	(508)	(533)	(411)
less Depreciation	(2,614)	(2,777)	(2,818)	(3,060)	(3,294)	(3,530)	(3,692)	(3,906)
plus Change in inventories	31	(11)	5	(7)	(3)	(3)	1	(14)
plus Other movements in non-financial assets
- assets acquired using finance leases	439	251	510	148	129	759	156	164
- other	54	(148)	299	96	125	133	83	96

equals Total Net acquisition of non-financial assets	2,367	3,627	4,250	2,496	2,648	3,556	2,083	1,691

equals Net Lending/(Borrowing) [Fiscal Balance]	(3,228)	(2,639)	(2,910)	(2,833)	(3,473)	(3,267)	(1,521)	(519)

OTHER AGGREGATES
Capital expenditure(b)	5,264	7,286	7,047	5,961	6,356	7,464	6,224	5,926

(a)	‘Total change in net worth’ is before transactions with owners as owners, and before revisions to equity from changes to accounting policies. Therefore, it may not equal the movement in balance sheet net worth.
(b)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases.

9 - 10	Budget Estimates 2012-13

Table 9.2:	General Government Sector Balance Sheet

	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015	June 2016
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Assets
Financial assets
Cash and cash equivalent assets	3,350	3,071	8,258	4,335	3,930	4,077	4,160	4,353
Receivables	5,557	6,211	5,785	5,819	6,018	5,959	5,819	5,888
Tax equivalents receivable	242	304	408	503	274	286	225	248
Financial assets at fair value	5,271	6,823	7,577	9,281	9,287	10,215	11,054	11,779
Advances paid	778	904	891	1,137	1,198	1,209	1,227	1,262
Deferred tax equivalents	4,752	5,681	5,363	4,748	4,929	5,082	5,164	5,266
Equity
Investments in other public sector entities	72,646	78,912	84,232	82,403	82,904	86,930	90,452	93,699
Investments in associates	1,050	1,219	1,336	1,371	1,282	1,318	1,347	1,387
Other	—	—	—	29	29	29	29	29
Total Financial Assets	93,647	103,126	113,850	109,627	109,851	115,106	119,476	123,911
Non-financial assets
- Inventories	250	282	276	268	278	275	275	261
- Forestry stock and other biological assets	7	7	9	9	9	9	9	9
- Assets classified as held for sale	114	133	248	309	188	146	124	94
- Investment properties	274	269	236	225	228	228	228	228
Property, plant and equipment
- Land and Buildings	53,421	56,430	58,388	56,778	57,547	58,662	59,304	59,452
- Plant and Equipment	7,447	7,983	8,837	9,227	9,516	9,771	9,688	9,606
- Infrastructure Systems	52,665	58,691	60,490	60,064	64,280	67,473	69,917	72,466
Intangibles	977	1,245	1,425	1,661	1,808	1,815	1,839	1,835
Other	1,026	1,111	1,235	1,454	1,675	1,908	2,146	2,390
Total Non-financial Assets	116,181	126,150	131,144	129,994	135,529	140,286	143,530	146,341

Total Assets	209,828	229,276	244,994	239,621	245,380	255,392	263,006	270,252

Liabilities
Deposits held	72	78	1,378	1,213	1,069	944	836	741
Payables	3,299	3,687	3,937	3,964	3,965	4,093	4,068	4,103
Tax equivalents payable	5	22	47	19	—	—	6	19
Borrowings	16,662	19,074	22,530	26,676	30,117	34,355	36,524	37,770
Advances received	835	807	770	756	730	702	683	692
Employee provisions	9,913	10,929	11,627	12,239	11,902	11,719	11,763	11,907
Superannuation provisions(a)	29,409	32,722	32,333	38,705	31,266	26,660	25,197	24,919
Deferred tax equivalent provisions	922	828	660	671	712	730	773	778
Other provisions	5,461	5,718	5,878	6,114	6,211	6,368	6,602	6,857
Other	2,636	2,519	2,547	2,373	2,134	2,014	1,923	1,890

Total Liabilities	69,214	76,384	81,707	92,731	88,108	87,585	88,375	89,677

NET ASSETS	140,614	152,892	163,287	146,890	157,272	167,807	174,631	180,574

Net Worth

Accumulated Funds	23,605	24,330	30,437	17,902	26,753	32,222	34,484	36,150
Reserves	117,009	128,563	132,850	128,988	130,519	135,585	140,147	144,424

NET WORTH	140,614	152,892	163,287	146,890	157,272	167,807	174,631	180,574

Net Financial Liabilities	48,213	52,170	52,089	65,507	61,161	59,409	59,351	59,465

Net Debt (b)	8,170	9,161	7,952	13,892	17,502	20,499	21,603	21,808

(a)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.
(b)	Net debt comprises the sum of deposits held, borrowings and advances received, minus the sum of cash and cash equivalents, financial assets at fair value and advances paid.

Budget Statement 2012-13	9 - 11

Table 9.3:	General Government Sector Cash Flow Statement

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Taxes received	17,648	18,899	20,523	20,683	22,103	23,228	24,698	26,300
Receipts from sales of goods & services	4,482	4,585	5,378	5,096	5,270	5,515	5,758	6,005
Grants and subsidies received	22,272	26,976	25,429	26,476	25,516	26,882	27,487	28,525
Interest receipts	413	324	464	567	370	372	363	358
Dividends and income tax equivalents	1,792	1,867	2,058	1,992	2,353	2,364	2,269	2,064
Other receipts	5,052	5,102	5,294	5,875	5,980	6,280	6,555	6,804
Total Operating Receipts	51,658	57,755	59,146	60,689	61,592	64,640	67,129	70,055

Cash Payments for Operating Activities
Payments for employees	(20,978)	(22,424)	(23,541)	(25,356)	(26,573)	(26,700)	(27,237)	(28,035)
Payments for superannuation	(2,401)	(2,918)	(2,988)	(6,948)	(3,157)	(3,346)	(3,565)	(3,845)
Payments for goods & services	(12,209)	(12,591)	(13,508)	(15,306)	(15,758)	(16,302)	(16,512)	(17,627)
Grants & subsidies paid	(9,337)	(11,061)	(9,620)	(9,378)	(9,888)	(10,038)	(10,556)	(10,679)
Interest paid	(1,020)	(1,120)	(1,230)	(1,440)	(1,576)	(1,836)	(2,026)	(2,079)
Other payments	(2,662)	(3,239)	(3,076)	(3,030)	(2,922)	(2,920)	(2,921)	(2,931)
Total Cash Operating Payments	(48,607)	(53,354)	(53,963)	(61,458)	(59,875)	(61,141)	(62,818)	(65,196)

Net Cash Flows from Operating Activities	3,051	4,401	5,183	(769)	1,717	3,499	4,310	4,859

Cash Flows from Investments in Non-Financial Assets
Sales of non-financial assets	351	748	271	505	520	520	533	411
Purchases of non-financial assets	(4,843)	(7,070)	(6,489)	(5,841)	(6,265)	(6,687)	(6,179)	(5,776)

Net Cash Flows from Investments in Non-Financial Assets	(4,492)	(6,322)	(6,218)	(5,336)	(5,744)	(6,167)	(5,646)	(5,365)

Cash Flows from Investments in Financial Assets for Policy Purposes
Receipts	79	781	3,773	531	271	232	206	215
Payments	(84)	(294)	(158)	(365)	(181)	(117)	(87)	(129)

Total Cash Flows from Investments in Financial Assets for Policy Purposes	(5)	487	3,615	166	91	115	119	86

Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts	675	373	739	243	1,271	19	81	210
Payments	(494)	(1,312)	(964)	(1,770)	(770)	(478)	(444)	(420)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	180	(938)	(225)	(1,527)	501	(459)	(363)	(210)

Cash Flows from Financing Activities
Advances received	—	—	—	15	—	2	11	32
Advances repaid	(49)	(53)	(53)	(54)	(52)	(53)	(55)	(49)
Proceeds from borrowings	3,161	3,015	3,375	4,261	3,775	3,930	2,512	1,564
Repayments of borrowings	(949)	(1,025)	(1,820)	(467)	(516)	(535)	(589)	(570)
Deposits received (net)	59	54	1,362	(166)	(146)	(127)	(109)	(96)
Other financing (net)	102	144	(36)	1	—	—	—	—

Net Cash Flows from Financing Activities	2,324	2,134	2,828	3,590	3,061	3,217	1,771	881

Net Increase/(Decrease) in Cash Held	1,058	(238)	5,183	(3,876)	(375)	206	191	251

Derivation of the Cash Result
Net cash flows from operating activities	3,051	4,401	5,183	(769)	1,717	3,499	4,310	4,859
Net Cash Flows from investments in non-financial assets	(4,492)	(6,322)	(6,218)	(5,336)	(5,744)	(6,167)	(5,646)	(5,365)

Cash Surplus/(Deficit)	(1,441)	(1,921)	(1,035)	(6,105)	(4,027)	(2,667)	(1,336)	(506)

9 - 12	Budget Statement 2012-13

Table 9.4:	Derivation of ABS GFS General Government Sector Cash Surplus/(Deficit)

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m
Cash Surplus/(Deficit)	(1,441)	(1,921)	(1,035)	(6,105)	(4,027)	(2,667)	(1,336)	(506)
Assets acquired under finance leases	(439)	(251)	(510)	(148)	(129)	(759)	(156)	(164)
Other financing arrangements(a)	35	10	(36)	16	53	(31)	111	14

ABS GFS Surplus/(Deficit)	(1,845)	(2,163)	(1,581)	(6,236)	(4,104)	(3,457)	(1,381)	(656)

(a)	Comprises movements in payables and receivables of a capital nature.

Table 9.5:	General Government Sector Taxes

	2010-11	2011-12	2012-13
	Actual	Revised	Budget
	$m	$m	$m
Taxes on employers’ payroll and labour force	6,382	6,688	7,024

Taxes on property
Land taxes	2,289	2,368	2,559
Stamp duties on financial and capital transactions	4,675	4,497	5,188
Financial institutions’ transaction taxes	—	—	—
Other	105	112	116

Total taxes on property	7,069	6,976	7,863

Taxes on the provision of goods and services
Excises and levies	—	—	—
Taxes on gambling	1,757	1,801	1,872
Taxes on insurance	2,035	2,057	2,042

Total taxes on the provision of goods and services	3,792	3,857	3,915

Taxes on use of goods and performance of activities
Motor vehicle taxes	2,444	2,543	2,666
Franchise taxes	1	3	3
Other	706	591	640

Total taxes on use of goods and performance of activities	3,151	3,137	3,310

Total Taxation Revenue	20,395	20,659	22,111

Budget Statement 2012-13	9 - 13

Table 9.6:	General Government Sector Grant Revenue and Expense

	2010-11	2011-12	2012-13
	Actual	Revised	Budget
	$m	$m	$m
Current grants and subsidies revenue
Current grants from the Commonwealth (a)
General purpose grants	13,900	14,289	14,826
National agreements	6,633	6,797	7,203
National partnership payments	1,188	2,037	1,728
Total	21,721	23,123	23,757
Other grants and subsidies	618	592	672

Total current grants and subsidies revenue	22,339	23,714	24,429

Capital grants and subsidies revenue
Capital grants from the Commonwealth (a)
General purpose grants	—	—	—
National agreements	227
National partnership payments	3,027	2,773	939
Total	3,254	2,773	939
Other grants and subsidies	24	(28)	26

Total capital grants and subsidies revenue	3,278	2,745	965

Total grant revenue	25,617	26,460	25,394

Current grant, subsidies, and transfer payments expense to:
State/Territory Government	—	—	—
Local Government (a)	462	543	591
Private and not-for-profit sector (a)	5,934	5,944	6,137
Other sectors of government	2,508	2,707	2,535

Total current grants, subsidies, and transfer payments expense	8,905	9,194	9,264

Capital grant, subsidies, and transfer payments expense to:
State/Territory Government	—	—	—
Local Government (a)	213	269	242
Private and not-for-profit sector (a)	453	445	420
Other sectors of government	1,827	1,511	1,900

Total capital grants, subsidies, and transfer payments expense	2,494	2,224	2,561

Total grant expense	11,399	11,418	11,825

9 - 14	Budget Statement 2012-13

Table 9.6:	General Government Sector Grant Revenue and Expense (cont)

	2010-11	2011-12	2012-13
	Actual	Revised	Budget
	$m	$m	$m

Note:

(a)     Grant revenue and expenses above exclude the following transfer payments from the Australian Government that New South Wales passes on to third parties. They are not recorded as NSW revenue and expense elsewhere in Budget Papers as the State has no control over the amounts that it passes on. Details are as follows:

Transfer Receipts

Current transfer receipts for specific purposes	3,640	3,540	3,163
Capital transfer receipts for specific purposes	34	—	1

Total Receipts	3,674	3,540	3,165

Current transfer payments to
Local government	664	1,008	473
Private and not- for profit sector	2,976	2,532	2,690
Capital transfer payments to
Local government	—	—	—
Private and not- for profit sector	34	—	1

Total Payments	3,674	3,540	3,165

Table 9.7:	General Government Sector Dividend and Income Tax Equivalent Income

	2010-11	2011-12	2012-13
	Actual	Revised	Budget
	$m	$m	$m

Dividend and income tax revenue from the PNFC sector	1,846	2,042	2,288
Dividend and income tax revenue from the PFC sector	136	73	80
Other dividend income	430	387	546

Total dividend and income tax equivalent income	2,412	2,502	2,913

Table 9.8:	General Government Sector Expenses by Function

	2010-11	2011-12	2012-13
	Actual	Revised	Budget
	$m	$m	$m
General public services	2,041	2,438	2,256
Defence	—	—	—
Public order and safety	6,113	6,593	6,514
Education	12,162	12,959	13,564
Health	15,225	15,649	16,493
Social security and welfare	4,837	5,112	4,971
Housing and community amenities	2,719	2,138	2,385
Recreation and culture	1,292	1,258	1,335
Fuel and energy	28	33	40
Agriculture, forestry, fishing and hunting	871	660	609
Mining, manufacturing and construction	171	185	234
Transport and communications	5,894	6,319	6,843
Other economic affairs	1,263	1,256	1,358
Other purposes (a)	3,188	4,187	3,949

Total Expenses	55,804	58,788	60,552

(a)	2012-13 includes $150 million Advance to the Treasurer, which will be allocated across functions as the funds are spent in the Budget Year.

Budget Statement 2012-13	9 - 15

Table 9.9:	General Government Sector Purchases of Non-financial Assets by Function

	2010-11	2011-12	2012-13
	Actual	Revised	Budget
	$m	$m	$m

General public services	381	390	399
Defence	—	—	—
Public order and safety	441	421	450
Education	1,905	704	533
Health	611	709	1,008
Social security and welfare	106	95	194
Housing and community amenities	98	118	154
Recreation and culture	140	174	134
Fuel and energy	—	1	2
Agriculture, forestry, fishing and hunting	123	30	25
Mining, manufacturing and construction	6	3	3
Transport and communications	2,682	3,103	3,126
Other economic affairs	19	25	37
Other purposes (a)	25	40	161

Total Purchases of Non-Financial Assets	6,537	5,813	6,227

Assets Acquired under finance leases
Education	—	—	2
Health	212	—	—
Transport	298	148	127

Total Assets Acquired under finance leases	510	148	129

Total Capital Expenditure	7,047	5,961	6,356

(a)	2012-13 includes $135 million Advance to the Treasurer, which will be allocated across functions as the funds are spent in the Budget Year.

9 - 16	Budget Statement 2012-13

Table 9.10:	Public Non-financial Corporation Sector Operating Statement

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Grants and subsidies	4,271	5,722	4,284	4,060	4,129	4,963	5,018	4,804
Sale of goods and services	12,791	12,015	13,710	14,204	15,784	16,123	15,771	16,650
Interest	162	137	192	157	115	115	115	109
Other dividends and distributions	—	—	—	2	7	—	—	—
Other	737	639	685	711	692	791	780	802

Total Revenue from transactions	17,963	18,514	18,871	19,135	20,727	21,993	21,685	22,366

Expenses from Transactions
Employee
Superannuation	3,737	3,625	3,703	3,543	3,447	3,404	3,461	3,521
- Superannuation interest cost	(91)	(48)	(62)	(32)	(39)	(41)	(43)	(45)
- Other superannuation	358	396	412	400	394	392	401	413
Depreciation and amortisation	2,637	2,807	3,134	3,171	3,198	3,438	3,597	3,851
Interest	1,319	1,520	1,787	1,963	2,162	2,421	2,630	2,817
Income tax expense	624	544	681	838	852	870	782	845
Other operating	6,728	5,739	7,184	7,399	8,431	8,403	8,379	8,379
Grants and transfers
- Current grants and transfers	254	435	372	134	188	294	173	175
- Capital grants and transfers	2	16	1,038	20	1,035	27	—	—

Total Expenses from transactions	15,568	15,034	18,249	17,436	19,669	19,207	19,380	19,957

Transactions from discontinuing operations	47	547	198	—	—	—	—	—

NET OPERATING BALANCE - SURPLUS AFTER TAX	2,441	4,026	820	1,699	1,058	2,785	2,306	2,409

Other economic flows included in the operating result
Gain/(Loss) from superannuation	—	—	3	—	—	—	—	—
Gain/(Loss) from other liabilities	(33)	(4)	—	—	—	—	—	—
Other net gains/(losses)	(345)	(464)	3,448	(51)	165	203	360	297
Share of earnings from associates (excluding dividend	—	—	—	—	—	—	—	—
Discontinuing operations	—	(83)	6	—	—	—	—	—
Other	317	(265)	134	138	8	75	131	82

Operating result (accounting basis)	2,380	3,210	4,411	1,786	1,231	3,063	2,796	2,788

Other economic flows - other non owner movements in equity
Superannuation actuarial gains/(loss)	(1,545)	(393)	(21)	(1,480)	1,052	695	244	53
Deferred tax direct to equity	744	(612)	40	421	(150)	(210)	(169)	(166)
Revaluations	(1,267)	5,727	4,013	(698)	1,645	1,782	1,671	1,628
Net gain/(loss) on financial instruments at fair value	98	(25)	71	7	(29)	(6)	1	2
Other	—	133	117	(27)	(2)	46	112	73

Comprehensive result - total change in net worth before transactions with owners(a)	410	8,040	8,631	8	3,747	5,371	4,655	4,379

Budget Statement 2012-13	9 - 17

Table 9.10:	Public Non-financial Corporation Sector Operating Statement (cont)

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

KEY FISCAL AGGREGATES

Comprehensive result - total change in net worth before transactions with owner(a)	410	8,040	8,631	8	3,747	5,371	4,655	4,379
Less: Net other economic flows	2,031	(4,014)	(7,811)	1,691	(2,690)	(2,586)	(2,349)	(1,970)

equals: Net operating balance	2,441	4,026	820	1,699	1,058	2,785	2,306	2,409
less Net acquisition of non-financial assets
Purchase of non-financial assets	7,908	8,811	7,781	7,198	8,105	8,833	9,264	8,110
Sales of non-financial assets	(312)	(371)	(494)	(265)	(303)	(244)	(268)	(208)
less Depreciation	(2,637)	(2,807)	(3,134)	(3,171)	(3,198)	(3,438)	(3,597)	(3,851)
plus Change in inventories	89	108	13	87	107	107	(94)	(21)
plus Other movements in non-financial assets
- assets acquired using finance leases	104	219	38	263	547	715	310	1
- other	227	135	(855)	211	(807)	223	242	250
equals Total Net acquisition of non-financial assets	5,381	6,096	3,348	4,322	4,451	6,196	5,857	4,282
equals Net Lending/(Borrowing) [Fiscal Balance]	(2,939)	(2,070)	(2,528)	(2,623)	(3,393)	(3,411)	(3,552)	(1,873)

OTHER AGGREGATES

Capital expenditure(b)	8,012	9,030	7,819	7,461	8,652	9,548	9,575	8,111
Dividends accrued(c)	1,053	1,243	1,073	1,204	1,436	1,344	1,170	1,223

(a)	‘Total change in net worth’ is before transactions with owners as owners, and before revisions to accounting policies. The actual movement in balance sheet net worth may therefore differ.
(b)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases.
(c)	Net borrowing for the PNFC sector excludes the impact of dividends accrued, and so may not fully reflect the sector’s call on the financial markets.

9 - 18	Budget Statement 2012-13

Table 9.11:	Public Non-financial Corporation Sector Balance Sheet

	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015	June 2016
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Assets
Financial assets
Cash and cash equivalent assets	2,146	2,549	2,396	1,146	987	972	681	605
Receivables	2,258	2,293	2,291	2,219	2,467	2,619	2,629	2,726
Tax equivalents receivable	5	22	47	19			6	19
Financial assets at fair value	974	1,233	2,504	2,289	1,972	1,869	1,789	1,733
Advances paid	51	31	34	29	17	2
Deferred tax equivalents	934	828	660	671	709	727	770	775
Equity
Investments in associates	—	85	—	—	—	—	—	—
Other	—	—	7	7	7	7	7	7

Total Financial Assets	6,368	7,042	7,939	6,379	6,159	6,196	5,882	5,866

Non-financial assets
- Inventories	1,039	1,085	1,064	1,165	1,267	1,370	1,271	1,246
- Forestry stock and other biological assets	553	662	750	751	751	751	751	751
- Assets classified as held for sale	56	144	46	75	66	89	52	59
- Investment properties	751	555	546	557	557	557	577	577
Property, plant and equipment
- Land and Buildings	43,260	47,649	50,003	50,363	49,969	50,970	51,529	51,917
- Plant and Equipment	4,116	4,135	4,284	4,837	5,774	6,922	7,531	7,808
- Infrastructure Systems	53,353	60,060	63,150	62,982	66,380	71,918	78,275	83,435
Intangibles	1,258	1,375	1,527	1,711	1,890	1,982	2,064	2,123
Other	435	486	446	405	417	426	438	448
Total Non-financial Assets	104,823	116,151	121,816	122,845	127,071	134,983	142,488	148,364

Total Assets	111,190	123,193	129,755	129,224	133,230	141,179	148,370	154,229

Liabilities
Deposits held	99	121	90	85	76	76	77	78
Payables	3,488	3,893	3,419	3,361	3,529	3,783	3,891	3,996
Tax equivalents payable	240	296	395	498	268	279	217	241
Borrowings and derivatives at fair value	257	241	489	262	78	78	78	78
Borrowings at amortised cost	23,075	26,459	28,314	28,974	33,681	38,126	42,267	44,841
Advances received	512	497	478	517	492	465	433	405
Employee provisions	2,067	2,067	2,141	2,280	2,310	2,359	2,404	2,456
Superannuation provisions(a)	1,576	1,807	1,720	3,107	2,024	1,310	1,051	987
Deferred tax equivalent provisions	4,764	5,681	5,363	4,748	4,929	5,082	5,164	5,266
Other provisions	1,642	1,828	1,774	1,711	1,826	1,720	1,528	1,578
Other	924	385	450	480	449	431	414	399

Total Liabilities	38,644	43,276	44,633	46,023	49,660	53,709	57,526	60,325

NET ASSETS	72,546	79,917	85,122	83,201	83,570	87,470	90,844	93,905

Net Worth
Accumulated Funds	39,840	42,581	44,346	42,863	41,780	44,134	46,047	47,665
Reserves	32,706	37,336	40,776	40,338	41,790	43,336	44,798	46,239

NET WORTH	72,546	79,917	85,122	83,201	83,570	87,470	90,844	93,905

Net Financial Worth	(32,277)	(36,234)	(36,694)	(39,643)	(43,501)	(47,514)	(51,644)	(54,459)
Net Financial Liabilities	32,277	36,234	36,694	39,643	43,501	47,514	51,644	54,459
Net Debt (b)	20,773	23,505	24,437	26,374	31,351	35,904	40,385	43,062

(a)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.
(b)	Net debt comprises the sum of deposits held, borrowings and advances received, minus the sum of cash and cash equivalents, financial assets at fair value and advances paid.

Budget Statement 2012-13	9 - 19

Table 9.12:	Public Non-financial Corporation Sector Cash Flow Statement

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Receipts from sales of goods & services	14,228	17,871	15,775	14,356	15,576	16,044	15,927	16,706
Grants and subsidies received	4,272	5,722	4,407	4,060	4,129	4,964	5,019	4,804
Interest receipts	161	138	191	159	115	115	115	109
Other receipts	2,408	2,509	1,507	1,770	1,849	2,054	2,172	2,207
Total Operating Receipts	21,069	26,239	21,880	20,345	21,670	23,177	23,233	23,827

Cash Payments for Operating Activities
Payments for employees	(3,933)	(3,826)	(3,933)	(3,666)	(3,685)	(3,623)	(3,690)	(3,751)
Payments for superannuation	(309)	(500)	(457)	(461)	(386)	(371)	(373)	(379)
Payments for goods & services	(7,732)	(10,314)	(8,437)	(7,266)	(7,966)	(7,879)	(7,789)	(7,892)
Grants & subsidies paid	(254)	(448)	(376)	(134)	(188)	(294)	(173)	(175)
Interest paid	(1,186)	(1,450)	(1,680)	(1,870)	(2,078)	(2,345)	(2,562)	(2,753)
Income tax equivalents paid	(650)	(676)	(744)	(783)	(1,067)	(865)	(849)	(822)
Other payments	(1,939)	(2,078)	(1,115)	(1,345)	(1,459)	(1,546)	(1,622)	(1,605)
Total Operating Payments	(16,004)	(19,291)	(16,742)	(15,524)	(16,830)	(16,922)	(17,059)	(17,377)

Net Cash Flows from Operating Activities	5,065	6,948	5,138	4,821	4,840	6,254	6,174	6,449

Cash Flows from Investments in Non-Financial Assets
Sales of non-financial assets	216	467	492	266	304	244	268	208
Purchases of non-financial assets	(7,621)	(8,692)	(8,173)	(7,286)	(8,106)	(8,795)	(9,251)	(8,122)

Net Cash Flows from Investments in Non-Financial Assets	(7,405)	(8,225)	(7,681)	(7,020)	(7,803)	(8,551)	(8,983)	(7,915)

Cash Flows from Investments in Financial Assets for Policy Purposes
Receipts	—	—	3,789	2,172	12	15	7	—
Payments	(33)	(13)	(30)	(14)	(14)	(15)	(20)	(16)

Total Cash Flows from Investments in Financial Assets for Policy Purposes	(33)	(13)	3,759	2,157	(3)	1	(14)	(16)

Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts	159	42	604	276	125	134	122	95
Payments	(425)	(431)	(275)	(362)	(108)	(69)	(69)	(69)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(266)	(389)	329	(86)	17	65	54	26

Cash Flows from Financing Activities
Advances received	—	—	—	64	—	—	—	—
Advances repaid	(101)	(171)	(3,495)	(461)	(234)	(168)	(152)	(138)
Proceeds from borrowings	7,271	14,296	8,147	3,283	4,676	4,268	4,474	3,285
Repayments of borrowings	(3,110)	(11,035)	(5,042)	(2,953)	(443)	(511)	(623)	(682)
Dividends paid	(1,323)	(1,058)	(1,262)	(1,059)	(1,194)	(1,424)	(1,337)	(1,159)
Deposits received (net)	(15)	23	(30)	(6)	(9)	1	1	1
Other financing (net)	—	—	—	—	—	—	—	—

Net Cash Flows from Financing Activities	2,723	2,054	(1,682)	(1,134)	2,795	2,165	2,362	1,306

Net Increase/(Decrease) in Cash Held	84	376	(137)	(1,262)	(153)	(67)	(407)	(149)

Derivation of the Cash Result
Net cash flows from operating activities	5,065	6,948	5,138	4,821	4,840	6,254	6,174	6,449
Net Cash Flows from investments in non-financial assets	(7,405)	(8,225)	(7,681)	(7,020)	(7,803)	(8,551)	(8,983)	(7,915)
Dividends paid	(1,323)	(1,058)	(1,262)	(1,059)	(1,194)	(1,424)	(1,337)	(1,159)

Cash Surplus/(Deficit )	(3,663)	(2,335)	(3,805)	(3,259)	(4,157)	(3,721)	(4,146)	(2,625)

9 - 20	Budget Statement 2012-13

Table 9.13:	Derivation of ABS GFS Public Non-financial Corporation Sector Cash Surplus/(Deficit)

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m
Cash Surplus/(Deficit)	(3,663)	(2,335)	(3,805)	(3,259)	(4,157)	(3,721)	(4,146)	(2,625)
Assets acquired under finance leases	(104)	(219)	(38)	(263)	(547)	(715)	(310)	(1)
Other financing arrangements(a)	(191)	(215)	395	88	1	(38)	(13)	12

ABS GFS Surplus/(Deficit)	(3,958)	(2,770)	(3,448)	(3,434)	(4,703)	(4,474)	(4,470)	(2,613)

(a)	Comprises movements in payables and receivables of a capital nature.

Table 9.14:	Non-financial Public Sector Operating Statement

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	16,970	18,027	19,319	19,861	21,292	22,394	23,802	25,303
Grants and Subsidies
- Commonwealth - general purpose	11,974	13,419	13,900	14,289	14,826	15,715	16,429	17,053
- Commonwealth - national agreements	6,609	6,556	6,861	6,806	7,214	7,489	8,064	8,698
- Commonwealth - national partnership payments	3,145	6,345	4,215	4,810	2,667	2,781	2,117	1,888
- Other grants and subsidies	511	495	439	471	385	727	740	812
Sale of goods and services	16,023	15,274	17,384	18,094	19,844	20,368	20,195	21,273
Interest	520	390	595	642	413	412	407	400
Dividend and income tax equivalent income from other se	136	56	136	73	79	86	96	96
Other dividends and distributions	196	285	430	389	553	449	477	505
Fines, regulatory fees and other	3,701	3,850	4,180	4,132	4,524	4,889	5,131	5,322

Total Revenue from transactions	59,784	64,696	67,458	69,567	71,797	75,310	77,457	81,349

Expenses from Transactions
Employee	25,801	26,678	28,121	29,382	29,969	30,183	30,787	31,652
Superannuation
- Superannuation interest cost	610	902	773	850	161	464	647	705
- Other superannuation	2,319	2,518	2,623	2,672	2,740	2,746	2,812	2,975
Depreciation and amortisation	5,251	5,584	5,952	6,231	6,492	6,968	7,288	7,757
Interest	2,728	3,106	3,550	3,952	4,240	4,754	5,170	5,430
Other property	1	1	1	1	1	1	1	1
Other operating	16,297	15,460	17,422	18,927	20,832	21,390	21,391	22,019
Grants and transfers expenses
- Current grants and transfers	5,499	5,949	6,638	6,679	6,901	6,444	7,083	7,864
- Capital grants and transfers	1,155	1,758	1,615	713	1,662	628	577	586
Total Expenses from transactions	59,660	61,957	66,694	69,406	72,998	73,578	75,757	78,989
Transactions from discontinuing operations	402	1,037	392	—	—	—	—	—

NET OPERATING BALANCE - SURPLUS	526	3,776	1,156	161	(1,201)	1,732	1,700	2,360

Other economic flows included in the operating result
Gain/(Loss) from superannuation	—	—	3	—	—	—	—	—
Gain/(Loss) from other liabilities	(467)	(242)	87	(331)	387	265	81	1
Other net gains/(losses)	(1,047)	324	3,519	(187)	575	711	856	842
Share of earnings from associates (excluding dividends)	19	153	153	37	(89)	36	29	40
Discontinuing operations	—	(84)	6	—	—	—	—	—
Other	(42)	(90)	(304)	91	(14)	(40)	(41)	(41)

Operating result (accounting basis)	(1,010)	3,837	4,619	(230)	(342)	2,705	2,625	3,202

Other economic flows - other non owner movements in equity
Superannuation actuarial gains/(loss)	(13,008)	(3,540)	425	(11,644)	7,881	4,814	1,242	(203)
Revaluations	4,236	11,347	4,989	(4,178)	2,786	2,907	2,796	2,743
Net gain/(loss) on equity investments in other sectors	(953)	(1,105)	115	91	133	126	147	187
Net gain/(loss) on financial instruments at fair value	91	(25)	71	7	(29)	(6)	1	2
Other	(12)	240	173	(396)	(35)	(9)	12	13

Comprehensive result - total change in net worth before transactions with owner(a)	(10,656)	10,752	10,393	(16,350)	10,395	10,537	6,824	5,944

Budget Statement 2012-13	9 - 21

Table 9.14:	Non-financial Public Sector Operating Statement (cont)

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

KEY FISCAL AGGREGATES

Comprehensive result - total change in net worth before transactions with owner(a)	(10,656)	10,752	10,393	(16,350)	10,395	10,537	6,824	5,944
Less: Net other economic flows	11,182	(6,978)	(9,237)	16,511	(11,595)	(8,805)	(5,124)	(3,584)

equals: Net operating balance	526	3,776	1,156	161	(1,201)	1,732	1,700	2,360
less Net acquisition of non-financial assets
Purchase of non-financial assets	12,724	15,870	14,309	13,005	14,323	15,530	15,326	13,865
Sales of non-financial assets	(678)	(1,017)	(776)	(759)	(839)	(752)	(801)	(619)
less Depreciation	(5,251)	(5,584)	(5,952)	(6,231)	(6,492)	(6,968)	(7,288)	(7,757)
plus Change in inventories	120	96	17	81	104	103	(94)	(35)
plus Other movements in non-financial assets
- assets acquired using finance leases	544	471	547	411	677	1,474	466	165
- other	281	(13)	(557)	307	(682)	356	325	346
equals Total Net acquisition of non-financial assets	7,740	9,823	7,589	6,813	7,091	9,744	7,933	5,965
equals Net Lending/(Borrowing) [Fiscal Balance]	(7,214)	(6,047)	(6,433)	(6,652)	(8,292)	(8,012)	(6,233)	(3,605)

OTHER AGGREGATES
Capital expenditure(b)	13,268	16,340	14,856	13,416	15,000	17,004	15,792	14,030

(a)	‘Total change in net worth’ is before transactions with owners as owners, and before revisions to accounting policies. The actual movement in balance sheet net worth may therefore differ.
(b)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases.

9 - 22	Budget Statement 2012-13

Table 9.15:	Non-financial Public Sector Balance Sheet

	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014	June 2015	June 2016
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Assets
Financial assets
Cash and cash equivalent assets	5,496	5,620	10,653	5,481	4,916	5,048	4,840	4,959
Receivables	6,173	6,615	6,354	6,113	6,315	6,433	6,410	6,473
Tax equivalents receivable	—	—	—	—	—	—	—	—
Financial assets at fair value	6,014	7,779	9,660	11,068	10,678	11,450	12,157	12,773
Advances paid	318	438	447	649	723	746	794	858
Equity
Investments in other public sector entities	100	(1,005)	(890)	(799)	(666)	(540)	(393)	(206)
Investments in associates	1,051	1,304	1,336	1,371	1,282	1,318	1,347	1,387
Other	—	—	7	37	37	37	37	37

Total Financial Assets	19,151	20,752	27,567	23,919	23,284	24,492	25,192	26,280
Non-financial assets
- Inventories	1,289	1,367	1,340	1,433	1,545	1,644	1,547	1,507
- Forestry stock and other biological assets	560	669	759	759	759	759	759	759
- Assets Classified as Held For Sale	170	277	293	384	254	235	176	153
- Investment Properties	1,025	824	782	782	784	784	805	805
Property, plant and equipment
- Land and Buildings	96,682	104,079	108,390	107,141	107,516	109,631	110,833	111,370
- Plant and Equipment	11,563	12,118	13,122	14,064	15,290	16,693	17,219	17,414
- Infrastructure Systems	106,019	118,751	123,640	123,046	130,660	139,391	148,193	155,901
Intangibles	2,235	2,620	2,952	3,372	3,698	3,797	3,903	3,958
Other	1,418	1,470	1,531	1,674	1,908	2,150	2,398	2,653
Total Non-financial Assets	220,960	242,174	252,809	252,654	262,416	275,087	285,832	294,519

Total Assets	240,111	262,925	280,376	276,573	285,700	299,578	311,024	320,799

Liabilities
Deposits held	171	199	1,469	1,298	1,145	1,020	913	818
Payables	6,332	7,086	6,885	6,727	6,858	7,191	7,209	7,314
Borrowings and derivatives at fair value	278	265	509	339	158	162	165	169
Borrowings at amortised cost	39,485	45,232	50,402	55,071	63,137	71,762	78,018	81,781
Advances received	836	807	770	756	730	702	683	692
Employee provisions	11,923	12,961	13,731	14,485	14,178	14,044	14,133	14,328
Superannuation provisions(a)	30,985	34,529	34,053	41,812	33,291	27,970	26,249	25,907
Other provisions	5,984	6,204	6,489	6,535	6,542	6,667	6,879	7,118
Other	3,503	2,751	2,781	2,660	2,390	2,253	2,144	2,097

Total Liabilities	99,497	110,033	117,089	129,683	128,429	131,771	136,393	140,224

NET ASSETS	140,614	152,892	163,287	146,890	157,272	167,807	174,631	180,574

Net Worth
Accumulated Funds	60,151	62,923	70,847	57,219	64,834	72,443	76,444	79,558
Reserves	80,463	89,970	92,440	89,671	92,438	95,364	98,187	101,016

NET WORTH	140,614	152,892	163,287	146,890	157,272	167,807	174,631	180,574

Net Financial Worth	(80,346)	(89,281)	(89,522)	(105,764)	(105,144)	(107,279)	(111,201)	(113,944)

Net Financial Liabilities	80,446	88,276	88,632	104,965	104,478	106,739	110,808	113,739
Net Debt(b)	28,943	32,666	32,389	40,266	48,853	56,402	61,988	64,871

(a)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.
(b)	Net debt comprises the sum of deposits held, borrowings and advances received, minus the sum of cash and cash equivalents, financial assets at fair value and advances paid.

Budget Statement 2012-13	9 - 23

Table 9.16:	Non-financial Public Sector Cash Flow Statement

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Taxes received	16,786	18,007	19,396	19,979	21,298	22,399	23,803	25,332
Receipts from sales of goods & services	18,276	21,651	20,560	18,868	20,275	21,031	21,127	22,141
Grants and subsidies received	22,161	26,724	25,369	26,266	25,224	26,522	27,156	28,195
Interest receipts	556	353	592	654	416	418	410	400
Dividends and income tax equivalents	67	104	78	122	76	81	89	96
Other Receipts	7,481	7,675	6,769	7,763	7,804	8,496	8,896	9,209
Total Operating Receipts	65,327	74,514	72,764	73,651	75,092	78,947	81,481	85,373

Cash Payments for Operating Activities
Payments for employees	(24,685)	(26,003)	(27,254)	(28,742)	(29,983)	(30,048)	(30,647)	(31,497)
Payments for superannuation	(2,710)	(3,418)	(3,444)	(7,409)	(3,543)	(3,717)	(3,938)	(4,224)
Payments for goods & services	(18,621)	(21,134)	(20,222)	(21,455)	(22,550)	(22,975)	(23,019)	(24,175)
Grants & subsidies paid	(5,484)	(5,877)	(5,755)	(5,514)	(5,785)	(5,336)	(5,705)	(6,058)
Interest paid	(2,188)	(2,462)	(2,846)	(3,239)	(3,586)	(4,112)	(4,520)	(4,764)
Other payments	(4,736)	(5,128)	(4,192)	(4,308)	(4,292)	(4,439)	(4,514)	(4,514)
Total Operating Payments	(58,424)	(64,021)	(63,713)	(70,667)	(69,739)	(70,627)	(72,343)	(75,233)

Net Cash Flows from Operating Activities	6,902	10,493	9,051	2,985	5,353	8,320	9,138	10,140

Cash Flows from Investments in Non-Financial Assets
Sales of non-financial assets	663	1,053	763	771	839	752	801	619
Purchases of non-financial assets	(12,553)	(15,700)	(14,654)	(13,121)	(14,378)	(15,462)	(15,423)	(13,890)

Net Cash Flows from Investments in Non-Financial Assets	(11,889)	(14,647)	(13,891)	(12,350)	(13,539)	(14,710)	(14,622)	(13,272)

Cash Flows from Investments in Financial Assets for Policy Purposes
Receipts	38	630	4,067	2,243	45	74	55	75
Payments	(117)	(307)	(188)	(322)	(195)	(132)	(107)	(145)

Total Cash Flows from Investments in Financial Assets for Policy Purposes	(79)	323	3,879	1,921	(150)	(57)	(53)	(69)

Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts	825	304	1,058	249	1,312	114	180	279
Payments	(918)	(1,643)	(1,225)	(1,902)	(853)	(547)	(512)	(489)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(93)	(1,339)	(168)	(1,654)	459	(433)	(332)	(211)

Cash Flows from Financing Activities
Advances received	—	—	—	21	—	2	11	32
Advances repaid	(50)	(53)	(53)	(54)	(52)	(53)	(55)	(49)
Proceeds from borrowings	10,365	17,292	11,522	7,543	8,455	8,203	6,992	4,850
Repayments of borrowings	(4,052)	(12,050)	(6,844)	(3,398)	(934)	(1,017)	(1,178)	(1,213)
Deposits received (net)	44	77	1,331	(172)	(154)	(126)	(108)	(96)
Other financing (net)	(7)	27	(36)	1	—	—	—	—

Net Cash Flows from Financing Activities	6,301	5,293	5,920	3,941	7,315	7,009	5,663	3,524

Net Increase/(Decrease) in Cash Held	1,142	123	4,791	(5,158)	(563)	128	(206)	113

Derivation of the Cash Result

Net cash flows from operating activities	6,902	10,493	9,051	2,985	5,353	8,320	9,138	10,140
Net Cash Flows from investments in non-financial assets	(11,889)	(14,647)	(13,891)	(12,350)	(13,539)	(14,710)	(14,622)	(13,272)

Cash Surplus/(Deficit)	(4,987)	(4,154)	(4,841)	(9,365)	(8,186)	(6,390)	(5,484)	(3,132)

9 - 24	Budget Statement 2012-13

Table 9.17:	Derivation of ABS GFS Non-financial Public Sector Cash Surplus/(Deficit)

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m
Cash Surplus/(Deficit)	(4,987)	(4,154)	(4,841)	(9,365)	(8,186)	(6,390)	(5,484)	(3,132)
Assets acquired under finance leases	(544)	(471)	(547)	(411)	(677)	(1,474)	(466)	(165)
Other financing arrangements(a)	(156)	(206)	359	104	54	(68)	98	26

ABS GFS Surplus/(Deficit)	(5,687)	(4,830)	(5,029)	(9,672)	(8,808)	(7,932)	(5,852)	(3,271)

(a)	Comprises movements in payables and receivables of a capital nature.

9.6 Loan Council Allocation

The Australian, State and Territory governments nominate a Loan Council Allocation (LCA) each year. The LCA measures each jurisdiction’s net call on financial markets in a given financial year to meet its budget objectives. The NSW LCA for 2012-13 was approved at the April 2012 meeting of the Ministerial Council.

Table 9.18 compares the 2012-13 LCA bid based on the 2011-12 Half-Yearly Review, with a revised LCA based on 2012 -13 Budget estimates. The revised estimates take into account fiscal and economic developments that have occurred since the Half-Yearly Review.

The 2012-13 estimated LCA is a deficit of $10.3 billion compared with an original deficit allocation of $8.5 billion. The variance of $1.8 billion is outside the Loan Council’s tolerance limit. The tolerance limit for 2012-13 is $1.6 billion and is calculated as 2 per cent of cash receipts from operating activities for the non-financial public sector.

The increased Loan Council Allocation requirement is due to a $1.6 billion increase in the cash deficit of both the general government ($1.3 billion) and public non-financial corporation sectors ($0.3 billion). There is also a $0.5 billion increase in the memorandum items driven primarily by changes in the superannuation employer reserves. These reserves have been negatively impacted by revised investment earnings estimates.

Budget Statement 2012-13	9 - 25

Table 9.18:	Loan Council Allocation Estimates

		2012-13 Loan Council Allocation $m	2012-13 Budget-time Estimate $m

	General government sector cash (surplus)/deficit	2,726	4,027
	Public Non-financial Corporations sector cash (surplus)/deficit	3,844	4,157
	Non-financial public sector cash (surplus)/deficit (a)	6,570	8,186
	Acquisitions under finance leases and similar arrangements (b)	704	623
Equals:	ABS GFS cash (surplus)/deficit	7,274	8,808
Minus:	Net cash flows from investments in financial assets for policy purposes	(445)	(150)
Plus:	Memorandum items (c)	840	1,374

	Loan Council Allocation	8,559	10,332

(a)	May not directly equate to the sum of the general government and PNFC cash deficits due to intersectoral transfers which are netted out.
(b)	Finance leases and similar arrangements are shown separately as they are deducted from the AASB 1049 cash surplus to derive the ABS GFS cash surplus.
(c)	Memorandum items are used to adjust the ABS deficit to include in LCAs certain transactions, such as operating leases that have many characteristics of public sector borrowings but are not formal borrowings. They are also used, where appropriate, to deduct from the ABS deficit certain transactions, that the Loan Council has agreed should not be included in LCAs - for example, the funding of more than employers’ emerging costs under public sector superannuation schemes, or borrowings by entities such as universities.

Public Private Partnerships

As confirmed at the 1997 Loan Council meeting, states are to report their full contingent exposure to public private partnerships (PPP), where the financial impact is not already reflected within the Loan Council Allocation. Exposure is to be measured by the Government’s termination liabilities if the private sector partner defaults and disclosed as a footnote to, rather than a part of, Loan Council Allocations.

Listed below are details of PPP projects that are expected to be contracted in the 2012-13 financial year.

Contracts Expected to be Entered into in 2012-13

M5 Motorway

The Government is negotiating with Interlink Roads Pty Ltd, the current owner and operator of the M5 Motorway, on a proposal to upgrade the M5 Motorway. The M5 West widening project is designed to deliver capacity growth to accommodate increases in population and economic activity in Sydney’s southwest.

9 - 26	Budget Statement 2012-13

Appendix A:	Progress Against Fiscal Responsibility Act 2005 Targets and Principles[1]

The Government has introduced the Fiscal Responsibility Bill 2012 (the Bill) to Parliament which will replace the Fiscal Responsibility Act 2005 (the Act). Refer Chapter 1 and Chapter 3 for further details on the Bill.

These tables report on the targets and principles of the original Act (2005). As required by legislation.

Fiscal Targets

Progress Indicator	Legislative Target	Status

Medium-term

General government sector net financial liabilities (NFL)	At or below 7.5 per cent GSP by June 2010	This target was not met. The ratio of general government NFL to GSP was 11.9 per cent at June 2011. (The ratio was 12.7 per cent at June 2010).

General government sector net debt	Maintain as share of GSP at or below level at June 2005 (0.9 per cent of GSP)	This target was not met. The ratio of general government net debt to GSP was 1.8 per cent at June 2011. (The ratio was 2.2 per cent at June 2010).

Long-term

General government sector net financial liabilities	At or below 6 per cent of GSP by June 2015	This target will not be met. General government NFL are expected to be 11.2 per cent of GSP at June 2015. (They were 11.9 per cent at June 2011).

General government sector net debt	Maintain as share of GSP at or below level at June 2005 (0.9 per cent of GSP)	This target will not be met. The ratio of general government net debt to GSP is expected to be 3.9 per cent at June 2016. (The ratio was 1.8 per cent at June 2011).

Total state sector unfunded superannuation liabilities	Eliminated by 30 June 2030

Employer contributions are assessed periodically to ensure full funding by 2030.

The current arrangement will be reviewed following completion of the triennial actuarial review in December 2012.

Total state net unfunded superannuation liabilities are forecast at $41.8 billion at 30 June 2012 (9.1 per cent of GSP), and are expected to fall to $25.9 billion at 30 June 2016 (4.6 per cent of GSP).

[1]	For a review of performance over the first half-decade of the Act, refer to the Report of the Treasurer to the NSW Parliament on the Review of the Fiscal Responsibility Act 2005, which was tabled on 15 June 2011.

Budget Statement 2012-13	A - 1

Fiscal Principles

Progress Indicator	Legislative Target	Status

1. Keeping the Budget in surplus

Net operating result	Net operating result in surplus	The net operating result is expected to be in deficit in 2012-13 but to be in surplus in each of the following three years.

2. Constrained growth in net cost of services and expenses

Growth in net cost of services (NCOS) and expenses	4-year average annual growth (1) ending with the financial year prior to the Budget year; and (2) for the Budget year and forward estimates, not to exceed long-term average revenue growth

Average annual growth of the following variables for the 4-year periods ending 2011-12 and 2015-16 respectively are:

Total expenses

•      6.0 per cent and 3.3 per cent NCOS

•      6.1 per cent and 3.3 per cent

Long term average revenue growth is 5.6 per cent

Public sector employee costs	Government policy in negotiating rates of pay and conditions to be consistent with fiscal targets	The Government amended the Industrial Relations Act in 2011 to give stronger force to government policies on public sector conditions of employment. A regulation also tightened the requirement for savings offsets for any wage increases exceeding 2.5 per cent.

4. Evaluation of capital expenditure proposals

Stability of capital project budgets	Capital expenditure proposals to be evaluated in accordance with government procurement policy requirements

Strategic and Business Case Gateway Reviews assess project planning and identify alternatives for projects over $10 million.

Gateway reviews test the soundness of a project’s procurement process, with the objective of ensuring agencies have an appropriate level of procurement discipline being applied.

34 reviews were undertaken in 2011-2012 covering 122 projects valued at $3.1billion. Since 2004, 390 reviews have been under- taken of projects valued at nearly $43 billion.

Agency compliance with Gateway has improved, 93 percent of the projects listed in the 2011-12 Budget Infrastructure Statement were reviewed at the mandated gates.

However, there have been major decisions made where the business case assessment has not been properly applied. These include the now-abandoned CBD Metro and the previously proposed Parramatta to Epping Rail Line.

Infrastructure NSW was established in May 2011 to improve planning and management

A - 2	Budget Statement 2012-13

Progress Indicator	Legislative Target	Status

5. Managing State finances with a view to long-term fiscal pressures

The long-term fiscal gap	Reporting the impact of the Budget on the long-term fiscal gap	Policy and parameter changes since the 2011-12 Budget have no impact on the fiscal gap of 1.8 per cent of GSP as reported in the 2011-12 Budget. The result reflects parameter changes (principally lower GST receipts) which increase the gap by 0.14 percentage points largely offset by the net impact of policy measures which reduce the fiscal gap by 0.10 percentage points. Refer Chapter 1 for further details.

6. General government net worth

General government sector net worth	At least maintain in real terms	General government net worth is estimated to have increased by an average 0.6 per cent per annum in real terms from June 2001 to June 2012.

7. Superannuation liabilities

Unfunded super liability of GG sector and PTE sector	Manage and fund the liability to meet the long-term target, subject to periodic review	See long-term fiscal targets (page A-1)

8. Total asset management

Best practice asset maintenance or management policies	Progress reporting in budget papers on measures to implement this principle

The Government uses Total Asset Management (TAM) information from the major asset-managing agencies to prioritise investments and forecast infrastructure requirements.

The share of State assets held by nominated agencies that was covered by a TAM plan is forecast at 100 per cent in 2011-12.

9. Prudent risk management

Financial risk management comprising total state sector: • net financial liabilities • contingent liabilities debt and • financial assets	Progress reporting in budget papers on measures to implement this principle

Aggregate risk is managed by Treasury, TCorp and the NSW Self Insurance Corporation. This Includes ongoing review of asset allocation and risk management policies and procedures of authorities subject to the Public Authorities (Financial Arrangements) Act 1987.

Agency and project level risk identification procedures and strategies are in place or being developed through the Financial Management Framework, the Commercial Policy Framework and Total Asset Management guidelines.

Project specific risks for privately financed infrastructure projects are also managed within the National Public Private Partnerships Policy Framework. This Framework includes a Jurisdictional Requirements Volume which refers to the NSW 2006 Working with Government Guidelines for Privately Financed Projects for NSW specific requirements and NSW specific commercial risk allocation principles.

On 24 August 2009, NSW Treasury issued

Budget Statement 2012-13	A - 3

Progress Indicator	Legislative Target	Status

the Internal Audit and Risk Management Policy for the NSW Public Sector. The Policy strengthens internal audit and risk management in NSW Public Sector agencies by mandating adoption of current standards for professional practice and corporate governance requirements to ensure the independence of the internal audit function. Following a review of implementation issues, Treasury is developing additional guidance for agencies in a number of areas, including risk management.

10. Tax restraint

Impact of tax policy measures	Adjustments to legislated tax rates, thresholds and bases to be made with maximum possible restraint; policies should enable predictability and stability of tax regime	The net effect of tax changes since 26 March 2011 is to increase the NSW tax burden by around $2.8 billion cumulatively from 2011-12 to 2015-16, including $1.5 billion for supplementary royalties to recoup the impact of the carbon tax.

A - 4	Budget Statement 2012-13

Appendix B:	2011-12 Budget – Outcome and Summary of Variations

Budget outcome for 2011-12

The Budget result for 2011-12 is estimated to be a deficit of $337 million compared with a budgeted deficit of $718 million.

Total revenue is estimated to be $58.5 billion which is $574 million or 1.0 per cent below the original budget estimate of $59.0 billion.

Total expenses are estimated to be $58.8 billion which is $956 million or 1.6 per cent below the original budget estimate of $59.7 billion.

A detailed explanation of revenue variances by line item and expense variances by agency is set out in the attached table.

Budget Statement 2012-13	B - 1

Summary of Variations

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m

Taxation

Payroll Tax	7,538	7,625	87	Payroll Tax revenue has been stronger than suggested by wages and employment growth.

Transfer duty	3,617	3,743	126	Mainly due to duty from large commercial transactions.

Land Tax	2,485	2,370	(115)	Increase in land values for the 2012 land tax year was slightly lower than the Budget assumptions.

Government Guarantee of Debt Levy	575	504	(71)	Lower than forecast State Owned Corporation borrowings and lower interest rates.

Workers Compensation (Dust Diseases Board)	29	86	57	Mainly due to an increase in outstanding future claims liabilities. This is offset by an increase in expenses.

Other Duties and Taxes	6,314	6,331	17	Aggregated net minor variations.

Total Taxation	20,558	20,659	101

Commonwealth Grants
General Purpose:
GST Revenue Grants	15,175	14,239	(936)	Lower national GST collections reflecting weaker economic activity and a shift in spending to GST exempt goods and services.

Snowy Hydro Ltd - Tax Compensation	30	49	19	Tax liabilities have been reassessed based on prior year actuals.

National Agreements:	6,806	6,797	(9)	Aggregated net minor variations across agencies.
National Partnership Payments:
Transport for NSW	1,877	2,346	469	The Commonwealth brought forward $690 million of transport related funding from 2012-13 to 2011-12.

Department of Education and Communities	823	884	61	Mainly Commonwealth contribution for the redevelopment of Sydney Cricket Ground.

Crown Finance Entity	242	102	(140)	Lower than expected Natural Disaster Funding.

Other Grants and Subsidies	1,510	1,479	(31)	Aggregated net minor variations across agencies.

Total Commonwealth Grants	26,463	25,896	(567)

Grants and Subsidies
NSW Businesslink	35	—	(35)	Restructure of the Housing portfolio has reduced fee for service revenue from Land and Housing Corporation.

Other	550	564	14	Aggregated net minor variances.

Total Grants and Subsidies	585	564	(21)

Total Sales of Goods and Services	4,857	4,832	(25)	Aggregated net minor variances

Interest Income
Other	533	556	23	Aggregated net minor variances.

Total Interest Income	533	556	23

Dividend and Income Tax Equivalent Income from other Sectors	1,815	2,115	300	Mainly higher profits from the electricity sector and distributions associated with Sydney Water’s long term lease of the Kurnell desalination plant.

B - 2	Budget Statement 2012-13

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m

Other Dividends and Distributions	529	387	(142)	Mainly changes in timing of dividends from Snowy Hydro Limited and lower returns on investments held by NSW Self Insurance Corporation.

Total Fines, Regulatory Fees and Other Revenue	3,686	3,444	(242)	Reduction in mining royalties largely driven by higher exchange rates, lower than forecast contract prices and a shift towards lower grades of coal. Delays in transfer of properties from the Land and Housing Corporation to Aboriginal Housing Office.

TOTAL REVENUES	59,026	58,452	(574)

EXPENSES

Department of Premier and Cabinet	1,300	1,161	(139)	Mainly lower than expected payments from the Climate Change Fund due to fewer than expected connections and poor weather impacting energy output.

Transport for NSW	5,018	5,030	12	Light Rail transferred from recurrent to capital ($47 million), additional funding for redundancies and impact of transfer of Country Rail Infrastructure Authority to budget.

Crown Finance Entity	4,870	4,303	(567)	Under expenditure due to not commencing the Barangaroo pedestrian tunnel as a result of delays in planning approvals, lower than expected uptake of the Making Sydney Liveable scheme, under expenditure of employee costs and a favourable rail pricing offsetting rail costs (IPART).

Department of Education and Communities	12,290	11,966	(324)	Lower expenditure on the Productivity Places Program National Partnership due to higher completion rates for multiple year courses. Delayed rollout of the Universal Access to Early Childhood Education associated with finalisation of the funding arrangements across service providers.

Department of Family and Community Services	4,477	4,374	(103)	Mainly transfer of housing staff to Department of Finance and Services.

NSW Police Force	2,360	2,475	115	Increases in Police Death and Disability costs.

Department of Trade and Investment, Regional Infrastructure & Services	1,834	1,757	(77)	Reassessment of the number of Aboriginal Land Council claims to be processed in 2011-12, and delays in the construction of the Orange Pipeline. Timing adjustment results in underspend in the State Investment Attraction Scheme and Regional Industries Investment Fund.

Department of Finance and Services	1,308	1,317	9	Transfer in of 700 staff from Land and Housing Corporation, partially offset by staff vacancies and changes to State Fleet leasing terms. Re-alignment of personnel services to changed client needs.

State Emergency Services	55	76	21	Additional Natural Disaster responses, primarily the floods in Northern NSW.

Other	26,232	26,329	97	Aggregated net minor variances.

TOTAL EXPENSES	59,744	58,788	(956)

BUDGET RESULT - SURPLUS/(DEFICIT)	(718)	(337)	381

Budget Statement 2012-13	B - 3

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m

Capital Expenditure

Transport for NSW	219	270	51	Reclassify Light Rail expenditure from recurrent to capital expenditure.

Ministry of Health	921	705	(216)	Delays in various projects, including Wagga Wagga Base Hospital, Hornsby Hospital, Graythwaite Rehabilitation Centre, Royal North Shore Hospital, Liverpool Hospital and COAG Sub-Acute programs.

Department of Finance and Services	394	345	(49)	Delay in Corporate Shared Services Reform Project.

Department of Education and Communities	752	716	(36)	Delays in the Building the Education Revolution National Partnership program, due to contractual disputes and delays in finalisation of some contracts.

Roads and Maritime Services	3,166	2,809	(357)	Delays in the delivery of the Pacific Highway, Hunter Expressway, Hume Highway, Great Western Highway and various other projects mainly as a result of several instances of widespread flooding throughout the year.

NSW Businesslink	90	57	(33)	Delays in IT expenditure due to changes in the Shared Services implementation timetable.

Barangaroo Delivery Authority	32	11	(21)	Delays in Headland Park works, due to delayed planning approvals.

Other	1,267	1,048	(219)	Aggregated net minor variations.

Total Capital Expenditure	6,841	5,961	(880)

Sales of Non-Financial Assets

Barangaroo Delivery Authority	231	80	(151)	Changes in revenue recognition of finance leases due to delays in securing tenants for the initial commercial towers and delays in construction works.

Other	404	414	10	Aggregated net minor variations.

Total Sales of Non-Financial Assets	635	494	(141)

Depreciation
Other	3,056	3,060	4	Aggregated net minor variations.

Total Depreciation	3,056	3,060	4

Change in Inventories	4	7	3	Aggregated net minor variations.

Other Movements in Non-Financial Assets

Department of Trade and Investment, Regional Infrastructure & Services	(84)	(44)	40	Reduction in the number of land assets transferred due to a decrease in the numbers of Aboriginal Land Claims processed.

Aboriginal Housing Office	108	32	(76)	Delays in transfer of properties from the Land and Housing Corporation and reduction in average property valuation.

Other	99	108	9	Aggregated net minor variations.

Total Other Movements in Non-Financial Assets	123	96	(27)

NET (LENDING)/BORROWING	(3,986)	(2,833)	1,153

B - 4	Budget Statement 2012-13

Appendix C:	Tax Expenditure and Concessional Charges Statement

Tax expenditure is revenue forgone by granting more favourable tax treatment to certain individuals or groups than applies to taxpayers in general. Concessions are government goods and services provided to certain users at a lower charge than applies in the wider community. Tax expenditures and concessions have the same fiscal impact as normal budget expenditure.

There is an element of judgement in deciding what is a tax expenditure or concession compared to a structural feature of the underlying taxation or service delivery system. For example, stamp duty on property transfers is charged at different marginal rates according to the value of the property involved. While this could be seen as a concessional rate of taxation for lower valued properties, for the purpose of this appendix, these lower marginal rates are not classified as tax expenditures. Rather, the different rates are a design feature of the duty arrangements.

Similarly, providing a good or service at lower rates to members of the community depending on their income is not classed as providing a concession. Rather, the different rates are a design feature of the pricing arrangements. For instance, public transport is generally charged at different rates for adults and children. The children’s rate is not classified in this appendix as a concession, as it is a design feature of the pricing arrangements (although children receiving an exemption from the standard children’s fare would be a concession).

Concessions are included where the forgone agency revenue is supplemented from the Budget through social policy program payments. These concessions have a budget cost, regardless of whether an intra-government transfer offsets the cost of the concession for the agency concerned.

Caution should be exercised when using these estimates. In particular, inter-jurisdictional differences in tax expenditures and concessions may result from different definitions of which elements of the tax and charging system are tax expenditures and concessions, and which elements are structural features.

The benchmark for determining the cost of the tax expenditures and concessions is the standard tax rate or charge that applies.

Budget Statement 2012-13	C - 1

Detailed Estimates of Tax Expenditures

Transfer Duty (including “Landholder” Duty)

The benchmark tax rates for Purchaser Transfer Duty (other than for the Crown in right of New South Wales or the Commonwealth) are:

•	for transfers relating to the purchase of non-residential property, the benchmark tax rate is the marginal tax rates which vary from 1.25 to 5.5 per cent; and

•	for transfers relating to the purchase of residential property, the benchmark tax rate is the marginal rates which vary from 1.25 to 7 per cent.

From 1 July 2013 transfer duty on business assets other than land will be abolished.

Transfer Duty - Major Tax Expenditures [1]	2010-11 $m	2011-12 $m	2012-13 $m
Business

Corporate reconstructions
An exemption is granted for transactions that satisfy criteria set out in Section 281 of the Duties Act 1997.	486	178	293

Charitable organisations

An exemption is granted for transactions of charitable or benevolent organisations, as set out in Section 275 of the Duties Act 1997.	37	18	31

Government

Councils and County Councils
The transfer of property to a council or county council is exempt under the Local Government Act 1993.	5	1	3

Individuals

First Home Plus/First Home Plus One
From 1 January 2012, First Home Plus targets first home buyers who have bought a newly constructed home valued up to $600,000. From 1 July 2012, this threshold will rise to $650,000.	326	305	52

Transfers of matrimonial property consequent upon divorce
An exemption is granted under the Family Law Act 1975 (Cth) or partnership property under the Property (Relationships) Act 1984.	124	120	139

[1]	For reference purposes, where “n.a.” appears in any table, this means a tax expenditure is estimated to cost more than $1 million but is not able to be costed due to the lack of data. Where the table includes an ellipsis (…) this means the tax expenditure has a zero value in that year.

C - 2	Budget Statement 2012-13

Transfer Duty - Major Tax Expenditures [1]	2010-11 $m	2011-12 $m	2012-13 $m
Home Builders Bonus Transfer Duty Concession
Provides an exemption to newly constructed dwellings up to $600,000 purchased ‘off the plan’, and a 25 per cent concession if construction has commenced, until 30 June 2012.	150	179	10

Transfer of residences between spouses or de facto partners
An exemption is granted, subject to the property being their principle place of residence and the property jointly held after transfer.	40	38	44

Housing Construction Acceleration Plan
Provides a concession of 50 per cent for newly constructed properties up to $600,000 until 30 June 2010.	22	4	—

‘Off the plan’ purchases
Duty may be deferred until completion of the sale or 12 months after the contract.	n.a.	n.a.	n.a.

Transfer of property of deceased to persons entitled to the property in the estate	n.a.	n.a.	n.a.

Concession on the transfer of property in connection with persons changing superannuation funds	n.a.	n.a.	n.a.

Transfer of property from owner to their self-managed superannuation fund	n.a	n.a.	n.a.

Other

Other Legislation
An exemption is granted for certain transfers of dutiable property contained in other legislation.	19	6	6

Nominal duty payable on the transfer of properties as a result of a change in trustees	n.a.	n.a.	n.a.

Pensioners/concession cardholders/disadvantaged

Over 55s Transfer Duty Concession
Provides an exemption for newly constructed dwellings up to $600,000 for those over 55, until 30 June 2012. Prior to 30 June 2011, anyone aged 65 or over was eligible.	5	9	1

Rural

Intergenerational rural transfers

An exemption is granted for transfers of rural land used for primary production between generations, and between siblings, to facilitate younger family members taking over family farms.	10	11	12

Budget Statement 2012-13	C - 3

Minor Tax Expenditures (< $1 million)

•

A person who sold their property to a local government council because the home was built on flood-prone land, and has since purchased another home may pay purchaser transfer duty by instalment, over a five-year period.

•	A credit of purchaser transfer duty previously paid is applied to amalgamations of certain Western Lands leases.

•

A concession is offered for acquisition in a unit trust scheme, a private company or a listed company that has land holdings in New South Wales and with a threshold value of $2,000,000 or more, for the purpose of securing financial accommodation.

•	A concession is offered for buy-back arrangements related to unit trust schemes that meet certain criteria.

The following are exempt from transfer duty:

•	transfers of legal title to poker machine permits where there is no change in beneficial ownership

•	Equity Release Scheme – approved equity release schemes for aged home owners

•	certain purchases of manufactured relocatable homes (caravans)

•	transfers of property in a statutory trust as a result of an order under Section 66G of the Conveyancing Act 1919

•

the vesting of common property in a body corporate on the registration of a strata plan or strata plan of subdivision under the Strata Schemes (Freehold Development) Act 1973 or the Strata Schemes (Leasehold Development) Act 1986

•	call option assignments, subject to certain conditions

•	certain transfers to incorporated legal practices or incorporated pharmacy practices

•	transfer of a liquor licence in certain circumstances under the Liquor Act 2007

•	transfer of property related to a joint government enterprise that has the function of allocating funds for water savings projects

•	a principal place of residence by tenants of the Housing NSW, the Community Housing Program administered by the Housing NSW and the Aboriginal Housing Office

•	transfers by a trustee back to a former bankrupt of their estate

•	transfers by way of mortgage or discharge of mortgage of old system titled properties

•	transfers where public hospitals are the liable party

•	transfers of properties gifted to a special disability trust

•	instruments executed by or on behalf of a council or county council under the Local Government Act 1993, not connected with a trading undertaking

•	transfers executed for the purpose of amalgamation of clubs under the Registered Clubs Act 1976

C - 4	Budget Statement 2012-13

•

instruments executed by or on behalf of agencies within the meaning of the Convention on the Privileges and Immunities of the Specialised Agencies approved by the General Assembly of the United Nations in 1947

•	transfers between associations of employees or employers registered under the Workplace Relations Act 1996 (Cth) for the purpose of amalgamation

•	transfer of property to the NSW Aboriginal Land Council, Regional Aboriginal Land Council, or Local Aboriginal Land Council

•	transfers of property between licensed insurers, and between the WorkCover Authority and licensed insurers, under the Workers Compensation Act 1987

•

transfer of a principal place of residence from a corporation or a special trust to certain individuals, or the transfer of any land owned by a special trust since 11 September 1990 to certain persons.

General Insurance Duty

The benchmark is all premiums for general insurance policies, except insurance covering property of the Crown in right of New South Wales. The benchmark tax rate is 9 per cent of the premium paid.

General Insurance Duty - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Business

Exemption for WorkCover premiums	270	275	283

Marine and cargo insurance
Exemption for marine insurance covering hulls of commercial ships and the cargo carried by land, sea or by air.	11	12	13

Government

Exemption for non-commercial ventures of local councils	n.a.	n.a.	n.a.

Individuals

Concessional rates for Types B and C general insurance, as identified in Section 233 of the Duties Act 1997
A concessional rate of 5 per cent applies to certain categories of general insurance, including motor vehicle (excluding compulsory third party), aviation, disability income, occupational indemnity and hospital and ancillary health benefits (where not covered by private health insurer). Crop and livestock insurance is taxed at a concessional rate of 2.5 per cent.	249	278	287

Budget Statement 2012-13	C - 5

General Insurance Duty - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Compulsory third party motor vehicle insurance
Exemption for third party motor vehicle personal injury insurance (green slip), as per the Motor Accidents Act 1988 and the Motor Accidents Compensation Act 1999.	156	178	188

Exemption for medical benefits insurance	n.a.	n.a.	n.a.

Minor Tax Expenditures (< $1 million)

The following are exempt:

•	insurance by non-profit organisations with the main aim being a charitable, benevolent, philanthropic, or patriotic purpose

•

Societies or institutions whose resources are used wholly or predominantly for the relief of poverty, the promotion of education, or any purpose directly or indirectly connected with defence or the amelioration of the condition of past or present members of the naval, military or air forces of the Commonwealth or their dependants or any other patriotic objects

•	insurance by the NSW Aboriginal Land Council, Regional Aboriginal Land Council and Local Aboriginal Land Council

•	insurance covering mortgages or pools of mortgages acquired for issuing mortgage backed securities

•	separate policies covering loss by fire of tools, implements of work or labour used by any working mechanic, artificer, handcrafter or labourer

•	redundancy insurance in respect of a housing loan that does not exceed $124,000

•	reinsurance.

C - 6	Budget Statement 2012-13

Life Insurance Duty

The benchmark is all products (or part thereof) where the sum assured offered by life insurance companies provides for a payment in the event of death or injury from natural causes of the person insured or upon survival to a specified age. The benchmark tax rate is $1 on the first $2,000 and 20 cents for every $200 in excess of this amount.

Life Insurance Duty - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Individuals

Superannuation
An exemption is granted to all group superannuation investment policies that are for the benefit of more than one member.	148	155	160

Annuities
An exemption is granted to annuities.	20	21	22

Mortgage Duty

Duty on mortgages for owner occupied housing was abolished from 1 September 2007 and duty on mortgages for the purpose of investment housing was abolished from 1 July 2008.

Mortgage duty on all other advances will be abolished from 1 July 2013.

Mortgage Duty - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Business

Refinanced loans where the borrower and the security for the loan remain the same
A mortgage that secures the amount of the balance outstanding for the same borrower and on the same property as under an earlier mortgage is exempt to a limit of $1 million. Any additional amount above the lesser of the previously secured amount or $1 million is liable for duty.	143	113	110

Mortgage-backed securities
An exemption is granted for financial institutions using pooled mortgages from their lending assets as security for borrowing funds.	n.a.	n.a.	n.a.

Budget Statement 2012-13	C - 7

Mortgage Duty - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Fund raisings by finance companies through debenture issues

An exemption is granted to companies whose sole or principal business is to provide finance to the public. Debentures issued, trust deeds and mortgages executed by “financial corporations” as defined in the legislation are not liable to duty. However, the trust deed is stamped as a Declaration of a Trust.

	n.a.	n.a.	n.a.

Loan-backed securities
An exemption is granted to securities issued backed by cash flow from loans (secured and unsecured).	n.a.	n.a.	n.a.

Consumer credit contracts up to $35,000	n.a.	n.a.	n.a.

Instruments creating, issuing or marketing mortgage-backed securities	n.a.	n.a.	n.a.

Minor Tax Expenditures (< $1 million)

The following are exempt:

•

duty is not charged on additional loans secured under a mortgage if the additional loans do not exceed $10,000 in any 12 month period, excluding the 12 month period that follows the making of the initial loan

•	mortgages created solely for the purpose of providing security in accordance with a condition imposed on the grant of bail in criminal proceedings

•	a mortgage of any ship or vessel, or of any part, interest, share or property of or in any ship or vessel

•	any mortgage made or given to the WorkCover Authority

•	mortgages given by a council or county council under the Local Government Act 1993

•	mortgages given by institutions for the relief of poverty and promotion of education

•	mortgages given by institutions of charitable or benevolent nature, or for the promotion of the interests of Aborigines

•	mortgages given by the NSW Aboriginal Land Council, Regional Aboriginal Land Council and Local Aboriginal Land Council

•	offshore banking units (as defined in the Income Tax Assessment Act 1936 (Cth)) where a loan is executed for offshore parties

•	mortgages by public hospitals

C - 8	Budget Statement 2012-13

•

a mortgage that secures an amount advanced by an employer or a related body corporate of an employer to an employee of the employer, to finance a purchase by the employee of shares in the employer, or a related body corporate of the employer, if the amount advanced (and the total of all advances that the mortgage secures) does not exceed $16,000

•	agencies covered by the Convention on the Privileges and Immunities of the Specialised Agencies approved by the General Assembly of the United Nations in 1947

•	mortgages by clearing houses of the Sydney Futures Exchange and Australian Options Market that do not secure an advance

•	an instrument that becomes a mortgage, or evidences the terms of a mortgage that is executed for the purposes of certain money market trading operations by the person executing the instrument

•

a charge over land that is created under an agreement for the sale or transfer of the land if any part of the deposit or balance of the purchase price for the land is paid to the vendor (or as the vendor directs) before completion of the sale or transfer

•	an advance to a natural person or a strata corporation for the acquisition of farm machinery or a commercial vehicle that is secured by the mortgage.

Marketable Securities Duty

The benchmark is the turnover (sale price x quantity traded) of shares, units, derivatives and interests that are not quoted on the Australian Stock Exchange or a recognised stock exchange. The benchmark tax rate is 60 cents per $100 or part thereof, with the purchaser paying the duty.

From 1 July 2013, unquoted marketable securities duty will be abolished.

Marketable Securities Duty - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Business

Corporate reconstructions
An exemption is granted, provided certain qualifying criteria are satisfied, as set out in Section 281 of the Duties Act 1997.	97	119	108

Minor Tax Expenditures (< $1 million)

•

Nominal duty is charged on the transfer of unquoted marketable securities between the beneficial owner and the trustee or nominee of the beneficial owner. Concessional duty is charged on the transfer of unquoted marketable securities in connection with persons changing superannuation funds.

Budget Statement 2012-13	C - 9

The following transfers are exempt:

•	transfers of units in a unit trust where the purpose is to give effect to a merger or takeover of qualifying unit trusts

•	share buy-backs by NSW companies

•	mining companies whose operations relate solely to New South Wales if the consideration for the transfer or agreement is above the unencumbered value of the marketable securities

•	transfers to parties outside a marriage where the transfer is pursuant to an order of the Family Court of Australia in order to comply with the Corporations Act 2001 (Cth)

•	transfers made to give effect to a scheme that would qualify for rollover under subdivision 124-Q of the Income Tax Assessment Act 1997 (Cth).

Motor Vehicle Stamp Duty

The benchmark taxable activity is the purchase of a new vehicle or the subsequent transfer of the vehicle. The benchmark tax rate for most vehicles is $3 per $100 or part thereof for passenger vehicles valued up to $45,000. For passenger vehicles valued over $45,000 the benchmark is $1,350 plus $5 per $100 above the $45,000 threshold.

Motor Vehicle Stamp Duty - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Business

New demonstrator motor vehicle
An exemption is granted to a licensed motor dealer or wholesaler under the Motor Dealers Act 1974.	55	57	60

Individuals

Caravans and Camper Trailers	18	19	21

Transfer of ownership of a deceased registered owner
An exemption is granted for the transfer of registration to a nominated legal personal representative or the person beneficially entitled to the vehicle in the estate.	7	7	7

Transfer of ownership after divorce or a breakdown of a de facto relationship
An exemption is granted for the transfer of registration into the name of one of the parties to a divorce or separation in a de facto relationship.	2	2	3

C - 10	Budget Statement 2012-13

Motor Vehicle Stamp Duty - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Government

Local councils
An exemption is granted for the transfer of registration into the name of a local council, not being for a trading undertaking.	11	10	10

Pensioners/concession cardholders/disadvantaged

Vehicles purchased by war veterans and impaired members of the Defence Force
An exemption is granted to war veterans in receipt of a totally and permanently incapacitated (TPI) pension, veterans in receipt of an extreme disablement adjustment pension, an intermediate service pension or 70 per cent or higher of the disability pension from the Department of Veterans’ Affairs. Current or former members of the Defence Force, adjudged as being impaired and eligible, or in receipt of compensation or special rate disability pension are also eligible.	2	2	2

Minor Tax Expenditures (< $1 million)

•	A concession applies to vehicles modified for use by disabled persons.

The following are exempt:

•	all vehicles registered by non-profit charitable, benevolent, philanthropic or patriotic organisations

•	transfer of vehicles as part of a corporate reconstruction, provided both corporations are members of the same group

•	vehicles specially constructed for ambulance or mine rescue work

•	vehicles weighing less than 250 kg used for transporting invalids

•	vehicles registered by a Livestock Health and Pest Authority, established under the Rural Lands Protection Act 1998

•	vehicles registered by NSW Aboriginal Land Council, Regional Aboriginal Land Council and Local Aboriginal Land Council

•	if the motor vehicle is to be registered conditionally under Road Transport (Vehicle Registration) Act 1997.

Budget Statement 2012-13	C - 11

Payroll Tax

From 1 July 2012 to 30 June 2013, the payroll tax benchmark is aggregate annual gross remuneration paid by a single or group taxpayer in excess of a threshold of $689,000. The benchmark tax rate is 5.45 per cent.

Payroll Tax - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Business

Apprentices
All not-for-profit group training apprentice schemes are fully exempt. All other employers employing apprentices will be eligible for a full rebate of tax on apprentice wages.	50	51	54

Trainees
All not-for-profit group training traineeship schemes are fully exempt. All other employers employing trainees will be eligible for a full rebate of tax on trainee wages.	33	34	36

Private hospitals and nursing homes
An exemption is granted for wages paid to a person engaged exclusively in work of a kind ordinarily performed in connection with the conduct of these organisations.	17	17	18

Maternity Leave
An exemption is granted for maternity leave payments for a period of up to 14 weeks.	13	13	14

Redundancy payments
Bona fide redundancy or approved early retirement scheme payments are exempt.	9	10	10

Charitable organisations

Charitable institutions
An exemption is granted for wages paid by a non-profit organisation whose sole or dominant purpose is charitable, benevolent, philanthropic or patriotic, to an employee engaged exclusively in work of a kind ordinarily performed in connection with these institutions.	78	80	84

Government

Public hospitals, Local Health Districts and Ambulance Service of NSW
An exemption is granted for wages paid to a person engaged exclusively in work of a kind ordinarily performed in connection with the conduct of these organisations.	509	524	549

C - 12	Budget Statement 2012-13

Payroll Tax - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Local councils
An exemption is granted to a council or county council, including a wholly owned subsidiary of a council and public markets, except where wages are paid in connection with a number of trading undertakings: such as the supply of electricity or gas, water, sewerage services, parking station, hostel or coal mine. A full list of trading undertakings is outlined in the Payroll Tax Act 2007.	204	211	221

Schools and colleges
An exemption is granted to a school or college (other than a technical school or a technical college), that is not carried on by or on behalf of the State of New South Wales, is not for profit and which provides education at or below, but not above, the secondary level of education.	169	174	184

Home Care Service
An exemption is granted to employees of the Home Care Service.	9	9	9

Religious institutions

Religious institutions
An exemption is granted for wages paid to a person while engaged exclusively in work of a kind ordinarily performed in connection with these institutions.	41	42	44

Minor Tax Expenditures (< $1 million)

The following are exempt:

•	wages paid to an employee who is on leave from employment by reason of service in the Defence Forces

•	wages paid to persons employed under the Community Development Employment Project administered by Aboriginal and Torres Strait Islander Corporations

•	wages paid by the Australian-American Fulbright Commission

•	wages paid by the Commonwealth War Graves Commission

•

wages paid to members of the official staff by a consular or other non-diplomatic representative of another country or by a Trade Commissioner representing in Australia any other part of the Commonwealth of Nations

•	wages paid for a joint government enterprise that has the function of allocating funds for water saving projects

•	wages paid by the Governor of a State

Budget Statement 2012-13	C - 13

•

wages paid to employees while the employees are providing volunteer assistance to the State Emergency Services or Rural Fire Brigades (but not in respect of wages paid or payable as recreation leave, annual leave, long service leave or sick leave)

•	adoption leave payments for a period of up to 14 weeks

•	paternity leave payments for a period of up to 14 weeks.

Land Tax

The benchmark tax base is the average of the last three years unimproved land value of all land owned, on 31 December of the previous year, that is above the indexed threshold for that year (as defined in the Land Tax Management Act 1956). The primary exceptions to this are land used for owner-occupied residences, farmland, and land owned by the Commonwealth or NSW Governments.

The benchmark tax rate for the 2012 land tax year is $100 plus 1.6 per cent of the land value between the thresholds of $396,000 and $2,421,000, and 2 per cent thereafter.

Land Tax - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Business

Racing clubs
An exemption is granted for land owned by or held in trust for any club for promoting or controlling horse racing, trotting or greyhound racing which is used primarily for the purposes of their meetings.	8	8	9

Employer and employee organisations
An exemption is granted for land owned by or held in trust for employer and employee organisations for that part not used for a commercial activity open to members of the public.	3	3	3

Co-operatives
An exemption is granted for land owned by a co-operative under the Co-operatives Act 1992 which has any of the objectives listed in Section 7 of that Act.	9	9	10

Child care centres and schools
An exemption is granted for land used as a residential child care centre licensed under the Children and Young Persons (Care and Protection) Act 1998 or a school registered under the Education Act 1990.	4	4	4

C - 14	Budget Statement 2012-13

Land Tax - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Charitable organisations

Friendly societies
An exemption is granted for any society registered under the Friendly Societies (NSW) Code.	n.a.	n.a.	n.a.

Non-profit societies, clubs and associations
An exemption is granted for a building (or part thereof) occupied by a society, club or association and not carried on for pecuniary profit of members.	n.a.	n.a.	n.a.

Charitable and educational institutions

An exemption is granted for land owned by or in a trust for a charitable or educational institution if the institution is carried on solely for charitable or educational purposes and not for pecuniary profit of members.

	n.a.	n.a.	n.a.

Government

Public cemeteries and crematoriums
An exemption is granted for any land used as a public cemetery or crematorium.	14	15	15

Public and private hospitals and Local Health Districts
An exemption is granted for land used by a public hospital (including nursing homes) or Local Health District.	18	19	19

Land owned and used by a local council	n.a.	n.a.	n.a.

Public authorities representing the Crown	n.a.	n.a.	n.a.

NSW Aboriginal Land Councils, Regional Aboriginal Land Councils and Local Aboriginal Land Councils	n.a.	n.a.	n.a.

Land leased for use as a fire brigade, ambulance or mines rescue station	n.a.	n.a.	n.a.

Individuals

Early payment discount
A discount of 1.5 per cent on land tax payable is available where the taxpayer pays the whole amount within 30 days after issue of the notice of assessment.	20	20	21

Other

Public gardens, recreation grounds and reserves
An exemption is provided for land used as a public garden, public recreation ground or public reserve.	n.a.	n.a.	n.a.

Budget Statement 2012-13	C - 15

Land Tax - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Sporting clubs

An exemption is provided for land owned by or in a trust for any club or body of persons where the land is used primarily for the purpose of a game or sport and not used for pecuniary profit of the members of that club or body.

	n.a.	n.a.	n.a.

Sydney Light Rail
An exemption is provided in respect of the land occupied by the Sydney Light Railway.	n.a.	n.a.	n.a.

Pensioners/concession cardholders/disadvantaged

Retirement villages
An exemption is granted for land used as retirement villages, and residential parks predominantly occupied by retired persons.	103	106	111

Boarding houses for low-income persons
An exemption is granted for land used for boarding houses for which the rent charged is less than the amount prescribed by the guidelines.	7	7	8

Religious institutions

Religious societies
An exemption is provided for land owned by or in trust for a religious society if the society is carried on solely for religious, charitable or educational purposes.	13	13	14

Place of worship or residence
An exemption is provided for a place of worship for a religious society, or a place of residence for any clergy or ministers or order of a religious society.	n.a.	n.a.	n.a.

Rural

Land used for primary production
An exemption is granted for any land where the dominant use is for primary production purposes. In urban zones this is limited to land used for primary production for the purpose of profit on a continuous or repetitive basis. This excludes some land such as hobby farms.	408	420	436

Agricultural showgrounds

An exemption is granted for land used and occupied for the purpose of holding agricultural shows, or shows of a like nature and owned by, or held in trust for, a society which is established for the purpose of holding such shows not for the pecuniary profit of its members and primarily uses its funds for the holding of such shows.

	n.a.	n.a.	n.a.

C - 16	Budget Statement 2012-13

Minor Tax Expenditures (< $1 million)

•	A concession is provided for unoccupied flood liable land.

The following are exempt:

•	low cost accommodation within 5 km of Sydney GPO

•	Primary Products Marketing Boards, Livestock Health and Pest Authorities and Agricultural Industry Service committees

•	temporary absences from a home, including circumstances where a home has been destroyed due to fire, storm, earthquake, accidental or malicious damage

•	community land development

•

land subject to a conservation agreement under the National Parks and Wildlife Act 1974 or a trust registered under the Nature Conservation Trust Act 2001, being in either case, an agreement that remains in force in perpetuity

•	land owned, held in trust or leased by the Nature Conservation Trust of NSW, or land subject to a permanent conservation or trust agreement

•	land that is the subject of a biobanking agreement

•	land owned by a joint government enterprise that has the function of allocating funds for water saving projects

•	land used solely as a police station

•	land owned by RSL (NSW Branch), being Anzac House

•	principle place of residence of a person with a disability, in a Special Disability Trust.

Vehicle Weight Tax

The benchmark tax base is all vehicles intended for on-road use, with the exception of Commonwealth Government vehicles. The benchmark tax rate is as defined in the Motor Vehicles Taxation Act 1988 for private and business vehicles.

Vehicle Weight Tax - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Business

General purpose plant
Concessions are provided for machines that cannot carry any load other than tools and accessories necessary for the operation of the vehicle.	22	23	23

Budget Statement 2012-13	C - 17

Vehicle Weight Tax - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Government

Roadwork equipment - including local government
An exemption is granted to any motor vehicle or plough, bulldozer, mechanical scoop or shovel, road grader, road roller or similar machinery that is owned by a local council within the meaning of the Local Government Act 1993 and which is used for the purposes of road construction, road maintenance, road repair, removal of garbage or night soil, bush fire fighting, civil defence work or to any roller, lawn mower or similar machinery used solely or principally for the rolling or maintenance of tennis courts, cricket pitches, lawns or pathways.	6	6	6

Federal government departments
Any vehicle that is leased to a Commonwealth Authority as provided under Section 16, Part 3, (2) (d) of Commonwealth Vehicles (Registration and Exemption from Taxation) Act 1997 (Cth).	2	2	2

Concessions provided under Part 4, section 16 and 17 of the Motor Vehicle Taxation Act 1988.	1	1	1

Pensioners/concession cardholders/disadvantaged

Selected social security recipients
An exemption is granted for any motor vehicle owned by holders of pensioner concession cards, Department of Veteran Affairs (DVA) Totally and Permanently Incapacitated cards and DVA Gold War Widow’s cards. Those pensioners must use the vehicle substantially for non-business purposes.	203	211	216

Rural

Primary producers
Primary producer concessions include, for motor vehicles not greater than 4.5 tonnes of gross vehicle mass, private rates rather than business rates for cars and station wagons and 55 per cent of business rates for trucks, tractors and trailers.	23	24	25

Minor Tax Expenditures (< $1 million)

•

A concessional rate of 55 per cent of business rates (or 30 per cent if outside the Sydney metropolitan area, Newcastle or Wollongong districts) is applied to any motor vehicle that is used solely or principally as a tow truck with a crane and hook.

•	A concessional rate of 88 per cent is provided for mobile cranes used for private use.

C - 18	Budget Statement 2012-13

•	A concessional rate of tax is applied to any motor vehicle that is owned by a Livestock Health and Pest Authority and is used solely for carrying out the functions of the board.

•	A concessional rebate of $100 from vehicle registration is given to first and second year apprentices registered with the NSW Department of Education and Communities.

•

A concessional rebate is given to small business owners on the cost of vehicle registration for every new apprentice hired between 1 July 2007 and 30 June 2008. The first year rebate is the vehicle’s registration fee and weight tax. For the second and third years of the same apprentice’s employment, the rebate covers the vehicle’s registration fee only.

The following are exempt:

•	any motor vehicle that is used principally as an ambulance except government owned

•	motor vehicles used by the State Emergency Service except government owned

•	any motor vehicle on which a trader’s plate is being used in accordance with the Road Transport (Vehicle Registration) Act 1997 or the regulations under that Act

•	any motor vehicle that is owned by Aboriginal Land Councils

•	motor vehicles in the name of Consular Employees and Trade Missions.

Drivers’ Licences

The benchmark tax rates in 2011-12 were $50 for a one-year licence, $118 for a three-year licence and $157 for a five-year licence. These rates are updated annually on 1 July by Roads and Maritime Services.

Drivers’ Licences - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Pensioners/concession cardholders/disadvantaged

Selected social security recipients[2]
An exemption is granted to any licence holder who also holds a pensioner concession card, Department of Veterans’ Affairs (DVA) Totally and Permanently Incapacitated card, or DVA Gold War Widows Card and who can provide evidence that their income is below a certain level or can provide a DVA letter regarding their disability rate. The vehicle owned by the licence holder must be used substantially for social or domestic purposes.	38	22	23

[2]	Profile of estimates is due to the renewal pattern of three and five year driver’s licences.

Budget Statement 2012-13	C - 19

Motor Vehicle Registration Fees

The benchmark tax base is all vehicles intended for on-road use. The benchmark tax rates in 2011-12 were $57 for motor vehicles, $250 for trucks and prime movers, and $374 for articulated trucks. These rates are updated annually on 1 July by Roads and Maritime Services.

Motor Vehicle Registration Fees - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Pensioners/concession cardholders/disadvantaged

Selected Social Security Recipients
Holders of pensioner concession cards, Department of Veterans’ Affairs (DVA) Totally and Permanently Incapacitated Cards, and DVA Gold War Widows Cards (based on income or based on disability pension rate) are exempt.	43	43	44

Minor Tax Expenditures (< $1 million)

•	Exemption for Mobile Disability Conveyance.

Gambling and Betting Taxes

The benchmark for gaming machines in hotels and registered clubs is defined to be the rates of taxation applying to hotels, which vary from 0.0 per cent to 50.0 per cent (annual rates from 1 July 2010) depending on the level of annual profits from gaming machines.

The benchmark for totalisators is a tax rate of 19.11 per cent of player loss.

Gambling and Betting Taxes - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Gambling clubs

Club gaming machines
Poker machines installed in clubs registered under the Registered Clubs Act 1976 are taxed at lower rates than poker machines installed in hotels.	649	746	791

Minor Tax Expenditures (< $1 million)

•	A full rebate of tax is provided to racing clubs operating non-TAB Ltd pools.

C - 20	Budget Statement 2012-13

Parking Space Levy

The benchmark is off-street parking spaces in either Category 1 areas (City of Sydney, North Sydney and Milsons Point business districts) or Category 2 areas (Chatswood, Parramatta, St Leonards and Bondi Junction business districts).

The benchmark levy is indexed annually to movements in the Sydney CPI, as per section 8 of the Parking Space Levy Regulation 2009.

For 2012-13, the benchmark levy is $2,160 per space in Category 1 areas and $770 per space in Category 2 areas.

Parking Space Levy - Major Tax Expenditures	2010-11 $m	2011-12 $m	2012-13 $m
Business

General exemptions and concessions in all regions

An exemption is granted to certain parking spaces in Category 1 and 2 areas, as identified in Section 7 of the Parking Space Levy Regulation 2009. Broadly, the exemption captures parking spaces intended for any of the following; bicycles and motor cycles, residents of same or adjoining premises, use under the mobility parking scheme, loading and unloading of goods or passengers, cranes and other plant, overnight parking of emergency service vehicles, private vehicles parked on land owned by councils, religious organisations or bodies, charities or benevolent institutions, persons providing services on a casual basis, unused casual parking or unleased tenant parking.

	39	40	40

Exempt parking spaces in Chatswood, Parramatta, St Leonards and Bondi Junction
An exemption is granted to parking spaces for customers attached to retail outlets, hotels, motels, clubs, restaurants, medical centres, car hire and sales, repair and wash establishments and funeral parlours.	9	10	10

Budget Statement 2012-13	C - 21

Detailed Estimates of Concessions

Details of concessions by function are shown below. Each concession is classified by type and a distinction is drawn between major concessions ($1 million or more) and minor concessions (less than $1 million).

Education - Major Concessions	2010-11 $m	2011-12 $m	2012-13 $m
Students/young people

School Student Transport Scheme
The School Student Transport Scheme provides subsidised travel to and from school for eligible students on government and private bus, rail, and ferry services, long distance coaches and in private vehicles where no public transport services exist.	538	550	572

TAFE fee concession
Fee exemptions are available to ATSI students and for students enrolling in Special Access courses. Students with a disability (or in receipt of a disability pension) are exempted from one course fee and pay a concession fee per subsequent course enrolment in the same year. Students in receipt of a Commonwealth benefit or allowance pay a concession fee per course per year. Fees for apprentices and trainees are capped according to eligibility for a Commonwealth rebate.	74	76	79

Minor Concessions (< $1 million)

•	The Department of Trade and Investment, Regional Infrastructure and Services sells certain publications to schools and libraries at a lower than retail value.

Health - Major Concessions	2010-11 $m	2011-12 $m	2012-13 $m
Pensioners/concession card holders/disadvantaged

Ambulance service for pensioners
Free transport by ambulance is provided for holders of pensioner health benefit cards.	176	188	201

Outpatient Pharmaceutical Scheme for pensioners
Free or discounted pharmaceuticals are provided for holders of pensioner health benefit cards.	11	12	12

Life Support and Medical Energy Rebates Scheme
The Department of Trade and Investment, Regional Infrastructure and Services funds a rebate for energy costs for eligible recipients and costs associated with certain life support systems.	4	4	6

C - 22	Budget Statement 2012-13

	000,000	000,000	000,000
Social Security and Welfare - Major Concessions	2010-11 $m	2011-12 $m	2012-13 $m
Pensioners/concession card holders/disadvantaged

Public transport concessions
Pensioners, seniors, welfare beneficiaries and students travel for less than full fare on bus, rail, taxi and ferry services (excluding School Student Transport Scheme).	432	438	452

Home and Community Care (HACC) - Transport Component
Provides community transport services to the elderly and young people with disabilities and their carers.	48	43	48

Community Transport Program
Subsidised transport to address special needs caused by geographic isolation, physical condition or significant social disadvantage.	4	7	7

Community interpreting and translation service
The Community Relations Commission funds translation and interpreting services in criminal and family courts for holders of Pensioner Concession Cards.	4	5	5

Spectacles program
Free spectacles are provided to people with visual impairment who have low income and assets.	6	4	5

	000,000	000,000	000,000
Housing and Associated Amenities - Major Concessions	2010-11 $m	2011-12 $m	2012-13 $m
Charitable organisations

Crown Land rent concessions
Rebates from market rent may be granted in certain circumstances where tenure holders are eligible for concessions (e.g. eligible pensioners, charitable or non-profit community service, sporting or recreational organisations).	19	15	16

Exempt properties water rate concession

The Department of Finance and Services (previously the Department of Environment, Climate Change and Water) funds a partial discount on Sydney Water Corporation and Hunter Water Corporation charges to owners of properties used by non-profitable community services and amenities (principally councils, religious bodies and charities):

• Sydney Water Corporation	13	15	17

• Hunter Water Corporation	2	2	2

Budget Statement 2012-13	C - 23

	000,000	000,000	000,000
Housing and Associated Amenities - Major Concessions	2010-11 $m	2011-12 $m	2012-13 $m
Individuals

Backlog sewerage connection fee concession
The Department of Finance and Services (previously the Department of Environment, Climate Change and Water) funds Sydney Water Corporation to connect selected un-sewered areas to the sewerage network, based on public health and environmental priorities.	5	2	4

Family Energy Rebate
Low income families will receive a rebate of up to $75 for the 2012-13 financial year to assist in the payment of power bills. Eligibility will require the account holder to have been eligible for the Commonwealth Government’s Family Tax Benefit A or B in the 2011-12 financial year.	—	—	12

Hardship and Low Income Schemes
Sydney Water Corporation funded by the Department of Finance and Services provides concessions through hardship and low income schemes for customers in financial hardship.	<1	<1	1

Pensioners/concession card holders/disadvantaged

Local council rates concession
Local council rates are reduced for holders of Pensioner Concession Cards.	74	76	76

Pensioner water rate concession

The Department of Finance and Services (previously the Department of Environment, Climate Change and Water) funds Sydney Water Corporation and Hunter Water Corporation to provide Pensioner Concession Card holders a rebate for their water and sewerage charges.

• Sydney Water pensioners receive a 100 per cent discount on the fixed water service charge, 83 per cent discount on the sewerage charge and 50 per cent discount on the stormwater service charge.	121	132	154

• Hunter Water pensioners receive a rebate of up to $239 per annum, which will increase to approximately $250 per annum in 2012-13. The Environmental Improvement Charge is also waived.	10	11	11

Low Income Household Rebate
The Department of Trade and Investment, Regional Infrastructure and Services funds an energy rebate for holders of eligible Pensioner Concession and Health Care Cards. From 2011-12 eligible customers will receive a rebate of $200 per annum on their energy bills.	104	143	180

C - 24	Budget Statement 2012-13

	000,000	000,000	000,000
Housing and Associated Amenities - Major Concessions	2010-11 $m	2011-12 $m	2012-13 $m
Energy Accounts Payment Assistance Scheme
The Department of Trade and Investment, Regional Infrastructure and Services provides financial assistance (including gas and electricity) for consumers in financial hardship.	14	14	15

Minor Concessions (< $1 million)

•

The Department of Finance and Services (previously the Department of Environment, Climate Change and Water) funds a discount on Sydney Water Corporation’s septic pump-out fees to residences in the Blue Mountains that are residential-zoned and not connected to the sewerage network.

•	The Department of Trade and Investment, Regional Infrastructure and Services provides a reimbursement to Country Energy for delivering pensioner rebates to Broken Hill eligible pensioners.

	000,000	000,000	000,000
Recreation and Culture - Major Concessions	2010-11 $m	2011-12 $m	2012-13 $m
Pensioners/concession card holders/disadvantaged

Free or discounted entry to National Parks
Holders of Pensioner Concession Cards, Seniors, Volunteers and Community Groups receive free or discounted entry to National Parks.	9	9	9

Concessional vessel registration
NSW Maritime provides a 50 per cent concession on recreational vessel registration to holders of Pensioner Concession Cards and Repatriation Health Cards.	1	1	1

Museum of Applied Arts and Sciences
Concessional admission charges for children, students, seniors and the unemployed. Country residents are entitled to a concession on the Museum’s household membership. Concessional rates for venue hire apply to community or charitable groups.	<1	1	<1

Minor Concessions (< $1 million)

•	NSW Maritime offers a concession for recreational boating licences and private mooring licences for pensioners.

•	The Royal Botanic Gardens and Domain Trust offers a concessional admission charges for entry to Tropical Centre, Sydney for pensioners and seniors card holders.

•	The Historic Houses Trust of NSW offers concessional admission charges for unemployed, children, pensioners, seniors and students.

Budget Statement 2012-13	C - 25

•

The Australian Museum offers concessional or reduced admission charges to students, the unemployed and holders of pensioner health care cards, free general admission to seniors card holders, disadvantaged school students, adults with school groups, Museum Society members and children under five years old.

•

The Sydney Opera House offers concessional charges on guided tours for children, pensioners, seniors, students and school group tours, and concession tickets are available to many Sydney Opera House productions for pensioners/seniors, full time students and children.

•	The Art Gallery of NSW offers a concessional admission charges for entry to special exhibitions for the unemployed, children, pensioners, seniors, students and school groups.

	000,000	000,000	000,000
Agriculture, Forestry and Fishing - Major Concessions	2010-11 $m	2011-12 $m	2012-13 $m
Pensioners/concession card holders/disadvantaged

Fishing licence concessions
Fishing licence concessions are provided to pensioners and children.	4	4	4

Minor Concessions (< $1 million)

•	Forests NSW provides pensioner discounts on firewood permits for the collection of firewood and discounts to charitable organisations on the purchase of Christmas trees.

C - 26	Budget Statement 2012-13

Appendix D:	Accounting principles followed in the Budget Papers

The Public Finance and Audit Act 1983 requires Budget Papers to include three primary financial statements for the general government sector, prepared and presented in accordance with Australian accounting standards:

•	operating statement

•	statement of financial position (referred to as the balance sheet in the Budget Papers)

•	cash flow statement.

Budget Paper No. 2 Budget Statement presents the general government sector in aggregate while Budget Paper No. 3 Budget Estimates presents the budgets for individual agencies within the general government sector.

Budget Paper No. 2 is presented in accordance with accounting standard AASB 1049 Whole of Government and General Government Sector Financial Reporting. AASB 1049 follows Government Finance Statistics (GFS) principles where these do not conflict with Generally Accepted Accounting Principles (GAAP). However, agency budgets in Budget Paper No. 3 are presented purely on a GAAP basis.

The GFS-GAAP and pure GAAP presentations give the same operating result. However, GFS-GAAP harmonised presentation for the general government sector dissects income and expenses into transactions and other economic flows. The net result of income and expense transactions is the net operating balance or Budget result reported in Chapter 3 of Budget Paper No. 2.

Presentational differences between the statements for the general government sector shown in Budget Paper No. 2 and individual agency budgets in Budget Paper No. 3 are explained below.

General government sector Budget (Budget Paper No. 2)

Budget scope

The general government sector incorporates the activities of agencies as defined by the GFS framework. Appendix E explains this framework, and also lists NSW Government agencies and classifies them as general government sector, public trading enterprise (PTE) sector or public financial enterprise (PFE) sector.

The general government sector also includes:

•	explicit grant payments to the PTE sector for the delivery of non-commercial programs with social objectives, as required by the Government

•	dividends, tax equivalents and guarantee fees receivable from the PTEs and PFEs, which are shown as revenues on the operating statement

•	equity in the PTE and PFE sector entities, which is classified as an investment on the balance sheet.

Budget Statement 2012-13	D - 1

The financial transactions of PFE and PTE sector agencies are not consolidated on a line-by-line basis in the budget aggregates. However, the value of net PTE and PFE sector assets is reflected in the general government sector’s equity investment.

AASB 1049 principles

The general government sector budget is presented on a GFS-GAAP harmonised basis using the following general principles drawn from AASB 1049:

•	General government sector (and whole-of-government) financial statements are prepared in accordance with the recognition, measurement and disclosure requirements of GAAP.

•	Where options exist in GAAP, the option that is consistent with GFS must be chosen, to minimise convergence differences.

•	Where there is any conflict between GAAP and GFS, GAAP prevails.

•

The statement of comprehensive income (referred to as the operating statement in the Budget Papers) dissects income and expenses into transactions and other economic flows, as defined by the ABS GFS Manual.

The net result of income and expense transactions gives the net operating balance, which is also the Budget result for the general government sector, as reported in Chapter 3 of Budget Paper No. 2. Other economic flows are excluded from the net operating balance (Budget result) as they represent changes in the volume or value of assets or liabilities that do not arise from transactions with other entities, and they are often outside the control of government.

Differences between reporting frameworks

There are some differences between AASB 1049 GFS-GAAP harmonised aggregates shown in the Budget Papers and pure GFS information reported by the Australian Bureau of Statistics. These convergence differences are not departures from accounting standards, but merely variations in measurement or treatments between the two frameworks. Details of the main convergence differences between GFS and GAAP are explained in Chapter 9 of Budget Paper No. 2.

Accounting Standards issued but not effective

AASB 119 Employee Benefits was revised in September 2011, and will come into effect for 2013-14. The new standard will modify how the operating statement presents defined benefit superannuation expenses.

Under the existing standard, a net interest expense is calculated after deducting the expected return on superannuation assets. Under the new standard, expected investment returns must be calculated using the same discount rate used to value liabilities (ie a long term Commonwealth Government bond rate). This is likely to result in higher reported superannuation net interest costs and lower financial distributions from PTEs to the general government sector. Both these factors will worsen the budget result.

D - 2	Budget Statement 2012-13

However, the worsening in the net operating balance or budget result will be offset by corresponding increases in actuarial gains, which will be reflected in other comprehensive income. The introduction of the new standard will therefore not impact on the comprehensive result.

As the new standard is not in effect for the 2012-13 Budget year, it has not been applied in the 2012-13 Budget.

The following table summarises the estimated impact of the new standard on future general government sector operating statements.

Table D.1:	Financial Impact of changes to AASB 119 Employee Benefits

Year	$ million
	Budget Result				Other Comprehensive Income			Comprehensive Result
	Surplus/ (Deficit) as Published in 2012-13 Budget Papers	Estimated increase in interest expense(a)	Estimated reduction in revenue from financial distributions(a)	Surplus/ (Deficit) post adoption of revised AASB 119	OCI as published in 2012-13 Budget Papers	Estimated increase in other comprehensive income	OCI post adoption of revised AASB 119	As published in 2012-13 Budget Papers, and post adoption of revised AASB 119 (ie no change)
2008-09	(862)	—	—	(862)	(9,867)	—	(9,867)	(10,729)
2009-10	988	—	—	988	9,757	—	9,757	10,745
2010-11	1,340	—	—	1,340	9,055	—	9,055	10,395
2011-12 est.	(337)	—	—	(337)	(16,033)	—	(16,033)	(16,370)
2012-13	(824)	—	—	(824)	11,206	—	11,206	10,382
2013-14	289	946	52	(709)	10,248	998	11,246	10,537
2014-15	562	738	42	(218)	6,262	780	7,042	6,824
2015-16	1,172	659	40	473	4,772	699	5,471	5,944

(a)	Assumes long term commonwealth bond rate of 4.8 per cent (2013-14), 5.6 per cent (2014-15), and 5.8 per cent (2015-16).

Comparative information

Accounting standards require comparative information to be restated for changes in accounting policies and corrections. Where practicable, any new accounting policy is applied retrospectively from the earliest prior period presented, as if the new accounting policy had always been applied. However, it is normally only practicable to adjust the immediate prior period.

Budget Statement 2012-13	D - 3

Agency budgets (Budget Paper No. 3)

Individual agency budgets are not presented on a GFS-GAAP harmonised basis. Therefore, they do not distinguish between transactions and other economic flows and do not disclose a net operating balance. Consequently, an agency’s budgeted operating result includes the following income and expense items that are excluded from the Budget result (due to their classification as other economic flows):

•	leave expenses associated with changes to liability discount rates

•	gains or losses on the sale of assets

•	gains or losses associated with debt management activities.

Agency budgets in Budget Paper No. 3 Budget Estimates focus on operations, rather than complying with all the presentation requirements of accounting standards.

D - 4	Budget Statement 2012-13

Appendix E:	Classification of agencies

The financial activities of all governments are measured using the Government Finance Statistics (GFS) framework.1 All entities controlled by governments are classified into sectors according to the nature of their activities and funding arrangements.

For financial reporting and policy framework purposes, NSW Treasury classifies each NSW Government entity under one of three sectors:

•	general government

•	public trading enterprise

•	public financial enterprise.

Together, these sectors make up the Total State Sector. This is not a GFS term, but it is used to describe the scope of all Government activities.

Although there are differences between NSW Treasury and GFS terminology, the same classification regime applies. The nature of each sector as it relates to NSW Government entities is as follows.

General Government Sector

The general government sector represents the scope of the Budget.

Agencies in this sector generally operate under the Financial Management Framework and carry out policy, regulatory and service delivery functions. This sector includes agencies such as the Ministry of Health, Department of Education and Communities, NSW Police Force, Rental Bond Board and Independent Pricing and Regulatory Tribunal.

‘General government sector’ is also the GFS term for this sector.

Public Trading Enterprise Sector

Agencies in this sector are either commercial or non-commercial.

Commercial enterprises generally operate under the Commercial Policy Framework, which aims to replicate disciplines and incentives that drive the efficient commercial practices of private sector businesses. They generally pay dividends and tax-equivalent payments to the general government sector. These agencies include State-owned corporations such as energy transmission and distribution corporations and the Sydney Water and Hunter Water Corporations.

Non-commercial enterprises address important social objectives and levy charges for services to client groups on a subsidised basis. These include Rail Corporation New South Wales and the New South Wales Land and Housing Corporation, which receive substantial grants from the general government sector to provide these services.

‘Public non-financial corporation sector’ is the GFS term for this sector.

Public Financial Enterprise Sector

These agencies are involved in financial services and generally operate under the Commercial Policy Framework. They include the Treasury Corporation and Lifetime Care and Support Authority of New South Wales.

‘Public financial corporation sector’ is the GFS term for this sector.

[1]	Australian Bureau of Statistics, Australian System of Government Finance Statistics: Concepts, Sources and Methods, Cat No 5514.0, ABS, Canberra, 2005.

Budget Statement 2012-13	E - 1

The following table lists all material entities controlled by the NSW Government and the sectors under which they are classified. Other smaller entities that are not material to the Budget are not consolidated or listed in the Budget Papers.

Classification of agencies by sector

	General Government Sector	Public Trading Enterprise Sector	Public Financial Enterprise Sector
Aboriginal Housing Office	—
A.C.N. 156 211 906 Pty Ltd (Light Rail and Monorail)		—
Art Gallery of New South Wales	—
Ausgrid		—
Australian Museum	—
Barangaroo Delivery Authority	—
Building Insurers’ Guarantee Corporation	—
Cancer Institute NSW	—
Catchment Management Authorities	—
Centennial Park and Moore Park Trust	—
City West Housing Pty Limited		—
Cobbora Holding Company Pty Ltd		—
Community Relations Commission of New South Wales	—
Compensation Authorities Staff Division	—
Crown Finance Entity	—
Delta Electricity		—
Department of Attorney General and Justice	—
Department of Education and Communities	—
Department of Family and Community Services	—
Department of Finance and Services	—
Department of Planning and Infrastructure	—
Department of Premier and Cabinet	—
Department of Rural Fire Service	—
Department of Trade and Investment, Regional Infrastructure and Services	—
Department of Transport	—
Destination NSW	—
Electricity Tariff Equalisation Ministerial Corporation	—
Endeavour Energy		—
Environmental Trust	—
Environment Protection Authority	—
Eraring Energy		—
Essential Energy		—
Fair Trading Administration Corporation			—
Fire and Rescue NSW	—
First Australian Mortgage Acceptance Corporation (FANMAC) Trust			—
Forests NSW		—
Health Care Complaints Commission	—
Historic Houses Trust of New South Wales	—
Home Care Service of New South Wales	—
Home Purchase Assistance Fund	—
Hunter Development Corporation	—
Hunter Water Corporation		—
Independent Commission Against Corruption	—
Independent Liquor and Gaming Authority	—

E - 2	Budget Statement 2012-13

	General Government Sector	Public Trading Enterprise Sector	Public Financial Enterprise Sector
Independent Pricing and Regulatory Tribunal	—
Independent Transport Safety Regulator	—
Information and Privacy Commission	—
Infrastructure NSW	—
Judicial Commission of New South Wales	—
Landcom		—
Legal Aid Commission of New South Wales	—
Liability Management Ministerial Corporation	—
Lifetime Care and Support Authority of New South Wales			—
Long Service Corporation	—
Luna Park Reserve Trust	—
Macquarie Generation		—
Mental Health Commission	—
Minister Administering the Environmental Planning and Assessment Act	—
Ministry for Police and Emergency Services	—
Ministry of Health	—
Motor Accidents Authority of New South Wales	—
Museum of Applied Arts and Sciences	—
Newcastle Port Corporation		—
Natural Resources Commission	—
New South Wales Crime Commission	—
New South Wales Electoral Commission	—
New South Wales Film and Television Office	—
New South Wales Land and Housing Corporation		—
New South Wales Rural Assistance Authority	—
New South Wales Treasury Corporation			—
NSW Businesslink Pty Limited	—
NSW Food Authority	—
NSW Police Force	—
NSW Self Insurance Corporation	—
NSW Trustee and Guardian	—
Office of the Board of Studies	—
Office of the Director of Public Prosecutions	—
Office of Transport Safety Investigations	—
Ombudsman’s Office	—
Police Integrity Commission	—
Port Kembla Port Corporation		—
Public Service Commission	—
Public Transport Ticketing Corporation		—
Rail Corporation New South Wales		—
Rental Bond Board	—
Residual Business Management Corporation		—
Roads and Maritime Services	—
Royal Botanic Gardens and Domain Trust	—
State Emergency Service	—
State Library of New South Wales	—
State Property Authority	—
State Records Authority	—
State Transit Authority of New South Wales		—
State Water Corporation		—
Superannuation Administration Corporation			—

Budget Statement 2012-13	E - 3

	General Government Sector	Public Trading Enterprise Sector	Public Financial Enterprise Sector
Sydney Catchment Authority		—
Sydney Cricket and Sports Ground Trust		—
Sydney Ferries		—
Sydney Harbour Foreshore Authority		—
Sydney Metro		—
Sydney Metropolitan Development Authority	—
Sydney Olympic Park Authority	—
Sydney Opera House Trust		—
Sydney Ports Corporation		—
Sydney Water Corporation		—
Teacher Housing Authority of New South Wales		—
The Audit Office of New South Wales	—
The Legislature	—
The Treasury	—
TransGrid		—
Transport for NSW	—
Venues NSW		—
Waste Assets Management Corporation		—
Water Administration Ministerial Corporation	—
Western Sydney Parklands Trust	—
WorkCover Authority	—
Workers’ Compensation (Dust Diseases) Board	—
Zoological Parks Board		—

E - 4	Budget Statement 2012-13

Glossary

Appropriation	The funds appropriated by Parliament from the consolidated fund to Ministers for the purposes of funding agency activities (either recurrent or capital).

Budget result	The Budget result represents the difference between expenses and revenues from transactions for the general government sector. This measure is equivalent to the net operating balance adopted in accounting standard AASB 1049 Whole-of-Government and General Government Sector Financial Reporting.

Capital expenditure	This is expenditure relating to the acquisition or enhancement of property, plant and equipment (including land and buildings, plant and equipment and infrastructure systems) and intangibles (including computer software and easements).

Capital grants	Amounts paid or received for capital purposes for which no economic benefits of equal value are receivable or payable in return.

Cash surplus/(deficit)	Net cash flows from operating activities plus net cash flows from acquisition and disposal of non-financial assets (less distributions paid for the public non-financial corporation [PNFC] and public financial corporation [PFC] sectors).

Cash surplus/(deficit) (ABS GFS)	As above, less the value of assets acquired under finance leases and similar arrangements.

Change in net worth (comprehensive result)	Change in net worth (comprehensive result) is revenue from transactions less expenses from transactions plus other economic flows, and measures the variation in a government’s accumulated assets and liabilities.

Consolidated Fund

The fund is established under s39 of the Constitution Act 1902. Public monies collected on behalf of the State form this fund. This includes:

•     taxes, fines, fees collected

•     Australian Government grants and

•     dividends and tax equivalent payments from public trading and public financial enterprises.

Current grants	Amounts paid or received for current purposes for which no economic benefits of equal value are receivable or payable in return.

Fiscal aggregates	These are analytical balances that are useful for macroeconomic purposes, including assessing the impact of a government and its sectors on the economy. AASB 1049 Whole-of-Government and General Government Sector Financial Reporting prescribes net operating balance, net lending/borrowing (fiscal balance), change in net worth (comprehensive result), net worth, and cash surplus/(deficit). The Uniform Presentation Framework prescribes additional fiscal aggregates not included in AASB 1049. These are net debt, net financial worth, net financial liabilities and ABS GFS cash surplus/deficit.

Budget Statement 2012-13	G - 1

Fiscal gap	The fiscal gap is the difference between the base period primary balance as a share of gross state product (GSP) and the primary balance as a share of GSP at the end of the projection period, on a no policy change basis. The primary balance is the gap between spending and revenue excluding interest transactions but including net capital expenditure. A positive gap implies that fiscal pressures will be building over the projection period.

Fiscal Responsibility Act 2005	The Act sets out both medium-term and long-term fiscal targets and principles providing a framework for budgeting in New South Wales.

General government sector	This is an ABS classification of agencies that provide public services (such as health, education and police), or perform a regulatory function. General government agencies are funded in the main by taxation (directly or indirectly). Within this sector there are budget dependent and non-budget dependent agencies.

Government finance statistics (GFS)	A system of financial reporting developed by the International Monetary Fund and used by the Australian Bureau of Statistics to classify the financial transactions of governments and measure their impact on the rest of the economy.

Grants for on-passing	All grants paid to one institutional sector (for example, a state government) to be passed on to another institutional sector (for example, local government or a non-profit institution). For New South Wales, these primarily comprise grants from the Australian Government to be on-passed to specified private schools, and to specified local government authorities.

Gross state product (GSP)	The total market value of final goods and services produced within a state.

Interest expense	Costs incurred in connection with the borrowing of funds. It includes interest on advances, loans, overdrafts, bonds and bills, deposits, interest components of finance lease repayments, and amortisation of discounts or premiums in relation to borrowings. Where discounting is used, the carrying amount of a liability increases in each period to reflect the passage of time. This increase is also recognised as an interest expense.

Memorandum items - Loan Council	Memorandum items are used to adjust the cash surplus/(deficit) to include in the Loan Council allocation certain transactions that may have the characteristics of public sector borrowings/investments but do not constitute formal borrowings/investments. Examples include operating leases and the movement in government defined benefit superannuation fund assets.

National agreement payments	An Australian Government grant to States and Territories which must be spent in the key service delivery sector (healthcare, schools, skills and workforce development, disability services and affordable housing, and Indigenous reforms) for which it is provided. States are free to allocate the funds within that sector to achieve the mutually agreed objectives specified in the associated National Agreement.

G - 2	Budget Statement 2012-13

National partnership payment (NPP)	An Australian Government grant to States and Territories to support the delivery of specified outputs or projects, to facilitate reforms or to reward the delivery of nationally significant reforms. Each NPP is supported by a National Partnership Agreement which defines mutually agreed objectives, outputs and performance benchmarks.

Net acquisition of non-financial assets	This is purchases (or acquisitions) of non-financial assets less sales (or disposals) of non-financial assets less depreciation plus changes in inventories and other movements in non-financial assets. Purchases and sales (or net acquisitions) of non-financial assets generally include accrued expenses and payables for capital items. Other movement in non-financial assets include non-cash capital grant revenue/expenses such as developer contribution assets.

Net debt	Net debt equals the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.

Net financial liabilities	This is the total liabilities less financial assets, other than equity in PNFCs and PFCs. It is a more accurate indicator than net debt of a jurisdiction’s fiscal position. This is because it is a broader measure than net debt in that it includes significant liabilities other than borrowings (for example, accrued employee liabilities such as superannuation and long service leave entitlements). For the PNFC and PFC sectors, it is equal to negative net financial worth. For the general government sector NFL, excluding the net worth of other sectors results in a purer measure than net financial worth as, in general, the net worth of other sectors of government is backed up by physical assets.

Net financial worth	Net financial worth measures a government’s net holdings of financial assets. It is calculated from the balance sheet as financial assets less liabilities. It is a broader measure than net debt, in that it incorporates provisions made (such as superannuation) as well as holdings of equity. It includes all classes of financial assets and liabilities, only some of which are included in net debt.

Net lending/(borrowing)	The financing requirement of government, calculated as the net operating balance less the net acquisition of non-financial assets. It also equals transactions in financial assets less transactions in liabilities. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Net operating balance	This is calculated as revenue from transactions less expenses from transactions.

Net worth	It is an economic measure of wealth and is equal to total assets less liabilities.

Nominal dollars/prices	It shows the dollars of the relevant period. No adjustment is made each time period for inflation.

Non-financial public sector	This is a sub-sector formed by the consolidation of the general government sector and public non-financial corporations (PNFC) sector.

Budget Statement 2012-13	G - 3

Other economic flows	This is the changes in the volume or value of an asset or liability that do not result from transactions (that is, revaluations and other changes in the volume of assets).

Payables	A liability that includes short and long term trade creditors, and accounts payable.

Public Private Partnerships (PPP)	This involves the creation of an infrastructure asset through private sector financing and private ownership for a concession period (usually long term). The Government may contribute to the project by providing land or capital works, through risk sharing, revenue diversion or purchase of the agreed services.

Public financial enterprise (PFE)

An ABS classification of agencies that have one, or more, of the following functions:

•     that of a central bank

•     the acceptance of demand, time or savings deposits or

•     the authority to incur liabilities and acquire financial assets in the market on their own account.

For GFS purposes these are referred to as public financial corporations (PFC).

Public trading enterprise (PTE)	An ABS classification of agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation. For GFS purposes, the ABS refers to these as public non-financial corporations (PNFC).

Receivables	An asset that includes short and long term trade debtors, accounts receivable and interest accrued.

Services	These are the ‘end products’ or direct services that are delivered to clients or recipients, the broader community or another government agency. They are expected to contribute to Government priorities.

Service groups	Services that are grouped together on the basis of the results they contribute to, the client group that they serve, common cost drivers or other service measures. There should be a clear ‘line of sight’ between the service groups and the services and activities that are costed and managed as part of internal business planning.

Service group statement	Each agency service group statement in Budget Paper No. 3 Budget Estimates includes a service description- as well as service measures, expense and capital expenditure information.

State owned corporation (SOC)	Government entities (mostly PTEs) which have been established with a governance structure mirroring as far as possible that of a publicly listed company. NSW state owned corporations are scheduled under the State Owned Corporations Act 1989 (Schedule 5).

G - 4	Budget Statement 2012-13

Superannuation interest cost	The expense is the net of interest cost on defined benefit superannuation obligations less the long term expected return on plan assets as determined by the accounting standards. It effectively reflects an annual ‘interest’ or opportunity cost of not fully funding the defined benefits superannuation liabilities.

Other superannuation expense	It includes all superannuation expenses from transactions except superannuation interest cost. It generally includes all employer contributions to accumulation schemes and the current service cost, which is the increase in defined benefit entitlements associated with the employment services provided by employees in the current period. However, superannuation actuarial gains/losses are excluded as they are considered ‘other economic flows’.

Surplus/(deficit)	In Budget Paper No.3 Budget Estimates this is the agency accounting result which corresponds to profit or loss in private sector reports. It equals the net cost of services adjusted for government contributions. This is not the same as the budget result or the GFS cash surplus/(deficit).

Total Asset Management (TAM)	An agency’s TAM plan sets out its asset expenditure priorities and funding projections over a rolling ten year period, to ensure physical asset management plans are aligned with service priorities and performance targets, and are financially sustainable. TAM covers the acquisition, maintenance, operation and disposal of all physical assets, including land, buildings, infrastructure, plant and equipment, and information technology.

Total expenses	The total amount of expenses incurred in the provision of goods and services, regardless of whether a cash payment is made to meet the expense in the same year. It does not include expenditure on the purchase of assets. It also excludes losses, which are classified as other economic flows.

Total revenues	This is the total amount of revenue due by way of taxation, Australian Government grants and from other sources (excluding asset sales) regardless of whether a cash payment is received. It excludes gains, which are classified as other economic flows.

Total state sector	Represents all agencies and corporations owned and controlled by the NSW Government. It comprises the general government, public trading (also referred to as the public non-financial corporations) and public financial enterprises.

Budget Statement 2012-13	G - 5

Index

A

Agency accounting based reports	D-1

Agency classifications	E-1

Australian economy	2-7

Australian Government payments	6-3

B

Balance sheet

general government sector	3-14, 9-11

public non-financial corporation sector	9-19

non-financial public sector	9-23

Budget initiatives and priorities	1-11, 4-18

Budget result

2012-13	3-3

2013-14 to 2015-16	3-5

Budget risks	3-16

Budget scope	1-12

Building the State	1-12

Business investment	2-13

C

Capital expenditure

funding sources	7-3, 8-7

general government sector	3-10

PTE sector	8-5, 8-19

Cash flow statement

general government sector	3-8, 9-3

public non-financial corporation sector	9-20

non-financial public sector	9-22, 9-24

Classification of agencies	E-1

Climate change fund	5-3

Commercial PTEs	8-2

Commonwealth Grants Commission	6-10

Commonwealth-State relations	6-1

Concessions

by function	5-23

detailed estimates	C-1

Consumer behaviour	2-25

Consumer Price Index (CPI)	2-10, 2-21

Cost of living pressures	1-21

COAG reforms	6-18

D

Depreciation and amortisation	4-17

Dividends	5-17, 8-7

Dwelling investment	2-12

E

Economy

World	2-5

Australian	2-7

New South Wales	2-8

Education	4-21

Efficiency dividends	3-16

Electricity sector	8-9

Expenses

by function (Uniform Presentation Framework)	9-15

by policy area	4-18

composition	4-12

employee expenses	4-13

trends	4-10

F

Federal financial arrangements	6-1

Fines	5-3

Fire and Emergency Services	5-6

Fiscal Effectiveness Office	4-9

Fiscal indicators	1-29

Fiscal measures, UPF	9-3

Fiscal Responsibility Act 2005	1-3

Fiscal Responsibility Bill 2005	1-3

Budget Statement 2012-13	i1

G

GAAP - GFS	9-2, D-2

Gambling taxes	5-13

Goods and services tax (GST)

GST revenue grants	6-14

Pool - NSW share	6-6

relativity	6-10

review of distribution	6-13

Grants - current and capital	4-16

Gross state product	2-21

H

Horizontal fiscal equalisation	6-10

Household consumption	2-11

Housing supply and construction	1-12

Housing - social	8-24

I

Inflation	2-21

Infrastructure investment	1-16

Insurance	7-6

Interest income (revenue)	5-16

Intergovernmental financial relations	6-1

Intergovernmental agreement, taxes	5-3

J

James Hardie Funding Arrangements	7-7

K

Key fiscal indicators	1-29

L

Labour Expense Cap	1-7

Labour market	2-17, 2-24

Land tax	5-13

Loan Council reporting requirements	9-25

Long-term fiscal gap	1-26

M

Managing excess employees	4-15

Marketable securities duty	5-3, 5-12

Mining investment	2-24

N

National Agreements	6-15

National disability reform	6-20

National Partnerships	6-17

Net debt

general government sector	3-12, 7-2

non-financed public sector	7-8

total state sector	7-11

Net exports	2-15

Net financial liabilities

general government sector	3-10

public financial enterprise sector	7-11

non-financial public sector	7-8

total state sector	7-11

Net lending/borrowing

general government sector	3-10

Net operating balance - see Budget result

Non-commercial PTEs	8-17

i2	Budget Statement 2012-13

O

Operating results

general government sector	3-3

public trading enterprises	8-4

Operating Statement

general government sector	9-9

public non-financial corporation sector	9-17

non-financial public sector	9-21

P

Pacific Highway	1-17

Payroll tax	5-12

Police Death and Disability scheme	4-25

Police and Justice	4-24

Population growth	2-25

Ports sector	8-14

Property PTEs	8-14

Public Final Demand	2-15

Public Order and Safety	2-24

Public trading enterprises (PTE)

capital expenditure	8-6

dividends	8-8

financing of capital expenditure	8-7

operating performance	8-4

Public Transport	4, 8-20

R

Reconciliation statement - expenses	3-10

Revenue

Policy decisions	5-4

composition	5-1

Risks to budget outcomes	3-17

Royalties	5-19

S

Sale of goods and services (revenue)	5-7

Skills	1-20

Small Business Commissioner	1-20

Social housing sector	8-23

Social Security and Welfare	4-26

Stamp duties	5-9

State final demand	2-12

State owned corporations	8-1

Superannuation

Assets and funding arrangements plan	7-17

liabilities	7-14

unfunded liability estimates and accounting standards	7-15

Sydney Desalination Plant	8-13

T

Taxation revenue	5-9

Tax equivalents	5-17

Tax expenditures

by function	5-21

by type of tax	5-22

detailed estimates	C-1

Transfer duty	5-9

Transport and Communication Sector	4-22

Transport	8-20

Treasurer’s Advance	4-3

U

Unfunded superannuation liabilities	7-13

Uniform Presentation Framework

classification of agencies	E-1

Loan Council reporting	9-25

Uniform Presentation Tables	9-1

V

Variations summary 2011-12	B-1

Vertical fiscal imbalance	6-2

Budget Statement 2012-13	i3

W

Wage Price Index	2-21

Wages

growth	3-16

policy	4-14

Water sector	8-12

WorkCover Reforms	1-19

World economy	2-5

i4	Budget Statement 2012-13